UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

REFERENCE FORM

IN ACCORDANCE WITH ANNEX 24 OF CVM INSTRUCTION NO 480 OF DECEMBER 7, 2009.

MAY / 2016

Summary

1. RESPONSIBLE FOR THE FORM	5
1.1 - DECLARATION AND IDENTIFICATION OF INDIVIDUALS IN CHARGE	5
1.1 - CEO’S STATEMENT	5
1.2 - INVESTOR RELATIONS OFFICER’S STATEMENT	6
1.3 - STATEMENT OF THE CEO / INVESTOR RELATIONS	7
2. INDEPENDENT AUDITORS	8
2.1/2.2 - IDENTIFICATION AND REMUNERATION OF AUDITORS	8
2.3 - OTHER RELEVANT INFORMATION	8
3. SELECTED FINANCIAL INFORMATION	9
3.1 - FINANCIAL INFORMATION – CONSOLIDATED	9
3.2 - NON-GAAP EARNINGS	9
3.3 - SUBSEQUENT EVENTS TO THE LATEST FINANCIAL STATEMENTS	9
3.4 - INCOME ALLOCATION POLICY	9
3.5 - DIVIDEND PAYOUTS AND WITHHOLDING OF NET INCOME	11
3.6 - DECLARATION OF DIVIDENDS TO THE WITHHELD PROFITS OR RESERVES ACCOUNT	13
3.7 - LEVEL OF INDEBTEDNESS	13
3.8 - OBLIGATIONS	13
3.9 - OTHER RELEVANT INFORMATION	14
4. RISK FACTORS	15
4.1 - DESCRIPTION OF RISK FACTORS	15
4.2 - DESCRIPTION OF THE MAIN MARKET RISKS	22
4.3 - NON-CONFIDENTIAL AND RELEVANT LITIGATION, ARBITRATION OR ADJUDICATORY PROCEEDINGS	27
4.4 - NON-CONFIDENTIAL AND RELEVANT LITIGATION, ARBITRATION OR ADJUDICATORY PROCEEDINGS WHOSE APPELLEES ARE ADMINISTRATORS, FORMER ADMINISTRATORS, CONTROLLERS, FORMER CONTROLLERS OR INVESTORS	32
4.5 - CONFIDENTIAL RELEVANT PROCEEDINGS	32
4.6 - NON-CONFIDENTIAL AND RELEVANT JOINT LITIGATION, ARBITRATION OR ADJUDICATORY PROCEEDINGS, RECURRING OR ANCILLARY	33
4.7 - OTHER RELEVANT CONTINGENCIES	33
4.8 - RULES OF THE COUNTRY OF ORIGIN AND THE COUNTRY WHERE THE SECURITIES ARE GUARDED	33
5. RISK MANAGEMENT AND INTERNAL CONTROLS	34
5.1. RISK MANAGEMENT POLICY	34
5.2 - MARKET RISK MANAGEMENT POLICY	38
5.3 - DESCRIPTION OF THE INTERNAL CONTROLS	43
5.4 - SIGNIFICANT CHANGES	45
5.5 - OTHER RELEVANT INFORMATION	45
6. ISSUER'S HISTORY	46
6.1 / 6.2 / 6.4 - ESTABLISHMENT OF THE ISSUER, TERM OF DURATION AND DATE OF REGISTRATION AT THE CVM	46
6.3 - BRIEF HISTORY	46
6.5 - BANKRUPTCY INFORMATION FOUNDED ON RELEVANT VALUE OR JUDICIAL OR EXTRAJUDICIAL RECOVERY	47
6.6 - OTHER RELEVANT INFORMATION	47
7. ISSUER'S ACTIVITIES	48
7.1 - DESCRIPTION OF THE MAIN BUSINESS ACTIVITIES OF THE ISSUER AND ITS SUBSIDIARIES	48
7.2 - INFORMATION ON OPERATING SEGMENTS	48
7.3 - INFORMATION ON PRODUCTS AND SERVICES RELATING TO THE OPERATIONAL SEGMENTS	52
7.4 - CUSTOMERS RESPONSIBLE FOR MORE THAN 10% OF THE TOTAL NET REVENUE	71
7.5 - RELEVANT EFFECTS OF STATE REGULATION OF ACTIVITIES	71
7.6 - RELEVANT REVENUES COMING FROM FOREIGN COUNTRIES	89
7.7 - EFFECTS OF FOREIGN CONTROL ON ACTIVITIES	89
7.8- SOCIO-ENVIRONMENTAL POLICIES	89
7.9 - OTHER RELEVANT INFORMATION	90

8. EXTRAORDINARY BUSINESS	91
8.1- EXTRAORDINARY BUSINESS	91
8.2 - SIGNIFICANT ALTERATIONS IN THE ISSUER'S MANNER OF CONDUCTING BUSINESS	91
8.3 - SIGNIFICANT CONTRACTS NOT DIRECTLY RELATED TO OPERATING ACTIVITIES ENTERED INTO BY THE ISSUER OR ITS SUBSIDIARIES	91
8.4 - OTHER RELEVANT INFORMATION	91
9. RELEVANT ASSETS	92
9.1 - RELEVANT NON-CURRENT ASSETS – OTHERS	92
9.2 - OTHER RELEVANT INFORMATION	93
10. OFFICERS’ NOTES	95
10.1 - GENERAL FINANCIAL AND EQUITY CONDITIONS	95
10.2 - FINANCIAL AND OPERATING INCOME	115
10.3 - EVENTS WITH RELEVANT EFFECTS, OCCURRED AND EXPECTED, IN THE FINANCIAL STATEMENTS	117
10.4 - SIGNIFICANT CHANGES IN ACCOUNTING PRACTICES – CAVEATS AND EMPHASIS IN THE AUDITOR'S OPINION	117
10.5 - CRITICAL ACCOUNTING POLICIES	118
10.6 - RELEVANT ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS	122
10.7 - COMMENTS ON OTHER ITEMS NOT EVIDENCED IN THE FINANCIAL STATEMENTS	123
10.8 - BUSINESS PLAN	123
10.9 - OTHER FACTORS WITH RELEVANT INFLUENCE	124
11. PROJECTIONS	125
11.1 - DISCLOSED PROJECTIONS AND ASSUMPTIONS	125
11.2 - MONITORING AND CHANGES TO THE PROJECTIONS DISCLOSED	126
12. SHAREHOLDERS’ MEETING AND MANAGEMENT	129
12.1 DESCRIPTION OF THE ADMINISTRATIVE STRUCTURE	129
12.2 - RULES, POLICIES AND PRACTICES RELATING TO SHAREHOLDERS’ MEETINGS	135
12.3 - RULES, POLICIES AND PRACTICES RELATING TO THE BOARD OF DIRECTORS	136
12.4 - DESCRIPTION OF THE ARBITRATION CLAUSE TO RESOLVE CONFLICT THROUGH ARBITRATION	138
12.5/6 - COMPOSITION AND PROFESSIONAL EXPERIENCE OF THE MANAGEMENT AND OF THE FISCAL COUNCIL	138
12.7/8 - MEMBERSHIP OF COMMITTEES	270
12.9 - EXISTENCE OF A MARITAL RELATIONSHIP, STABLE UNION OR KINSHIP UP TO THE SECOND DEGREE RELATED TO THE ISSUER'S MANAGERS, SUBSIDIARIES AND CONTROLLERS	274
12.10 - RELATIONSHIPS OF SUBORDINATION, PROVISION OF SERVICE OR CONTROL BETWEEN MANAGERS AND SUBSIDIARIES, CONTROLLERS AND OTHERS	275
12.11 - AGREEMENTS, INCLUDING INSURANCE POLICIES, FOR PAYMENT OR REIMBURSEMENT OF EXPENSES INCURRED BY DIRECTORS AND OFFICERS	290
12.12 - CORPORATE GOVERNANCE PRACTICES	290
12.13 - OTHER RELEVANT INFORMATION	292
13. MANAGEMENT COMPENSATION	294
13.1. DESCRIPTION OF THE POLICY OR COMPENSATION PRACTICE, INCLUDING THE NONSTATUTORY BOARD OF EXECUTIVE OFFICERS	294
13.2 - TOTAL COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD OF DIRECTORS AND FISCAL COUNCIL	300
13.3 - VARIABLE COMPENSATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL	304
13.4 - COMPENSATION PLAN BASED ON SHARES HELD BY THE BOARD OF DIRECTORS AND STATUTORY BOARD OF EXECUTIVE OFFICERS	306
13.5 - COMPENSATION BASED ON SHARES OF THE BOARD OF DIRECTORS AND OF THE BOARD OF EXECUTIVE OFFICERS	307
13.6 - INFORMATION ON OPTIONS (OPEN) HELD BY THE BOARD OF DIRECTORS AND STATUTORY BOARD OF EXECUTIVE OFFICERS	307
13.7 - OPTIONS EXERCISED AND SHARES DELIVERED RELATED TO COMPENSATION BASED ON SHARES OF THE BOARD OF DIRECTORS AND OF THE STATUTORY BOARD OF EXECUTIVE OFFICERS	307
13.8 - INFORMATION NECESSARY FOR UNDERSTANDING THE DATA DISCLOSED IN ITEMS 13.5 TO 13.7 - METHOD OF PRICING THE VALUE OF SHARES AND OPTIONS	307
13.9 - NUMBER OF SHARES, QUOTAS AND OTHER SECURITIES CONVERTIBLE INTO SHARES HELD BY MANAGERS AND BY THE FISCAL COUNCIL -BY BODY	307
13.10 - INFORMATION ON PRIVATE PENSION PLANS GRANTED TO THE MEMBERS OF THE BOARD OF DIRECTORS AND TO THE STATUTORY BOARD OF EXECUTIVE OFFICERS	307
13.11 - HIGHEST, LOWEST AND THE AVERAGE INDIVIDUAL COMPENSATION FOR THE BOARD OF DIRECTORS, STATUTORY BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL	308
13.12 - COMPENSATION OR INDEMNITY MECHANISMS FOR MANAGERS IN CASE OF REMOVAL FROM OFFICE OR RETIREMENT	309

13.13 - PERCENTAGE IN TOTAL COMPENSATION HELD BY MANAGERS AND MEMBERS OF THE FISCAL COUNCIL THAT ARE RELATED PARTIES TO THE CONTROLLING SHAREHOLDERS	309
13.14 - MANAGERS AND FISCAL COUNCIL´S MEMBER’S COMPENSATION, GROUPED BY BODY, RECEIVED FOR ANY REASON OTHER THAN THE POSITION THEY OCCUPY	309
13.15 - MANAGERS AND FISCAL COUNCIL´S MEMBER’S COMPENSATION RECOGNIZED IN THE INCOME OF THE CONTROLLING SHAREHOLDERS, DIRECT OR INDIRECT, OF COMPANIES UNDER JOINT CONTROL AND OF THE ISSUER’S SUBSIDIARIES	309
13.16 – OTHER RELEVANT INFORMATION	310
14. HUMAN RESOURCES	311
14.1 - DESCRIPTION OF HUMAN RESOURCES	311
14.2 - RELEVANT CHANGES - HUMAN RESOURCES	313
14.3 - DESCRIPTION OF EMPLOYEE COMPENSATION POLICY	313
14.4 - DESCRIPTION OF THE RELATIONSHIP BETWEEN THE ISSUER AND UNIONS	314
14.5 - OTHER RELEVANT INFORMATION	314
15. CONTROL AND ECONOMIC GROUP	315
15.1/15.2 - EQUITY POSITION	315
15.3 - CAPITAL DISTRIBUTION	319
15.4 - ORGANIZATION CHART OF SHAREHOLDERS AND ECONOMIC GROUP	319
15.5 - SHAREHOLDERS' AGREEMENT FILED AT THE HEADQUARTERS OF THE ISSUER OR OF WHICH THE CONTROLLER IS A PART	322
15.6 - RELEVANT CHANGES IN THE SHAREHOLDINGS OF MEMBERS OF THE CONTROL GROUP AND THE ISSUER'S MANAGERS	322
15.7 - MAIN CORPORATE TRANSACTIONS	322
15.8 - OTHER RELEVANT INFORMATION	327
16. TRANSACTIONS FOR RELATED PARTIES	328
16.1 - DESCRIPTION OF THE RULES, POLICIES AND PRACTICES OF THE ISSUER WITH REGARD TO THE REALIZATION OF TRANSACTIONS WITH RELATED PARTIES	328
16.2 - INFORMATION ABOUT TRANSACTIONS WITH RELATED PARTIES	328
16.3 - IDENTIFICATION OF MEASURES TAKEN TO DEAL WITH CONFLICTS OF INTEREST AND DEMONSTRATION OF THE STRICTLY COMMUTATIVE CONDITIONS AGREED OR OF APPROPRIATE COMPENSATORY PAYMENT	333
16.4 - OTHER RELEVANT INFORMATION	333
17. CAPITAL STOCK	334
17.1 - INFORMATION ON THE SHARE CAPITAL	334
17.2 - CAPITAL INCREASES	334
17.3 - INFORMATION ABOUT DEVELOPMENTS, GROUPING AND STOCK BONUSES	335
17.4 - INFORMATION ON THE SHARE CAPITAL	336
17.5 - OTHER RELEVANT INFORMATION	336
18. SECURITIES	337
18.1 - STOCK RIGHTS	337
18.2 - DESCRIPTION OF ANY STATUTORY RULES WHICH LIMIT THE VOTING RIGHTS OF SHAREHOLDERS SIGNIFICANTLY OR LEAD THEM TO CARRY OUT PUBLIC OFFERING	338
18.3 - DESCRIPTION OF EXCEPTIONS AND SUSPENSIVE CLAUSES RELATING TO POLITICAL OR ECONOMIC RIGHTS LAID DOWN IN THE BYLAWS	338
18.4 - VOLUME OF NEGOTIATIONS AND MAJOR AND MINOR QUOTES OF SECURITIES TRADED	338
18.5 - OTHER SECURITIES ISSUED IN BRAZIL	339
18.6 - BRAZILIAN MARKETS IN WHICH SECURITIES ARE ADMITTED TO TRADING	339
18.7 - INFORMATION ABOUT CLASS AND KINDS OF SECURITIES ADMITTED FOR TRADING IN FOREIGN MARKETS	339
18.8 - SECURITIES ISSUED ABROAD	341
18.9 - DISTRIBUTION PUBLIC OFFERINGS MADE BY THE ISSUER OR BY THIRD PARTIES, INCLUDING CONTROLLERS AND RELATED COMPANIES AND SUBSIDIARIES, RELATING TO SECURITIES OF THE ISSUER	344
18.10 - USE OF PROCEEDS FROM PUBLIC OFFERINGS FOR DISTRIBUTION AND ANY DEVIATIONS	344
18.11 - DESCRIPTION OF TAKEOVER BIDS MADE BY THE ISSUER IN RESPECT OF SHARES ISSUED BY THIRD PARTIES	344
18.12 - OTHER RELEVANT INFORMATION	344
19. REPURCHASE PLANS/TREASURY	364
19.1 - INFORMATION ON THE ISSUER'S SHARE BUYBACK	364
19.2 - MOVEMENT OF SECURITIES HELD IN TREASURY	365
19.3 - OTHER RELEVANT INFORMATION	367

20. TRADING POLICY	369
20.1 - INFORMATION ABOUT THE SECURITIES TRADING POLICY	369
20.2 - OTHER RELEVANT INFORMATION	370
21. DISCLOSURE POLICY	371
21.1 - DESCRIPTION OF THE STANDARDS, OR INTERNAL PROCEDURES OR REGIMENTS RELATING TO THE DISCLOSURE OF INFORMATION	371
21.2 - DESCRIPTION OF THE POLICY FOR DISCLOSURE OF MATERIAL ACT OR FACT AND PROCEDURES CONCERNING THE MAINTENANCE OF SECRECY ABOUT RELEVANT INFORMATION NOT DISCLOSED	371
21.3 - MANAGERS RESPONSIBLE FOR IMPLEMENTATION, MAINTENANCE, EVALUATION AND SUPERVISION OF INFORMATION DISCLOSURE POLICY	372
21.4 - OTHER RELEVANT INFORMATION	372

1. Responsible for the Form

1. Responsible for the Form

1.1 - Declaration and identification of individuals in charge

Name of the person in charge of the form’s contents: Luiz Carlos Trabuco Cappi

Position: Chief Executive Officer

Name of the person in charge of the form’s contents: Luiz Carlos Angelotti

Position: Investor Relations Officer

The aforementioned Officers hereby state:

a)     to have revised the reference form;

b)    that all information contained in the form meets the provisions of CVM Instruction No. 480, particularly those set out in articles 14 to 19; and

c)     that the set of information contained therein is a true, accurate, and complete description of the issuer's economic financial outcomes and of the risks inherent to its activities and securities issued.

5 – Reference Form – 2016

1. Responsible for the Form

1.1 - CEO’s Statement

STATEMENT

Cidade de Deus, Osasco/SP, May 31, 2016.

I, Luiz Carlos Trabuco Cappi - CEO of Banco Bradesco S.A., declare that:

1.      I have reviewed Banco Bradesco S.A.’s annual reference form for 2015;

2.          All information in the form complies with the CVM Instruction No. 480 in particular with articles 14 to 19; and

3.          Based on our knowledge, the information herein provides a true, accurate and full picture of the issuer's financial situation and the risks inherent in its activities and its issue of securities.

Luiz Carlos Trabuco Cappi

CEO

5 – Reference Form – 2016

1. Responsible for the Form

1.2 - Investor Relations Officer’s Statement

STATEMENT

Cidade de Deus, Osasco/SP, May 31, 2016.

I, Luiz Carlos Angelotti - Investor Relations Officer of Banco Bradesco S.A., declare that:

1.         I have reviewed Banco Bradesco S.A.’s annual reference form for 2015;

2.         All information in the form complies with the CVM Instruction No. 480 in particular with articles 14 to 19; and

3.         To the best of our knowledge, the information herein provides a true, accurate and full picture of the issuer’s financial situation and the risks inherent to its activities and its issue of securities.

Luiz Carlos Angelotti

Investor Relations Officer

6 – Reference Form – 2016

1. Responsible for the Form

1.3 - Statement of the CEO / Investor Relations

The individual statements of the CEO and of the Officer of Investor Relations are described, respectively, in items 1.1 and 1.2 of this Reference Form.

7 – Reference Form – 2016

2. Independent Auditors

2. Independent Auditors

2.1/2.2 - Identification and remuneration of Auditors

Identification and remuneration of Auditors
Is there an auditor?	Yes
CVM Code	418-9
Type of auditor	Local
Name/Corporate name	KPMG Auditores Independentes
CPF/CNPJ [Individual/Corporate Taxpayer's Registry]	57.755.217/0022-53
Service period	03/21/2011
Description of contracted services

The services referring to the fiscal year of 2015, include: (i) Auditing of the financial statements of companies and funds within the Bradesco Organization; (ii) Regulatory Reports in compliance with the Central Bank and the Brazilian Securities Commission (CVM); and (iii) Other services provided by the external auditors (pre-agreed procedures, investigations and review of information, substantially, financial, fiscal and actuarial data).

The services referring to the fiscal year of 2014, include: (i) Auditing of the financial statements of companies and funds within the Bradesco Organization; (ii) Regulatory Reports in compliance with the Central Bank and the Brazilian Securities Commission (CVM); and (iii) Other services provided by the external auditors (system diagnostics and compilation of IT information and training).

The services referring to the fiscal year of 2013, include: (i) Auditing of the financial statements of companies and funds within the Bradesco Organization; (ii) Regulatory Reports in compliance with the Central Bank and the Brazilian Securities Commission (CVM); and (iii) Other services provided by the external auditors (pre-agreed procedures for the review of financial information, sweepstakes, review and diagnostics of systems and tax reviews).

Total amount of compensation of independent auditors divided by service

Auditing services contracted in 2015: R$31,523 thousand

Other Services: R$1,410 thousand

Total: R$32,933 thousand

Auditing services contracted in 2014: R$27,782 thousand

Other Services: R$1,181 thousand

Total: R$28,963 thousand

Auditing services contracted in 2013: R$29,836 thousand

Other Services: R$926 thousand

Total: R$30,762 thousand

Justification for the replacement	Not Applicable
Reason presented by the auditor in case of disagreement with the justification provided by the issuer	Not Applicable
Service period	03/21/2011
Name of the technician in charge	Cláudio Rogélio Sertório
CPF [Individual Taxpayer's Registry]	094.367.598-78
Address	Av. Dionysia Alves Barreto, 500 - Conj. 1001, 10º andar, Centro, Osasco, SP, Brasil, CEP 06086-050, Phone +55 (011) 2856-5300, Email: CSertorio@kpmg.com.br

2.3 - Other relevant information

There is no other information deemed relevant at this time.

8 – Reference Form – 2016

3. Selected financial information

3. Selected financial information

3.1 - Financial Information – Consolidated

(In accordance with International Accounting Standards - IFRS) In R$	Fiscal Year	Fiscal Year	Fiscal Year
	12/31/2015	12/31/2014	12/31/2013
Shareholders’ Equity	90,914,762,000.00	82,291,805,000.00	72,102,926,000.00
Total Assets	1,026,703,522,000.00	930,451,016,000.00	838,301,614,000.00
Net revenue / Revenue from financial intermediation / Gains from insurance premiums	204,488,753,000.00	172,800,179,000.00	153,586,386,000.00
Gross earnings	9,603,583,000.00	19,330,791,000.00	14,319,169,000.00
Net earnings	18,237,905,000.00	15,416,478,000.00	12,486,138,000.00
Number of shares, excluding Treasury	5,029,475,653	5,034,468,671	5,035,810,991
Share equity value (Reais per unit)	18.08	16.35	14.32
Basic Earnings per Share	3.43	2.90	2.34
Diluted Earnings per Share	3.43	2.90	2.34

3.2 - Non-GAAP earnings

The non-GAAP earnings were not disclosed in the course of the last fiscal year.

3.3 - Subsequent events to the latest financial statements

There were no subsequent events that need to be adjusted or disclosed for the consolidated financial statements closed on December 31, 2015.

3.4 - Income allocation policy

(R$ thousand)	Income Allocation
	2015	2014	2013
a) Rules on withholding of profits

Legal reserve

The allocation of a portion of the net income for legal reserves is set out by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital, and may only be used to offset losses or to increase the capital.

The net income for the year, five percent (5%) shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the share capital.

The legal reserve may no longer be constituted in the year in which the balance of this reserve, increased by the amount of the capital reserves provided for in Paragraph 1 of Article 182, exceeds thirty percent (30%) of the share capital.

Statutory Reserves

Article 194 of Law No. 6,404/76 regulates the creation of statutory reserves. Pursuant to such legal document, the company's bylaws may create reserves based on the following specific conditions:
- the purpose is accurately and completely indicated;

- the criteria for determining the portion of annual net income that will be allocated for its constitution is established; and

- the maximum reserve limit is set.

Pursuant to applicable laws, Article 28 of the Bylaws sets out that the balance of the net income, after all statutory allocations, will have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors and deliberated in the Shareholders’ Meeting, and one hundred percent (100%) of this balance may be allocated to the Profits Reserves - Statutory, aimed at keeping the operating margin compatible with the development of active operations of the Company, up to the limit of ninety-five percent (95%) of the value of the paid-in share capital.

In case a proposal by the Board of Executive Officers on the allocation of the net income for the year includes the payout of dividends and/or payment of interest on shareholders’ equity in an amount greater than the mandatory dividend established in Article 27, item III, of the bylaws, and/or withholding of profits in accordance with Article 196 of Law No. 6,404/76, the balance of net income for purposes of constituting this reserve will be determined after the full deduction of these allocations.

9 – Reference Form – 2016

3. Selected financial information

Amounts referring to Withholding of Profits (R$ thousand)	Net Income for the Year	17,189,634	15,088,818	12,011,028
	Legal Reserve	859,481	754,442	600,551
	Statutory Reserves	10,295,188	9,279,796	7,332,569
	Gross Interest on Shareholders’ Equity	5,122,963	3,595,008	3,224,050
	Dividends	912,000	1,459,572	853,858
b) Rules on the distribution of dividends

With the advent of Law No. 9,249/95, which entered into force on January 1, 1996, companies can pay interest on shareholders’ equity, to be imputed, net of withholding income tax, to the amount of the minimum mandatory dividend.

Minimum Mandatory Dividend

In accordance with item III of Article 27 of Bradesco's Bylaws, shareholders are entitled to thirty percent (30%) of the net income as minimum mandatory dividends, in each fiscal year, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76 (Brazilian Corporate Act). Therefore, the minimum percentage of thirty percent (30%) established in the Bylaws is above the minimum percentage of twenty five percent (25%) established in paragraph 2 of Article 202 of Law No. 6,404/76.

Shareholders Holding Preferred Shares

Preferred shares grant their holders dividends ten percent (10%) higher than those attributed to common shares (letter "b" of paragraph 2 of Article 6 of the corporate Bylaws).

Re-Application of Dividends or Interest on Shareholders’ Equity

The re-application of Dividends and/or Interest on Shareholders’ Equity is a product that allows Bradesco's depositor shareholders registered in the Bradesco Corretora, either individuals or corporate entities, to invest the amount received, credited to checking accounts, in new shares (currently only for preferred shares), thereby increasing shareholding interest.

Shareholders have the option of re-applying the monthly and/or special (complementary and intermediary) dividends. There is no ceiling for this re-application and the minimum limit should be enough for the acquisition of at least one (1) share.

c) Frequency of dividend payouts

Bradesco has distributed dividends on a monthly basis since 1970, becoming the first Brazilian financial institution to adopt such practice.

Interim Dividends

The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, twice a year or on a monthly basis, to the existing Accrued Profits or Profit Reserves accounts (Article 27, paragraph 1 of the Corporate Bylaws).

They may also authorize the distribution of Interest on Shareholders’ Equity to replace interim dividends, either integrally or partially (Article 27, paragraph 2 of the Corporate Bylaws).

Interest on Shareholders’ Equity Monthly Payment System

For the purposes set out in Article 205 of Law No. 6,404/76, shareholders entered in the records of the Company on the date of the statement, which occurs on the first business day of each month, shall be deemed beneficiaries.

Payments are made on the first business day of the subsequent month, one month in advance of the mandatory dividend, by credit in the account informed by the shareholder or provided to the Company.

d) Any restrictions on the distribution of dividends imposed by special laws or regulations applicable to the issuer, as well as contracts, judicial or administrative decisions or arbitration.		There are no restrictions on the distribution of dividends.

10 – Reference Form – 2016

3. Selected financial information

3.5 - Dividend payouts and withholding of net income

In R$	Fiscal Year	Fiscal Year	Fiscal Year
	12/31/2015	12/31/2014	12/31/2013
Adjusted Net Income	16,330,152,666.20	14,334,377,257.19	11,410,476,390.24
Dividend distributed in relation to adjusted net income	36.955954	35.261943	35.738276
Rate of return in relation to the equity of the issuer	19.334477	18.512013	16.931296
Total distributed dividend	6,034,963,689.47	5,054,579,977.10	4,077,907,507.89
Withheld net income	11,154,670,696.00	10,034,238,188.36	7,933,120,271.31
Date of approval of the withholding	3/10/2016	3/10/2015	3/10/2014

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Mandatory Dividend
Common	435,144,968.29	07/17/2015
Preferred	476,855,031.71	07/17/2015
Common			300,728,662.31	03/06/2015
Preferred			329,845,144.47	03/06/2015
Common			395,361,818.50	07/18/2014
Preferred			433,636,746.57	07/18/2014
Common					407,103,274.12	03/07/2014
Preferred					446,754,600.73	03/07/2014
Common
Preferred

11 – Reference Form – 2016

3. Selected financial information

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Interest on Shareholders’ Equity
Common	39,531,550.03	02/02/2015
Common	39,531,549.96	03/02/2015
Common	39,531,549.21	04/01/2015
Common	43,484,690.31	05/04/2015
Common	43,484,683.32	06/01/2015
Common	43,484,684.25	07/01/2015
Common	43,481,379.16	08/03/2015
Common	43,481,379.42	09/01/2015
Common	43,481,379.44	10/01/2015
Common	43,481,379.83	11/03/2015
Common	43,481,379.61	12/01/2015
Common	43,481,379.68	01/04/2016
Common	1,935,154,280.79	03/01/2016
Preferred	43,356,901.17	02/02/2015
Preferred	43,356,895.48	03/02/2015
Preferred	43,356,900.27	04/01/2015
Preferred	47,692,133.56	05/04/2015
Preferred	47,692,135.11	06/01/2015
Preferred	47,671,006.32	07/01/2015
Preferred	47,646,706.32	08/03/2015
Preferred	47,610,813.19	09/01/2015
Preferred	47,610,806.92	10/01/2015
Preferred	47,610,802.20	11/03/2015
Preferred	47,610,802.38	12/01/2015
Preferred	47,610,802.33	01/04/2016
Preferred	2,119,045,719.21	03/01/2016
Common			39,531,550.63	02/03/2014
Common			39,531,551.09	03/05/2014
Common			39,531,551.14	04/01/2014
Common			39,531,551.29	05/02/2014
Common			39,531,551.29	06/02/2014
Common			39,531,551.90	07/01/2014
Common			39,531,551.37	08/01/2014
Common			39,531,551.67	09/01/2014
Common			39,531,551.92	10/01/2014
Common			39,531,551.66	11/03/2014
Common			39,531,550.78	12/01/2014
Common			39,531,550.89	01/02/2015
Common			1,240,120,014.11	03/06/2015
Preferred			43,380,016.82	02/03/2014
Preferred			43,380,012.76	03/05/2014
Preferred			43,356,859.89	04/01/2014
Preferred			43,356,873.37	05/02/2014
Preferred			43,356,889.11	06/02/2014
Preferred			43,356,894.27	07/01/2014
Preferred			43,356,895.65	08/01/2014
Preferred			43,356,904.78	09/01/2014
Preferred			43,356,914.62	10/01/2014
Preferred			43,356,911.44	11/03/2014
Preferred			43,356,908.51	12/01/2014
Preferred			43,356,912.06	01/02/2015
Preferred			1,360,179,982.23	03/06/2015

12 – Reference Form – 2016

3. Selected financial information

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Interest on Shareholders’ Equity
Common					35,937,603.64	02/01/2013
Common					35,937,604.14	03/01/2013
Common					35,937,604.07	04/01/2013
Common					197,735,649.57	07/18/2013
Common					39,530,680.64	05/02/2013
Common					39,530,680.64	06/03/2013
Common					39,530,680.64	07/01/2013
Common					197,735,649.57	07/18/2013
Common					39,530,680.64	08/01/2013
Common					39,530,680.64	09/02/2013
Common					39,530,680.64	10/01/2013
Common					39,530,680.64	11/01/2013
Common					39,530,680.64	12/02/2013
Common					39,530,157.18	01/02/2014
Common					677,648,939.80	03/07/2014
Preferred					39,486,014.49	02/01/2013
Preferred					39,486,024.39	03/01/2013
Preferred					39,486,019.68	04/01/2013
Preferred					217,263,210.87	07/18/2013
Preferred					43,434,852.74	05/02/2013
Preferred					43,434,852.74	06/03/2013
Preferred					43,434,852.74	07/01/2013
Preferred					217,263,210.87	07/18/2013
Preferred					43,434,852.74	08/01/2013
Preferred					43,422,952.43	09/02/2013
Preferred					43,385,899.80	10/01/2013
Preferred					43,385,899.80	11/01/2013
Preferred					43,385,899.80	12/02/2013
Preferred					43,385,376.64	01/02/2014
Preferred					743,651,060.20	03/07/2014

3.6 - Declaration of dividends to the withheld profits or reserves account

In relation to the last three fiscal years, no dividends were declared to the withheld profits accounts or reserves constituted in previous fiscal years.

3.7 - Level of indebtedness

Fiscal Year *	Sum of Current and Non-Current Liabilities	Index type	Level of indebtedness	Description and reason for the use of other indexes
12/31/2015	935,788,760,000.00	Level of indebtedness	10.2930343	-
*In accordance with International Accounting Standards - IFRS

3.8 - Obligations

Fiscal year 12/31/2015 (In accordance with International Accounting Standards-IFRS)
Type of Obligation	Type of Guarantee	Other guarantees or privileges	Less than one year	One to three years	Three to five years	More than five years	Total
Loans	Unsecured		22,967,173,000.00	5,269,665,000.00	-	-	28,236,838,000.00
Debt Security	Unsecured		656,883,551,000.00	190,625,420,000.00	22,739,905,000.00	37,303,046,000.00	907,551,922,000.00
Total			679,850,724,000.00	195,895,085,000.00	22,739,905,000.00	37,303,046,000.00	935,788,760,000.00

Note:
The information refers to the Consolidated Financial Statements. It is important to stress that the financial institutions operate, basically, as financial mediators, capturing resources from clients, and onlending loans to clients. Therefore, the obligations informed as “Debt Securities” in item 3.8 are composed basically, by (i) Captures, that include: (a) Deposits; (b) Debentures; (c) Onlending operations; (d) Obligations through the Issuance of Bonds and Securities and (e) Subordinated debt, besides the (ii) Provisions for insurance and pension plans and (iii) further contingent assets.

13 – Reference Form – 2016

3. Selected financial information

3.9 - Other relevant information

The selected financial information described in Section 3 refers to consolidated financial statements.

Item 3.1:

i.       Composition of Net Income – Consolidated

			In R$
Composition (In accordance with International Accounting Standards-IFRS)	2015	2014	2013
Revenue from financial intermediation	127,048,252,000.00	103,893,096,000.00	90,682,625,000.00
Fee and Commission Income	17,856,873,000.00	16,759,980,000.00	14,535,723,000.00
Insurance, pension plan and bond retained premiums	58,760,780,000.00	50,454,983,000.00	44,887,215,000.00
Equity in The Earnings (Losses) of Unconsolidated Companies and Joint Ventures	1,528,051,000.00	1,389,816,000.00	1,062,687,000.00
Other operating income	3,695,561,000.00	3,916,996,000.00	5,914,680,000.00
Cofins contributions	(3,290,081,000.00)	(2,628,819,000.00)	(2,557,543,000.00)
Tax on Services - ISS	(565,259,000.00)	(525,671,000.00)	(489,559,000.00)
Social Integration Program (PIS) contribution	(545,424,000.00)	(460,202,000.00)	(449,442,000.00)
Total	204,488,753,000.00	172,800,179,000.00	153,586,386,000.00

ii.      Number of Shares, Ex-Treasury (Units)

The number of shares presented in 2014 and 2013 were adjusted to reflect the share split, approved at the Special Shareholders’ Meeting of March 10, 2015, in the proportion of two new shares for every 10 possessed.

iii.     Basic Result per Share and Result Diluted per Share

The basic earnings per share is calculated by dividing the net profit attributable to Bradesco’s shareholders by the weighted average of shares in circulation during the year, excluding the average number of shares acquired by Bradesco and held in treasury. The diluted profit per share does not differ from the basic earnings per share, because there are no potential dilutable instruments.

Items 3.4 and 3.5: Dividend payouts and withholding of net income

We highlight the fact that the financial statements used for the policy of allocating incomes and for the distribution of dividends and interest on shareholders’ equity, pursuant to items 3.4 and 3.5, respectively, were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank.

14 – Reference Form – 2016

3. Selected financial information

4. Risk factors

4.1 - Description of risk factors

Below are the main risk factors that the Organization considers relevant, on the date of this Reference Form, and that could influence the decision of investment. If they materialize, these risks could have an adverse effect on our business, our financial situation and equity, and the price of our securities. Therefore, possible investors could evaluate the risks described below thoroughly, as well as other information contained in this Reference Form.

We observed that the risks described below are not the only risks to which the Organization is subject. Other risks that we are not aware of, in case they materialize, can generate similar effects to those mentioned previously.

It is important to highlight that, the order in which the risks are presented reflect a criterion of relevance established by the Organization.

a)     Risks relating to the issuer

Adverse conditions in the credit and capital markets may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility and uncertainties in the credit and capital markets have generally decreased liquidity, with increased costs of funding for financial institutions and corporations. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy. If we are forced to delay raising capital or pay unattractive interest rates in order to obtain capital, our financial condition and results of operations may be adversely affected.

The increasingly competitive environment in the Brazilian banking and insurance industries may negatively affect our business prospects.

The markets for financial, banking and insurance services are highly competitive. We face significant competition in all of our principal areas of operation from other large Brazilian and international banks and insurance companies, both public and private.

Competition has increased as a result of consolidations among financial institutions in Brazil and as a result of regulations by the National Monetary Committee (Conselho Monetário Nacional), that facilitate customers' ability to switch business between banks. The increased competition may materially and adversely affect us by, among other things, limiting our ability to retain our existing consumer base, increase our customer base and expand our operations, reducing our profit margins in banking and other services and products we offer, and limiting investment opportunities.

The increased competition may negatively affect our business results and prospects by, among other things:

•      limiting our ability to increase our customer base and expand our operations;

•      reducing our profit margins in banking, insurance, leasing and other services and products we offer; and

•      increasing competition for foreign investment opportunities.

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Our loans and advances portfolio has grown over recent years. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have payments falling due for a short period of time after their origination. Levels of past due loans are usually higher among our individual clients than our corporate clients.

In 2013 and 2014, our delinquency ratios, which are defined as the total operations overdue for over 90 days in relation to the total portfolio of loans and advances, remained stable at 3.5%. Now in 2015, our delinquency rate above 90 days evolved to 4.1%, due to the deceleration of economic activity in the period.

As of December 31, 2014, our impairment of loans and advances increased by 6.4% when compared to December 31, 2013, while our portfolio of loans and advances to customers grew by 7.8% over that same period. As of December 31, 2015, our impairment of loans and advances increased by 20.5% when compared to December 31, 2014, while our portfolio of loans and advances to customers grew by 6.1% over that same period.

15 – Reference Form – 2016

4. Risk factors

Rapid loan growth may also reduce our ratio of non-performing loans to total loans until growth slows or the portfolio becomes more seasoned. Adverse economic conditions and a slower rate of growth for our loans and advances to customers may result in increases in our impairment of loans and advances, charge-offs and our ratio of non-performing loans and advances to total loans and advances, which may have an adverse effect on our business, financial condition and the results of our operations.

Losses on our investments in financial assets may have a significant impact on the results of our operations and are not predictable.

The value of certain of our investments in financial assets may decline significantly due to the volatility of the financial markets and may fluctuate over short periods of time. As of December 31, 2015, investments in financial assets represented 27.0% of our assets, and realized investment gains and losses have had and will continue to have a significant impact on the results of our operations. The amounts of such gains and losses, which we record when investments in financial assets are sold, or in certain limited circumstances where they are marked to market or recognized at fair value, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the fair value of the financial assets, which in turn may vary considerably, and our investment policies. We cannot predict the amount of gain or loss realized for any future period, and our management believes that variations from period to period have no practical analytical value. Furthermore, any gains in our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation in our consolidated investment portfolio or any portion thereof.

Our trading activities and derivatives transactions may produce material losses.

We engage in the trading of securities, buying debt and equity securities principally to sell them in the short term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value, which may generate losses. In addition, we enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases in exchange rates or interest rates or against decreases in such rates.

A failure in, or breach of, our operational, security or technology systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Although we have high profile information security controls, and continue to invest in the infrastructure, operations and crisis management in place, our data processing systems, operating systems of financial and accounting business, instruments or others may stop operating properly for a limited period of time or become temporarily disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as: electrical or telecommunications outages; breakdowns, systems failures or other events affecting third parties with which we do business or in our instruments used for business activities, including exchanges, clearing houses, financial intermediaries or service providers; events arising from local and larger-scale political or social matters and cyber attacks.

Our substantial dependence on technology, by its very nature, makes us exposed to viruses, malicious software and other forms of cyber attacks, which may unexpectedly impair the operation of the systems that manage and store sensitive and/or confidential information on our operations.

We and other financial institutions have already experienced attacks on our computer systems. Although we have to date not experienced any material or data loss from these attacks, it is possible, given the use of new technologies and increasing reliance on the Internet and the varying nature of attacks, that we may not be able to effectively anticipate and prevent such attacks.

Cyber attacks and temporary interruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, could result in customer attrition, regulatory fines, penalties or intervention, reimbursement or other compensation costs.

The Brazilian Supreme Court is currently deliberating cases relating to the application of inflation adjustments which may increase our costs and cause losses.

The Brazilian Supreme Court (Supremo Tribunal Federal, or “STF”), which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deliberating on whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Cruzado, Bresser, Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013, but was recently interrupted. According to the institutions representing the account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should indemnify the account holders for the non-adjustment of those amounts.

16 – Reference Form – 2016

4. Risk factors

In connection with a related sentence, the Superior Court of Justice (Superior Tribunal de Justiça, or “STJ”), which is the highest court responsible for ruling on federal laws, ruled, in May 2014, that the starting date for counting default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavourable decision by the STF.

We cannot predict the outcome of this case. However, depending on the ruling made by the STF, banks (including ourselves) might incur material costs which could cause losses for us.

We may incur losses associated with counterparty exposures.

We face the possibility that a counterparty will be unable to honor its contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into swap or other derivative contracts under which counterparties have obligations to make payments to us or executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in complex markets where the risk of failure of counterparties is higher.

b)    Risks related to its direct or indirect controlling shareholder or control group

The majority of our common shares are held by one shareholder and none of our Board members are independent, therefore their interests may conflict with those of our other investors.

As of December 31, 2015, Fundação Bradesco directly and indirectly held 56.7% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s by-laws, members of our Board of Executive Officers or of our Board of Executive Officers, that have been working with us for more than ten years serve as members of the Managing Board of Fundação Bradesco. The Managing Board has no other members.

Our Board of Directors has eight members, none of whom are regarded as independent. Brazilian Corporate Law provides that only individuals may be appointed to a company's Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors. As a result, the interests of our Board of Directors may not always be in line with the interests of our common shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our directors are associated to Fundação Bradesco and circumstances may arise in which the interests of Fundação Bradesco, and its associates, conflict with our other investors’ interests.

Fundação Bradesco and our Board of Directors may make decisions in relation to our policy regarding acquisitions, divestitures, financings or other transactions, which may be contrary to the interests of holders of common shares, and which may have a negative impact on the interests of holders of common shares.

c)     Risks related to its shareholders

If we issue new shares or our shareholders sell their shares in the future, the market price of your preferred share ADSs and common share ADSs may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of our shares by diluting value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our shares may decrease significantly.

Under Brazilian corporate law, holders of preferred shares have limited voting rights

Under corporate law and our Bylaws, holders of our preferred shares are not entitled to vote at our Shareholders' Meetings, except in exceptional circumstances. This means that, in contrast to holders of common shares, holders of preferred shares are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

d)    Risks related to its subsidiaries and associated companies

Below we highlight the main risks that could affect the business of our main subsidiary, Grupo Bradesco Seguros, Previdência e Capitalização, which contributed almost 30% of our income.

Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims, underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

17 – Reference Form – 2016

4. Risk factors

The results of our operations depend heavily upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as: assumptions for investment returns, mortality and morbidity rates, expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity, among others. Therefore, we cannot determine precisely the amounts that we will ultimately payouts to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with some of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that actual claims are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and the results of our operations.

We are jointly liable for our customers’ claims if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers' insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain responsible before our policyholders.

e) Risks related to its suppliers

We are not exposed to relevant risks related to our suppliers that could influence the decision of investment in our real estate values.

f) Risks related to its customers

We consider a risk relating to “the customers” as a risk related to the “issuer,” as described in item “a” of this section, which reads as “We may face an increase in our level of delinquency in the payment of loans, to the measure that our loans and advance payment portfolio matures.”

g) Risks relating to the economic sectors in which the issuer operates

The current weakness in Brazilian macroeconomic conditions and perception of certain risks and uncertainties relating to Brazil may have a material adverse effect on our financial condition and results of operations.

Our results of operations are significantly impacted by macroeconomic conditions in Brazil. We have, in previous years, benefited from the generally stable economic environment and the annual growth of the relatively strong GDP in Brazil. However, beginning in 2013, the GDP growth slowed down as a result of a number of factors, including the depreciation of the real, the increasing current accounts deficit and a persistent inflation rate.

The reduction in primary balances in recent years and the increase of the net debt of the public sector have contributed to a higher deterioration in the macroeconomic conditions. Additionally, other events contributed to the more intense deceleration of economic activity last year, affecting even more negatively the perception of the Brazilian risk. Also, the elevation of the unemployment rate, as a result of the macroeconomic situation, creates risks for the banking activity (especially with regards to the possibility of an increase of delinquency of families and businesses). At the same time, the continued high inflation may lead to an increase in the basic interest rate of financial assets, which could also affect the profitability of our operations.

In 2014, the Brazilian Federal Police and the Federal Public Prosecutor's Office started a series of anti-corruption investigations, named Operação Lava Jato or Car Wash Operation, in which, among other things, some executives and employees of Petróleo Brasileiro S.A. (Petrobras), a Brazilian state-owned oil company, were accused of accepting illegal payments to influence commercial decisions. During 2014, 2015 and 2016, these anti-corruption investigations have deepened and resulted in various criminal proceedings, which ended by including, in addition to the executives and employees of Petrobras, several executives from companies of the Brazilian civil construction sector. The symbolic nature of these investigations may have impaired Brazil’s reputation momentarily, which could lead to the reduction of the investors’ confidence, thus making it difficult for Brazilian companies to obtain funding. We cannot foresee how long these anti-corruption investigations will take or how significant their impacts will be on the Brazilian economy. If the uncertainty continues or if the reduction in investor confidence is relevant, the results of our operations may be adversely affected.

18 – Reference Form – 2016

4. Risk factors

In addition to that, our subsidiary Banco Bradesco BBI S.A. (“Bradesco BBI”) is party to certain legal proceedings filed against Petrobras and other defendants, due to its role as underwriter in a notes offering of Petrobras. We or our subsidiaries may become a party to other legal and/or administrative proceedings against Petrobras or other companies which have not yet been filed. A negative outcome of these ongoing legal proceedings or any new legal proceedings may harm our reputation and may adversely affect our financial condition and the results of our operations.

The continuity of any of these factors or their combination may lead to a higher slowdown of GDP growth, which, in turn, may have a negative impact on our financial position and the results of our operations.

The Brazilian government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Our financial conditions and results from operations depend substantially on the Brazilian economy, which in the past has been characterized by frequent and occasionally drastic intervention on the part of the Brazilian government and by volatile economic cycles.

In the past, the Brazilian government has often changed monetary, fiscal and taxation policy in order to influence the course of the Brazilian economy. We have no means of controlling or predicting which measures or policies the government may take in response to the current or future economic situations or how the government's policies or intervention will affect the economy and directly or indirectly affect our operations and revenues.

Our operations, financial condition and the market price of our shares may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

•       exchange rate fluctuations;

•       base interest rate fluctuations;

•       domestic economic growth;

•       political, social or economic instability;

•       monetary policies;

•       tax policy and changes in tax regimes;

•       exchange controls policies;

•       liquidity of domestic financial, capital and credit markets;

•       our customers' capacity to meet their other obligations with us;

•       decreases in wage and income levels;

•       increases in unemployment rates;

•       macroprudential measures;

•       inflation;

•       allegations of corruption against political parties, public officials elected or other public officials, including claims related to the investigation of Operação Lava Jato, or “Operation Car Wash;" and

•       other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

Changes or uncertainties in relation to the implementation of the policies, listed above, can contribute to economic uncertainty in Brazil, increasing the volatility of the Brazilian capital market and the value of their securities negotiated abroad.

Historically, the country's political scenario has influenced the performance of the Brazilian economy and the political crises have affected the confidence of investors and the public in general, which resulted in an economic slowdown and a higher volatility of securities of Brazilian companies issued abroad.

19 – Reference Form – 2016

4. Risk factors

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended appreciation process, interrupted only in late 2008 as a result of the global crisis, the real started to weaken in mid-2011. This trend accelerated in the past four years and early 2016. The weaker currency made some local manufacturers (particularly exporters) more competitive but also made managing economic policy, particularly inflation, increasingly difficult, even with a slowdown in growth. A weaker real impacts adversely the Brazilian companies with debts denominated and/or indexed in U.S. dollar.

As of December 31, 2015, the net exposure of our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 3.3% of our total assets. If the Brazilian currency devalues or depreciates, we risk losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Accordingly, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, even if the value of the liabilities has not changed in their original currency. In addition, our lending operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

Conversely, when the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and may experience decreases in our liabilities denominated in, or indexed to, foreign currencies, as the liabilities and assets are translated into reais. Therefore, if our monetary assets denominated in, or indexed to, foreign currencies significantly exceed our liabilities denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large appreciation of the Brazilian currency could materially and adversely affect our financial results even if the value of the monetary assets has not changed in their original currency.

Changes in base interest rates by the COPOM may materially adversely affect our margins and results of operations.

The COPOM establishes the base interest rates for the Brazilian banking system (SELIC). The base interest rate was 14.25%, 11.75% and 10.00% p.a. as of December 31, 2015, 2014 and 2013, respectively. Changes in the base interest rate may adversely affect our results of operations, once we have assets and liabilities indexed to the SELIC rate. At the same time, high basic interest rates can increase the probability of delinquency of clients, the result of the slowdown of the economic activity. In an analogous manner, reduced rates may increase the leverage of borrowers, generating additional risk to the financial system.

The COPOM adjusts the SELIC rate in order to manage aspects of the Brazilian economy, including the protection of reserves and capital flows. We have no control over the SELIC rate set by the COPOM or how often such rate is adjusted.

Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours, which could adversely affect the market price of our shares.

The undergoing global financial crisis has had significant consequences worldwide, including in Brazil, such as capital markets volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy and volatile exchange rates, among others, which had, and may continue to have in the future, directly or indirectly, an adverse effect on our business, financial condition, results of operations, the market price of securities of Brazilian issuers, including ours, and our ability to finance our operations.

20 – Reference Form – 2016

4. Risk factors

h)    Risks related to the regulation of sectors in which the issuer operates

We can take longer than expected to receive the authorization from Brazilian regulatory agencies for the acquisition of the operations of HSBC Brasil or we may not be able to integrate the acquired business of HSBC Brasil successfully.

In August 2015, we communicated to the market that we had signed the purchase contract of shares with HSBC Latin America Holdings Limited for the acquisition of its Brazilian subsidiary ("HSBC Brasil"). The acquisition was approved by the Central Bank at the beginning of 2016 and, until the date of this annual report, the acquisition was pending approval by other Brazilian regulatory agencies.

The acquisition and integration of the HSBC Brasil involve certain risks, including the risk of:

•         integration of the new communication network, information systems, accounting, financial and personnel system, system of risks and other systems of administration, planning and financial disclosure, bases of clients and products, within our business and can operate with difficulty or with unexpected costs and establish additional demands on our Senior Management, information systems, front office and back office operations and marketing capacity;

•         occurrence of unexpected events, such as losses on assets and/or recognition of liabilities or contingencies related to the acquired business;

•         restrictions or limitations in terms of the acquisition, risk of requiring the exposure of certain assets or business or to prevent the approval of the transaction, taxes by regulating agencies; and

•         delays in the process of integration, which can lead to higher operational expenses than those expected in relation to the acquired business.

Additionally, the expected operation, the financial synergy and other benefits from the acquisition may not be fully achieved.

If we fail to achieve opportunities for business growth and other benefits of this acquisition, or incur in integration costs higher than expected, our results of the operations and financial condition may be adversely affected.

The government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•       minimum capital requirements;

•       compulsory deposit/reserve requirements;

•       fixed assets investment limitations;

•       lending limits and other credit restrictions;

•       accounting and statistical requirements;

•       minimum coverage; and

•       mandatory provisioning policies.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

In particular, the government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments. Regulations issued by the Central Bank are not subject to a legislative process. Therefore those regulations can be enacted and implemented in a very short period of time, thereby affecting our activities in sudden and unexpected ways.

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4. Risk factors

Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to abide by.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•       a portion of our compulsory deposits do not receive remuneration of Central Bank; and

•       a portion of our compulsory deposits must finance a federal housing program, the Brazilian rural sector, low income customers and small enterprises under a program referred to as a "microcredit program."

Rules related to compulsory deposits have been changed from time to time by the Central Bank.

As of December 31, 2015, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$54.8 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us.

Changes in taxes and other fiscal assessments may adversely affect us.

The government regularly enacts reforms to the tax system and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from the enactment of additional tax reforms have not been, and cannot be, quantified.  There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing portfolio of loans and advances.

i)      Risks related to foreign countries where the issuer operates

The risks to which our offices abroad are exposed are not characterized as relevant insofar as they generate significant impacts that could influence our decision of investment.

There is a proviso that the operations of our Offices Abroad are supported by policies, standards and procedures issued by the Organization.

j)      Socio-environmental issues

The socio-environmental risk is represented by the potential damages that an economic activity may cause to society and the environment. The socio-environmental risks associated to financial institutions are, in their majority, indirect and stem from the business relations, including those with the supply chain and with clients, through activities of financing and investment, observing the principles of relevance and proportionality of activities of the Organization.

Funding for large projects carried out by clients can generate socio-environmental impacts that could affect the results and/or reputation of the Organization negatively.

The Organization promotes credit and financing operations, acting in several sectors, which may significantly affect an entire ecosystem, involving communities and the local flora and fauna. If a client, in the development of their activities, causes environmental impacts, such as the contamination of soil and water pollution above the regulations and/or environmental disasters, it has a direct obligation to repair the damage caused financially. Consequently, depending on the magnitude of the socio-environmental impact, this client can have their economic-financial structure compromised, which may generate losses to the Organization.

4.2 - Description of the main market risks

Bradesco is exposed to market risk inherent to their activities, such as currency risk and interest rate, since it exercises the role of financial broker, performing and funding/financing loans in various types of indexers.

As the best practice of risk management governance, Bradesco has a continuous process of management positions, which includes control of all positions exposed to market risk through measures consistent with the international best practices and the Agreement of Capitals – Basel. There is an area independent of the business areas that performs the monitoring and control of the limits for exposure to market risk.

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4. Risk factors

The proposals for risk limits are validated in specific business Committees supported by the Committee of Integrated Risk Management and Capital Allocation, and submitted for approval by the Board of Directors, according to the characteristics of the operations, which are segregated into the following Portfolios:

•       Trading Portfolio: comprised by all operations carried out with financial instruments, including derivatives, held with trading intent or to hedge other instruments in the trading portfolio, and which are not subject to the limitation of their negotiability. Operations held with trading intent are those intended for resale, obtention of benefits from effective or expected price variation, or for arbitration; and

•       Banking Portfolio: comprised by operations not classified in the Trading Portfolio from the other business of the Organization and their respective hedges.

Market Risk Measurement Models

The measurement and control of market risk are made through methodologies of Stress, Value at Risk (VaR), Economic Value of Equity (EVE) and Sensitivity Analysis, in addition to Results Management limits and Financial Exposure. The use of several methodologies for risk measurement and assessment is important, because they are always complementary and their combined use allows you to capture various scenarios and situations.

Trading and Regulatory Portfolio and Risk of Banking Portfolio Shares

The risks of the Trading Portfolio are controlled by Stress and VaR. In the case of Stress, which aims to quantify the negative impact of shocks and economic events that are financially unfavorable to the positions of the Organization, the analysis uses stress scenarios prepared by the area of Market Risk and Economic Area of the Organization from historical and prospective data for the risk factors in which the Portfolios have position.

For the calculation of VaR, the Delta-Normal methodology is adopted, with 99% confidence level, and the horizon applied takes into account the number of days taken to undo existing exposure. The methodology is applied to Trading and Regulatory Portfolios (Trading Portfolio positions plus exposure in foreign currency and commodities of the Banking Portfolio). Additionally, for the measurement of all risk factors of the options portfolio, the models of historic simulation and the Delta-Gama-Vega are applied, whereby the most conservative between the two prevails. For the calculation of the volatilities, correlations and historical returns a window of at least 252 working days was adopted.

For regulatory purposes, the need for capital relating to Banking Portfolio shares is realized through the evaluation of credit risk, as determined by the Central Bank, i.e. they are not included in the calculation of Market risk.

Interest Rate Risk in the Banking Portfolio

The measurement and control of the interest rate risk of the Banking Portfolio are made from the EVE methodology, which measures the economic impact on the positions, according to the scenarios drawn up by the Economic area of the Organization, seeking to determine positive and negative movements that may occur in the curves of interest rates on our applications and funding.

The EVE methodology consists of re-pricing the portfolio subject to variation in interest rates taking into consideration increases or decreases in the rates used for the calculation of the present value and the total duration of assets and liabilities. Therefore, the economic value of the portfolio is calculated both with market interest rates on the date of the analysis and with the scenarios designed for the one-year horizon. The difference between the values obtained for the portfolio will be the EVE, i.e. interest rate risk assigned to the Banking Portfolio.

For the measurement of interest rate risk in the Banking Portfolio, the premise of early settlement of loans is not used because this outcome is not representative on the total volume of operations. For demand deposits and savings, which have no maturity defined treatments for verification of historical behaviors are carried out as well as the possibility of their maintenance. Hence, after all the deductions levied on the demand deposits and savings, for example, the compulsory maintained by the Central Bank, the remaining balance (free resources) is considered in accordance with the flow of salaries of prefixed active operations.

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4. Risk factors

Evolution of Risk Exposure

In this section, we present the evolution of the VaR calculated by the internal model, Stress Analysis and Sensitivity Analysis, the latter in accordance with the criteria set out by the CVM Instruction No. 475/08.

VaR Internal Model - Trading Portfolio

The VaR for the 1-day horizon and net of the tax effects of 2015 was higher than at the end of 2014, with no significant variation during the period. However, the average VaR in 2015 was considerably lower compared to 2014.

		R$ million
Risk Factors	2015	2014
Fixed	17	20
IPCA (Consumer Price Index - Broad)	1	10
Exchange coupon	1	6
Foreign Currencies	1	9
Equities	-	4
Sovereign/Eurobonds and Treasuries	6	6
Other	-	2
Correlation/diversification effect	(8)	(20)
VaR at end year	18	37

VaR at mid year	21	36
VaR year low	5	16
VaR year high	65	57

Note: VaR for the 1-day horizon and net of tax effects.

VaR Internal Model – Regulatory Portfolio

Since January 2013, Bradesco has used its internal market risk models, which were used in their management, in the calculation of the regulatory capital requirement(1) for all risk factors and business of the Organization. This capital is calculated on the basis of the Regulatory Portfolio, which includes the Trading Portfolio plus Currency Exposure and in Commodities of the Banking Portfolio through the VaR Delta-Normal model. Additionally, in order to measure all the risk factors of the options portfolio, the models of historical simulation and the Delta-Gama-Vega are applied, whereby the most conservative of the two prevails. It is important to note that, the value at risk is extrapolated for the regulatory horizon(2) (10-day minimum) based on the time root method. The values of VaR and Stressed VaR demonstrated below are for the horizon of ten days and are net of tax effects.

(1)    In order to calculate the share of the Market Risk, the capital requirement will be the maximum between the internal model and 80% of the standard model, according to Circulars No. 3,646/13 and No. 3,674/13 of the Central Bank; and

(2)    The maximum between the maintenance period (holding period) of the portfolio and 10 days, which is the regulatory minimum horizon required by the Central Bank, is adopted.

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4. Risk factors

				R$ million
Risk Factors	2015		2014
	VaR	Stressed VaR	VaR	Stressed VaR
Interest Rate	56	111	96	211
Exchange Rate	49	71	61	103
Price of Goods (Commodities)	3	7	2	4
Stock Prices	-	-	16	17
Correlation/diversification effect	(17)	(11)	(40)	(53)
VaR at end year	90	178	134	282

VaR at mid year	100	180	142	272
VaR year low	26	73	55	146
VaR year high	312	378	201	347

Note: VaR for the 10-day horizon and net of tax effects.

For the purposes of the calculation of the regulatory capital requirement in accordance with the internal model, one must take into consideration the rules described in Circular Letters No. 3,646/13 and No. 3,674/13 of the Central Bank of Brazil (Bacen), such as the use of VaR and Stressed VaR without tax purposes, of the average of the last 60 days and the multiplier.

Stress Analysis – Trading Portfolio

The Organization evaluates, also daily, the possible impact on positions in stress scenarios to a horizon of 20 working days, with limit set in the governance process. Thus, considering the effect of diversification between the risk factors and the net amounts of tax effects, the possibility of estimated average loss in stress outcomes would be R$190 million in 2015 (2014 - R$384 million), and estimated maximum loss would be R$398 million (2014 - R$542 million).

		R$ million
	2015	2014
At end of the year	184	438
Average in the year	190	384
Minimum in the year	54	162
Maximum in the year	398	542

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of market shifts and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Instruction No. 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations, held in the Banking Portfolio, are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also impact the linked technical reserves.

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4. Risk factors

						R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading and Banking portfolios (1)
Scenario 2 - shock of 25% on rates and market prices		2015			2014
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	(5)	(1,921)	(3,740)	(7)	(2,027)	(3,924)
Price indexes	Exposure subject to variations in price index coupon rates.	(8)	(1,395)	(2,614)	(9)	(1,371)	(2,568)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	(1)	(82)	(151)	(1)	(57)	(107)
Foreign Currency	Exposure subject to exchange rate variations.	(5)	(132)	(265)	(7)	(142)	(273)
Equities	Exposure subject to variation in stock prices.	(12)	(301)	(603)	(18)	(447)	(895)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	(1)	(51)	(101)	(1)	(41)	(79)
Other	Exposure not classified in other definitions.	(0)	(11)	(23)	(1)	(29)	(58)
Total without correlation		(32)	(3,894)	(7,496)	(44)	(4,114)	(7,904)
Total with correlation		(18)	(3,218)	(6,181)	(33)	(3,412)	(6,546)
(1) Amounts net of taxes.

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position today. However, the market is highly dynamic which currently results in continuous changes in these positions but does not necessarily reflect the position shown here. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

						R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading portfolio (1)
Scenario 2 - shock of 25% on rates and market prices		2015			2014
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	(1)	(322)	(628)	(1)	(366)	(713)
Price indexes	Exposure subject to variations in price index coupon rates.	(0)	(9)	(16)	(1)	(81)	(157)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	(0)	(1)	(3)	(0)	(48)	(89)
Foreign Currency	Exposure subject to exchange rate variations.	(0)	(7)	(14)	(3)	(85)	(170)
Equities	Exposure subject to variation in stock prices.	-	-	-	(1)	(16)	(33)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	(1)	(7)	(15)	(1)	(29)	(57)
Other	Exposure not classified in other definitions.	-	(0)	(0)	(1)	(28)	(55)
Total without correlation		(2)	(346)	(675)	(8)	(653)	(1,274)
Total with correlation		(1)	(333)	(649)	(5)	(434)	(844)
(1) Amounts net of taxes.

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:      Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1% variation on prices and 1 basis point on the interest rate. For example: for a Real/U.S. dollar exchange rate of R$3.97 a scenario of R$4.00 would be used, while for a 1-year fixed interest rate of 15.87%, a 15.88% scenario would be applied;

Scenario 2:      25% stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$3.97 a scenario of R$4.96 was used, while for a 1-year fixed interest rate of 15.87%, a 19.83% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

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4. Risk factors

Scenario 3:      50% stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$3.97 a scenario of R$5.95 would be used, while for a 1-year fixed interest rate of 15.87%, a 23.80% scenario would be applied. The scenarios for other risk factors also account for 50% stresses in the respective curves or prices.

4.3 - Non-confidential and relevant litigation, arbitration or adjudicatory proceedings

The Organization is party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

In our relevance analysis of the lawsuits, which considers: (i) the opinion the legal advisers; (ii) the nature of the shares; (iii) the similarity with previous lawsuits; (iv) the complexity; and (v) the opinion of courts (whenever the loss is assessed as probable), we did not identify relevant lawsuits that could have an influence on the decision of investment. In addition, the Management understands that the provision constituted is sufficient to meet the losses resulting from the respective lawsuits.

Although we do not have relevant lawsuits, according to the criteria mentioned above, we have listed below the tax and pension obligations that have values, assets or rights involved, above the materiality of R$514 million, which represents 0.5% of the Reference Equity of the issuer (R$102,825 million). It is important to note that possible differences found between the proceedings disclosed below with the values disclosed in the Notes refer to proceedings that, individually, have lower materiality than that which we consider relevant.

Judicial Proceedings:	16327.000190/2011-83
a. court	Administrative
b. jurisdiction	Second Instance - Administrative Council of Tax Resources - CARF
c. date brought	12/14/2011
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue)
Plainfiff: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 2,921,625,578.06
f. principal facts

Administrative Procedure: Credit of COFINS resulting from the success in AO 2006.61.00.003422-0 (expansion of the calculation basis – Law No. 9,718/98), whose qualification was denied by the RFB in 2011, however the compensation also made in 2011 was undeferred.
After being judged as favorable, in the ordinary proceedings, on June 2011, the company filed a request for credit qualification, which was deferred on August 2011. Therefore, the company started using the credit recognized by the RFB, however, on December 2011 the company was informed of the decision that denied the compensations made.
Exhausted discussion in the administrative sphere, the enforcement of the tax credit is suspended by offering guarantee insurance under Fiscal Execution No. 0006016-63.2015.4.03.6130, whose object includes the discussion of the concept of billing for Banks.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in the court, where the prospect of loss is also remote, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, sensitizing the result for the year.

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4. Risk factors

Judicial Proceedings:	MS 1999.61.00.009282-1
a. court	Federal
b. jurisdiction	TRF 3rd Region – 2nd Section
c. date brought	3/4/1999
d. parties to the proceedings	Defendant: Banco BMC S.A (currently known as Banco Bradesco Financiamentos S.A.)
Plaintiff: Special Representative of the Financial Institutions in SP
e. sums, goods or rights involved	R$ 2,284,819,355.18
f. principal facts

Legal Proceedings, where there is a plea to calculate and collect the COFINS, as per February 1999, on the effective turnover, whose concept is stated in article 2 of LC No. 70/91, moving away from the unconstitutional expansion of the calculation basis intended by paragraph 1 of article 3 of Law No. 9,718/98.
After the Judgment in favor of the company, as the final ruling in August 2006, discussion began about the interpretation of the judgment, where there has already been a final decision in favor of the company, against which the Federal Union perpetrated the Motion to Set Aside Judgment No. 0024478-62.2014.4.03.0000 ruling on the contestation. Judicial deposits performed monthly.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is	If there is a loss in the proceedings the values should be paid upon the conversion of the judicial deposit
lost	made into income of the Federal Government.

Judicial Proceedings:	16327.720430/2012-41
a. court	Administrative
b. jurisdiction	Second Instance - Administrative Council of Tax Resources - CARF
c. date brought	04/13/2012
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plainfiff: Ferrara Participações Ltda.
e. sums, goods or rights involved	$1,895,467,560.10
f. principal facts

Administrative Procedure: Infraction of IRPJ and CSLL concerning the taxation of supposed capital gain in the sale of investment.
Entry maintained in the trial of the motion to deny and voluntary appeal.
The value involved has the enforcement suspended by the exercise of the embargoes of declaration awaiting trial in the Administrative Tax Appeals Council - CARF. Special Appeal awaiting judgment of admissibility in the Upper Chamber of Tax Appeals.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in the court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, sensitizing the result for the year.

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4. Risk factors

Judicial Proceedings:	16327.720064/2012-20
a. court	Administrative
b. jurisdiction	Second Instance - Administrative Council of Tax Resources - CARF
c. date brought	02/03/2012
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plainfiff: Banco Bradesco S.A.
e. sums, goods or rights involved	$1,244,427,113.63
f. principal facts

Administrative Procedure: This is the notification (Isolated fine of 50%) imposed on the values that were compensated from the credit of COFINS resulting from the success in AO 2006.61.00.003422-0 (enlargement of the basis of calculation - Law No. 9,718/98), whose qualification was accepted by the RFB in 2011, but the compensation also made in 2011 was rejected.
After being judged as favorable, in the ordinary proceedings, on June 2011, the company filed a request for credit qualification, which was deferred on August 2011. Therefore, the company started using the credit recognized by the RFB, however, on December 2011 the company was informed of the decision that denied the compensations made. With this undeferment, the company presented a manifestation of nonconformity. However, in February 2012, the company received the notice of infraction related to the isolated fine of 50% imposed as a result of non-approved compensations.
Once the discussion in the administrative sphere is exhausted, the enforcement of the tax credit is suspended by the injunction obtained in MS 0005360-09.2015.4.03.6130.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in the court, where the prospect of loss is also remote, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, sensitizing the result for the year.

Judicial Proceedings:	MS 2006.61.00.027475-9
a. court	Federal
b. jurisdiction	TRF 3rd Region – 3rd Bench
c. date brought	12/14/2006
d. parties to the proceedings	Defendant: Banco IBI S.A. - Banco Múltiplo Plaintiff: Special Representative of the Financial Institutions in São Paulo
e. sums, goods or rights involved	$1,075,780,946.70
f. principal facts

Legal Proceedings, in which a plea was made since January 2007: (i) to recognize and declare the non-enforceability of the COFINS and of the contribution to the PIS, in the modality required by Law No. 9,718/98, preventing it, because its incidence on income earned its inconsistent with the concept of turnover (product of the sales of merchandise and of services provided); (ii) to recognize and declare the non-enforceability of the COFINS levied at 3%, maintaining the levy at 2%; and (iii) to recognize the existence of amount inappropriately collected as PIS (basis of calculation) and of the COFINS (basis of calculation and levy) and the consequent credit rights and authorize the compensation of the values in reference against the instalments due of taxes and contributions managed by the Brazilian Federal Revenue Office.
On March 2007 a partial injuction was obtained, moving away only from the requirement of the collection of the PIS and COFINS on the basis of calculation as determined by Law No. 9,718/98.
On November 2007 the sentence was given as unfounded, re-establishing the Injunction following the favorable decision obtained through a bill of review.
On January 2011 judgment was given as partially favorable, declaring as unconstitutional the incidence of the PIS and COFINS of Law No. 9,718/98 for other income that is not of turnover. Pending judgment is the Amendment of Judgment required in order to clarify if in the concept of turnover the financial income included.
A judicial deposit of the full amount was made of the values involved.
The company lodged a special and extraordinary appeal before the STJ and STF, which are awaiting examination of admissibility.

g. chance of losing (probable, possible or remote)	The prospect of losing the case is rated “possible”. Provision was made because we believe this is a legal obligation.
h. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be paid by converting the realized judicial deposit amount into income to the Federal Government.

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4. Risk factors

Judicial Proceedings:	MS 2000.51.01.006622-4
a. court	14th Federal Bench – Judicial Section of Rio de Janeiro
b. jurisdiction	High Court of Justice
c. date brought	10/01/2008
d. parties to the proceedings	Defendant: Bradesco Saúde S.A. Plaintiff: INSS
e. sums, goods or rights involved	$891,840,130.66
f. principal facts

Writ of mandamus filed by Bradesco Saúde S.A. challeging the existence of the legal-tax relationship obliging it to withhold social security contributions on payments made to doctors/dentists.
In November 2001, the verdict was given as unfavorable, recognizing the incidence of the Social Security Contribution on payments made by petitioners to doctors, and therefore, denied in court.
In February 2003, the judgment was given by TRF 2nd region, dismissing the appeal of the Petitioner to maintain the contested decision.
Special and extraordinary appeals were made - both were admitted initially. Monocratic decision of the Reporting Judge admitted the Special Appeal of Bradesco Saúde to grant security. A Specific Appeal was made, by the Federal Government, which denied the appeal. It is awaiting the lodge of a possible appeal by the Federal Government.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost	Deposit in court paid to Federal Revenue. Need to withhold social security contribution on payments made to doctors/dentists.

Judicial Proceedings:	16327.720616/2014-61
a. court	Administrative
b. jurisdiction	First Instance – Federal Revenue Service Office Judgment (local acronym DRJ)
c. date brought	10/27/2014
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plainfiff: Banco Bradesco S.A.
e. sums, goods or rights involved	$742,979,585.40
f. principal facts

Administrative Procedure – Infraction of IRPJ concerning the year of 2009 on the disallowance of depreciation expenses of rented property.
DRJ converted the trial of the impugnation into diligence. In the result, the auditor who issued the notification proposed the correction of the value entered, in fact, recognizing the error.
With the return of the DRJ notification for trial, the enforcement of the tax credit is suspended.
The portion classified as "remote" loss corresponds to the value exonerated by the auditor in the diligence report.

g. chance of losing (probable, possible or remote)	R$389,989,984.38 - remote R$352,989,601.02 - possible R$742,979,585.40
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in the court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, sensitizing the result for the year.

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4. Risk factors

Administrative Procedure:	10970.720351/2011-88
a. court	Administrative
b. jurisdiction	Second Instance - Administrative Council of Tax Resources - CARF
c. date brought	11/30/2011
d. parties to the proceedings	Defendant: Federal Authority (Brazil’s Federal Revenue) Plainfiff: Tempo Serviços Ltda
e. sums, goods or rights involved	$669,897,518.58
f. principal facts

Administrative Procedure: Fine of IRPJ and CSLL related to the gloss of expense of the premium amortization paid in the acquisition of the investment.
In August 2014, there was the option for partial compliance with tax benefit introduced by Law No. 11,941/09, extended by art. 2 of Law No. 12,996/14, only in relation to the values of CSLL at a difference of percentage from 9% to 15%. Waiting for approval.
The value involved has the enforcement suspended by voluntary appeal to the Administrative Tax Appeals Council - CARF brought only in relation to the disallowance of the amortization of the goodwill.

g. chance of losing (probable, possible or remote)	R$248,933,917.90 - remote R$420,963,600.67 - possible R$669,897,518.58
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in the court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, sensitizing the result for the year.

Tax enforcement proceedings:	0100563-94.0700.8.26.0090
a. court	Municipal
b. jurisdiction	Court of Municipal Tax Collections of the Capital/SP
c. date brought	05/02/2011
d. parties to the proceedings	Defendant: City Hall of the Municipality of São Paulo Plaintiff: Bradesco Leasing S.A. Arrendamento Mercantil
e. sums, goods or rights involved	$666,451,358.34
f. principal facts

Tax Execution – Filed by the Municipality of São Paulo (SP) against Bradesco Leasing in June 2007, originating from acts of infringement issued against BCN Leasing, extinct by incorporation.
The company became aware of the Tax Collection in May 2011 and in June 2011, presented a motion for advanced dismissal of enforceability founded on nullities of the preceding administrative procedures, partial illegitimancy, expiry and limitation.
The enforcement of the values involved is suspended by the offer of Guarantee Insurance in the full amount of the debit and opposition of embargoes of implementation that are awaiting trial.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, sensitizing the result for the year.

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4. Risk factors

Judicial Proceedings:	MS 0047693-88.2012.4.02.5101
a. court	Federal
b. jurisdiction	TRF 3rd Region – 3rd Bench
c. date brought	11/16/2012
d. parties to the proceedings	Defendant: Banco Bradesco BERJ S.A. Plaintiff: Special Representative of the Financial Institutions in RJ
e. sums, goods or rights involved	$640,737,041.79
f. principal facts

The Legal Procedure, where there is a plea to calculate and collect the PIS and COFINS, from the competence of October 2012, on its effective billing, whose concept firmed by private law and accepted by the STF is mentioned explicitly in article 2 of LC 70/91, referred to in articles 1 and 2 of Law No. 9,718/98, thus moving away from the requirement of these contributions on the entirety of the operating revenues, in particular financial revenues.
The value involved has the enforcement suspended due to the full judicial deposit involved, made with the decline of the appeal initially granted.
The company made an appeal which awaits trial in the TRF 2nd Region.

g. chance of losing (probable, possible or remote)	The prospect of losing the case is rated “possible”. Provision was made because we believe this is a legal obligation
h. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be paid by converting the realized judicial deposit amount into income to the Federal Government.

Judicial Proceedings:	NFL 1667.2013
a. court	Administrative
b. jurisdiction	Municipal Secretary of Treasury - City Hall of Salvador/BA
c. date brought	01/13/2014
d. parties to the proceedings	Defendant: City Hall of the Municipality of Salvador/BA Plaintiff: Banco Alvorada S.A.
e. sums, goods or rights involved	$536,322,022.73
f. principal facts

NFL 1667.2013 – Tax Infraction Notice drawn up by the City Hall of Salvador aiming to collect alleged values of ISS in the period from December 2008 to December 2012 on revenues from lease operations of Banco Alvorada.
Once the discussion was exhausted a writ of mandamus No. 0571168-65.2015.8.05.0001 was perpetrated and an injunction was obtained by which the value involved has had the enforcement suspended.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, sensitizing the result for the year.

In 2015, the total value of provisioned processes described in this item was R$2,746,570 thousand.

4.4 - Non-confidential and relevant litigation, arbitration or adjudicatory proceedings whose appellees are administrators, former administrators, controllers, former controllers or investors

We do not have any proceedings under the conditions mentioned in item 4.4.

4.5 - Confidential relevant proceedings

We do not have any proceedings under the conditions mentioned in item 4.5.

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4. Risk factors

4.6 - Non-confidential and relevant joint litigation, arbitration or adjudicatory proceedings, recurring or ancillary

Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid overtime, pursuant to Article 224 of the Brazilian Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and not judged, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on the Organization’s financial income.

It is worth mentioning the significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances is due to the implementation of economic plans that were part of the government’s economic policy to reduce inflation in the 80s and 90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision regarding the right under litigation.

Tax and social security contributions

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

In 2015, the total value provisioned for the proceedings described in this item was:

•         Labor proceedings: R$3,048,442 thousand;

•         Civil proceedings: R$4,202,950 thousand; and

•         Tax and pension obligations: R$8,112,925 thousand.

4.7 - Other relevant contingencies

There are no other relevant contingencies that have not been covered in the previous items.

4.8 - Rules of the country of origin and the country where the securities are guarded

Not applicable due to fact that Bradesco is not categorized as a foreign issuer.

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4. Risk factors

5. Risk management and internal controls

5.1. Risk management policy

In relation to the risks indicated in item 4.1, report the following:

a)     if the issuer has a formal policy of risk management, highlighting, if affirmative, the agency that approved it and the date of its approval, and, if negative, the reasons for which the issuer did not adopt a policy

The Organization has policies, standards and procedures for the management of risks and of capital. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all the activities of the Organization and related companies.

The policies, standards and procedures shall ensure that the Organization maintains a control framework compatible with the nature of its operations, complexity of its products and services, activities, processes, systems and the size of their risk exposure.

The risk management and capital policies are aligned with the strategic objectives of the Organization, with the best national and international practices, in accordance with laws and regulations issued by the supervisory agencies, reviewed at least annually by the Board of Directors and made available to all employees and companies associated through the corporate intranet.

Policies / Corporate Standards	Risk factors related to (item 4.1):	Approving agent	Date of approval
Credit Risk Management	a) issuer f) clients g) sectors of the economy	Board of Directors	12/14/2015
Market and Liquidity Risk Management	a) issuer b) controller c) shareholder g) sectors of the economy	Board of Directors	12/14/2015
Operational Risk Management	a) issuer	Board of Directors	12/14/2015
Underwriting Risk Management of Bradesco Seguros' Risk	a) issuer d) subsidiaries	Board of Directors	12/14/2015
Business Continuity Management	d) subsidiaries	Board of Directors	12/14/2015
Procurement and Management of Outsourced Services	e) suppliers	Board of Directors	12/14/2015
Corporate Sustainability	j) socio-environmental issues	Board of Directors	02/26/2015
Strategic Risk Management	h) regulation of sectors	Board of Directors	04/20/2015
Information security	a) issuer	Board of Directors	03/23/2015
Purchases of the Bradesco Organization	e) suppliers	Board of Directors	08/03/2015

b)    the objectives and strategies of the risk management policy, if applicable, including:

               i.        the risks against which one seeks protection:

In relation to the risks indicated in item 4.1, the objectives and strategies of the management policy aimed at ensuring compliance with the Organization's risk appetite. The risk appetite refers to the types and levels of risks that, broadly, the Organization proposes to admit in running its business and achieving its objectives and is reflected in the philosophy of corporate risk management and of capital, which in turn influences the culture and the mode of operation of the Organization.

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5. Risk management and internal controls

This appetite is influenced by several factors, among which are the corporate strategy, the targets of solvency, the indexes of liquidity, the control of concentration of portfolios and the definition of the types of risks not accepted in running the business.

In the Organization, the risk appetite is defined and formalized by the Board of Directors, which is subsidized by the Integrated Risk Management and Capital Allocation Committee (COGIRAC), which is controlled by various limits of risks. The risk appetite is aligned to the strategy of the Organization, demonstrating the engagement of the governance structure in its definition and monitoring. The process of monitoring risks is corporate, which is considered from the budgeting process of the Organization.

              ii.        the instruments used for protection:

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of Bradesco’s complex financial products and activity profile, and is composed of the following stages:

ì	Identification	■	Consists in identifying the risks inherent to the activities of the Organization, contemplating the evaluation and classification of business, products and services related to risks.
ê
	Measurement	■

Consists in quantifying losses (expected and unexpected) by means of internationally known methodologies, either under normal market conditions, or in situations of stress. For such, technical tools compatible with the complexity of existing operations, products and services are used.

ê
	Mitigation	■

Represents the measures taken by the Organization to reduce risks by adopting actions that minimize the impact in the case of occurrence of adverse events. It includes, for example, the activities of internal controls, the use of secured guarantees, fiduciary guarantees, hedges, insurance and risk transfer, among others.

ê
	Monitoring	■

The Organization has several activities to guarantee the appropriate behavior of risks, respecting the policies and limits defined. It also covers the verification of the effectiveness of the internal controls and the correct design of the processes and their updates.

ê
ë	Report	■	It includes all the actions focused on disseminating information on risks and controls promptly, permeating all spheres of the Organization, market and regular national and international bodies.

The Organization has policies, standards and procedures for the management of risks and of capital. These instruments establish the basic guidelines for activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all the activities of the Organization and related companies.

The policies, standards and procedures shall ensure that the Organization maintains a control framework compatible with the nature of its operations, complexity of its products and services, activities, processes, systems and the size of their risk exposure.

The risk management and capital policies are aligned with the strategic objectives of the Organization, with the best national and international practices, in accordance with laws and regulations issued by the supervisory agencies, reviewed at least annually by the Board of Directors and made available to all employees and companies associated through the corporate intranet.

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5. Risk management and internal controls

            iii.        the organizational structure of risk management:

The structure of our risk and capital management function consists of committees, responsible for assisting our Board of Directors, the Presidency and the Board of Executive Officers in making strategic decisions.

The Organization has a committee, called “Integrated Risk Management and Capital Allocation Committee,” which is responsible for advising the Board of Directors on the performance of its roles in the management and control over risks and capital.

The committee is assisted by the Capital Management Executive Committee, and the executive committees for risk management of: a) Credit; b) Market and Liquidity; c) Operational and Socio-environmental; d) Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários; and e) Basel II Implementation. There is also the Products and Services Executive Committee, and Executive Committees for our business units, whose tasks include suggesting limits for exposure to their related risks and devising mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

Highlighted in this structure is the Integrated Risk Control Department (DCIR), whose mission is to promote and facilitate the control of risks and allocation of capital, through robust practices and the certification of existence, of execution and effectiveness of controls to ensure acceptable levels of risks in the processes of the Organization, independently, consistently, transparently and in an integrated manner. This Department is also responsible for meeting the requirements of the Central Bank related to risk management activities.

Corporate Governance of the Organization counts on the participation of all its hierarchical levels, which aim to optimize the performance of the company and protect interested parties, as well as facilitate access to capital, add value to the Organization and contribute to its sustainability, mainly involving aspects focused on transparency, and equality of treatment and accountability. This framework meets the guidelines established by the Board of Directors.

In this context, the management of risks and capital is carried out by means of collective decision-making, supported by specific committees. This process counts on the participation of all the layers encompassed by the scope of Corporate Governance, which comprises Senior Management and the various areas of business, operations, products and services.

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5. Risk management and internal controls

Board of Directors	Approves and reviews the risk management strategies, policies and structures of risk and capital management, including appetite and exposure limits according to the types of risks.
Risk and Capital Allocation Integrated Management Committee
  Validates and submits the appetite and exposure limits according to the types of risks for approval by the Board of Directors;
  Validates and submits to the Board of Directors policies for risk and capital management;
  Ensures compliance with the Organization's risk management policies;
  Monitors the risk profile, performance, need for capital and sufficiency, exposures versus limits and control of the risks.

Audit Committee
  Reviews the integrity of the financial statements;
  Makes recommendations to the Board of Executive Officers for correcting or improving policies, practices and procedures identified within the ambit of their attributions.

Internal Controls and Compliance Committee
  Evaluates the effectiveness and compliance of the Organization's Internal Controls System;
  Ensures procedures comply with applicable rules, regulations and legislation;
  Submits Half-yearly Reports of Internal Controls Compliance for the Organization's companies to the Board of Directors.

General Inspectorate Department
  Certifies the risk management process of the business;
  Ensures compliance with the policies, norms, standards, procedures and internal and external regulations;

•     Recommends improvements in the internal control environment.

Disclosure Executive Committee
  Supports Senior Management to appraise the disclosure of significant transactions and information relating to the Organization;
  Examines reports in order to ensure that they are prepared in accordance with controls and procedures defined for their preparation.

Executive Committees Market and Liquidity Risk Credit Risk Operational and Socio-environmental Risks Risks of Grupo Bradesco Seguros and of BSP Empreendimentos Imobiliários
  Ensures compliance with the risk management policies;

  Ensures the efficacy of risk management processes;

  Approves definitions, criteria and procedures to be adopted, as well as methodologies, models and tools focused on the management and measurement of risk;

  Monitors and evaluates information on the level of exposure to risk, consolidated and by office;

  Follows behavior and evolution of the market, as well as evaluate the impacts and risks.

Capital Management Executive Committee
  Approves methodologies, definitions, criteria and tools focused on the capital management process;
  Assesses and submits for validation the policy, structure, roles and responsibilities, risk appetite, capital plans and assessment of the adequacy of the capital by the Integrated Risk Management and Capital Allocation Committee.

Basel Executive Committee	Establishes corporate designs to meet the Basel Capital Accord, as facilitator of the necessary demands to adapt the Organization to the standards and for the timely monitoring of its implantation.
Products and Services Executive Committee	Evaluates if all risks have been identified and are acceptable, deliberating on the creation, modification, suspension or discontinuity of products and services.
Executive Committee for Collection and Loan Recovery
  Deliberates on proposals of renegotiation of debts matured or with the potential risk of loss;
  Approves standards, procedures, measures and guidelines of corporate character, related to the subject of Collection and Recovery of Loans;
  Defines limits of authority for approval in the renegotiation of debts.

Executive Committee for Credit	Takes collective decisions on consultations of limits or operations involving credit risk, proposed by Offices and Companies of the Bradesco Organization.

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5. Risk management and internal controls

c)     adequacy of the operational structure and internal controls for the verification of the effectiveness of the policy adopted

The Organization has an Internal Controls and Compliance Committee to advise the Board of Directors on fulfillment of its duties related to adoption of strategies, policies and measures for the dissemination of its culture of internal controls, risk mitigation and compliance with the regulations applicable to the Bradesco Organization.

In addition to the information provided in the items mentioned above, the Bradesco Organization publishes the Risk Management Report – Pillar 3 quarterly, which can be consulted on http://www.bradescori.com.br, via the link "Reports and Spreadsheets."

5.2 - Market risk management policy

a)     if the issuer has a formal market risk management policy, highlighting, if affirmative, the agency that approved it and the date of its approval, and, if negative, the reasons why the issuer did not adopted a policy

The Organization has the Market and Liquidity Risk Management Policy, approved by the Board of Directors, and the latest review was made on December 14, 2015.

b)    the objectives and strategies of the risk management policy, if applicable, include

i.      market risks for which protection is sought

The Treasury Department (treasury) is the only unit of the Organization that has a mandate to take risks in the Trading Portfolio. In addition, the Treasury is responsible for the decision to mitigate the risks of the trading portfolio of the Conglomerate, which includes the volatility risks, currency risk, liquidity risk, stock prices and commodity risks and interest rate risk.

All market risk exposures of the Organization are admitted up to the limits established by the Board of Directors, which are reviewed at least annually, and that such limits are monitored independently in time.

ii.    asset protection strategy (hedge)

To standardize the use of financial instruments designed to hedge operations and use of derivatives of the Treasury, the Organization has drafted specific standards, which were adopted by the competent Committees.

The hedge operations performed by Bradesco Treasury must, necessarily, cancel or mitigate the risks of mismatching of amounts, deadlines, currencies or indexers of the positions of the Treasury books, respecting the risk and exposure limits approved by the Board of Directors, being used for this purpose, the assets and derivatives authorized for trading in each of his books, aiming to:

•    Control and frame operations, respecting the limits for exposure and current risks;

•    Change, modify, or reverse positions due to market changes and operational strategies; and

•    Reduce or mitigate exposures to dead markets, operations in stress conditions or low liquidity.

For those derivatives classified in the "hedge accounting" category, there is the monitoring of their effectiveness, as well as its accounting implications.

iii.   instruments used for asset protection (hedge)

Due to the characteristics of its businesses and its international activities, the Organization uses various financial instruments to hedge which include transactions with securities issued by Governments and private companies, as well as stock exchange or counter derivatives.

The Bradesco’s Treasury can use standardized derivatives (Exchange-traded) and those of continuous use (OTC-traded) with the purpose of achieving results and also with the purpose of construction of hedges. Derivatives of continuous use are those that are usual for the OTC-traded market, such as vanilla swaps (interest rates, currencies, CDS, among others), term operations (currencies, for example), vanilla options (currency, Bovespa index), among others. As for non-standard derivatives that are not classified as continuous use or the structured operations, their use is subject to the authorization by the competent Committee.

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5. Risk management and internal controls

iv.   parameters used for the management of these risks

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The proposals for risk limits are validated in specific business Committees supported by the Committee of Integrated Risk Management and Capital Allocation, and submitted for approval by the Board of Directors, according to the characteristics of the operations, which are segregated into the Trading and Banking portfolios.

The Integrated Risk Control Department, regardless of the business management, monitors compliance with the limits established and provides daily management reports for the control of the business areas and positions to the Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

The reports are complemented with a system of alerts, which determines the recipients of the risk reports in accordance with the percentage of use of limits, and thus, the higher the risk limit consumption, the more members of the Senior Management will receive the reports.

For the Trading Portfolio, the following limits are monitored:

•            VaR;

•            Stress;

•            Result; and

•            Financial Exposure/Concentration.

For the Banking Portfolio, the following limits are monitored:

•            Interest Rate Risks.

In addition to the limits mentioned above, there are specific limits for each operator of the Treasury Department.

v.     If the issuer operates financial instruments with diverse goals of asset protection (hedge) and what these goals are

In the proposal of a financial institution, the Organization meets the demands of clients by offering swap operations, forward among others, as well as proprietary trading of treasury, respecting the limits of exposure to market risk established by the Board of Directors.

vi.   organizational structure of market risk management control

The process of market risk management is performed at the corporate level. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of market risk being performed centrally and independently. This process enabled the Organization to be the first financial institution and only one in the country authorized by the Central Bank to use, since January 2013, their internal market risk models for the calculation of regulatory capital requirements. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

The Integrated Risk Control Department – DCIR, whose mission is to promote and facilitate the control of risks and capital allocation of the Organization's activities, independently, consistently, and in a transparent and integrated manner, is responsible for:

  Proposing methodologies for the measurement of risks;
  Identifying, calculating, and reporting risks;
  Controlling risks calculated vis a vis limits;
  Calculating Capital allocation; and
  Proposing the establishment and review of policies, rules and procedures pertaining to the management of market risks and liquidity.

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5. Risk management and internal controls

Macro process of market risk management

Shareholders' Meeting
Board of Directors
Presidency
Board of Executive Officers
Fiscal Council
Integrated Risk and Capital Allocation Committee
Internal Controls and Compliance Committee
Audit Committee
General Inspectorate
Market and Liquidity Risk Management Executive Committee
Basel Executive Committee
Executive Committee for Risk Management Of Grupo Bradesco Seguros and BSP Empreend. Imob.
Treasury for Asset and Liability Management Executive Committee
Treasury Executive Committee
Products and Services Executive Committee
Investments Executive Committee
Disclosure Executive Committee
Mark to market commission
• Proposes models for mark to market commission.
Liquidity Risk Commission
• Proposes and refers to systemic and specific stress scenarios
Products and Services Department Commission
• Analyze and issue an opinion on the proposals of creation/change of products
Back Offices
▪ Accounts for operations;
▪ Controls portfolios;
▪ Marks to market;
▪ Provides the tools/reports on liquidity control on a daily basis;
▪ Updates the liquidity reports along the day;
▪ Prepares reports on past changes and also on future situations;
▪ Checks the compliance with the minimum liquidity level on a daily basis;
▪ Provides weekly reports to the Board of Executive Officers.
DPOC (1)
▪ Prepares budgets;
▪ Follows the budget x actual performance ratios;
▪ Performs Capital management;
▪ Supplies management positions;
▪ Marks to market;
▪ Performs accounting reconciliation of treasury products;
▪ Prepares reports of maturities and currencies from the book value;
▪ Provides weekly reports to the Board of Executive Officer.
DEPEC (6)
▪ Prepares alternative scenarios and of stress.
DCIR (2)
Market Risk and Liquidity
▪ Proposes the establishment and review of policies, rules and procedures relating to market and liquidity risk management (market and cash flow);
▪ Detects, calculates and reports risks;
▪ Controls risks calculated in relation to established limits;
▪ Verifies the need for capital;
▪ Models risk;
▪ Proposes methods for measuring risks;
▪ Controls indicators of internal and external liquidity;
▪ Captures, stores and provides market information and pricing of options.
Periodical Reports
DGC (3)
▪ Performs independent validation of internal risk management models;
▪ Aims at compliance with anti-money laundering and counter-terrorism financing legislation;
▪ Guarantees and registers.
Business units/Branches
▪ Identifies the customers' needs and develops new products;
▪ Proposes limits depending on approved budget;
▪ Manages risk exposure in line with policies and limits.
DCG (4)
▪ Establishes the accounting guidelines, prepares and consolidates the economic-financial information;
▪ Calculates de capital (Reference Equity);
▪ Provides monthly information for risk management.
External Audit
▪ Certifies (integrity testing) the database, account reconciliation etc.;
▪ Issues opinions.
Central Bank
DRM (5)
▪ Submits reports to the Disclosure Committee for appreciation;
▪ Discloses reports to the market.
DOM (7)
▪ Provides solutions for improvement in structures, management and processes;
▪ Tracks and monitors the strategic risk management project.

(1)                    DPOC – Department of Planning, Budgeting and Control;

(2)                    DCIR – Integrated Risk Control Department;

(3)                    DGC – Department of Guarantees and Registers;

(4)                    DCG – General Accounting Department;

(5)                    DRM – Market Relations Department;

(6)                    DEPEC – Department of Research and Economic Studies; and

(7)                    DOM – Department of Organization and Methods.

Market risk is accompanied by the meetings of the Executive Committees of Treasury, Treasury for Asset and Liability Management and Market Risk and Liquidity Management. In addition, the monitoring is also done by the Committee of Integrated Risk Management and Capital Allocation, which is still responsible for extraordinary meetings for the analysis of positions and situations where the risk exposure limits are exceeded, leading to Board of Directors measures and strategies adopted for validation when needed.

The responsibilities of the Committee of Integrated Risk Management and Capital Allocation are:

  to ensure compliance with risk management policies of the Organization;
  to ensure the effectiveness of the risk management process;
  to adopt exposure limits for types of risks, in accordance with the risk appetite approved by the Board of Directors;
  to validate and submit to the approval of the Board of Directors:

                        i.   the policies inherent in the management of the risks and of capital;

                       ii.   the proposals of appetite and exposure limits per type of risks; and

                      iii.   the results of the reviews conducted on policies and structures for the management of risks and capital, abiding by at least, the periodicity established in the regulations;

  to report risk control reports, the assessment of the need of capital and capital adequacy, the relevant amendments in relation to strategies adopted and the status of the business continuity plans to the Board of Directors;
  to take note of the work carried out by internal and external audits that pertain to risk management and results concerning independent validation of models;
  to position the Board of Directors on a regular basis on the activities of the Committee;
  to review and propose to the Board of Directors the update of the Regiments of the Risk Management Executive Committees, when necessary; and
  to provide the Board of Directors with a comprehensive and integrated vision of the risks and impacts of capital.

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5. Risk management and internal controls

The Executive Committee of Market Risk and Liquidity Management has the following responsibilities:

  to ensure compliance with the Market Risk and Liquidity Management Policy of the Organization;
  to ensure the effectiveness of the market risk and liquidity management process in the framework of the Organization;
  with regards to market risk and liquidity management, to approve and revise:

                        i.   definitions, criteria and tools; and

                       ii.   the measures to be adopted, including methodologies, modeling, mathematical statistics and econometrics;

  to valuate and submit for the validation by the Committee of Integrated Risk Management and Capital Allocation of the Bradesco Organization, the policy, structure, roles, procedures and responsibilities of dependencies involved in the process of management of market risks and liquidity, as well as the revisions performed at least annually;
  to validate the behavior of the results, backtesting of models and other materials deemed pertinent;
  to create conditions for the conduction of the review carried out by the area of independent validation of models of the Department of Guarantees and Registers (DGC) and the internal and independent audits; and
  to delegate responsibilities to technical committees involved in the liquidity and market risk management process.

The responsibilities of the Executive Committee of Treasury are:

o      Trading Portfolio:

▪ to evaluate and endorse the national and international strategies of operation of the local treasury, of New York, London and other international extensions of the conglomerate for the optimization of the results, based on the analysis of the political-economic scenarios, at national and international levels;

▪ to validate the proposed tolerance limits for exposure to risks by Treasury, to be submitted for approval by the Committee of Integrated Risk Management and Capital Allocation (COGIRAC);

▪ to conduct special meetings for the analysis of positions and situations, where the tolerance limits for exposure to risks are exceeded;

▪ to deliberate on new specific Treasury products traded within the financial market, stress scenarios and limits of exposure and/or risk of competence of the Committee; and

▪ to monitor the results, strategies, behaviors and risks of the positions established by the Treasury Department.

Tables of Clients and of Treasury Products:

▪ to monitor and countersign:

       the results and volumes of products under the management of the Treasury negotiated with clients, namely: derivatives, COEs (Certificate of Structured Operations) and public and private securities trading;

       the results and asset volumes negotiated by the Treasury with clients, spread trading activity of the bank assets; and

       the net volumes of funding with Corporate and Institutional clients, whose negotiations are made by the Treasury.

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5. Risk management and internal controls

o The departments listed below shall be responsible for the exposure of subjects so specified:

▪ DEPEC – Department of Research and Economic Studies:

       political-economic scenario.

▪ Treasury Department:

       positions of trading portfolios;

       proposals of new products; and

       positions of operations with clients.

▪ DCIR – Integrated Risk Control Department:

       risk positions versus the limits in force;

       the proposed scenarios for both normal and situations of stress; and

       capital allocation in internal and standard models.

Finally, the responsibilities of the Executive Committee of Treasury and Management of Assets and Liabilities are:

o      Asset and Liability Management – ALM:

▪ to assess strategies:

       of expertise in the management of assets and liabilities, within the limits established based on the analysis of the political-economic scenarios, at national and international levels; and

       of expertise in the hedge management of foreign heritage;

▪ to monitor and countersign the pricing strategies of active, passive and derivative operations with clients of the Organization;

▪ to define internal Funds Transfer Price (FTP) of liabilities and assets in local and foreign currency;

▪ to validate proposals to be submitted for approval by the COGIRAC:

       liquidity rule; and

       limit of tolerance to risk exposure;

▪ to monitor and countersign:

       the results, strategies, behaviors and risks of the mismatches and indexers maintained by the Organization managed by the Treasury Department; and

       the management of liquidity in reais and in the foreign currency of the Organization, including liquidity reserves, managed by the Treasury Department; and

▪ to approve:

       minimum reserve of liquidity for a scenario of stress of one (1) month;

       adverse and stress scenarios for the risk of the Non-trading Portfolio; and

       limits of exposure and/or risk of competence of the Committee.

o The Departments listed below shall be responsible for the exposure of subjects so specified:

▪ DEPEC – Department of Research and Economic Studies:

       political-economic scenario.

▪ Treasury Department:

       management strategies for the mismatch of assets and liabilities generated by the business of the Bank in Brazil and abroad and hedge of foreign heritage; and

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5. Risk management and internal controls

       presentation of the cash and liquidity management in the Financial Conglomerate (National, Units Abroad and Brokers).

▪ DCIR – Integrated Risk Control Department:

       risk positions versus the limits in force;

       the proposed scenarios for both normal and situations of stress, for assessing the risk of the Non-Trading Portfolio;

       proposal for minimum liquidity reserve and liquidity indicators for the various activities of the Financial Conglomerate.

c)     adequacy of the operational structure and internal controls for verifying the effectiveness of the policy adopted

In the Organization, the DCIR – Integrated Risk Control Department, also responsible for the measurement and control of business risks, has an area dedicated to activities focused on internal controls and compliance, while the DGC – Department of Guarantees and Registry – has an area dedicated to independent validation of models, which carries out the measurement of adequacy and adherence of models used in risk management. In addition, all departments and enterprises of the Organization have people responsible for establishing, evaluating and executing controls, and performance of the adherence tests applicable.

There is, also, the General Inspectorate Department, which is responsible for the Organization's internal audit.

5.3 - Description of the internal controls

In relation to internal controls used to ensure that reliable financial statements are prepared, the Officers should comment on:

a)     the main practices of internal controls, level of efficiency of such controls, indicating any imperfections and measures adopted to correct them

The effectiveness of the internal controls of the Organization is sustained by qualified professionals, well-defined and implemented processes and technology compatible with the business needs.

The methodology of internal controls applied in the Organization is in line with the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) – version 2013, which has the purpose of supplying a model for internal controls, management of corporate risks and fraud, in order to improve the performance and organizational supervision.

The existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization are certified by the area responsible for the execution of tests of adherence of the controls, and the results are reported to the Audit Committee and Internal Controls and Compliance Committee, as well as to the Board of Directors, with the purpose of providing security for the proper running of the business and to reach the objectives established in accordance with applicable laws and regulations, external policies, internal standards and procedures, in addition to applicable codes of conduct and self-regulation codes.

On the basis of the above, the Management has evaluated the effectiveness of internal controls related to the consolidated financial statements ended on December 31, 2015, and concluded, with a reasonable degree of certainty, that the internal controls are effective and efficient to guarantee the integrity of information, whereby no significant deficiencies or material weaknesses were identified.

b)    the organizational structures involved

The structure of internal controls defined by the Organization combines the observance of the applicable regulatory requirements with the adoption of the best practices of Corporate Governance, to ensure the necessary focus and effective management of the Internal Controls.

The responsibilities are presented as follows:

•      Board of Directors: Establish the strategic guidance of the Organization in order to, among the best practices of Corporate Governance, protect and maximize the return on investment of the shareholder, by ensuring that the Board of Executive Officers is always able to exercise its functions with competence, transparency and respect regarding the strictest ethical principles.

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5. Risk management and internal controls

•      Committees: Advise the Board of Directors or the Executive Presidency on issues that require specific knowledge and/or the establishment of collective decision-making. We highlight those related to internal controls and that support the Board of Directors.

o        Audit Committee: Advise the Board of Directors in the performance of their duties relating to monitoring accounting practices on preparing financial statements for the Company and its subsidiaries, as well as designating independent auditors and evaluating their effectiveness.

o        Internal Controls and Compliance Committee: Advise the Board of Directors in the fulfillment of its duties related to the adoption of strategies, policies and measures for the dissemination of its culture of internal controls, risk mitigation and compliance with the regulations applicable to the Organization.

o        Integrated Risk Management and Capital Allocation Committee: Advise the Board of Directors in the performance of its duties in the management and control of risks and capital in the sense of the consolidated economic financial entity.

o        Ethics Committee: Propose actions to ensure the enforcement of the Organization’s Corporate and Sector Codes of Ethics, and to promote awareness of it among our employees and management.

•      Executive Presidency: Establish policies and guidelines that will lead to the deployment and maintenance of an adequate and effective system of Internal Controls and Compliance.

•      Board of Executive Officers: Implement the necessary actions to achieve the guidelines imposed by the Executive Presidency, defining the responsibilities, authorities and subordinations, providing input that leads to the maintenance of controls to mitigate the operational risks incurred by the Organization, promoting high standards of integrity and ethics and the dissemination of a culture that emphasizes and demonstrates the importance of the internal controls to all employees and collaborators.

•      Owners of the Rights to the Offices: Responsible for activities and for the existence and effectiveness of the internal controls of their Office, as well as the identification, classification, measurement and monitoring of controls and operational risks. For this purpose, create and maintain appropriate structures for the demands and other conditions necessary to safeguard compliance with laws, regulations, standards and procedures.

•      Managers in the Offices: Define and document the flows of processes, identifying and assessing the events of risks, defining the proper response for the risks. Acting on risks, identifying gaps, preparing and following up on the implementation of action plans to correct anomalies or improve existing controls. Ensure that the policies, rules and procedures necessary for the completion of the activities are accessible and being complied with by all those involved. Define, implement and ensure the effectiveness of the controls. Communicate promptly to the Integrated Risk Control Department (DCIR) any creation or alteration in the flow of the processes and/or in the controls exercised, as well as the identification of new risks.

•      Integrated Risk Control Department: Certify independently the existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization. Responds for the consolidation of the results of the adherence tests applied in the scope of the financial conglomerate and by drafting the Compliance Report of the Internal Controls. The Agent of Internal Controls should have access and report directly to the Departmental Board or to the Board of Executive Officers if the case so requires, and its role must be exercised without restriction of access to systems, data, information, documents and areas and, above all, without any connection with existing commercial, operational or administrative activities in its area of operation. Promote and facilitate the control of risks and allocation of capital for the activities of the Organization, independently, consistently, transparently and in an integrated manner. This Office is also responsible for meeting the requirements of the Central Bank related to risk management activities.

•      General Inspectorate Department (Internal Audit): Assess independently the processes of the Organization, Business vision and Information Technology, contributing to the mitigation of risks, suitability and effectiveness of internal controls and compliance with the Policies, Norms, Standards, Procedures and Internal and External Regulations.

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5. Risk management and internal controls

c)     if and how the effectiveness of internal controls is supervised by the administration of the issuing authority, indicating the position of the people responsible for this monitoring

Risk management permeates the entire Organization and is aligned with the guidelines established by the Board of Directors and by the structure of the Committees that define the global objectives, expressed in targets and limits for the risk management business units. The control and capital management units, in turn, support the administration by means of monitoring processes and analysis of risk and capital.

The internal control is part of the responsibility of all employees in the Organization. When service providers (employees) perform controls on behalf of the Organization the contracting parties of the Offices are liable for these controls.

The operation of the Organization related to the internal control is performed by means of three lines of defense where everyone contributes to provide reasonable assurance that the objectives specified are achieved:

•         The first line of defense - the whole structure of customer service and clients, Departments and Affiliated Companies - responsible for managing the risks from day to day and for implementing corrective actions in order to maintain the effectiveness of the controls;

•         The second line of defense - Offices with supporting activities - responsible for establishing functions of compliance and risk management to support the development and/or monitoring of the controls in the first line of defense; and

•         The third line of defense - the General Inspectorate Department - responsible for evaluating and reporting the effectiveness of governance, risk management and internal controls, including how the first and second lines of defense achieve their targets.

d)    deficiencies and recommendations on internal controls included in the detailed report of the independent auditor, prepared and forwarded to the issuer by the independent auditor, in accordance with the regulation issued by CVM that provisions on the registry and exercise of the independent audit activity

Based on our skills and works carried out by the independent auditor to evaluate the structure of internal controls, the objective of which is to ensure the adequacy of the Organization’s financial statements, there are no deficiencies or recommendations related to internal control in the independent auditor’s report that could significantly affect our financial statements.

e)     comments of the Officers on the weaknesses found in the detailed report prepared by the independent auditor and on the corrective measures adopted

Since there are no deficiencies or recommendations in the independent auditor’s report, there are no comments from the officers.

5.4 - Significant changes

Regarding the last financial year, there were no significant changes in the main risks to which the Organization is exposed. Also, the policies / standards of risk management did not suffer any relevant changes in the period.

5.5 - Other relevant information

Bradesco reports the interest rate risk of the Banking Portfolio weekly, which includes all companies in the Prudential Conglomerate, to the Senior Management, the Board of Directors and the Central Bank.

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5. Risk management and internal controls

6. Issuer's history

6.1 / 6.2 / 6.4 - Establishment of the issuer, term of duration and date of registration at the CVM

Establishment of the issuer, term of duration and date of registration at the CVM
Issuer Incorporation Date	01/05/1943
Issuer Incorporation Method	Joint-stock company, established as a Commercial Bank.
Country of Incorporation	Brazil
Term	Indefinite Term
CVM Registration Date	07/20/1977

6.3 - Brief History

Banco Bradesco S.A. was founded in 1943 as a commercial bank under the name of Banco Brasileiro de Descontos S.A. In 1948, we entered a period of intense expansion, which, by the end of the 60s, led us to become the largest commercial bank in the private sector in Brazil. We expanded our activities across the country in the 70s, winning Brazilian urban and rural markets.

In 1988, as provided for by the Central Bank, the reorganization of the Company took place in the form of a Multiple Bank, with the incorporation of the real estate loans company, to operate with the Commercial and Real Estate Loan Portfolios, changing its corporate name to Bradesco S.A. - Banco Comercial e de Crédito Imobiliário, which was again changed to Banco Bradesco S.A. on 01/13/1989.

In 1989, Financiadora Bradesco S.A. Crédito, Financiamento e Investimentos changed its object and corporate name, resulting in the cancellation of the authorization to operate as a financial institution, followed by the creation of Carteira de Crédito, Financiamento e Investimentos and, in 1992, Banco Bradesco de Investimento S.A. (BBI) was incorporated by Bradesco, an occasion in which the investment portfolio was established.

We are one of the largest banks in Brazil in terms of total assets. We provide a wide range of banking and financial products and services in Brazil and abroad, for individuals and corporate entities (small, medium and large corporations). We have the widest network of branches and services in the private sector in Brazil, which allows us to cover a diverse customer base. Our services and products include banking operations, such as: loan operations and collection of deposits, issuance of credit cards, insurances, capitalization, consortium, leasing, billing and payment processing, pension plans, asset management and brokerage services as well as securities brokerage.

Macroeconomic and Sectorial Policies

The macroeconomic context, sectorial policies and the regulatory framework have significant impact on Banco Bradesco operations. The performance of the economic activity, monetary policies decisions regarding the basic interest rate and mandatory deposits, inflation level, evolution of the foreign exchange rate, among other variables, impact on the speed of credit expansion, level of delinquency rates and the result of financial intermediation, to name a few. In recent years, the GDP growth slowdown contributed to a more modest expansion of credit, while the increase in the prime rate raised the raising costs in the activity of banking intermediation. Even though in 2016 the Brazilian economy should display a new cyclic contraction of the GDP and increase of unemployment, the macroeconomic adjustments in progress should create the necessary conditions for a more sustainable growth ahead. From the point of view of policies that could be regarded as sectoral or microeconomic, there was a substantial gain in the participation of targeted investments (conditioned to governmental decisions) within the bank credit. One example is the lines of housing finance. The banking sector is subject to wide regulation, thus suffering the influence of changes in the regulatory framework. In recent history, some examples that may be mentioned are: macro-prudential measures that change the capital requirements for the financing of vehicles; changes regarding IOF in the concession of credit and foreign funding; alteration of the rule of compensation for savings deposits; interest

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5. Risk management and internal controls

rates and maximum maturity of consigned credit; rules on the sharing of credit card transaction systems; changes on reserve requirements and compensation of mandatory deposits. But above all, the most important example might be the implementation of rules of Basel III, which changes a wide set of rules regarding capital requirements, risk control, liquidity requirements, among other. In this context, Banco Bradesco has been meeting such requirements and shall remain prepared to comply with these possible changes in the regulatory environment.

6.5 - Bankruptcy information founded on relevant value or judicial or extrajudicial recovery

There was and there is no event of this nature related to the Company.

6.6 - Other relevant information

There is no other information deemed relevant at this time.

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6. Issuer's history

7. Issuer's activities

7.1 - Description of the main business activities of the issuer and its subsidiaries

Currently, we are one of the largest banks in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid‑sized and small companies and major local and international corporations and institutions. Our products and services comprise banking operations such as loans and advances and deposit‑taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services. For a better view of the main companies that are part of the Issuer’s Economic Group, and its respective activities, please see items 15.4.b and 9.1.c of this Reference Form.

7.2 - Information on operating segments

a)     products and services marketed

We operate and manage our business through two segments: (i) the banking sector; and (ii) insurance, pension plans and capitalization bonds.

Banking products and services

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

•         deposit-taking with clients, including checking accounts, savings accounts and time deposits;

•         loans and advances (individuals and companies, real estate financing, microcredit, onlending BNDES/FINAME funds, rural credit – leasing, among others);

•         credit cards, debit cards and pre-paid cards;

•         cash management solutions;

•         solutions for the public authorities;

•         asset management and administration;

•         services related to capital markets and investment banking activities;

•         intermediation and trading services;

•         solutions for the capital markets;

•         international banking services;

•         import and export financings; and

•         purchasing consortiums.

Insurance products and services

We offer insurance products through a number of different entities, which we refer to collectively as "Grupo Bradesco Seguros." Grupo Bradesco Seguros is the leader in the Brazilian insurance market. The insurance products offered in our customer service channels, are:

•  life and personal accident insurance;

•  health insurance;

•  automobile insurance, property and casualty and liability insurance lines;

•  reinsurance;

•  Pension plans; and

•  capitalization bonds.

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6. Issuer's history

b)    segment revenue and its participation in the issuer's net revenue

The following information about segments was prepared on the basis of reports provided to the Administration to assess performance and make decisions regarding the allocation of resources for investment and other purposes. Our Management uses a variety of information, including financial information, which is prepared in accordance with BR GAAP, and non-financial information, measured on a different basis. Therefore, the information contained in the segments has been prepared in accordance with accounting practices adopted in Brazil and the consolidated information has been prepared in accordance with IFRS.

The main assumptions of the segment for income and expenses include: (i) the excess of cash held by the insurance, private pension and capitalization, which are included in this segment, resulting in an increase in net revenue interest; (ii) wages and benefits and administrative costs included within the insurance segment, pension plans and capitalization, which consist only of costs associated directly with these operations; and (iii) the costs incurred in the Banking segment, related to the infrastructure of the branch network and other overheads, that are not allocated.

				R$ million
Composition of Net Revenues 2015	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2) (3)	Other transactions, adjustments and eliminations (4)	Total
Interest income and similar	106,807	22,076	(1,835)	127,048
Fee and Commission income	19,200	1,529	(2,872)	17,857
Insurance, pension plan and bond retained premiums	-	58,761	-	58,761
Equity in the earnings (losses) of unconsolidated companies	1,358	167	3	1,528
Other operating income	2,752	1,331	(387)	3,696
Cofins contributions	(2,586)	(699)	(5)	(3,290)
Tax on Services - ISS	(548)	(16)	(1)	(565)
Social Integration Program (PIS) contribution	(429)	(116)	-	(545)
Total	126,554	83,033	(5,097)	204,489
Participation in net revenue	61.9%	40.6%	-2.5%	100.0%

				R$ million
Composition of Net Revenues 2014	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2) (3)	Other transactions, adjustments and eliminations (4)	Total
Interest income and similar	91,859	14,976	(2,942)	103,893
Fee and Commission income	17,571	1,578	(2,389)	16,760
Insurance, pension plan and bond retained premiums	-	50,455	-	50,455
Equity in the earnings (losses) of unconsolidated companies	1,221	169	-	1,390
Other operating income	2,424	1,814	(321)	3,917
Cofins contributions	(1,960)	(630)	(39)	(2,629)
Tax on Services - ISS	(484)	(15)	(27)	(526)
Social Integration Program (PIS) contribution	(368)	(89)	(3)	(460)
Total	110,263	68,258	(5,721)	172,800
Participation in net revenue	63.8%	39.5%	-3.3%	100.0%

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7. Issuer's activities

				R$ million
Composition of Net Revenues 2013	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2) (3)	Other transactions, adjustments and eliminations (4)	Total
Interest income and similar	79,936	11,578	(832)	90,682
Fee and Commission income	15,648	1,292	(2,404)	14,536
Insurance, pension plan and bond retained premiums	-	44,887	-	44,887
Equity in the earnings (losses) of unconsolidated companies	1,031	31	-	1,062
Other operating income	4,939	1,346	(370)	5,915
Cofins contributions	(1,895)	(611)	(51)	(2,557)
Tax on Services - ISS	(447)	(13)	(30)	(490)
Social Integration Program (PIS) contribution	(336)	(102)	(11)	(449)
Total	98,876	58,408	(3,698)	153,586
Participation in net revenue	64.4%	38.0%	-2.4%	100.0%

(1)      The financial segment is comprised of financial institutions, holding companies – which are mainly responsible for managing financial resources, and credit card and asset management companies;

(2)      The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)      The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)      Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

c)     profit or loss resulting from the segment and participation in the issuer's net income

				R$ million
Income Statement 2015	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2) (3)	Other transactions, adjustments and eliminations (4)	Total
Net Income on interests	46,935	5,974	2,727	55,636
Net fee and Commission income	19,195	1,498	(2,872)	17,821
Gains/(losses) net assets for trading	(7,200)	(627)	(425)	(8,252)
Unrealized Gains/Losses from financial assets available for sale	(371)	(354)	53	(672)
Gains/(losses), net foreign currency	(3,523)	-	-	(3,523)
Result of insurances and pension plans	-	5,496	2	5,498
Loss by decrease in recoverable value of loans and advances	(16,480)	-	1,759	(14,721)
Personnel expenditure	(13,104)	(1,217)	263	(14,058)
Other administrative expenses	(13,077)	(1,138)	493	(13,722)
Depreciation and amortization	(2,753)	(321)	132	(2,942)
Other Operating Income/(Expenses)	(11,726)	(964)	(299)	(12,989)
Operating income	(2,103)	8,347	1,832	8,076
Result from participation in affiliated companies	1,358	167	3	1,528
Profit before taxes and non-controlling shareholders' participation	(745)	8,514	1,835	9,604
Income tax and social contribution	12,621	(3,193)	(794)	8,634
Net income for the year	11,876	5,321	1,041	18,238
Attributable to controlling shareholders	11,875	5,216	1,043	18,133
Attributable to non-controlling shareholders	1	105	(1)	105
Participation in net profits	65.1%	29.2%	5.7%	100.0%

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				R$ million
Income Statement 2014	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2) (3)	Other transactions, adjustments and eliminations (4)	Total
Net Income on interests	43,035	4,556	2,455	50,046
Net fee and Commission income	17,571	1,557	(2,389)	16,739
Gains/(losses) net assets for trading	(1,834)	(255)	156	(1,933)
Unrealized Gains/Losses from financial assets available for sale	(297)	(729)	33	(992)
Gains/(losses), net foreign currency	(1,245)	-	-	(1,245)
Result of insurances and pension plans	-	5,411	1	5,412
Loss by decrease in recoverable value of loans and advances	(10,432)	-	141	(10,291)
Personnel expenditure	(12,461)	(1,197)	(10)	(13,668)
Other administrative expenses	(12,578)	(1,119)	725	(12,972)
Depreciation and amortization	(2,749)	(244)	61	(2,933)
Other Operating Income/(Expenses)	(8,915)	(850)	(458)	(10,223)
Operating income	10,096	7,130	716	17,941
Result from participation in affiliated companies	1,221	169	-	1,390
Profit before taxes and non-controlling shareholders' participation	11,316	7,299	715	19,331
Income tax and social contribution	(772)	(2,843)	(299)	(3,914)
Net income for the year	10,545	4,456	416	15,416
Attributable to controlling shareholders	10,533	4,355	427	15,315
Attributable to non-controlling shareholders	12	101	(11)	101
Participation in net profits	68.4%	28.9%	2.7%	100.0%

				R$ million
Income Statement 2013	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2) (3)	Other transactions, adjustments and eliminations (4)	Total
Net Income on interests	41,600	5,590	2,110	49,300
Net fee and Commission income	15,639	1,265	(2,404)	14,500
Gains/(losses) net assets for trading	(4,073)	(1,915)	198	(5,790)
Unrealized Gains/Losses from financial assets available for sale	(3,881)	(2,526)	306	(6,101)
Gains/(losses), net foreign currency	(1,121)	-	27	(1,094)
Result of insurances and pension plans	-	6,933	1	6,934
Loss by decrease in recoverable value of loans and advances	(9,731)	-	108	(9,624)
Personnel expenditure	(11,201)	(1,092)	(61)	(12,354)
Other administrative expenses	(12,068)	(1,103)	1,019	(12,152)
Depreciation and amortization	(2,626)	(180)	65	(2,741)
Other Operating Income/(Expenses)	(6,157)	(967)	(499)	(7,622)
Operating income	6,381	6,005	870	13,256
Result from participation in affiliated companies	1,031	31	-	1,063
Profit before taxes and non-controlling shareholders' participation	7,412	6,036	870	14,319
Income tax and social contribution	790	(2,253)	(369)	(1,833)
Net income for the year	8,202	3,783	501	12,486
Attributable to controlling shareholders	8,195	3,693	508	12,396
Attributable to non-controlling shareholders	7	90	(7)	90
Participation in net profits	65.7%	30.3%	4.0%	100.0%

(1)      The financial segment is comprised of financial institutions, holding companies – which are mainly responsible for managing financial resources, and credit card and asset management companies;

(2)      The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)      The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)      Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

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7. Issuer's activities

7.3 - Information on products and services relating to the operational segments

a)     Characteristics of the product process

We present below some characteristics of the main products and services of Bradesco.

Banking segment

Deposits with clients

We offer a variety of deposit products and services to our customers mainly through our branches, including:

•         non-interest-bearing checking accounts, such as:

- Easy Account (Conta Fácil) – customers have a checking account and a savings account under the same bank account number, using the same card for both accounts;

- Click Account (Click Conta) – account for minors (from 11 to 17 years of age), with exclusive website and debit card, automatic pocket money service and free online courses, among other benefits; and

- Academic Account (Conta Universitária) – low fee checking account for college students, with subsidized credit conditions, exclusive website and free online courses, among other benefits.

•         traditional savings accounts, which currently earn the Brazilian reference rate, known as the "TR" (taxa referencial), plus 6.2% annual interest in the case that the SELIC rate is higher than 8.5% per annum or TR plus 70% of the SELIC rate if the SELIC rate is lower than 8.5% per annum; and

•         time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário – or "CDBs"), and earn interest at a fixed or floating rate.

As of December 31, 2015, we had 26.0 million checking account holders, 24.5 million of which were individual account holders and 1.5 million of which were corporate account holders. As of the same date, we had 60.1 million savings accounts.

Loans and advances to consumers

Our loans and advances to customers totaled R$370.3 billion as of December 31, 2015.

The following table shows a breakdown of our deposits from our loans and advances to customers on the dates indicated:

			R$ million
Loans and advances to individuals outstanding by type of operation	Dec15	Dec14	Dec13
Other loans and advances to individuals	80,071	79,828	77,446
Real Estate Financing	48,115	40,103	27,870
BNDES/Finame Onlending	38,158	42,169	40,543
Other corporate loans and advances	107,047	102,311	99,022
Rural loans	13,710	17,058	13,652
Leasing	3,073	4,319	5,713
Credit Card	30,943	28,072	25,473
Import and export financings	49,207	35,337	34,261
Total	370,324	349,197	323,980

Other loans and advances to individuals

Our significant volume of individual loans enables us to avoid concentration on any individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•         personal credit, with a pre-approved limit of free access to our clients through our branches, ATM, call center, mobile and Internet Banking. These short-term loans are on average repaid in four months with an average interest rate of 8.6% per month as of December 31, 2015;

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•         vehicle financings are on average repaid in 14 months with an average interest rate of 1.7% per month as of December 31, 2015;

•         loans, through overdrawn current accounts (or “overdraft”), with an average settlement of one month and subject to interest that varies between 11.1% and 12.0% per month, on December 31,  2015; and

•  payroll-deductible loans to INSS retirees and pensioners, public-sector employees and private sector.

As of December 31, 2015, we had outstanding personal loans, vehicle financings and overdrafts, totaling R$80.1 billion, or 21.6% of our portfolio of loans and advances.

Banco Bradesco Financiamentos ("Bradesco Financiamentos") offers direct-to-consumer credit and leasing for the acquisition of vehicles through our extensive network of correspondents in Brazil, which includes retailers and dealers of light and heavy vehicles and motorcycles and payroll-deductible loans to the public and private sectors in Brazil.

Under the “Bradesco Promotora” brand, we offer payroll-deductible loans to INSS retirees and pensioners, and public-sector employees (federal, state and municipal) and other aggregated products (insurance, cards, purchasing consortiums, and others).

Real estate financing

As of December 31, 2015, we had 117,2 thousand real estate financing. The aggregate outstanding amount of our financing amounted to R$48.1 billion, representing 13.0% of our portfolio of loans and advances.

Real estate financing is made through the Housing Finance System – SFH (Sistema Financeiro Habitacional), by the Housing Mortgage Portfolio – CHH (Carteira Hipotecária Habitacional) or by the Commercial Mortgage Portfolio – CHC (Carteira Hipotecária Comercial). Loans from SFH or CHH feature variable-installment repayments and annual interest rates ranging from 11.0% to 12.0% plus TR, or 12.5% to 15.0% from CHC.

Residential SFH and CHH financing are to be repaid within 30 years and commercial financing within 10 years.

Our financing for the completion of home construction, granted to individuals, has a maximum term of 360 months, including up to 24 months to complete the construction and a 2-month grace period.  The remaining period (up to 334 months) is for repayment of the loan. Payments are made at an interest rate from 11.0% to 12.0% p.a. plus the TR variation for real estate classified under the SFH rules, or an interest rate from 12.5% to 14.0% p.a. plus TR variation for real estate classified under the CHH.

We also extend corporate financing for builders under the SFH with a term of construction of up to 36 months and interest rate of 12.0% p.a. plus TR. These funds are for construction, whose purpose is the transfer of funding to purchasers of units once the construction is completed. If the debt is not paid off in full the remaining balance should be paid by the entrepreneur in up to 36 months the TR plus an interest rate of 12.0% p.a. in SFH and TR plus 18.0% p.a. in CHH.

The regulations of the Central Bank establish that of the resources captured through savings deposits, 65.0% must be directed to real estate financing operations; 24.5% to the compulsory payment; 5.5% to the additional compulsory payment, and the remaining balance, in financial resources and in other operations permitted according to the terms of the legislation and regulations in force.

BNDES/Finame onlending

The government has programs to provide government-funded long-term financing with below-market interest rates to sectors of the economy that it has targeted for development. We borrow funds under these programs from either BNDES, the government’s development bank, or Agência Especial de Financiamento Industrial (FINAME), the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on some of the loans based on the borrowers' credit. Although we bear the risk for these BNDES and FINAME onlending transactions, they are always secured.

According to BNDES, we disbursed R$8.1 billion, 60.1% of which was loaned to micro, small and medium-sized companies as of 2015 (base October/15). Our BNDES onlending portfolio totaled R$38.2 billion as of December 31, 2015, and accounted for 10.3% of our portfolio of loans and advances at that date.

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7. Issuer's activities

Other local commercial loans and advances

We provide traditional loans for the ongoing needs of our corporate customers. As of December 31, 2014, we had R$107.1 billion of outstanding other local commercial loans, accounting for 28.9% of our portfolio of loans and advances. We offer a range of loans to our corporate customers headquartered in Brazil, including:

•         short-term loans of 29 days or less;

•         working capital loans to cover our customers' cash needs;

•         guaranteed checking accounts and corporate overdraft loans;

•         discounting trade receivables, promissory notes, checks, credit card and supplier receivables, among others;

•         financing for purchase and sale of goods and services; and

•         investment lines for acquisition of assets and machinery.

These lending products generally bear interest at a rate of 1.6% to 12.0% per month.

Besides these modalities, we offer a guaranteed bond.

Rural loans

We extend loans to the agricultural sector financed by demand deposits, BNDES onlendings and our own funds, in accordance with Central Bank regulations. As of December 31, 2015, we had R$13.7 billion in outstanding rural loans, representing 3.7% of our portfolio of loans and advances. In accordance with Central Bank regulations, loans arising from compulsory deposits are offered at a fixed rate. The annual fixed rate was 8.7% as of December 31, 2015. Repayment of these loans generally coincides with agricultural harvest and the principal is due when a crop is sold. For BNDES onlending for rural investment the term is no more than ten years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

Since July 2012, Central Bank regulations require us to use at least 34.0% of the annual average (from June through May) of our checking account deposits to provide loans to the agricultural sector.

Leasing

According to ABEL, as of December 31, 2015, our leasing companies were among the sector leaders, with a 17.2% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2015 was R$17.9 billion.

As of December 31, 2015, we had 29,884 outstanding leasing agreements totaling R$3.1 billion, representing 0.8% of our portfolio of loans and advances.

The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leasing operations are financial (as opposed to operational). Our leasing operations primarily involve the leasing of trucks, cranes, aircraft and heavy machinery. As of December 31, 2015, 58.7% of our outstanding leasing operations were for vehicles.

We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

We obtain funding for our leasing operations primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2015, Bradesco Leasing had R$91.0 billion of debentures outstanding in the domestic market. These debentures will mature in 2032 and bear monthly interest at the interbank interest rate (“CDI rate”).

Terms of leasing agreements

Financial leases represent a source of medium and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average life of five years or less, and 36 months for transactions for those with an average useful life of five years or more. There is no legal maximum term for leasing contracts. As of December 31, 2015, the remaining average maturity of contracts in our lease portfolio was approximately 57 months.

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7. Issuer's activities

Microcredit

We extend microcredit to low-income borrowers and small companies, in accordance with Central Bank regulations requiring banks to use 2.0% of their cash deposits to provide microcredit loans. As of December 31, 2015, we had 6,199 microcredit loans outstanding, totaling R$13.0 million.

In accordance with Central Bank regulations, most microcredit loans are charged at a maximum effective interest rate of 2.0% per month. However, microcredit loans for certain types of business or specific production have a maximum effective interest rate of 4.0% per month. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for low-income individuals in general, (ii) R$5,000 for individuals or legal entities enterprising a productive activity of professional, commercial or industrial nature provided that the sum of the value of the operation with balance in other credit operations does not exceed R$40,000; and (iii) R$15,000 for our "guided microcredit productive" transactions. In addition, microcredit loans must not be for less than 120 days, and the origination fee must be 2.0% to 3.0% of the loan value.

Credit cards

We offer a range of credit cards to our clients including American Express, Elo, Visa, MasterCard brands and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

•         fees on purchases carried out in commercial establishments;

•         issuance fees and annual fees;

•         interest on credit card balances;

•         interest and fees on cash withdrawals through ATMs; and

•         interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our customers the most complete line of credit cards and related services, including:

•         cards issued for use restricted to Brazil;

•         credit cards accepted nationwide and internationally;

•         credit cards directed toward high net worth customers, such as Gold, Platinum and Infinite/Black from Visa, American Express and MasterCard brands;

•         multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;

•         co-branded credit cards, which we offer through partnerships with companies;

•         "affinity" credit cards, which we offer through associations, such as sporting clubs and non-governmental organizations; and

•         private label credit cards, which we only offer to customers of retailers, designed to increase business and build customer loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere, among others.

We detain 50.0% of the shares of Elopar, investments holding company that includes Alelo (benefit cards, pre-paid and Money card), Livelo (coalition loyalty program), Stelo (digital portfolio for online purchases), participation in Elo Services (Cred. Card Co.) and in Ibi Promotora (stores for sales of cards, personal credit, consigned credit and other products).

We also have a card business unit abroad, Bradescard Mexico, which has a partnership with C&A, with Suburbia stores of the Walmex Group and the LOB store chain.

As of December 31, 2015, we had several partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

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7. Issuer's activities

The following table shows our revenues and total number of transactions of credit cards for the years indicated:

		R$ million
Revenue	2015	2014	2013
Credit	140,063.8	132,000.0	119,407.0
			In million
Number of transactions	2015	2014	2013
Credit	1,530.3	1,423.5	1,346.7

Import and export financing

Our Brazilian foreign-trade related business consists of export and import finance.

We provide foreign currency payments directly to foreign exporters on behalf of Brazilian importers, which are linked to the receipt of local currency payments by the importers. In export finance, exporters obtain advances in reais on closing an export forex contract for future receipt of resources in of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods are known locally as Advances on Exchange Contracts or "ACCs," and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods or services have been delivered, they are referred to as Advances on Export Contracts, or "ACEs."

There are still other forms of export financing, such as export prepayments, onlendings from BNDES-EXIM funds, export credit notes and bills (referred to locally as "NCEs" and "CCEs"), and the PROEX (Export Financing Program) rate equalization program.

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,400 correspondent banks abroad, 58 of which extended lines of credit as of December 31, 2015.

As of December 31, 2015, our international unit had a balance of R$42.3 billion in export financing and R$11.2 billion and R$4.8 billion in import financing and international guarantees. The volume of our foreign exchange contracts for exports reached US$28.2 billion in 2015. In the same period, the volume of our foreign exchange contracts for imports reached US$19.0 billion. In 2015, based on Central Bank data, we reached a 15.3% market share of trade finance for Brazilian exports and 12.2% for imports.

Cash Management Solutions

Management of accounts payable and receivable

In order to meet the cash management needs of our customers in both public and private sectors, we offer many electronic solutions for managing accounts payable and receivable, supported by our network of branches, bank correspondents and electronic channels, all of which aim to improve speed and security for customer data and transactions. The solutions provided include: (i) collection and payment services; and (ii) online resource management enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities. These solutions, which can also be customized, facilitate our customers' day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection and payment processing services and, also by funds in transit received up to its availability to the related recipients.

Global Cash Management

Global Cash Management aims at structuring solutions to foreign companies operating in the Brazilian market and Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the SWIFT (Society for Worldwide Interbank Financial Telecommunication) network, we offer products and services for carrying out the cash management of these companies.

Solutions for receipts and payments

In 2015, we processed 1.4 billion receipts for the payment of taxes and utility bills (such as water, electricity, telephone and gas), checks custody service, identified deposits and credit orders via our teleprocessing system (credit order by teleprocessing or OCT). In 2015, the volume processed through virtual means (Pag-For Bradesco, Net Empresa and Online Tax Payment) was 774 million documents.

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7. Issuer's activities

Market Niches

We offer our customers, in specific market niches such as education, condominiums, health and expediters/driving schools, support of a qualified team to structure customized solutions, adding value to a customer’s business, in accordance with profile, features and needs. Another important feature in this area is support for the development of Local Productive Arrangements – LPA, providing business advisory services and assistance to these customers. We also highlight Bradesco Franquias e Negócios (Bradesco Franchises and Business), a program which has the mission of seeking customized and directed solutions by observing the characteristics and needs of Brazilian franchising (franchisees and franchise). The purpose is to centralize servicing to all franchisees of our networks accredited to the Bank, thus improving the number of customers and the business volume in this significant sector of the Brazilian economy.

Solutions for the public authority

To meet the needs of public administration, we have a specific area and we offer specialized services in order to identify business opportunities and structure tailored solutions to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces).

Our exclusive website developed for these customers (www.bradescopoderpublico.com.br) poses corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services. The website also features exclusive facilities for public employees and the military showing all of our products and services for these customers.

The relationship is made and maintained by specialized business managers to serve this target audience, which is located in distributed platforms throughout the national territory and that can be identified on site.

In 2015, we took part in bidding processes sponsored by the Brazilian government and were successful in over 87.9% of these processes. Furthermore, we remain as leaders in payments of INSS benefits, with more than 8.9 million retirees and pensioners.

Asset management and administration

We administer and manage assets by way of:

•         mutual funds;

•         individual and corporate investment portfolios;

•         pension funds, including assets guaranteeing the technical provisions of Bradesco Vida e Previdência;

•         insurance companies, including assets guaranteeing the technical provisions of Bradesco Seguros; and

•         Receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios), FIIs (Real Estate Investment Funds) and private equity funds (FIPs – Fundos de Investimento em Participações).

On December 31, 2015, we administered or managed 2,054 funds and 320 portfolios, providing services to 2.7 million investors. These funds comprise a wide group of fixed-income, non-fixed income, foreign investment and multimarket funds, among others.

The following tables show our equity of funds and equity of portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period.

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7. Issuer's activities

			R$ million
Distribution of assets	Dec15	Dec14	Dec13
Financial investment funds - Total	510,343	452,102	407,874
Fixed Income	485,125	419,768	373,552
Equities	21,295	27,019	27,967
Third-party Fund quotas	3,922	5,316	6,355
Managed Portfolios - Total	39,941	36,628	27,490
Fixed Income	32,797	26,542	16,856
Equities	4,897	8,130	8,390
Third-party Fund quotas	2,247	1,955	2,244
Grand Total	550,284	488,730	435,364

	12/31/2015		12/31/2014		12/31/2013
	Number of	Shareholders	Number of	Shareholders	Number of	Shareholders
Financial investment funds	2,054	2,710,988	1,697	2,776,357	1,550	2,731,246
Managed Portfolios	320	1,138	237	518	233	430
Grand Total	2,374	2,712,126	1,934	2,776,875	1,783	2,731,676

Our products are mostly distributed through our branch network, banking service by phone and the Internet (www.bradesco.com.br - investments).

Services related to capital markets and investment banking activities

As the organization's investment bank, Bradesco BBI originates and executes mergers and acquisitions, and originates, structures, syndicates and distributes fixed-income and equity capital market transactions in Brazil and abroad.

In 2015, Bradesco BBI advised customers on 144 transactions across a range of investment banking products, totaling R$170.9 billion.

Equities

Bradesco BBI coordinates and places public offerings of shares in local and international capital markets and intermediates public tender offers. Bradesco BBI ended 2015 with a significant presence in IPOs and follow-ons by issuers in Brazil. Bradesco BBI participated as an underwriter and joint bookrunner in 5 offers totaling R$18.3 billion: Telefônica Brasil S.A. follow-on involving the amount of R$16.1 billion; Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A. follow-on involving the amount of R$396.0 million; Metalúrgica Gerdau S.A. follow-on involving the amount of R$900.0 million; OPA of acquisition in the takeover of Tempo Participações S.A., in the amount of R$318.0 million; and FCP Par Corretora de Seguros S.A. IPO, in the amount of R$603.0 million.

Fixed income

After having been engaged in several projects during 2015, Bradesco BBI ended the year with a very strong presence in the fixed-income segment. For the year ended December 31, 2015, Bradesco BBI was the market leader in terms of value, according to the ranking of fixed income distribution of ANBIMA. In the period, it coordinated 68 domestic-market offerings totaling more than R$14.0 billion. In the international broker-dealer market, Bradesco BBI is continuously expanding its presence. In 2015, it acted as “joint bookrunner” for 4 bond issues, in which 3 involved US-based issuers, which exceeded the amount of US$4.2 billion. In addition, Bradesco BBI led several operations of liability management for Brazilian companies, repurchasing more than US$675 million in debt. In 2015, Bradesco BBI won The Best Investment Bank in Brazil Award by Euromoney magazine.

Structured operations

Bradesco BBI offers financial solutions tailored to meet the needs of clients in their demands for investments, acquisition, corporate restructuring, repurchasing of shares, improvement of financial indicators, optimization of the capital structure and segregation of assets and risk, using various instruments to capture resources by the companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment and in securitization operations (CRI, CRA and FIDC). In 2015, Bradesco BBI held a leading position in the securitization ranking published by ANBIMA, as a result of structuring 11 operations with a total value of R$3.4 billion.

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7. Issuer's activities

Mergers and acquisitions

Bradesco BBI provides advisory services to important customers in merger, acquisition and corporate sale transactions, private placements, forming joint ventures, financial and corporate restructuring, and privatizations. In 2015, Bradesco BBI was rated among the top banks that provided advice for mergers and acquisitions in Brazil. During the year, Bradesco BBI advised on 21 transactions with a disclosed value of R$47.6 billion.

Project finance

Bradesco BBI has a solid background as a financial advisor and structuring agent for a number of projects involving project and corporate finance, seeking to optimize financing solutions for projects across various industries through both credit and capital markets. Bradesco BBI received the important award "Latin America Port Deal of the Year," from IJGlobal, for its performance as a leading adviser and structurer of the long-term financing for Porto de Açu, of Prumo Logística. As of December 31, 2015, Bradesco BBI was involved in providing financial advice and structuring for approximately 33 projects totaling R$68.8 billion in investments.

Intermediation and trading services

Bradesco S.A. CTVM, or "Bradesco Corretora," operates in the financial market, whose objective is to mediate the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, and term contracts, in the primary and secondary market. It also offers a wide range of products such as Investment Funds, Investment Clubs, securities of the Brazilian government through Tesouro Direto (Treasury Direct), admitting negotiations on BM&FBOVESPA and in the organized OTC market, which are tailored to the needs of high net-worth individuals, major corporations and institutional investors.

In 2015, Bradesco Corretora traded R$104.7 billion in the BM&FBOVESPA equities market and the exchange ranked it 9th in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 17.7 million futures, swaps and options totaling R$1.4 trillion on the BM&FBOVESPA. In 2015, Bradesco Corretora ranked 14th in the Brazilian market, in terms of the number of options, futures and swaps contracts executed.

Bradesco Corretora was awarded by BM&FBOVESPA, within the Operational Qualifying Program (PQO), four excellence seals (Carrying Broker, Agro Broker, Retail Broker and Execution Broker), indicating the high quality of its future market transactions. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities).

Bradesco Corretora offers its clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2015, "Home Broker" trading totaled R$11.1 billion, or 1.5% of all Internet transactions on BM&FBovespa, and Bradesco Corretora was the 18th largest Internet trader in the Brazilian market.

Bradesco Corretora has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team of 25 analysts, it is composed of sector specialists, who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers' specific demands, focused on the stock market. Over 170 reports, in English and Portuguese, are forwarded monthly to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Bradesco Corretora also operates through Bradesco Corretora spaces distributed throughout Brazil. This is another service channel, where certified professionals advise clients interested in performing the purchase and sale of shares and other products.

Bradesco Corretora offers its services as a representative of non-resident investors for transactions in the financial and capital markets, in accordance with CMN Resolution No. 4,373/14.

Solutions for the Capital Market

In 2015, the company was present as one of the main service providers for the capital market and we maintained the leadership in the ranking of custody of assets of ANBIMA in the domestic market.

Among the main services of this segment we highlight the following: qualified custody of securities for investors and issuers, investment fund controllership, clubs and managed portfolios; bookkeeping of bonds and securities (shares, BDR - Brazilian Depositary Receipts, investment fund shares, Certificates of Real Estate Receivables or CRIs, and debentures); custody of shares underlying Depositary Receipts (DRs); loan of shares, settling bank, depositary (escrow account - trustee), clearing agent, tax and legal representation for non-resident investors, and fiduciary administration for investment funds.

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7. Issuer's activities

Bradesco Custódia has 12 Quality Management System ISO 9001:2008 certifications, three data protection GoodPriv@cy certifications and also an ISAE 3402 (International Standard on Assurance Engagements) certification, which comprises assurance reports on controls. These certifications extend the structures of controls, raising the level of effectiveness and quality of processes.

As of December 31, 2015, the main services provided by Bradesco Custódia were:

•         administrative and custody services for investment funds and managed portfolios involving:

       R$1.0 trillion in custodied assets of clients;

       R$1.5 trillion in total shareholders’ equity of investment funds and managed portfolios which are using our administration services; and

       26 registered DR (Depositary Receipts) programs with a market value of R$61.1 billion as measured by the ANBIMA ranking.

•         fiduciary administration for third party funds involving:

       R$254.2 billion total shareholders’ equity of third-party investment funds under fiduciary administration by BEM DTVM.

•         bookkeeping of bonds and securities:

       Bradesco’s share registration system comprises 242 companies, with a total of 4.5 million shareholders;

       our debenture registration system contained 324 companies with 443 issuances with a total restated market value of R$310.7 billion;

       our fund share registration system contains 536 investment funds with a restated market value of R$69.1 billion; and

       we managed 33 registered BDR (Brazilian Depositary Receipts) programs, with a market value of R$2.4 billion.

•         depositary (escrow account):

       8,216 contracts, with a financial volume of R$12.2 billion.

In December 2013, the CVM changed the rules that govern these activities through the issuance of Instructions No. 541, No. 542 and No. 543, which address centralized deposit, custody and bookkeeping of securities, respectively. Pursuant to these new instructions, recording agents will be required to maintain records in relation to issuances of registered assets and custodians will be responsible for safeguarding assets that were physically issued or for which they are holders of customers’ custody positions in central depositary entities. In addition, centralized deposit service providers will take on a crucial role for trading assets in organized markets, concentrating all operations corresponding to deposited assets. These new instructions became effective as of July 1, 2014.

In January 2015 the Central Bank began regulating the activities of centralized depositories and the recording of financial assets, by way of Circular No. 3,743/15, which includes the registration and centralized depository of financial assets and liens and encumbrances on deposited financial assets

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign exchange transactions, foreign trade finance, lines of credit and banking. As of December 31, 2015, our international banking services included:

Branches:

•         one in New York City;

•         one in in the Cayman Islands;

•         one in London.

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7. Issuer's activities

Subsidiaries:

•         one in London, Bradesco Securities U.K.;

•         one in the Cayman Islands, Cidade Capital Markets Ltd., or "Cidade Capital Markets;"

•         one in Argentina, Banco Bradesco Argentina S.A., or "Bradesco Argentina;"

•         one in Luxembourg, Banco Bradesco Europa S.A., or "Bradesco Europe;"

•         one in Japan, Bradesco Services Co. Ltd., or "Bradesco Services Japan;"

•         one in Mexico, Bradescard México, Sociedad de Responsabilidad Limitada, or "Bradescard México;"

•         two in Hong Kong: (i) Bradesco Trade Services Ltd., or "Bradesco Trade;" and (ii) Bradesco Securities Hong Kong or "Bradesco Hong Kong"; and

•         three in New York: (i) Bradesco Securities Inc. or “Bradesco Securities U.S.”; (ii) Bradesco North America LLC or “Bradesco North America”; and (iii) BRAM US LLC.

Our international transactions are coordinated by our international and foreign exchange department in Brazil with support from 28 operational units specializing in foreign exchange businesses located at major exporting and importing areas nationwide.

Foreign branches and subsidiaries

Our foreign branches and subsidiaries offer, mainly, financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian customers. Total assets of the foreign branches, excluding intra-group transactions, were R$76.2 billion, as of December 31, 2015, denominated in currencies other than the real.

Funding required for export finance - from the Brazilian foreign trade - is mainly obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets, which amounted to US$8.7 billion in 2015, as an additional source of funding.

Below is a brief description of our subsidiaries abroad:

Bradesco Europa - In April 2002, we acquired Banque Banespa International S.A., of Luxembourg, now called Banco Bradesco Europa. Bradesco Europa, through its unit in Luxembourg and its branch in London, is also dedicated to providing additional services to clients of the Private Banking segment. On December 31, 2015, its assets totaled R$19.5 billion.

Bradesco Argentina – To expand our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, the general purpose of which is to extend financing, largely to companies based in Brazil with local establishments and, to a lesser extent, to companies based in Argentina doing business with Brazil. As of December 31, 2015, Bradesco Argentina recorded R$176.8 million in assets.

Cidade Capital Markets – In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, due to the acquisition of its parent company in Brazil, Banco Cidade. As of December 31, 2015, Cidade Capital Markets had R$159.1 million in assets.

Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•         The focus of Bradesco Securities U.S. is on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares. It is also an authorized dealer in bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services. As of December 31, 2015, Bradesco Securities U.S. had assets of R$116.5 million;

•  Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors. On December 31, 2015, Bradesco Securities U.K. had assets of R$39.9 million; and

•  Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors. On December 31, 2015, Bradesco Securities H.K. had assets of R$21.3 million.

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7. Issuer's activities

BRAM U.S. LLC – Manages investment funds and portfolios dedicated to North American investors. On December 31, 2015, its assets totaled R$4.3 million.

Bradesco North America LLC – It was incorporated in August 2011 to be used as a holding company focused on Bradesco's investments in non-bank businesses in the United States. As of December 31, 2015, its total assets was R$6.0 million.

Bradesco Services Japan – In October 2001, we incorporated Bradesco Services Japan to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. As of December 31, 2015, its assets totaled R$4.0 million.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradescard Mexico – The business cards unit, maintains partnership with the chain of C&A stores, and also, with the Suburbia stores, of the Walmex Group, and with the chain of LOB stores. As of December 31, 2015, its assets totaled R$690.1 million.

Foreign exchange products

In addition to import and export financing, our customers have access to a range of services and foreign exchange products such as:

•         WEB foreign exchange contracts;

•         collecting import and export receivables;

•         cross border money transfers;

•         advance payment for exports;

•         accounts abroad in foreign currency;

•         domestic currency account for foreign domiciled customers;

•         cash holding in other countries;

•         structured foreign currency transactions: through our overseas units;

•         foreign loans to customers (Decree-Law No. 4,131/62);

•         working capital loans abroad;

•         service agreements – receiving funds from individuals abroad via money orders;

•         prepaid cards with foreign currency (individual and corporate customers);

•         purchasing and selling travelers checks and foreign currency paper money;

•         cashing checks denominated in foreign currency;

•         international financial clearance certificate; and

•         international financial capacity certificate.

Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium," in which members pool their funds and plan the acquisition. The groups of consortium, which are formed for the purchase of real estate, vehicles, trucks/tractors/machines and equipment, have a term of duration, number of quotas previously determined and are managed by an administrator.

Bradesco Consórcios manages groups of consortium and as of December 31, 2015, it registered total sales of 1,194,015 outstanding quotas in the three segments, with total group revenues of over R$49.6 billion; net income of R$822.4 million; and revenues from the provision of services of consortia of R$1.0 billion.

Insurance, pension plans and capitalization bonds

We offer a range of products and services to our customers, including health, life, automobile and property/casualty; for individuals as well as for corporate entities, individual and corporate pension plans and capitalization bonds, through our broad distribution network.

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7. Issuer's activities

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2015, there were 29.6 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their employees.

On December 31, 2015, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A (Mediservice) had more than 4.4 million beneficiaries covered by company plans and individual/family plans. Approximately 132 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 50 of the top 100.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2015, it included 12,207 laboratories, 15,750 specialized clinics, 15,610 physicians and 2,711 hospitals located throughout the country.

Automobiles, property/casualty and liability insurance

We provide automobile, property/casualty and liability insurance through our subsidiary Bradesco Auto/RE. Our automobile insurance covers losses arising from vehicle theft, damage to the passenger and third-party injury. Retail property/casualty insurance is for individuals, particularly those with residential and/or equipment related risks and small- and medium-sized companies whose assets are covered by multi-risk business insurance.

Of the mass property/casualty lines for individuals, our residential note ("Bilhete Residencial") is a relatively affordable and highly profitable product. For corporate customers, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers' and business needs. For corporate property/casualty and liability insurance, Bradesco Auto/RE has a specialized team that provides large business groups with services and products tailor-made to the specific needs of each policyholder. Top sellers in this segment are insurance policies for aeronautics, transportation, engineering, named operational and oil risks.

As of December 31, 2015, Bradesco Auto/RE had 1.5 million insured automobiles and 2.2 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly owned subsidiary Bradesco Vida e Previdência, which is now the leading pension plan manager in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by Fenaprevi and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from withholding taxes on income generated by the fund portfolio.

As of December 31, 2015, Bradesco Vida e Previdência accounted for 28.8% of the pension plan and VGBL market in terms of contributions, according to SUSEP. Managed pension funds accounted for 28.7% of VGBL, 25.5% of PGBL and 13.5% of traditional pension plans in Brazil. As of December 31, 2015, Bradesco Vida e Previdência accounted for 29.4% of all supplementary pension plan assets under management, 28.0% of VGBL, 21.9% of PGBL and 51.9% of traditional pension plans, according to Fenaprevi.

Brazilian law currently permits the existence of both "open" and "closed" private pension entities. "Open" private pension entities are those available to all individuals and legal entities wishing to join a benefit plan by making regular contributions. "Closed" private pension entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

We manage pension and VGBL plans covering 2.4 million participants, 62.7% of whom have individual plans, and the remainder of whom are covered by company plans. The company’s plans account for 22.2% of technical reserves.

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Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12.0% of the participant's taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption, or when benefits are paid out, tax will be levied on these benefits, pursuant to current legislation.

VGBL and PGBL plans may be acquired by companies in Brazil for the benefit of their employees. In 2015, Bradesco Vida e Previdência managed R$106.1 billion in VGBL and R$22.8 billion in PGBL plans. Bradesco Vida e Previdência also managed R$27.5 billion in pension plans.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to specific needs of this type of customer.

Bradesco Vida e Previdência earns revenues primarily from:

•       pension and PGBL plan contributions, life insurance and personal accidents premiums and VGBL premiums;

•       revenues from management fees charged to participants in accordance with mathematical provisions; and

•       interest income.

Capitalization bonds

Bradesco Capitalização is the leader among private sector capitalization bond companies, according to SUSEP, and offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$8 to R$50,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$5.0 million (net premiums). Plans are adjusted based on the Reference Rate (TR) plus, approximately, 0.5% per month over the value of the mathematical provision, which may be redeemed by the shareholder at the end of the grace period. As of December 31, 2015, we had around 7.6 million "traditional" capitalization bonds and around 13 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. In 2015, Bradesco Capitalização had approximately 21 million capitalization bonds and 3.2 million customers.

Bradesco Capitalização is the only company in its industry to have received a Standard & Poor’s (S&P) rating of “brAA+,” the highest rating in Brazil.

b)    Characteristics of the distribution process

Distribution channels

The following table presents our main distribution channels in the period stated:

Structural Information - Units	Dec15
Service Points	65,851
- Agencies	4,507
- PAs (1)	3,511
- PAEs (1)	736
- External Terminals in the Bradesco Network	627
- Assisted Points of Banco24Horas Network	11,721
- Bradesco Expresso (Corresponding)	43,560
- Bradesco Sales Promoter	1,175
- Branches/Overseas Subsidiaries	14
Self-service machines	50,467
- Bradesco Network	31,527
- Banco24Horas Network	18,940

(1) PA (Service Points): a result of the consolidation of PAB (Banking Service Point), PAA (Advanced Service Point) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAE (Electronic Service Points in Companies) – Posts located on a company’s premises.

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7. Issuer's activities

Distribution channels of insurance products, pension and capitalization

We sell our insurance products, pension plans and capitalization bonds through our website, through exclusive brokers based in our network of bank branches, and non-exclusive brokers throughout Brazil. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

Percentage of total sales by product	2015	2014	2013
Insurance products:
Sales through branches	38.0%	36.0%	37.9%
Sales outside branches	62.0%	64.0%	62.1%
Supplementary pension products:
Sales through branches	87.9%	86.6%	86.1%
Sales outside branches	12.1%	13.4%	13.9%
Capitalization bonds:
Sales through branches	87.0%	83.0%	82.1%
Sales outside branches	13.0%	17.0%	17.9%

Other distribution channels

Digital channels

The digital channels offer mobility and independence to customers so that they may expand their businesses with us.

We aim to make the banking experience even more convenient, fast and safe. In addition to the traditional service channels, such as Self-Service, “Fone Fácil” (easy phone) and internet, customers and users have access to us anywhere via Bradesco Celular (Mobile Banking). Below is a brief description of our digital channels:

Internet – Bradesco’s Portal encompasses 15 account access environments (transactional websites), for banking transactions and 42 institutional sites, which provide information on the Bank, guidance on security, disclosure of social and environmental actions, and specific investor publications, among others.

Self-service network – Our self-service network has 31,527 ATMs distributed across Brazil, providing quick and convenient access to products and services. In addition to our ATMs, customers can access the pooled network of 18,940 Banco24Horas Network machines to effect transactions such as cash withdrawals, statements, balance status queries, loans, payments of payment vouchers, transfers between Bradesco accounts and to other banks, consultation of wage proof, consultation of checks paid and cleared, proof of life for INSS and pre-paid card services. As of 2015, 2.0 billion transactions were conducted through ATMs.

We were a pioneer in Brazil in introducing a biometric reading system that identifies customers and authenticates ATM transactions through a sensor/invisible light beam capturing the image of the vascular pattern of the palm of the hand. This technology allows our customers to carry out transactions using only their card and hand palm reading. In addition, for greater convenience and speed, customers may also withdraw cash and check balances without their card, simply using biometry and a six-digit password.

We believe that the biometric reading system is one of the world’s most advanced security technologies. This technology is available in 100% of our ATMs and in ATMs of the Banco24Horas Network.

Based on an agreement with the INSS, the biometric reading allows retired customers and pensioners to perform “proof of life” with the use of automatic biometrics.

Bradesco Celular (Mobile Banking) – We were the first Brazilian institution to use mobile banking.

Through this channel the customer can check bank balances and statements, make payments, recharge prepaid mobile phones, make transfers, get loans, obtain quotes and follow stock purchase and sale orders, among other things.

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Bradesco Celular also provides the following services:

•         Free access: our free access allows the client to access their account using Bradesco Celular free-of-charge, without consuming their data plan. Our agreement signed with the operators Claro, Oi, Tim, and Vivo (Brazilian cell phone network operators) is an important step not only to facilitate access, but also for digital inclusion in the country;

•         Depositing checks via mobile phone: our Bradesco app allows clients to capture the image of the check with their smartphone camera, eliminating the need to deliver physical checks at the branch or ATMs;

•         Payment with barcode reader: our barcode reader allows clients to pay an invoice, pointing the camera to the barcode, which is automatically filled in;

•         Touch ID: this function allows the client to associate their digital print to a four-digit password, enabling faster and more practical access to the account using the apps. It is available on all Bradesco apps, Bradesco Exclusive and Bradesco Prime for iPhones with a digital reader;

•         Bradesco Direct Reload: a service that enables reloading credit for prepaid mobile phones with just a single call from the device itself, even if there is no credit available for making calls. This feature is currently available for mobile phone users who are registered customers of Vivo, TIM and Claro;

•         SMS payments: by answering a SMS, previously-registered customers may schedule payments in advance or make payments with their banking collection forms registered with the DDA or utility bills;

•         InfoCelular (information on mobile phones): with this feature, our registered customers quickly and safely receive SMS messages reporting on banking transactions for their account in accordance with the period and amount they designate;

•         Bradesco Net Empresa Celular (Bradesco Net Company Mobile Banking): unique application that allows the legal entity client to manage their company at anytime and anywhere;

•         Token embedded in the mobile device: an innovative and pioneering service in the market, the embedded token provides an additional convenience option for our customers by enabling them to authenticate any transaction carried out on the device and other digital channels; and

•         Bradesco Celular via SMS (SMS Banking): this service allows our customers to confirm balances, see their last three entries in a bank statement and reload credits for prepaid mobile phones via SMS.

Telephone services – Fone Fácil – Fone Fácil is our telephone banking system. The customized service system, with financial experts and virtual servicing, makes Fone Fácil one of the most efficient service channels and we have one of the most awarded banking relationship centers in Brazil, which is available to customers on a 24/7 basis.

Through this channel, the customer may acquire products, obtain information on their account, credit card, pension plans and capitalization bonds and carry out a number of transactions, such as: checking account balances, bank statements, payments, transfers, credit transactions, investments, registering with the Bradesco Token into the mobile device, registering and disabling a password, cancellation and reissuing of cards.

In addition to the customized digital service, customers have access, through a number of specific numbers, to several telephone service centers including service centers for: internet banking, Net Empresa, Consortium, Private Pension Plan, Bradesco Financiamentos and Alô Bradesco.

Social Networks – We have had a strong performance on social networks since 2004 by performing the monitoring of our brand, products and services, providing services and relating to clients and non-clients 24 hours a day, 7 days a week. Our specialist team in social media seeks to provide answers to any question in about 5 minutes. We maintain relevant content on the financial universe, technology and relationship in all major social platforms.

Espaço Next Móvel – In 2012, we introduced Bradesco Next, a fully digital and multitouch interaction facility developed to test new forms of banking service usage, formats and layouts. The strategy behind Bradesco Next is to develop new digital services that may be used in our branches.

In 2015, 92.0% of transactions were carried out through digital channels. The table below shows the number of operations carried out through digital channels:

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7. Issuer's activities

Year ended December, 31	In millions of transactions
	2015	2014	% change
Internet Individual + Companies – with WebTa (1)	4,585	4,492	2.1%
ATMs	1,982	2,087	(5.0)%
Mobile Banking (Bradesco Celular)	3,664	1,908	92.0%
Contact Center (Fone Fácil)	278	410	(32.2)%
Total	10,509	8,897	18.1%

(1)  WebTa is an internet file transmission service, to the bank, carried out by corporate customers using Net Empresas.

Partnerships with retail companies – Bradesco Expresso

We have also entered into partnership agreements (Bradesco Expresso) with supermarkets, drugstores, grocery stores, department stores and other retailers. These companies provide basic banking services such as the payment of utility bills and other bills, withdrawal of cash from checking, savings accounts and social security benefits, deposits, among other things. These services are rendered by the staff of our business partners, but all credit decisions are made by us.

The main services we offer through Bradesco Expresso are:

•  receipt and submission of account applications;

•  receipt and submission of loans, financing and credit card applications;

•  withdrawals from checking accounts and savings accounts;

•  Social Security National Service (INSS – Instituto Nacional do Seguro Social) benefit payments;

•  checking accounts, savings accounts and INSS balance statements;

•  receipt of utility bills, bank charges and taxes; and

•  prepaid mobile top-up.

As of December 31, 2015, the Bradesco Expresso network totaled 43,560 service points, of which 6,154 were points of service contracted in the period, with an average of 38.5 million monthly transactions or 1.8 million transactions per business day.

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c)     Characteristics of the market segments, specially:

i) Participation in each market:

In the following section, we demonstrate the percentages of Bradesco’s participations in relation to banking and insurance segment and its distribution channels:

In percentage (%)
Market Share	Dec15
Banks - Source: Central Bank of Brazil
Demand Deposits	7.2
Savings Deposits	13.8
Term Deposits	8.7
Loan Operations	9.9 (1)
Loan Operations - Private Institutions	22.3 (1)
Loan operations - Individual Vehicles (CDC + Leasing)	13.3 (1)
Payroll Loans	12.6 (1)
Number of Branches	20.0
Banks - Source: INSS/Dataprev
Payment of Benefits to Retirees and Pensioners	27.5
Banks - Source: Anbima
Investment Fund and Managed Portfolios	19.4
Insurance, Pension Plans and Capitalization Bonds - Source: Susep and ANS
Insurance, Pension Plan and Capitalization Bond Premiums	25.5
Insurance Premiums (including VGBL)	25.2
Life insurance and Personal Injury Premiums	17.7
Auto/RE Insurance Premiums	9.5
Auto/RCF Insurance Premiums	11.8
Health Insurance Premiums	49.3
Revenue from Pension Contributions (excluding VGBL)	29.5
Capitalization Bond Income	25.6
Technical reserves from insurance, pension plans and capitalization bonds	26.8
Revenue from VGBL Premiums	28.7
Revenue from Contributions to PGBL	25.5
Insurances and Pension Plans – Source: Fenaprevi
Pension Investment Portfolios (including VGBL)	29.2
Leasing - Source: ABEL
Active Operations	17.2
Consortia – Source: Central Bank of Brazil
Real estate	28.7
Auto	28.5
Trucks, Tractors and Agricultural Implements	17.3
International Sector - Source: Central Bank of Brazil
Export market	15.3
Import market	12.2
(1) SFN data are preliminaries.

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7. Issuer's activities

ii) competitive conditions in markets

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive and have undergone an intensive consolidation process in the past few years.

As of December 31, 2015, publicly owned financial institutions held 45.7% of the National Financial System's (“SFN”) assets, followed by private sector locally owned financial institutions (taking into consideration financial conglomerates) with a 37.3% share and foreign-controlled financial institutions, with a 17.0% share.

Public-sector financial institutions play an important role in the banking sector in Brazil. Essentially, they operate within the same legal and regulatory framework as private-sector financial institutions, except that certain banking transactions involving public entities must be made exclusively through public-sector financial institutions (including, but not limited to, depositing federal government funds or judicial deposits).

In April, 2012, Circular No. 3,590/12 was issued, determining that the following transactions should be analyzed by the Central Bank with respect to their effects on competition, notwithstanding the review related to the stability of the financial system:

•  transfers of ownership control;

•  takeovers;

•  mergers;

•  business transfers; and

•  other means of business concentration.

In August 2012, the CMN set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies.

Loans and advances

Competition in the market of loans and advances has increased in recent years. Our primary competitors are Itaú Unibanco, Banco do Brasil, and Santander Brasil. In December 2015, our market share total was of 9.9%, and between private banks, of 22.4%.

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

Consortia

Currently, the consortia market counts on approximately 170 administrators, distributed in the bank, manufacturer and independent administrators.

We highlight as a competitive differential, our association to the credibility of the Bradesco brand and the capillarity of the distribution network, with the largest service network in Brazil.

Investment Bank

The investment bank market in Brazil is undergoing recession, further increasing the rivalry. Among the main players, there are Itaú BBA, BTG Pactual, Santander and other international institutions. The main competitive advantages are relationship with clients and the capacity of implementation.

Leasing

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers and large banks. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

As of December 31, 2015, the asset management industry in Brazil managed funds worth R$2.8 trillion in shareholders’ equity according to ANBIMA. BRAM held a portion of R$395.8 billion, representing a growth of 13.6% as compared to the 12 previous months or 13.8% of market share. We are the leading institution as measured by the number of investment fund quotaholders with 2.7 million.

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Insurance, pension plans and capitalization bonds

Insurance sector

As the leader of the Brazilian insurance market, with a 25.5% market share as of December 31, 2015, Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros, SulAmérica Seguros, Porto Seguro, Caixa Seguros and Zurich/Santander, which account for a combined total of approximately 54.9% of all premiums generated in the market, as reported by SUSEP, in December 2015.

In recent years, there has been a change in the insurance sector in Brazil, as foreign companies have begun to form associations with national insurers. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the level of claims handling automation, and development of long-term relationships with customers.

We believe that the penetration of our service network, present in all municipalities in Brazil, gives Grupo Bradesco Seguros a significant competitive edge over most insurance companies, thereby promoting cost savings and marketing synergies.

Regarding the healthcare sector, although most insurance activities are carried out by companies with nationwide operations, there is also competition from companies that operate locally or regionally.

Pension plan sector

The government's monetary stabilization policies stimulated the pension plan sector and attracted new international players.

With 28.8% of total contributions in the sector (SUSEP), Bradesco Vida e Previdência's main competitive advantages are: the brand “Bradesco,” our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Capitalization bonds sector

Bradesco Capitalização holds a 25.6% market share in capitalization bonds income and 22.2% in terms of technical provisions, according to SUSEP. Among the competitive factors in the sector, we highlight the offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition by customers.

d)    Seasonality

We generally have some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease of these levels at the beginning of the year. We also have certain seasonality in our collection fees at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. In our PGBL and VGBL business, seasonality happens at the end of the year, when the Christmas bonuses and profit sharing are usually paid.

e)     Main raw materials, stating:

i) description of relationships with suppliers, including whether they are subject to governmental control or regulation, with agencies and applicable legislation:

Bradesco hires suppliers and establish business relationships with partners that operate with ethical standards compatible with the Organization, through a strict selection process and does not negotiate with those who, verifiably, disrespect the provision of its Code of Ethical Conduct, and also guides its business relationship by the Sectorial Code of Ethical Conduct for the Purchasing Professional.

The Bank also has a program relationship with strategic suppliers to discuss revaluation of the supply chain of the total acquisition cost, optimization of products, innovation and sustainability. There are regular meetings with executives of the Bank and suppliers, which established objectives and the monitoring the results of actions taken.

ii) Any dependence on a small number of suppliers:

Bradesco has no dependence on suppliers to perform its activities.

iii) Possible volatility affecting its prices:

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The prices volatility, as resources for loans, interest rates charged on products, among other things, rely on macroeconomic conditions and market rates.

If there is expected growth rate of inflation, the Central Bank may increase the base interest rate, increasing, consequently, interest rates for loans. Another factor that can enhance loans is the increase in the delinquency rate for customers. Moreover, variations in tax rates on loans also make these operations more expensive.

7.4 - Customers responsible for more than 10% of the total net revenue

Bradesco has no clients that are responsible for more than 10% of the total net revenue of the institution.

7.5 - Relevant effects of state regulation of activities

a)     need for governmental authorization for the exercise of activities and history of relation with the public administration in order to obtain such authorizations

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the Brazilian Monetary Council (“CMN”).

For Brazilian regulatory purposes, insurance companies, private pension plans and capitalization bonds providers are not considered financial institutions.

Principal regulatory agencies

CMN

CMN is responsible for the overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•         regulating loans and advances granted by Brazilian financial institutions;

•         regulating Brazilian currency issue;

•         supervising Brazil's reserves of gold and foreign exchange;

•         determining saving, foreign exchange and investment policies in Brazil; and

•         regulating capital markets in Brazil.

In December 2006, CMN asked the CVM to devise a new "Risk-Based Supervision System" in order to: (i) identify risks to which the market is exposed; (ii) rank these risks in order of severity; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system provides for a fast-track reviewing process for the issuance of securities.

Central Bank

The Central Bank was created by Law No. 4,595/64. It is the primary executor of the guidelines of the CMN (National Monetary Council), responsible for ensuring the purchasing power of the national currency, besides being responsible for:

•         implementing currency and credit policies established by the CMN;

•         regulating and supervising public and private sector Brazilian financial institutions;

•         controlling and monitoring the flow of foreign currency to and from Brazil; and

•         overseeing the Brazilian financial markets.

The Central Bank’s chairperson is appointed by the President of Brazil for an indefinite term of office, subject to approval by the Brazilian senate.

The Central Bank supervises financial institutions by:

•         setting minimum capital requirements, compulsory reserve requirements and operational limits;

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•         authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);

•         authorizing changes in shareholder control of financial institutions;

•         requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited information; and

•         requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

CVM

The CVM is responsible for regulating the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

Banking regulations

Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•         may not operate without the prior approval of the Central Bank and in the case of foreign banks, authorization by presidential decree;

•         may not invest in the equity of any other company beyond regulatory limits;

•         may not lend more than 25.0% of its RC to any single person or group;

•         may not own real estate, except for its own use; and

•         may not lend to or provide guarantees for:

       any individual that controls the institution or holds, directly or indirectly, more than 10.0% of its share capital;

       any entity that controls the institution or with which it is under common control, or any officer, director or member of the Fiscal Council and Audit Committee of such entity, or any immediate family member of such individuals;

       any entity that, directly or indirectly, holds more than 10.0% of its shares (with certain exceptions);

       any entity that it controls or of which it directly or indirectly holds more than 10.0% of the share capital;

       any entity whose management consists of the same or substantially the same members as its own Board of Executive Directors; or

       its executive officers and directors (including their immediate families) or any company controlled by its executive officers and directors or their immediate families or in which any of them, directly or indirectly, holds more than 10.0% of share capital.

The restriction related to the concentration limit of a single person or group is not adopted for investments in interbank deposits made by financial institutions subject to the consolidation of its financial statements.

Capital adequacy and leverage

Financial institutions headquartered in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,192/13 and No. 4,193/13. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

According to the CMN Resolution No. 4,280/13, financial institutions, except for credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

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Under certain conditions and within certain limits, financial institutions may include eligible instruments when determining their capital requirements in order to calculate their operational limits, provided that this instrument complies with the requirements of regulation in force.

As of January 2015, financial institutions calculate their capital requirements on a consolidated basis with institutions that are part of their prudential conglomerate.

CMN Resolution No. 4,280/13 defines that the following entities located in Brazil or abroad, shall be considered as members of the prudential conglomerate of their direct or indirect controllers: (i) financial institutions and other institutions authorized to operate by the Central Bank; (ii) consortium administrators; (iii) payment institutions; (iv) organizations that acquire credit transactions, including real estate and credit rights; and (v) other legal entities headquartered in Brazil that are solely engaged in holding interests in the entities set out above.

In December 2014, the CMN changed the scope of the rules for the management of credit, market, operational and liquidity risks and capital management in order to apply such rules at the prudential conglomerate level which is now required as the basis for calculation of the capital requirements of financial institutions. CMN Resolution No. 4,388/14 sets forth that risk management may be carried out by a single unit responsible for the prudential conglomerate and its respective affiliates. This applies only to market risk management and not to any other risk functions. Further, this resolution also updates the application of the relevant thresholds for any calculations of foreign exchange exposure.

Risk Weighting

Pursuant to Circular No. 3,644/13, the Central Bank consolidated the risk weighting factors applied to different exposures in order to calculate capital requirement through a standardized approach. According to such a rule, as amended, the risk weight factors vary from 0.0% to 1,250.0% and should be applied to credit risks, depending on the nature and characteristics of the exposure. Risk-weight factors applicable to different exposures are often changed by the Central Bank.

In addition, there are specific standards of the Central Bank to determine procedures to calculate the portion of risk-weighted assets related to other exposures.

In December 2014, and then again in October 2015, the Central Bank changed the procedures for calculating the portion of risk-weight assets, in connection with the calculation of the capital required for the operational risk by way of a standardized approach. Under the present model, this is calculated based on the risk of financial institutions and its direct and indirect controlled entities, based on the gross revenue for the past three years. The prudential conglomerate concept, however, does not have a retroactive data base to supply such information. In order to overcome this obstacle, a transitional model for the calculation of operational risk was adopted in January 2015.

Compulsory Deposits

The Central Bank periodically sets compulsory reserve and related requirements for financial institutions headquartered in Brazil. The Central Bank uses reserve requirements as a mechanism to control liquidity in the Brazilian Financial System (SFN).

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank.

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its RC. In addition, if its exposure is greater than 5.0% of its RC, the financial institution must hold additional capital at least equivalent to 100% of its exposure. Since July 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

Asset composition requirements

According to the Resolution No. 2,844/01, as amended, financial institutions headquartered in Brazil may not allocate more than 25.0% of their RC to loans and advances (including guarantees) to the same customer (including customer's parent, affiliates and subsidiaries) or to securities from any issuer. They also may not act as underwriters (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their RC.

According to the Resolution No. 2,283/96, permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their regulatory capital (RC).

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Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution's equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its RC. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution's RC. Limits on repurchase operations involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but indexed to the U.S. dollar. The terms of the onlending transaction must mirror the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to the Central Bank's Circular No. 3,434/09, the total of loans and advances made against these funds must be delivered to the Central Bank as collateral, as a condition for the release of the amount to the financial institution.

Foreign currency position

Transactions in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank to operate in the foreign exchange market.

Since 1999, the Central Bank have adopted a foreign exchange free float system, which has given rise to increased volatility. Since mid-2011 the real has depreciated against the U.S. dollar and the Central Bank has intervened in the foreign exchange market to control the foreign rate volatility.

The Central Bank does not impose limits on long positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases exceeds sales) and short positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases is less than sales) for banks authorized to operate in the foreign exchange market.

Standards that address foreign exchange markets are frequently changed by the CMN and the Central Bank.

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank issued specific rules that became effective on February 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank and by the CVM. Specifically, cross-border derivative transactions must: (i) be registered within two business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

In January 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

In November 2010, to facilitate management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

Treatment of loans and advances

Financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit risk classifications are determined in accordance with Central Bank criteria relating to the conditions of:

•         the debtor and the guarantor, such as their economic and financial situation, level of debt, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and

•         the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

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In the case of corporate borrowers, the nine categories that we use are as follows:

A loan and advance operation may be upgraded if it has credit support or downgraded if in default.

Doubtful loans are classified according to the loss perspective, as per E-H ratings as follows:

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual's income, net worth and credit history, as well as other personal data.

For regulatory purposes, financial institutions are required to classify the level of risk of their loan operations according to Central Bank criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the operation, among other things, in order to identify potential losses.

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's RC, and once every 12 months for all loan operations, with certain exceptions.

Past due loans and advances must be reviewed monthly. For this type of loan, regulatory provisions set the following maximum risk classifications:

Financial institutions are required to determine whether any loans must be reclassified as a result of these maximum classifications. If so, they must adjust their regulated accounting provisions accordingly.

The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the loan and advance operation, as follows:

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Loans and advances of up to R$50,000 may be classified by the method used by the financial institution itself or the arrears criteria, described above, observing that the classification should correspond, at least, to the level A risk, according to the Central Bank.

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank, together with their financial statements. This information must include:

•         a breakdown of the business activities and nature of borrowers;

•         maturities of their loans; and

•         amounts of rescheduled, written-off and recovered loans.

The Central Bank requires authorized financial institutions to compile and submit their loans and advances portfolio data in accordance with several requirements and may allow discrepancies in these statements of up to 5.0% per risk level and 2.5% in the reconciled total.

Exclusivity in loans and advances to customers

In January 2011, Central Bank Circular No. 3,522/11 prohibited financial institutions that provide services and loan transactions from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their customers to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered by the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

Brazilian Clearing System – (Sistema de Pagamentos Brasileiro, or “SPB”)

SPB was regulated and restructured under legislation enacted in 2001. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions' credit and liquidity risks.

The subsystems in SPB are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components to the system, set aside a portion of their assets as an additional guarantee for settlement of transactions.

Currently, responsibility for settlement of a transaction has been assigned to the clearing houses or service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearing house and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

Financial institutions and other institutions authorized by the Central Bank are also required under the rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these rules, institutions are required to maintain, at least:

•         policies and strategies for the management of liquidity risk clearly documented, that establish operational limits and procedures intended to maintain the exposure to liquidity risk, in the levels established by the administration of the institution;

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•         processes to identify, assess, monitor and control the exposure to liquidity risk in different time horizons, including intraday, contemplating, at least, the daily assessment of operations with settlement periods of less than 90 days;

•         evaluation, with the minimum annual periodicity, of processes that provide for the previous item above;

•         policies and strategies of capture that provide adequate diversification of renewable resources and of maturity dates;

•         liquidity contingency plan, regularly updated, that establishes responsibilities and procedures to face situations of liquidity stress;

•         perform periodic stress tests with scenarios of long and short-term, idiosyncratic and systemic scenarios, whose results should be considered when establishing or reviewing policies, strategies, limits and the liquidity contingency plan; and

•         evaluation of the liquidity risk as part of the approval process of new products, as well as the compatibility of these with the existing procedures and controls.

Financial institutions were positively affected by the restructuring of SPB. Under the old system, in which transactions were processed at the end of the day, an institution could carry a balance, positive or negative, a situation which is no longer allowed. Payments must now be processed in real time, and since March 2013, the amounts over R$1,000 are being processed by electronic transfers between institutions with immediately available funds. If a transaction is made using checks, an additional bank fee will be charged.

The Central Bank and CVM have the power to regulate and supervise the SPB.

In October 2013, Law No. 12,865/13 was enacted providing for payment arrangements and payment institutions that are part of the SPB. In November 2013, in order to regulate this law: (i) the CMN established guidelines for the regulation, surveillance and supervision of payment institutions and payment arrangements that are part of the SPB; and (ii) the Central Bank: (a) defined requirements and procedures to authorize the establishment and operation, cancellation of authorization, control changes, structure of management positions, name and head office location, corporate reorganizations, conditions to hold management positions in payment institutions and authorization for financial institutions to provide payment services; (b) created a regulation to govern, among others, provision of payment services in the ambit of payment arrangements that are part of the SPB, and established criteria according to which payment arrangements will not be part of the SPB, among others; and (c) established rules on risk management, minimum capital requirements, governance of payment institutions, preservation of value and liquidity of payment account balances.

In April 2014, the Central Bank changed the rules regarding any payment institutions and any related arrangements. The main changes were as follows: (a) it determined that the payment institutions shall deposit with the Central Bank the amounts corresponding to the electronic balance of any payment accounts, plus the electronic balance of any amounts being transferred between payment accounts within the same payment institution. To ensure the viability of the Brazilian Payment System (SPB), such a deposit should be affected gradually; starting with 20% in 2014 and increasing to 100% in 2019; and (b) it reviewed the definition of arrangements that may be considered an integral part of the SPB.

In September 2015, the Central Bank published Circular No. 3,765/15, amending Circular No. 3,682/13, bringing important changes to the rules applicable to payment agreements that are part of the SPB. Among the main changes, are the following: (i) the obligation of clearing and settlement of electronic credit or debit orders centrally, in the clearing and settlement system authorized to operate by the Central Bank; (ii) the establishment of new requirements for interoperability between the agreements, the introduction of the concept of a domicile institution, to change the criteria for maintenance of closed payment agreements; and (iii) the change of the deadlines for reduction of the minimum operational volumes applicable to the payment agreements that are not part of the SPB.

Intervention

The Central Bank will intervene in the operations and management of any financial institution not controlled by the government if the institution:

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•       suffers losses due to mismanagement, putting creditors at risk;

•       repeatedly violates banking regulations; or

•       is insolvent.

Intervention may also be ordered upon the request of a financial institution's management and may not exceed 12 months. During the intervention period, the institution's liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

Administrative liquidation

The Central Bank will liquidate a financial institution if:

•       the institution's economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;

•       management commits a material violation of banking laws, regulations or rulings;

•       the institution suffers a loss which subjects its unsecured creditors to severe risk; or

•       upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank determines that the pace of the liquidation may impair the institution's creditors.

As a consequence of administrative liquidation:

•       lawsuits pleading claims on the assets of the institution are suspended;

•       the institution's obligations are accelerated;

•       the institution may not comply with any liquidated damage clause contained in unilateral contracts;

•       interest does not accrue against the institution until its liabilities are paid in full; and

•       the limitation period of the institution's obligations is suspended.

Temporary Special Administration Regime

The Temporary Special Administration Regime, known as "RAET," is a less severe form of Central Bank intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•       repeatedly makes transactions contravening economic or financial policies under federal law;

•       faces a shortage of assets;

•       fails to comply with compulsory deposits rules;

•       has reckless or fraudulent management; or

•       has operations or circumstances requiring an intervention.

Payment of creditors in liquidation

In the case of liquidation of a financial institution, employees' wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank created the Fundo Garantidor de Créditos - FGC to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions headquartered in Brazil accepting deposits from customers.

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by a customer against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

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In December 2010, the CMN increased the maximum amount of the guarantee provided by the FGC from R$60,000 to R$70,000. In May 2013, this amount was raised again to R$250,000, held by the Central Bank up to the present date. In 2006, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% of the balance held in bank accounts covered by FGC insurance. In February 2016, the rule was amended so that the percentage of 0.0125% could be applied on the balances of accounts associated to instruments related to art. 2, items I to X, of Annex II of the Resolution No. 4,222/13, even though the corresponding credits are not covered by the standard guarantee.

According to CMN rules, the maximum value of the balance of such deposits is limited (with a maximum aggregate of R$5.0 billion by December 31, 2014 or R$3.0 billion as of January 1, 2015) to: (i) for the balance of the deposits originally made without fiduciary assignment, the highest of the following amounts: (a) the equivalent of twice the regulatory Tier I capital, calculated yearly on the base date June 30 earning interest monthly at the SELIC rate; (b) the equivalent of twice the regulatory Tier I capital, calculated as of December 31, 2008, earning interest monthly at the SELIC rate as of May 1, 2009; and (c) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank on June 30, 2008, earning interest monthly at the SELIC rate as of May 1, 2009; and (ii) for the balance of the deposits made with fiduciary assignment, the following factors over the regulatory Tier I capital, calculated as of December 31 of the previous year, adjusted by the SELIC rate: (i) 1.6 as of June 1, 2013; and (ii) 2.0 as of January 1, 2014.

Furthermore, the limit on taking time deposits with special FGC guarantees without fiduciary assignment has been reduced, in accordance with the following schedule:

•         40.0% from January 1, 2013;

•         60.0% from January 1, 2014;

•         80.0% from January 1, 2015; and

•         100.0% from January 1, 2016.

In May 2013 Resolution No. 4,222/13 was issued, amending and consolidating the rules addressing the FGC bylaws and regulation. In addition to increasing the maximum amount of the guarantee provided by the FGC to R$250,000, agribusiness notes (“LCA”) were included in credits guaranteed by FGC. In August 2013, the Central Bank amended and consolidated the provisions related to the calculation basis and payment of common contributions by the FGC-associated institutions. The rules governing the FGC are changed on a periodic basis.

Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•         their activities;

•         their financial, operational and management information systems; and

•         their compliance with all applicable regulations.

The Board of Executive Officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The Board is also responsible for verifying compliance with all internal procedures.

Restrictions on foreign investment

The Brazilian Constitution permits foreign individuals or companies to invest in the voting shares of financial institutions headquartered in Brazil only if they have specific authorization from the government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of financial institutions headquartered in Brazil or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank authorized us to create an ADR program for our common shares in the U.S. market. Foreign interest in our capital stock is currently limited to 30.0%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules, which the Central Bank consolidated in July 2009 through Circular No. 3,461/09, as amended, financial institutions must:

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•         keep up-to-date records regarding their customers;

•         maintain internal controls and records;

•         record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;

•         keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

•         keep records of all check transactions; and

•         keep records and inform the Central Bank of any cash deposits or cash withdrawals in amounts above R$100,000.

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset convertible to money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least ten years, unless the bank is notified that a CVM investigation is underway, in which case the ten-year obligation may be extended. Pursuant to Circular No. 3,461/09, amended by Circulars No. 3,517/10, No. 3,583/12 and No. 3,654/13, financial institutions must implement control policies and internal procedures.

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Central Bank Circular No. 3,461/09, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives, heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, among others. The Central Bank Circular No. 3,654/13 expanded such a list to include other members of the Judiciary, Legislative and Executive powers, as well as individuals who held or still hold relevant positions in foreign governments. Financial institutions are required to adopt certain mechanisms in order to: (i) identify the final beneficiaries of each transaction; (ii) identify whether these politically exposed individuals are involved; (iii) monitor financial transactions involving politically exposed individuals; and (iv) pay special attention to people from countries with which Brazil maintains a high number of business and financial transactions, shared borders or ethnic, linguistic or political relations.

In October 2008, the Central Bank broadened the reach of its rules for controlling financial transactions related to terrorism, so that operations carried out on behalf of, services provided to, or access to funds, other financial assets or economic resources belonging to or directly or indirectly controlled by, the following individuals or entities were required to be immediately reported to the Central Bank: (i) members of the Al-Qaeda organization, members of the Taliban and other individuals, groups, companies or entities connected with them; (ii) the former government of Iraq or its agencies or companies located outside of Iraq, as well as funds or other financial assets that might have been withdrawn from Iraq or acquired by Saddam Hussein or by other former Iraqi government senior officials or by the closest members of their families, including companies owned by, or directly or indirectly controlled by them or by individuals under their management; and (iii) individuals perpetrating or attempting to perpetrate terrorist actions or who take part in or facilitate such acts, entities owned or directly or indirectly controlled by such individuals, as well as by individuals and entities acting on their behalf or under their command.

In July 2012, Law No. 12,683/12 came into force, amending Law No. 9,613/98, and toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and companies obliged to report transactions to Controlling Council of Financial Activities (“COAF”), including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20 million. In June 2013, the CVM enacted an instruction that conformed regulation of this government agency to Law No. 12,638/12, establishing the obligation to send to the regulatory or inspection agency information regarding the non-existence of suspect financial transactions and other situations that generate the need for communications.

In October 2014, the CVM issued Instruction No. 553/14 which, among other issues, (i) firmly states that any business relationship may only be initiated or kept after the arrangements related to the registration process and the “Conheça seu Cliente” (know your customer) Policy are adhered to; and (ii) requires a statement on the purpose and nature of the business relationship with the institution, making it clear that said statement may be obtained upon the update of registration data of already-existing customers.

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In November 2014, the Central Bank changed the procedures related to the Regulation of Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF) to be adhered to by the payment institutions. Accordingly, in addition to the AML/CTF procedures already required, payment institutions must also: (i) adopt procedures and controls to confirm information on customer’s identification, which may, among other things, match the information provided by the end users against information available in public or private data bases; and (ii) implement AML/CTF risk management systems to provide for the identification and assessment of such risk, as well as carry out mitigation measures proportionate to the risks identified, particularly for high risk cases. These changes were made to meet international requirements set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AML/CTF standards to be adhered to by the countries of the G20, such as Brazil. Notwithstanding the increase of the rules applicable to payment institutions, there was a relaxation related to pre-paid accounts, by amending the limit for simplified identification, which increased from R$1,500 to R$5,000, and also by reducing the list of information that should be obtained and maintained on individuals when they open their payment accounts.

Further, in November 2014, SUSEP established the Permanent Committee on Anti-Money Laundering and Counter-Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (CPLD). The CPLD is a permanent governing body acting to prevent money laundering and curtail the financing of terrorism, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

Anticorruption Law

In August 2013, Law No. 12,846/13 was enacted to regulate civil and administrative liability of legal entities for performing acts against public management, either domestic or foreign.

Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts in their exclusive or non-exclusive interest or benefit.

This law provides for penalties in amounts ranging from 0.1% to 20.0% of the gross revenues earned in the fiscal year preceding the fiscal year in which the administrative proceedings was commenced. In applying such sanctions, the existence of internal mechanisms and procedures for integrity, auditing and encouragement of whistle-blowing as well as effective implementation of codes of ethics and conduct of the legal entity, will be taken into consideration, among other things.

Rotational requirements of independent accounting firm

Under Brazilian regulations, all financial institutions must:

•         be audited by an independent accounting firm; and

•         the technician in charge, officer, manager or audit team supervisor must be periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately inform the Central Bank of any event that may materially and adversely affect the relevant financial institution's status.

In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm.

Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are obliged to have our financial statements audited every six months in accordance with BR GAAP, applicable to institutions authorized to operate by the Central Bank. Quarterly financial information filed with the CVM is subject to review by our independent auditors. Additionally, as required by CMN Resolution No. 3,786/09, we also are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the opinion of an independent auditing firm.

In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to their independent accounting firm's non-auditing services provided to the entity whenever such services accounted for more than 5.0% of the amount paid to the external auditors.

The independent auditors must also declare to the audited company's management that their providing of these services does not affect the independence and objectivity required for external auditing services.

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In May 2004, the CMN enacted new auditing regulations applicable to all financial institutions headquartered in Brazil; which were subsequently revised. Under these regulations, we are required to appoint a member of our management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

Pursuant to this regulation, financial institutions having RC of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third party deposits of over R$5.0 billion are also required to create an audit committee consisting of independent members. According to the regulation, the number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions' bylaws. The Audit Committee is responsible for recommending to management which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were revised in December 2003 to stipulate the existence of an audit committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 1, 2004. In October 2006, the CMN issued Resolution No. 3,198/04, changing the minimum requirements to be observed by financial institutions in the election of members for the Audit Committee. In April 2014, CMN changed the standards related to the Audit Committee, in order to improve the composition and performance of the Committee allowing that up to one third of its members may exercise another single consecutive term of office, granting more independence to the Audit Committees of privately-held institutions.

Since July 2004, we have been required to publish a semiannual audit committee report together with our financial statements. Our Audit Committee's first report was issued together with our financial statements for the second half of 2004.

In September 2009, the Central Bank issued rules setting criteria for auditors on the latter preparation of reports on the quality and compliance of the internal controls systems, and on noncompliance with legal and regulatory provisions. These norms, amended in January 2010, state that in addition to their regular auditing functions, auditors must assess the following items: (i) control environment; (ii) risk identification and assessment; (iii) controls adopted; (iv) information and communication policies; (v) forms of monitoring and improvement; and (vi) deficiencies identified.

Regulation of operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, London, Buenos Aires, Tokyo, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank supervises Brazilian financial institutions' foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries activities’ should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approval from local central banks and monetary authorities in foreign jurisdictions before commencing business. In all cases, we are subject to supervision by local authorities.

Asset management regulation

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Instruction No. 409/04, which became effective in November 2004, and has been amended a number of times since then, consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank, and equity mutual funds were regulated by the CVM.

In December 2014, the CVM enacted Instruction No. 555/14, which will replace Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, Instruction No. 555/14 addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the customer’s profile in connection with funds investing over 95.0% of its shareholders’ equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the fund management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. Instruction No. 555/14 became effective on October 1, 2015.

Pursuant to CVM limits and our Bylaws, our investment funds must keep their assets invested in securities and types of trades available in the financial and capital markets.

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Securities, as well as other financial assets which are an integral part of the investment fund portfolio, should be duly registered in the registration system with a custodian or central depository, authorized by the Central Bank or the CVM to carry out such activities in their respective areas of competence.

In addition to the limitations specified in each financial investment fund's bylaws, they may not:

•       invest more than 10.0% of their shareholders’ equity in securities of a single issuer, if that issuer is: (i) a publicly-held non-financial institution; or (ii) a federal, state, or municipal entity; or (iii) another investment fund, except for equity funds;

•       more than 20.0% of their shareholders’ equity in securities issued by the same financial institution (including the fund administrator); and

•       invest more than 5.0% of their shareholders’ equity if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank.

There are no limits when the issuer is the government. For the purposes of these limits, the same issuer means the parent company, companies directly or indirectly controlled by the parent and its associated companies, or companies under common control with the issuer.

Under the previous regulation (Instruction No. 409/04), the qualified investor funds required a minimum investment of R$1 million per investor and were not subject to concentration limitations per issuer or per type of asset as long as this is stated in their bylaws. Under the current regulation (Instruction No. 555/14), this privilege became eligible only for funds for professional investors.

In addition, CVM Instruction No. 409/04 stated that funds may hold financial assets traded abroad in their portfolios as follows: (i) for foreign-debt funds and qualified investor funds that stipulated this possibility, there was no limit; (ii) for multimarket funds, up to 20.0% of shareholders’ equity; and (iii) for other funds, up to 10.0% of shareholders’ equity. The Instruction No. 555/14 changed these limits to: (i) no limits, for funds classified as “Fixed Income – Foreign Debt,” funds exclusively intended for professional investors that include in their denomination the suffix “Foreign Investment,” and certain funds exclusively intended for qualified investors; (ii) up to 40.0% of its shareholders’ equity for funds exclusively intended for qualified investors that do not follow certain provisions set forth in this Instruction; and (iii) up to 20.0% of its shareholders’ equity for general public funds.

Also in December 2014, the CVM established a new concept for qualified and professional investors. Companies and individuals are to be deemed professional investors if they hold financial investments above R$10.0 million, and are deemed to be qualified investors if they hold financial investments above R$1 million. These definitions became effective in October 1, 2015.

Regulation of brokers and dealers

Broker and dealer firms are part of the National Financial System (SFN) and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank and are the only institutions in Brazil authorized to trade on Brazil's stock exchanges and commodities and futures exchanges. Both brokers and dealers may act as underwriters for the public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe BM&FBOVESPA rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

•         with few exceptions, execute transactions that may be characterized as the granting loans to their customers, including the assignment of rights;

•         collect commissions from their customers related to transactions of securities during the primary distribution; or

•         acquire assets, including real estate properties, which are not for their own utilization, with certain exceptions.

Broker and dealer firms' employees, managers, partners, controlling and controlled entities may trade securities on their own account only through the broker they are related to.

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Regulation of securities brokerage via the Internet

The CVM approved regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers' web pages must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Leasing regulation

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the "Leasing Law") and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

Insurance regulation

The Brazilian insurance business is regulated by Decree-Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and the SUSEP. The SUSEP is responsible for implementing and overseeing the CNSP's policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval to operate, as well as specific approval from the SUSEP to offer each of their products. Insurance companies may underwrite policies only through qualified brokers.

Insurance companies must set aside reserves in accordance with the CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity criteria, rules for which were consolidated by CNSP Resolution No. 226/10, as amended, solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•         act as financial institutions by lending or providing guarantees;

•         trade in securities (subject to exceptions); or

•         invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by the SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements as provided by the SUSEP regulations.

Under Complementary Law No. 126/07, the ceding party (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession to the extent of the following percentages of risks ceded: (i) 60.0% in the first three years as of January 16, 2007; and (ii) 40.0% in subsequent years. Under SUSEP Resolution No. 225/10, insurance companies must have contracts with local reinsurers for at least 40.0% of ceded reinsurance in facultative or automatic contracts. The new rule will apply to existing automatic contracts upon renewal or as of March 31, 2012, whichever is earlier.

The new law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits.

CNSP Resolution No. 232/11 prohibited a local insurance or reinsurance company from transferring more than 20.0% of each policy premium to their foreign affiliates. This restriction does not apply to the guarantee business, nuclear risks and risks related to export credit, rural credit and domestic credit, for which reinsurance cessions or retrocession are allowed for associated companies or those belonging to the same financial conglomerate headquartered abroad, which are subject to different legal requirements and regulations.

In 2013, CNSP issued Resolution No. 302/13 which establishes the minimum capital requirement and solvency regularization plans for insurance companies, capitalization bond entities, open pension plan entities and local reinsurance companies. The main changes in such regulation were the following:

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•         consolidation of the correction plans and the plans of solvency recovery into a single plan, as the solvency regularization plan (“PRS”);

•         establishment of a liquidity minimum ratio (20.0%) over the minimum capital requirement , so that the companies can promptly react to unexpected losses incurred by their capital;

•         changes to the base capital for open pension plan entities constituted as business corporations; and

•         exclusion of all references to solvency margin, once all risk portions were already established in the capital requirement rules.

The CNSP Resolution No. 302/13 was revoked by CNSP Resolution No. 316/14, which maintained a large part of the prior rules. The main change was the definition of the capital installment amounts applicable to Supplementary Pension Plan Open Entities (“EAPC”), which are now applicable to insurance companies. In December 2014, the CNSP issued Resolution No. 317/14, addressing criteria for calculating risk capital based on the market risk of local insurance companies, supplementary pension plan open entities, capitalization companies and reinsurance companies.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow the special procedure administered by SUSEP. Financial liquidation may be either voluntary or compulsory.

As was already the case in relation to entities subject to CMN, SUSEP issued rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions on notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities. These rules were amended and consolidated by Circular No. 445/12.

There is currently no restriction on foreign investment in insurance companies.

Health insurance

Private health insurance and health plans are regulated by Law No. 9,656/98, as amended, which we refer to as the "Health Insurance Law," containing general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

Until 2002, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2002, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement.

Private pension plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when the SUSEP and the CVM issue regulatory texts. In September 2007, the CVM issued Instruction No. 459/07, which addresses the setup, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and open supplementary pension fund entities.

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Taxes related to our activities

Tax on financial transactions ("IOF") on credit operations

The IOF incumbent on credit operations has as a triggering event the delivery of the amount or the object value of its obligation or it is made available to the party concerned.

Rate applicable to loans and advances transactions of any type, including credit opening is 0.0041% per day to legal entity borrowers and since January 22, 2015, 0.0082% to individual borrowers.

This IOF rate will be charged on principal available to borrowers regarding the loans and advances, but for cases in which the amount of principal is not predetermined, in addition to the IOF levied on principal, there will be additional IOF at the same rate levied on interest and other charges, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month.

Since January 2008, besides IOF on the aforementioned transactions, loans and advances have been subject to IOF additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity. For legal entities, IOF rate whose calculation base is not the sum of outstanding debt balances shall not exceed 1.8765% and, for individuals, it shall not exceed a 3.373% rate, which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment.

IOF on loan transactions is levied on transactions between individuals and legal entities domiciled in Brazil, as well as on transactions whose creditor resides in Brazil, even if the debtor is located abroad. However, the tax on financial transactions (IOF) is not levied on loan transactions where the lender is located abroad and the borrower is in Brazil.

IOF on insurance transactions

The IOF incumbent on credit operations has as a triggering event the receipt of premium. Applicable rates are as follows:

•  0.0% on: (i) reinsurance transactions; (ii) transactions related to mandatory insurance, linked to residential real estate financing granted by an agent of the national housing system (SFH); (iii) insurance transactions for export credits and international merchandise transportation; (iv) aeronautical insurance and civil liability of airlines; (v) premiums intended to finance life insurance plans with survival coverage; and (vi) guarantee insurance;

•  0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;

•  2.38% private health insurance business; and

•  7.38% for all other insurance transactions.

Income and social contribution taxes on income

Federal taxes on company income include two components, income tax known as "IRPJ" and tax on net profits, known as "Social Contribution" or "CSLL." Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand for the year. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. The Social Contribution due by financial institutions is calculated at a rate of 20.0% in the period between September 1, 2015 and December 31, 2018, and 15.0% from January 1, 2019.

Due to taxation on universal bases, companies based in Brazil are taxed based on their global income rather than income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits on an annual basis.

With respect to associated companies, by the general rule of Law No. 12,973/14, associated companies abroad will have their dividends (and not the corporate profit) taxed at the time of effective distribution, nevertheless, there are two exceptions: (i) cases in which they are domiciled in the Favored Taxation Country or Dependency; or (ii) that adopt a sub-taxation scheme, or in which they are treated as controlled. With regard to the rules applicable to the controlled companies, the new discipline introduced by Law No. 12,973/14 foresees that the legal entities in Brazil with a stake in a controlled company abroad must: (i) record in sub accounts the investment account, in proportion to the stake held, the share of the adjustment of the investment value equivalent to corporate profits (those calculated before local income tax), earned by the controlled companies directly and indirectly, in Brazil or abroad, concerning the calendar year in which they were calculated in the balance sheet; and (ii) compute these values in their calculation of actual income and from the calculation base of the Social Contribution.

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In June 2010, legislation introduced thin capitalization rules in Brazil, and limited deduction for interest paid or credited by a company headquartered in Brazil to: (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying; and (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime.

In cases where the creditor is a related party domiciled abroad and holds an equity interest in the company headquartered in Brazil making a payment, debt may not exceed the equivalent of twice the value of the shareholders' interest in the total equity of the company headquartered in Brazil. In case of a related party with no shareholding interest, the limit will be equivalent to twice the total equity of the Brazilian company which is a resident in Brazil. If there is more than one creditor, total debt owed foreign companies may not exceed the equivalent of twice the total value of the interests of all the related parties in the equity of the company which is a resident in Brazil. If the creditor is domiciled in a low tax jurisdiction the debt amount may not exceed 30.0% of the shareholders’ equity of the company headquartered in Brazil. Any amounts exceeding these limits may not be deducted for the purposes of withholding income and social contributions taxes.

Also since June 2010, tax deductions for any payment to a beneficiary that is a resident or domiciled in a country considered a tax haven have become subject to the following requirements, in addition to others already stipulated in the legislation: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

In November 2010, the Brazilian tax authorities issued a normative instruction altering the tax treatment applicable to variation in the monetary value of taxpayers' credit rights and obligations due to varying exchange rates. Under this new instrument, as of the 2011 calendar year, the election of tax regime for taxation of exchange-rate variations may only be exercised in January of each calendar year and may only be altered during the fiscal year if there is "material variation in the exchange rate," as published by a Finance Ministry Directive.

PIS and COFINS

Two federal taxes are imposed on the gross revenues of corporate entities: PIS and COFINS. Nonetheless, many revenues, such as: dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and, as a general rule, export revenues paid in foreign currency are not included in the calculation base for PIS and COFINS. Revenues earned by corporations domiciled in Brazil are subject to PIS and COFINS taxes corresponding to interest on equity.

Brazilian legislation authorizes certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

Between 2002 (PIS) and 2003 (Cofins), the government implemented a non-cumulative collection system of PIS and COFINS taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and COFINS were substantially increased. Subsequent to the changes made to PIS and COFINS, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

Since August 2004, PIS and COFINS rates were 0.0% for financial income earned by companies subject to the non-cumulative applicability of these taxes, including financial income arising from hedging operations. In April 2015, the Decree No. 8,426/15 required that from July 2015, these rates return to 0.65% and 4.0%, respectively, including with respect to the revenues arising from hedge operations. However, even before the production of the effects of Decree No. 8,426/15, the policy was changed with the promulgation of Decree No. 8,451/15, which reassured the maintenance of the zero rate for contributions to PIS and COFINS, specifically in relation to financial revenues arising from: (i) monetary variation, depending on the exchange rate, of export operations of goods and services, as well as obligations incurred by the legal entity, including loans and financing; and (ii) of hedge operations carried out on the stock exchange, of commodities and of futures, or in the organized OTC market.

Certain economic activities are expressly excluded from the non-cumulative collection system of PIS and COFINS. Financial institutions remain subject to PIS and COFINS according to the "cumulative" method, which does not allow any credits to be discounted, as provided by Article 10, item I, of Law No. 10,833/03. In spite of this impossibility of accrual of credits, the legislation in force enables the exclusion of certain expenditure in the calculation by such entities of the bases of calculation of the PIS and COFINS (as is the case, for example, of the expenses incurred by the banks in financial mediation operations and expenditure on severance payments corresponding to accidents occurring in the case of private insurance companies). In such cases, the income received by the financial institutions is subject to Contribution to the PIS and COFINS at the rates of 0.65% and 4.0%, respectively.

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In July 2010, the Brazilian tax authorities introduced digital tax records for PIS and COFINS taxes. Under the new rule, financial and similar institutions must keep digital records for PIS and COFINS taxes relating to taxable events occurring as of January 2012.

b)    environmental policy of the issuer and costs incurred for the fulfillment of environmental regulation and, where applicable, of other environmental practices, including adherence to international standards of environmental protection

In April 2014, CMN approved Resolution No. 4,327, establishing guidelines for the establishment and implementation of Social and Environmental Responsibility Policy (PRSA) by financial institutions.

In compliance with the market’s new guidelines, in 2015, the Organization revised its Policy of Sustainability, prepared a Social and Environmental Responsibility Regulation as well as an Action Plan aiming to enhance existing practices.

With a focus on improving performance in sustainability, Bradesco has been conducting a process of structuring, deployment and monitoring of projects, with targets and indicators, with themes such as relationship and customer satisfaction, development of suppliers, risk management, business opportunities, engagement of stakeholders, people management and climate change, among others.

Bradesco also seeks to incorporate and improve constantly the criteria for managing social and environmental risks, from business relations with customers, through financing and investment and with the supply chain.

In 2015, the socio-environmental risk was incorporated into the governance structure of risks and there was deliberation, by the Executive Committee of the Operational and Socio-environmental Risk Management, of the Socio-environmental Risk Standard, whose purpose is to control the exposure of the Organization through the identification, evaluation, classification, mitigation and monitoring both in credit operations and in the relationship with suppliers.

Part of the scope of the Socio-environmental Risk Standard is the verification as to the existence of contaminated and banned areas in credit operations and suppliers, as well as the evaluation of financing projects.

The Organization has been a signatory of the Ecuador Principles since 2004, whereby the implementation of the commitment includes, in addition to the Project Financing of over US$10 million, the corporate financing projects with value greater than US$100 million, provided that: the individual financial institution commitment is at least US$50 million; the customer has operational control of the project and the financing period is at least two years.

Project financing operations covered by the Ecuador Principles and also those where environmental risks are identified are monitored periodically, in order to ensure compliance with the applicable standards and guidelines. Internal audits and visits "in loco" are made in the process of social and environmental assessment of such operations and, for high-risk operations, we also have independent audits. When nonconformities are identified during the process of monitoring obligations, the preparation of an action plan by the borrower is required, with measures and deadlines for adequacy.

Our supplier management is structured as the segment of companies with which we connect and has a staggered approach, so that greater efforts are directed to suppliers of higher risk to Bradesco. We consider strategic suppliers those that present great financial volume, innovation potential, high risk to our operation and high complexity in the segment in which they act.

Regarding investments, since 2010, the BRAM (Bradesco Asset Management), which is aligned with the overall commitments of encouraging the inclusion of environmental, social and corporate governance policies and investment decisions, has been a signatory of the PRI (Principles for Responsible Investment) and its strategy is based on three axes which reflect the impact of management actions on its professionals, business and investment industry in which we operate.

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In 2015, the BRAM continued with the work related to responsible investment initiatives, whereas the environmental, social and corporate governance risks have a growing impact on the performance of the assets in which it invests. Over the year, training activities were conducted with management professionals, including in the Investments area, addressing metrics and evaluation methodologies to incorporate assumptions (environmental, social and corporate governance) of transverse shape investment decisions. Overall, 29 sub sector methodologies have been developed with investment analysts, covering thus all sectors of relevance to the business. Our flow of analysis is based on public information and contact with companies, and the result of this analysis is the "ASG Rating," a tool addressing environmental, social and corporate governance topics related to the activities of companies, an instrument considered in the recommendations and decisions of managers and analysts. The data collected serve to benchmark our investments, and as a tool for feedback and induction of best practices in invested companies. The tool will be used to support the decision to invest in all funds, not just the niche products, categorized as core of sustainability or corporate governance. The BRAM has 120 companies in its business portfolio, and in 2015 completed the cycle initiated in 2014, performing engagement with all (100%) of the investee companies of the portfolio of variable income, whereby 85 individual meetings were held addressing environmental and social issues. This is an unprecedented initiative in the market, where it seeks to engage companies to induce best practices in management. In addition to promoting actions of direct interaction with the invested companies to encourage increased communication on environmental, social and information governance, BRAM participates in collaborative activities of the investment industry and the Brazilian PRI network.

c) reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the activities

No reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the Bradesco activities.

7.6 - Relevant revenues coming from foreign countries

Bradesco does not get relevant revenues from its holdings in foreign countries.

7.7 - Effects of foreign control on activities

Since they do not provide relevant revenues, specific regulations of the countries where Bradesco has business do not have relevant impacts on the operations of the bank.

7.8- Socio-environmental policies

In relation to socio-environmental policies, indicate:

a)     if the issuer discloses social and environmental information

Bradesco's Integrated Report comprises financial and non-financial information (business, operational, environmental and governance) and presents a broad vision of our practice guidelines, corporate positioning and strategies and business outlooks, as well as our operations, initiatives and projects.

b)    the methodology followed in preparing such information

This publication, which covers the entire Organization, was elaborated on the basis of the G4 guidelines for corporate reports, Global Reporting Initiative (GRI), the essential version, as well as in the array of relevance, constructed in 2014.

Also in 2014, for the first time, some aspects proposed by the structure of the integrated report recommended by the International Integrated Reporting Council (IIRC) began to be considered, tracing the path towards the effective integration of information.

In 2015, we made progress in the Basic Principles and Elements of Content aware that there is an evolutionary path to be followed. The Report became known as Integrated as a way of showing the firm intention to evolve in this direction. In the document, great changes that impact our business were considered – the global megatrends, economy, sporting events, and the political scenario, among others.

Additionally, in 2015, we continued the Strategic Sustainability Planning, elaborated with the involvement of various areas of the Organization, as well as the accompaniment of the Board of Executive Officers. The work establishes guidelines for sustainability for the next five years and its main purpose is to establish a clear connection between the sustainability actions and the business, allowing for the diligent management of risks and opportunities. The major advances last year were in the prioritization, structuring and implementation of projects, as well as in the establishment of a management and monitoring system. In 2015, the governance structure of the theme was strengthened with the creation of a Sustainability Commission, composed of 11 departments and subordinate to the Sustainability Committee, with the aim of advising the Committee and contributing towards adding value in the Organization.

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c)     if this information is audited or reviewed by an independent entity

The process of preparation and the information published in the document were ensured by KPMG Auditores Independentes.

d)    the page on the internet where this information can be found

For more information, the document is available on:

•         http://www.bradescori.com.br; or

•         http://www.bradescosustentabilidade.com.br

7.9 - Other relevant information

There is no other information deemed relevant at this time.

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8. Extraordinary business

8.1- Extraordinary business

All disposals and acquisitions of assets we consider relevant for the years 2015, 2014 and 2013 have been duly described in item 15.7 of this Reference Form.

8.2 - Significant alterations in the issuer's manner of conducting business

In the years 2015, 2014 and 2013 there were no significant alterations in the issuer's manner of conducting its business.

8.3 - Significant contracts not directly related to operating activities entered into by the issuer or its subsidiaries

There were no material contracts entered into by Banco Bradesco or its subsidiaries not directly related to its operational activities.

8.4 - Other relevant information

There is no other information deemed relevant at this time.

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9. Relevant assets

9.1 - Relevant non-current assets – others

There are no other relevant goods relating to non-current assets, which have not been disclosed in this item.

a)     fixed assets, including those subject to rent or lease, identifying location

Description of fixed asset	Country of location	State of location	Municipality of location	Property type
Head office – Cidade de Deus	Brazil	SP	Osasco	Rented
Alphaville Center	Brazil	SP	Barueri	Rented
Comenalle Building	Brazil	SP	São Paulo	Rented

b)    intangible assets such as patents, trademarks, licenses, concessions, franchises and contracts of technology transfer, and the domain name on the internet

Reason for not completing the chart:

There are no non-current assets relevant to the development of the activities of Bradesco that fit in this item.

c)     companies in which the issuer has participation:

Corporate name Fiscal Year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	Subsidiary	Brazil	SP	Osasco	Investment bank	98.354000
12/31/2015	9.827379	0.000000	47,652,585.19	Market value
12/31/2014	-19.786264	0.000000	2,453,444,246.47	Book value	12/31/2015	6,909,951,000.00
12/31/2013	5.959568	0.000000	4,189,656.91
Reasons for the acquisition and maintenance of such participation

The company is part of the strategy of the Bradesco Organization and was formed with the purpose of consolidating, bringing focus and developing new niches in the domestic and international capital market.

Corporate name Fiscal Year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	Subsidiary	Brazil	SP	Osasco	Cards	100.000000
12/31/2015	-94.401395	0.000000	6,770,991,385.96	Market value
12/31/2014	961.966093	0.000000	1,472,586,647.90	Book value	12/31/2015	2,373,853,000.00
12/31/2013	6.669493	0.000000	7,740,189.49
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization and was established in order to centralize and focus businesses related to credit card activity.

Corporate name Fiscal Year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	Subsidiary	Brazil	SP	Osasco	Banking	100.000000
12/31/2015	-60.532525	0.000000	1,308,150,000.00	Market value
12/31/2014	-11.583874	0.000000	7,043,518,010.28	Book value	12/31/2015	9,650,272,000.00
12/31/2013	3.342204	0.000000	10,437,036.45
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization, working mainly on vehicle financing and leasing activities to customers and not customers of the Bradesco Organization.

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8. Extraordinary business

Corporate name Fiscal Year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	Subsidiary	Brazil	SP	Osasco	Consortium Management	100.000000
12/31/2015	35.141198	0.000000	5,861,199.59	Market value
12/31/2014	27.684908	0.000000	113,000,000.00	Book value	12/31/2015	3,132,750,000.00
12/31/2013	35.011995	0.000000	3,682,973.97
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization in consortium for the real estate, cars, trucks and tractors segments.

Corporate name Fiscal Year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	1964-0	Subsidiary	Brazil	SP	Osasco	Leasing	100.000000
12/31/2015	3.841715	0.000000	175,695,000.00	Market value
12/31/2014	-34.631110	0.000000	2,106,450,000.00	Book value	12/31/2015	3,097,832,000.00
12/31/2013	5.595280	0.000000	138,212,017.36
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization in the leasing segment.

Corporate name Fiscal Year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradseg Participações S.A.	02.863.655/0001-19	-	Subsidiary	Brazil	SP	Osasco	Holding	97.082000
12/31/2015	1.971875	0.000000	1,219,008,864.16	Market value
12/31/2014	18.702168	0.000000	1,034,670,823.63	Book value	12/31/2015	20,252,318,000.00
12/31/2013	-12.869679	0.000000	1,477,775,205.94
Reasons for the acquisition and maintenance of such participation

A company incorporated with the purpose of centralizing the entity’s share in the insurance, pension plan and capitalization segment, it owns 100% of shares in companies: Bradesco Auto /RE Companhia de Seguros; Bradesco Capitalização S.A.; Bradesco Saúde S.A.; Bradesco Seguros S.A.; and Bradesco Vida e Previdência S.A.

9.2 - Other relevant information

Item 9.1.c)

For the amount of received dividends and interest on shareholders’ equity, the net income tax is to be considered.

Bradesco Cartões S.A.:

•         On November 27, 2015, the Minutes of the Special Shareholders’ Meeting of November 17, 2015 were approved by the Central Bank, which deliberated the increase in capital share of R$322,411 thousand through the capitalization of part of the balance of the "Profit Reserve – Legal Reserve," without issuance of shares and reduction of capital of R$37,203,879 thousand without the cancellation of shares, which is R$36,997,777 thousand in kind and R$206,102 thousand through the transfer of shareholding participations in other subsidiaries of the Bradesco Organization; and

•         On December 12, 2014, the Central Bank approved the Minutes of the Extraordinary General Shareholders’ Meeting of February 28, 2014, acting to increase the share capital in the amount of R$35,625,013 thousand, upon the issuance of 2,024,793,985 new book-entry shares, 1,012,396,993 common and 1,012,396,992 preferred, with-no par value, by the incorporation of Dueville Holdings S.A.

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9. Relevant assets

Bradesco Financiamentos S.A:

•         On April 9, 2015, the Minutes of the Extraordinary General Meeting of March 31, 2015 were approved by the Central Bank, which deliberated the reduction in capital share in the amount of R$15,000,000 thousand, without the cancellation of shares.

Bradesco Administradora de Consórcios Ltda.:

•         On April 28, 2015 the Private Instrument of Amendment of the Capital Share of the Company decided to increase the capital share by R$ 360,000 thousand, raising it from R$940,000 thousand to R$ 1,300,000 thousand, through the capitalization of part of the account balance of the "Profit Reserve – Statutory," in the amount of R$ 360,000 thousand, with the creation of 360,000,000 quotas, with a nominal value of R$ 1.00 each, assigned to the Quota-Holder Banco Bradesco S.A. approved by Quota-Holder Banco Alvorada S.A. The process was approved by the Central Bank on May 27, 2015;

•         On April 28, 2014 the Instrument of Amendment of the Capital Share of the Company decided to increase the capital share by R$140,000 thousand, raising it from R$800,000 thousand to R$940,000 thousand, through the capitalization of part of the account balance of the "Profit Reserve – Legal Reserve,” in the amount of R$19,384 thousand and “Profit Reserve – Statutory,” in the amount of R$120,616 thousand, with the creation of 140,000,000 quotas, with a nominal value of R$1.00 each, assigned to the Quota-Holder Banco Bradesco S.A. approved by Quota-Holder Banco Alvorada S.A. The process was approved by the Central Bank on July 1, 2014; and

•         On April 30, 2013 the Instrument of Amendment of the Capital Share of the Company was approved by the Central Bank, which deliberated the increase in capital share of R$281,000 thousand, raising it from R$519,000 thousand to R$800,000 thousand, through the capitalization of part of the account balance of the "Profit Reserve – Legal Reserve,” in the amount of R$29,641 thousand and “Profit Reserve – Statutory,” in the amount of R$251,359 thousand, with the creation of 281,000,000 quotas, with a nominal value of R$1.00 each, assigned to the Quota-Holder Banco Bradesco S.A. approved by Quota-Holder Banco Alvorada S.A.

Bradesco Leasing S.A. – Arrendamento Mercantil:

•         On December 27, 2013, the Central Bank approved the Minutes of the Extraordinary General Shareholders’ Meeting of April 30, 2013, acting to increase the share capital in the amount of R$662,200 thousand, without the issuance of shares.

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9. Relevant assets

10. Officers’ Notes

10.1 - General Financial and Equity Conditions

a)    general financial and equity conditions

The officers of Bradesco understand that Bradesco has all financial and asset conditions to ensure compliance with obligations, guaranteeing the expansion of the business in the short- and long-terms.

The Bradesco officers’ analysis is based on information from the last three financial statements on the balance sheet date, as follows:

2015

2015 was a year of achievements and advances for Bradesco, which become all the more valuable taking into account the environment of uncertainties during this period, in a context of decelerated economy, decreasing GDP and persistent inflation. We have been successful and we are convinced that the financial activity is fundamental for the country to return to the path of growth.

Bradesco, since it was founded 72 years ago, has maintained an ongoing relationship with society, driven by its vocation for the pioneering spirit and determination to be contemporary at all times. From whichever angle it is assessed, the democratization of banking products and services has been a constant. The culture of quality, intersection point of all initiatives, contributed to the evolution of the technological structure, associated with the technical and professional improvement of staff, which are pillars that distinguish us in the financial market.

Among the events of major relevance in 2015, we highlight the signature for the Purchase Contract of Shares with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC in Brazil. The operation, which is subject to the approval of the competent regulatory agencies, reaffirms Bradesco’s objectives to strengthen its presence and activity in the market.

In the context of corporate sustainability, the Organization maintains its commitment in the constant effort to integrate its principles into its strategic planning. In the social area, Fundação Bradesco deserves special attention, one of the largest private social and educational programs in Brazil, with 40 schools installed in priority regions of accentuated socioeconomic deprivation, promoting free basic and quality education, strengthening ethical values and civic-mindedness.

With renewed optimism in facing future challenges, Bradesco reiterates its positive vision in relation to Brazil. The planning of the Organization has solid foundations, proven by the scale of what has already been achieved, its great diversification in terms of products and services, robust financial and equity situation, one of the largest networks of customer service in Brazil, compatible presence abroad, use of the best corporate governance practices and qualified internal structure, in terms of experience and operational efficiency, to respond to the demands of sustained growth.

With the sentiment of overcoming adversity and of recognition, we wish to thank our clients and shareholders, for their trust, support and preference; to the officers, employees and other collaborators, for their effort, dedication and commitment to the Organization's strategies, determinants for the results obtained.

Among the important events of 2015 are the following:

•       on July 6, the signature of the partnership with FCA Fiat Chrysler Automóveis Brasil and Banco Fidis, through Bradesco Financiamentos, for a period of ten years, to finance the sales of vehicles of the brands Jeep, Chrysler, Dodge and Ram in Brazil;

•       On August 3, the disclosure of the signature of the Purchase Contract of Shares with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda., with the consequent takeover of all operations of HSBC in Brazil, whose decision was ratified at the Special Shareholders’ Meeting on December 17, 2015. Subject to the approval of the competent regulatory bodies, the operation reaffirms the goals of Bradesco to strengthen its presence and activity in the market, thus increasing gains in efficiency and scale;

•       on August 6, the launch of the Espaço Bradesco Next Móvel at Shopping Iguatemi, in São Paulo; later, on October 8 and 30, in Morumbi Shopping and Shopping Park São Caetano, respectively. The objective of this new configuration, itinerant in form, will mark our presence in different localities, bringing to the public the experience of the latest technologies and innovations, as well as expanding the conquest of new business;

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9. Relevant assets

•       on August 31, the inauguration of the new premises of Grupo Bradesco Seguros in Alphaville – São Paulo, with a modern and sustainable architectural structure, where it will centralize the operations of all its segments. The integration extends further the synergy between the areas, generating gains in productivity and quality, in addition to improving assistance to the Branches and to clients;

•       on September 14, for the tenth consecutive year, Bradesco was selected to integrate the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, in the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets portfolios. The DJSI is composed of actions of a select list of companies in the world, with best practices for sustainable development; and

•       since September, Bradesco Clients can withdraw cash and check their balance without the use of the card, in the whole Rede Banco24Horas network, besides the Bradesco network, using biometric authentication with the palm of their hand.

In addition to the highlights mentioned above, in January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

Net Income attributed to administrators was R$18.133 billion for the year, corresponding to an annualized return of 21.2% on average Shareholders’ Equity. The annualized return on Average Total Assets was 1.9%. Consolidated Shareholders’ Equity attributable to shareholders totaled R$90.789 billion and the total of the assets stood at R$1.026 trillion.

Loan operations and Funding and Resource Management

The challenging environment for the credit market means the Bank must always maintain its policy up-to-date and commensurate with the current situation of the economy, preserving the expansion and diversification of the offer, which covers the Branch Network, Banking Correspondents and Digital Channels. These differentials have contributed to the implementation of loans, in direct lending or in strategic partnerships with the various chains of business.

The performance of our loans and funding sources is shown below:

  R$344.868 billion was the balance, at year end, of Loans and Advances to customers, net allowance for losses, presenting a growth of 5.1% compared to the previous period, highlighting the following products: Export Financing; Real Estate Financing; Personal Loans and Working Capital;
  R$293.903 billion in deposits from banks, including: demand and interbank deposits, funding in the open market and borrowings and onlending, presenting a 5.0% increase compared to 2014;
  R$194.510 billion in Deposits from clients, including: demand deposits, saving deposits and time deposits, a 7.4% decrease compared to the previous year;
  R$170.941 billion in Technical Provisions for Insurance and Pension Plan, a 16.6% increase compared to the previous year;

•         R$50.283 billion in Subordinated Debt, R$36.569 billion being issued in Brazil and
R$13.714 billion issued abroad; and

  R$109.850 billion in funds from issuance of securities, R$99.557 billion being issued in Brazil and R$9.781 billion issued abroad, presenting a 29.2% increase compared to the previous year, highlighting a R$16.7 billion increase of Financial Bills.

In December 2015, Bradesco’s market value was R$100.044 billion.

2014

In 2014, Brazil experienced yet another moment in its well-established democracy, promoting elections that generated great interest from the general public – who were involved by the strength of the campaigns and a fierce contest at the polls. Now, economic officials face the task of revisiting projections and strategies, setting the groundwork for changes that can lead the country towards a leap in development.

The Organization believes there are reasons to feel optimistic about the future of Brazil. In this context, we hope that domestic economic policy and external factors, such as the recovery of the U.S. economy and the recovery efforts of the economies pegged to the Euro, can create growth opportunities in the country.

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10. Officer's Notes

At Bradesco, among the most significant events of this past year, we should emphasize our permanence in the select group of companies in the BM&FBovespa’s ISE (Corporate Sustainability Index), and in the Dow Jones Sustainability Index, of the New York Stock Exchange, which it forms part of for the ninth consecutive year; the launch of the payment solutions company Stelo S.A., as well as that of LIVELO S.A., which will take care of business related to a coalition loyalty program – both in conjunction with Banco do Brasil. Also worth mentioning were the opening of the second Fluvial Service Station on the Solimões River, serving 11 riverside towns along a 1,600-km extension of the river, and the establishment of the first branch in Vila Kennedy, a community in the west zone of Rio de Janeiro, aimed at the financial inclusion of approximately 130 thousand residents.

As it celebrates 71 years of existence, Bradesco boasts a strong balance sheet position that confirms the success of the strategies applied, which in turn are consistent with the choice of retail banking as our flagship product line for the goals of the democratization of credit and banking inclusion. Our market performance is the result of the instrumentality of an extensive and well-distributed Service Network and of our digital channels. This wide range of options is made possible by a constant and robust investment in infrastructure and especially in technology, which positions Bradesco at the forefront of banking technology.

The Organization maintains its commitment to corporate sustainability, seeking to integrate its basic principles into its global strategic planning. Among its social initiatives, we should highlight the work developed by the Fundação Bradesco, which offers free and high-quality education. The foundation focuses its work on regions that face greater educational and healthcare shortages in the country, with a network of 40 schools that constitute one of the largest socio-educational programs promoted by the private sector on a global scale.

The strength of the Bradesco brand will remain a powerful ally in the continuous effort to earn and maintain market positions, boosted by the competent and loyal dedication of its officers and employees, to whom we express our gratitude. We also wish to thank our customers and shareholders for the trust which has allowed us to stand apart from the competition.

The following are some of the most noteworthy events involving the Organization over the past year:

•         on April 17, Bradesco and Banco do Brasil launched Stelo S.A., a payment solutions company that manages, operates and explores the payment facilitator segment for e-commerce and digital portfolio business; on May 14, they formed LIVELO S.A., whose purpose will be to explore businesses related to the coalition loyalty program, allowing the client to accumulate and redeem points with various partners;

•         on May 27, the second Fluvial Service Station was inaugurated aboard the ship Voyager V, in the Solimões River in the Amazon. The new ship serves approximately 50 communities and 11 cities, covering a stretch of around 1,600 kilometers between Manaus and Tabatinga and bringing banking services that make life easier at these riverside communities;

•         on July 7, Bradesco was issued the Quality Certificate issued by IIA – Institute of Internal Auditors, an entity present in more than 130 countries, empowered to assess and grant the Quality Certificate to internal audits. The certificate is the recognition that Bradesco has an internal audit structure that is prepared to act independently in all its dimensions, with emphasis on best practices for Risk Assessment and for the effectiveness of Internal Controls;

•         on July 17, Bradesco and the major retail Banks in the country signed a new Shareholders’ Agreement for TecBan – Banking Technology S.A., which sets forth that, in approximately 4 years, their external networks of Self-Service Terminals will be consolidated into Banco24Horas Network;

•         on July 28, Bradesco formalized a strategic partnership with IBM Brasil – Indústria Máquinas e Serviços Ltda., which will provide hardware and software support and maintenance activities, currently provided by Scopus Tecnologia Ltda. IBM will take over the operational structure from Scopus, and all support and maintenance contracts signed between Scopus and its other clients;

•         on August 4, the opening of the first branch in Vila Kennedy, a community located in the west zone of the city of Rio de Janeiro, allowing the financial inclusion of approximately 130 thousand residents;

•         on September 12, for the ninth consecutive year, Bradesco was selected to form part of the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, as part of the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets Index; on November 27, it was once again selected to form part of the Corporate Sustainability Index (ISE) of BM&FBOVESPA, which reflects the return of a portfolio composed of shares of the companies with the best performance in the ISE indicators; and

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10. Officer's Notes

•         on September 15, it earned the RA1000 Reclame AQUI, as the first bank to be awarded the RA1000, the maximum seal of quality for handling complaints made to the website Reclame AQUI.

Net Income attributed to administrators was R$15.315 billion for the year, corresponding to an annualized return of 20.0% on average Shareholders’ Equity. The annualized return on Average Total Assets was 1.8%. Consolidated Shareholders’ Equity attributable to shareholders totaled amounted to R$82.168 billion and the total of the assets stood at R$930.451 billion.

Loan operations and Funding and Resource Management

The democratization of credit is part of Bradesco's strategy. It is achieved by expanding and diversifying the credit available, and by more attractive interest rates, key factors that have increasingly boosted the volume of financing operations conducted directly or in partnerships with market players and in other lines aimed at individuals, such as payroll-deductible loans, through an extensive network of Branches, PAs (Service Branches) and Sales Promoters.

The performance of our loans and funding sources is shown below:

•         R$328.064 billion was the balance, at year end, of Loans and Advances to customers, net allowance for losses, presenting an 7.9% increase compared to the previous year, highlighting the following products: Real Estate Financing, Personal Loans, Rural Loans and Working Capital;

  R$279.940 billion in Deposits from banks, including: demand deposits, interbank deposits, Funding in the open market and borrowings and onlending, presenting an 15.2% increase compared to 2013;
  R$210.032 billion in Deposits from clients, including: demand, saving and time deposits, an 2.9% decrease compared to the previous year;
  R$146.559 billion in technical provisions for insurance and pension plan, presenting an 12.5% increase compared to the previous year;

•         R$35.822 billion in Subordinated Debt, R$26.500 billion being issued in Brazil and
R$9.322 billion issued abroad; and

•         R$85.030 billion funds from issuance of securities, R$75.799 billion being issued in Brazil and R$8.971 billion issued abroad, presenting an 46.9% increase compared to the previous year, highlighting an increase of R$19.8 billion in financial bills.

On December 31, 2014, Bradesco’s market value was R$145.536 billion. In the comparison between 2014 and 2013, the common shares of Bradesco recorded an appreciation of 7.4%, and preferred shares registered a valuation of 20.5%. It is worth mentioning that the Ibovespa index recorded a fall of 2.9% over the same period.

2013

The year 2014 will be challenging in light of the start of the reduction of monetary stimuli in the U.S., as well as the slight slowdown in China’s growth. An environment to be overcome by emerging countries, on the other hand, is a unique opportunity for those nations to improve their macroeconomic and institutional foundations.

Brazil is not immune to this external context, but is better poised to face the challenges. The resumption of economic activity in Brazil in the last few months of 2013 has been supported mainly by productive investments, which tend to become intensified with the current program of public concessions in infrastructure, as well as the major sporting events that will occur between 2014 and 2016.

Bradesco remains optimistic about Brazil, envisioning a favorable outlook in the segments in which it operates. The volume of credit tends to grow at sustainable rates compatible with the risk, while gains in income and the creation of jobs are still present. Given the intense and continuous process of social mobility in recent years, which is still under way, the environment for the banking and insurance sectors in Brazil remains very promising.

At the Organization, among the major events of the financial year, it was recorded that, on March 10, Bradesco completed 70 years in business, with an active presence in Brazilian life, permanent incentives for the democratization of financial products and services, and a renewed willingness to expand its business horizons. Guided by realistic strategies, it grew rapidly and soon became the Bank of Brazilians. For this reason, it built an extensive Customer Service Network that today allows it to be present in all regions of the nation, promoting banking inclusion and social mobility.

It is also noteworthy that Bradesco has once again been selected to be part of:

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10. Officer's Notes

Dow Jones Sustainability World Index – DJSI, a select list of the New York Stock Exchange that gathers companies with best practices for sustainable development, in addition to the Dow Jones Sustainability Emerging Markets, a portfolio created earlier this year, for which companies with DJSI performance ranked among the top 10% in their respective sector are eligible; and

  Corporate Sustainability Index (ISE) of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, which reflects the return of a portfolio comprised of shares of companies with the best performance in all dimensions that measure corporate sustainability.

Net Income attributed to administrators was R$12.396 billion for the year, corresponding to an annualized return of 18.2% on average Shareholders’ Equity. The annualized return on average total assets was 1.5%. Consolidated Shareholders’ Equity attributable to shareholders totaled amounted to R$71.884 billion and total of the assets stood at R$838.302 billion.

Loan Operations and Funding and Resource Management

The democratization of credit is part of Bradesco’s strategy. It is achieved through expansion and diversification of the offer and the more attractive interest rates, differentiating factors that have increasingly caused the volume of transactions in loans made directly or in partnerships with market agents and other lines aimed at individuals to rise, such as payroll lending, through its extensive network of Branches, Service Stations and Sales Promoters.

The performance of our loans and funding sources is shown below:

•         R$304.121 billion was the year-end balance of Loans and Advances to customers, net allowance for losses, presenting an 13.0% increase compared to the previous period, highlighting the following products: Personal Loans, Working Capital, Real Estate Financing and Onlendings BNDES/Finame;

•         R$243.100 billion in Deposits from banks including: demand deposits, interbank deposits, Funding in the open market and borrowings and onlending presenting an 10.0% increase compared  to 2012;

•         R$216.218 billion in Deposits from clients, including: demand deposits, saving deposits and time deposits and other deposits, presenting an 2.6% increase compared to the previous year;

•         R$130.329 billion in technical provisions for insurance and pension plan, an 9.7% increase compared to the previous year;

•         R$35.885 billion in Subordinated Debt, R$26.933 billion being issued in Brazil and
R$8.952 billion issued abroad, presenting an 3.0% increase compared to 2012; and

•         R$57.883 billion issued in Funds from Issuance of Securities, R$46.179 billion being issued in Brazil and R$11.704 billion issued abroad, presenting an 12.3% increase compared to the previous year, highlighting the increase of R$7.0 billion on Financial Bills.

On December 31, 2013, Bradesco’s market value stood at R$128.085 billion. In the comparison between 2013 and 2012, Bradesco’s common shares recorded an appreciation of 3.5%, while the preferred shares registered a fall of 9.0%, considering the last quote for each year, adjusted for corporate events, with the exception of the distribution of proceeds. It is worth mentioning that the Ibovespa index recorded a fall of 15.5% over the same period.

The following are our key indicators:

It is important to highlight that the comments in relation to the return on average shareholders' equity (ROAE) and the return on average assets (ROAA), are presented in item 10.2.a). Other analyses relevant to our financial and economic conditions related to liquidity sources and levels of indebtedness are presented in items 10.1.d), 10.1.e), 10.1.f) and 10.1.h).

I. Basel Index

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. Starting in October 2013, the implementation of the new capital structure began in Brazil. The Brazilian Central Bank (Bacen), through CMN Resolution No. 4,192/13, set out the new methodology for calculating the Referential Equity (PR – Patrimônio de Referência), superseding CMN Resolution No. 3,444/07. Given that this methodology involves the introduction of new adjustments, we adapted the time series, showing – in periods – the transition from Basel II to Basel III.

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10. Officer's Notes

The calculation of our Basel Index is shown below:

							R$ million
	Basel III (1)			Variation
Calculation Basis	Prudential Consolidated	Financial Consolidated		Dec15 x Dec14		Dec14 x Dec13
	Dec15	Dec14	Dec13	R$	%	R$	%
Reference equity (local acronym PR)	102,825	98,605	95,804	4,220	4.3	2,801	2.9
Tier I	77,507	77,199	70,808	308	0.4	6,391	9.0
Common equity	77,507	77,199	70,808	308	0.4	6,391	9.0
Shareholders’ Equity	88,907	81,508	70,940	7,399	9.1	10,568	14.9
Prudential adjustments provided for in Resolution No. 4,192/13 by the CMN (2)	(11,400)	(4,309)	(132)	(7,091)	164.6	(4,177)	-
Tier II	25,318	21,406	24,996	3,912	18.3	(3,590)	(14.4)
Subordinated debts ( previous to CMN Resolution No. 4,192/13)	19,513	21,406	24,996	(1,893)	(8.8)	(3,590)	(14.4)
Subordinated debts ( in accordance with CMN Resolution No. 4,192/13) (3)	5,805	-	-	5,805	-	-	-
Risk weighed assets - RWA	612,217	597,213	576,777	15,004	2.5	20,436	3.5
Credit risk	556,441	544,798	526,108	11,643	2.1	18,690	3.6
Operational risk	37,107	30,980	23,335	6,127	19.8	7,645	32.8
Market risk	18,670	21,435	27,334	(2,765)	(12.9)	(5,899)	(21.6)
Total Index	16.8%	16.5%	16.6%	0.3 p.p.		(0.1) p.p.
Tier I capital	12.7%	12.9%	12.3%	(0.2) p.p.		0.6 p.p.
Common equity	12.7%	12.9%	12.3%	(0.2) p.p.		0.6 p.p.
Tier II capital	4.1%	3.6%	4.3%	0.5 p.p.		(0.7) p.p.
Subordinated debts (prior to CMN Resolution No. 4,192/13)	3.2%	3.6%	4.3%	(0.4) p.p.		(0.7) p.p.
Subordinated debts (in accordance with CMN Resolution No. 4,192/13) (3)	0.9%	-	-	-		-

(1) From October 2013, referential equity is calculated as per CMN Resolution No. 4,192/13, which establishes that the calculation is based on the "Financial Consolidated" until December 2014 and "Prudential Consolidated" as of January 2015;

(2) Criteria used, as of October 2013, by CMN Resolution No. 4,192/13 (including subsequent amendment); and

(3) In December 2015, the Central Bank authorized the use of Subordinated Financial Bills to compose Tier II.

In December 2015, the Reference Equity of the Prudential Consolidation reached the amount of R$102,825 million, compared to assets weighted by the risk of R$612,217 million.

It is worth mentioning that, in the fourth quarter of 2015, the Central Bank authorized the Subordinated Financial Bills to compose Tier II. The restated amount on December 31, 2015 reached R$5,805 million.

In the light of the amendment to the criterion of consolidation, which began contemplating companies similar to financial institutions and investment funds, the indexes of 2015 cannot be compared with the indexes of 2014.

In December 2014, Referential Equity stood at R$98,605 million, against risk-weighted assets totaling R$597,213 million. The Total Basel Index recorded a slight drop of 0.1 p.p. in comparison with the previous year, going from 16.6% in December 2013 to 16.5% in December 2014, which is basically a result of: (i) 20% applied over prudential adjustments, as per CMN Resolution No. 4,192/13; (ii) increase in risk-weighted assets, caused by the expansion of the loan portfolio; and partially offset by (iii) increase in Shareholders’ Equity, due to the growth in income recorded in the year.

It is worth mentioning that in December 2014, only R$21,406 million of the total subordinated debt was used in the calculation of the Basel Index, given the respective maturity.

     II. Operating Coverage Ratio

R$ million
Calculation Basis	2015	2014	2013	Variation
				Dec15 x Dec14		Dec14 x Dec13
				R$	%	R$	%
Personnel expenditure	(14,058)	(13,668)	(12,354)	(390)	2.9	(1,314)	10.6
Administrative Expenses	(13,722)	(12,972)	(12,152)	(750)	5.8	(820)	6.7
Total (A)	(27,780)	(26,640)	(24,506)	(1,140)	4.3	(2,134)	8.7
Net fee and commission income (B)	17,821	16,739	14,500	1,082	6.5	2,239	15.4
Operating Coverage Ratio (B)/(A)	64.2%	62.8%	59.2%	1.4 p.p.		3.6 p.p.

In the comparison between 2015 and 2014, and between 2014 and 2013, the indexes of operational coverage showed improvement, mainly due to the increase in revenue from services provided and commissions, coupled with ongoing efforts to control expenses, including actions by our Efficiency Committee in the periods.

100 – Reference Form – 2016

10. Officer's Notes

III. Loans and Advances to Customers

Loans and advances to customers are classified as:

•         Not due and without impairment;

•         Overdue but without impairment; and

•         With impairment, including loans and advances classified as "impaired" and analyzed individually for loss classified as "impaired."

Loans and advances to customers of the Organization are classified as "impaired" when they are in at least one of the following situations: (a) arrears exceeding 90 days, except for real estate financing operations guaranteed to residential property (delay exceeding 180 days); and/or (b) with prejudice; and/or  (c) that have been renegotiated since covered internal criteria of relevance (materiality and representativeness); and/or (d) which have been reclassified to high-risk levels; and/or (e) which have suffered bankruptcy events in which the internal models applied by the Organization have a vision of the client or product.

					R$ million
(In accordance with International Accounting Standards - IFRS)	December 31
	2015	% (*)	2014	% (*)	2013	% (*)
Not due and without decrease in recoverable value	326,364	88.2	311,424	89.2	287,052	88.6
Overdue but without decrease in recoverable value	11,657	3.1	6,932	2.0	7,129	2.2
With decrease in recoverable value	32,303	8.7	30,841	8.8	29,799	9.2
Total loans and advances to customers	370,324	100.0	349,197	100.0	323,980	100.0
Loss by decrease in recoverable value of loans and advances	(25,455)	6.9	(21,133)	6.1	(19,859)	6.1
Net amount	344,868	-	328,064	-	304,121	-
(*) Representativity in relation to total loans and advances to customers.

The improvement shown in the portfolio of loans and advances to customers, both in the comparison between 2015 and 2014 and between 2014 and 2013, is evidenced by the increase in credits not due and without impairment, which showed a growth of 4.8% and 8.5% respectively.

In addition, it is worth mentioning that as a positive factor the representativeness of the portfolio with impairment, which registered 8.7% of the total of the credit portfolio to clients in 2015.

Loans and advances to customers not due and without impairment

Loans and advances to customers classified as not due and without impairment reached R$326.4 billion in December 2015. It is worth mentioning the high participation of operations classified as low risk, demonstrating the adequacy and consistency of policy, proceedings and credit assessment tools used by the Organization.

					R$ million
Not due and without decrease in recoverable value	December 31
	2015	% (*)	2014	% (*)	2013	% (*)
Low risk	318,890	97.7	305,447	98.1	281,792	98.2
Average risk	6,338	1.9	4,246	1.4	3,641	1.3
Higher risk	1,136	0.4	1,730	0.6	1,619	0.6
Total	326,364	100.0	311,424	100.0	287,052	100.0
Representativity in relation to total loans and advances to customers (%)	88.2	-	89.2	-	88.6	-
Low risk: Ratings AA1 – C3; Medium risk: Rating D; Higher risk: Ratings E – H.
(*) Representativity in relation to total.

Loans and advances to customers overdue but without impairment

We show below the analysis per number of days overdue of loans and advances that are not marked as "impaired" in collective analysis and without impairment by individual analysis.

For the purposes of this analysis, an asset is considered overdue and included in the framework when any payment is received in arrears or not received under strict contractual conditions. The amount included in this category refers to the total financial assets, i.e. not just the portion in delay, but rather the total contract value plus interest.

101 – Reference Form – 2016

10. Officer's Notes

Loans and advances to customers that are not individually significant, and which have not been classified as impaired, are presented in this category.

The individually significant loans and advances may be submitted in this category when, after individual analysis, there is no need for establishment of individual impairment and, thus, it is directed to the analysis of collective loss.

						R$ million
Overdue but without decrease in recoverable value	December 31
	2015	% (*)	2014	% (*)	2013	% (*)
Due within 60 days	9,286	79.7	5,824	84.0	6,103	85.6
Due between 61 and 90 days	2,241	19.2	1,044	15.1	964	13.5
Due beyond 90 days	130	1.1	64	0.9	62	0.9
Total	11,657	100.0	6,932	100.0	7,129	100.0
Representativity in relation to total loans and advances to customers (%)	3.1	-	2.0	-	2.2	-
(*) Representativity in relation to total.

The table above shows the loans and advances that, in spite of some delay, there are no indications of possible impairment. That amount represented 3.1% of the portfolio of loans and advances to customers in December 2015 (2.0% in December 2014 and 2.2% in December 2013).

Loans and advances to customers with impairment

						R$ million
With decrease in recoverable value	December 31
	2015	% (*)	2014	% (*)	2013	% (*)
Portfolio to mature	14,186	43.9	13,310	43.2	13,846	46.5
Overdue within 60 days	2,200	6.8	3,814	12.4	3,290	11.0
Due between 61 and 90 days	1,098	3.4	1,487	4.8	1,409	4.7
Due beyond 90 days	14,820	45.9	12,229	39.7	11,254	37.8
Total	32,303	100.0	30,841	100.0	29,799	100.0
Representativity in relation to total loans and advances to customers (%)	8.7	-	8.8	-	9.2	-
(*) Representativity in relation to total.

In 2015, the loans and advances to customers with impairment reached R$32.3 billion, registering representation of 8.7% of the total portfolio of loans and advances to customers.

Loans and advances to customers with impairment reached R$30.8 billion in 2014 and R$29.8 billion in 2013, registering lower representativity of total loans and advances to customers, 8.8% and 9.2%, respectively.

The smallest holdings of such loans in the total portfolio reflect the Organization's strategy to strengthen the policy and procedures for granting loans, the quality of the guarantees obtained, and enhancement of the credit recovery processes, which contribute towards mitigating the effects of worsening of delinquency, mainly resulting from the deceleration of economic activity.

b)   Capital Structure

When Bradesco’s officers analyze the following tables, they understand that the Bank’s current capital structure is adequate and consistent with the business expansion strategy. The largest funding source for its operations is from third-party capital.

Fully subscribed and paid-in Capital Stock comprises registered, book-entry shares without par value.

102 – Reference Form – 2016

10. Officer's Notes

			In thousands
Capital structure (1)	Dec15	Dec14	Dec13
Common	2,520,695	2,100,738	2,100,738
Preferred	2,508,781	2,094,652	2,095,771
Subtotal - Outstanding	5,029,476	4,195,391	4,196,509
Treasury shares	19,253	11,883	10,765
Total	5,048,729	4,207,274	4,207,274
(1) Excluding bonuses and stock splits during the periods.

In December 2015, Bradesco’s capital was R$43.1 billion, composed of 5,048,729 thousand book-entry shares without par value, of which 2,524,365 thousand were common shares and 2,524,364 thousand were preferred shares.

In December 2014, Bradesco’s capital was R$38.1 billion, composed of 4,207,274 thousand book-entry shares without par value, of which 2,103,637 thousand were common shares and 2,103,637 thousand were preferred shares.

In December 2013, Bradesco’s total capital was R$38.1 billion, composed of 4,207,274 thousand book-entry shares without par value, of which 2,103,637 thousand were common shares and 2,103,637 thousand were preferred shares.

	R$ million
Standard of Financing	12/31/2015	% in relation to total liabilities	12/31/2014	% in relation to total liabilities	12/31/2013	% in relation to total liabilities
Shareholders’ Equity of the controlling shareholders	90,789	8.8%	82,168	8.8%	71,884	8.6%
Third-Party Portfolio (1)	935,915	91.2%	848,283	91.2%	766,418	91.4%
Total liabilities	1,026,704	100.0%	930,451	100.0%	838,302	100.0%
(1) Adjusted Total Liabilities excluding shareholders' equity.

Over the last three years, Bradesco has kept its proportion of capital held by third parties at around 91.0%, which is seen as a normal level for institutions in the financial intermediation business.

There are no ways of redeeming the company’s shares other than those legally stipulated.

103 – Reference Form – 2016

10. Officer's Notes

c)   capacity to pay financial commitments

Bradesco has the full ability to pay all of its financial commitments, as it revises its asset and liability management policy daily to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to customers and meet its own needs regarding working capital for investment. The following table shows the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the date of the consolidated financial statements:

Consolidated Statement of Financial Position presented by maturity (in accordance with International Accounting Standards – IFRS):

R$ million
	1 to 30 days			31 to 180 days			181 to 360 days			1 to 5 years			More than 5 years			Maturity not stated			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Assets
Cash and deposits in banks	72,092	65,430	67,450	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	72,092	65,430	67,450
Financial assets for trading	3,613	12,528	21,415	44,910	10,330	6,407	65,668	3,821	16,508	17,239	27,392	30,456	5,846	10,116	10,325	22,348	14,311	10,980	159,623	78,498	96,093
Financial assets available for sale	15,492	48,622	7,993	14,989	2,806	948	14,699	1,095	1,113	37,119	20,492	15,854	26,071	42,117	36,050	9,324	5,829	5,880	117,695	120,962	67,838
Investments held to maturity	2	252	-	0	-	-	1	-	-	4,693	2,958	2,948	35,308	21,861	20,121	-	-	-	40,004	25,071	23,069
Assets granted in guarantee	117,735	134,356	37,861	4,664	2,348	7,734	535	45	2,351	7,949	8,554	45,169	13,607	7,309	24,625	-	-	-	144,490	152,613	117,740
Loans and advances to financial institutions	25,966	59,578	61,161	5,125	5,995	3,905	2,632	1,923	7,069	1,894	5,478	6,584	4	-	1	-	-	-	35,620	72,975	78,720
Loans and advances to customers	48,849	42,439	41,884	81,615	79,342	76,082	49,906	52,377	48,718	128,028	128,976	120,270	36,470	24,930	17,167	-	-	-	344,868	328,064	304,121
Other financial assets (1)	21,156	18,835	19,151	359	178	234	378	126	266	9,690	7,911	8,365	1,247	695	402	-	-	-	32,829	27,746	28,418
Total financial assets	304,904	382,042	256,915	151,664	100,999	95,310	133,819	59,387	76,025	206,612	201,761	229,646	118,552	107,030	108,691	31,671	20,140	16,860	947,223	871,359	783,448
Percentage in relation to Total	32.2	43.8	32.8	16.0	11.6	12.2	14.1	6.8	9.7	21.8	23.2	29.3	12.5	12.3	13.9	3.3	2.3	2.2	100.0	100.0	100.0
Liabilities
Resources from financial institutions	149,715	156,090	125,383	65,563	51,899	51,041	20,681	18,295	20,248	51,391	48,706	41,895	6,552	4,950	4,533	-	-	-	293,903	279,940	243,100
Client Resources (2)	130,852	140,005	133,569	11,850	19,523	18,130	9,486	5,656	12,948	42,322	44,848	51,366	-	-	205	-	-	-	194,510	210,032	216,218
Financial liabilities for trading	18,667	1,588	478	382	336	430	198	247	192	99	911	483	-	233	244	-	-	-	19,346	3,316	1,826
Funds from issuance of securities	4,621	3,194	2,856	20,162	25,212	9,345	28,486	18,296	8,647	55,534	36,971	35,840	1,047	1,357	1,195	-	-	-	109,850	85,030	57,883
Subordinated debt	275	183	159	3	774	1	190	1,906	2,422	26,809	23,771	21,017	23,006	9,188	12,286	-	-	-	50,283	35,822	35,885
Technical reserves from insurance and pension plans (2)	141,710	119,596	103,871	2,788	2,732	2,296	940	887	675	25,503	23,345	23,488	-	-	-	-	-	-	170,941	146,559	130,329
Other Financial Liabilities (3)	33,004	31,270	31,218	6,708	5,571	5,180	2,196	2,480	2,445	3,669	405	681	4,593	-	-	-	-	-	50,170	39,725	39,524
Total Financial Liabilities	478,844	451,925	397,534	107,456	106,046	86,423	62,177	47,767	47,577	205,328	178,958	174,770	35,198	15,728	18,463	-	-	-	889,003	800,422	724,766
Percentage in relation to Total	53.9	56.5	54.8	12.1	13.2	11.9	7.0	6.0	6.6	23.1	22.4	24.1	4.0	2.0	2.5	-	-	-	100.0	100.0	100.0

(1) Including basically forex transactions, debtors arising from guarantee deposits and brokerage for securities
(2) Demand deposits, savings accounts, and technical reserves for insurance and pension plans in the form of our “VGBL” and “PGBL” products are classified in the 1-30 days category, irrespective of average historical turnover; and
(3) Including basically credit card and forex transactions, and trading and brokering securities and certificated savings plans

104 – Reference Form – 2016

10. Officer's Notes

d)   financing sources used for working capital and investments in non-current assets

Main sources of funds raising (in accordance with International Accounting Standards – IFRS):

									R$ million
	Dec15	Dec14	Dec13	Vertical Analysis %			Horizontal Analysis
				Dec15	Dec14	Dec13	Dec15xDec14		Dec14xDec13
							R$	%	R$	%
Demand deposits	23,012	32,086	39,633	3.9	5.9	7.9	(9,074)	(28.3)	(7,547)	(19.0)
Savings Deposits	91,879	92,155	80,718	15.4	17.0	16.1	(276)	(0.3)	11,437	14.2
Time Deposits	79,619	85,790	95,867	13.4	15.9	19.1	(6,171)	(7.2)	(10,077)	(10.5)
Subtotal - Client Resources	194,510	210,032	216,218	32.7	38.8	43.0	(15,522)	(7.4)	(6,186)	(2.9)
Debentures(1)	79,067	68,845	64,390	13.3	12.7	12.8	10,222	14.8	4,455	6.9
Borrowing and On-lending	70,338	58,998	56,095	11.8	10.9	11.2	11,340	19.2	2,903	5.2
Funds from issuance of securities	109,850	85,030	57,883	18.5	15.7	11.5	24,820	29.2	27,147	46.9
Subordinated Debt	50,283	35,822	35,885	8.5	6.6	7.1	14,461	40.4	(63)	(0.2)
Shareholders’ Equity	90,789	82,168	71,884	15.3	15.2	14.3	8,621	10.5	10,284	14.3
Total	594,837	540,895	502,355	100.0	100.0	100.0	53,942	10.0	38,540	7.7
(1) Considering only debentures used to back repurchase agreements.

Deposits (Deposits from clients)

Deposits are our most important source of funding.

In December 2015, the balance of our deposits presented a decrease of 7.4% in comparison with December 2014, mostly due to new business opportunities offered to customers, basically due to interest rate fluctuations during this period, and for the same reason, the balance of deposits in December 2014 has reduced 2.9% in comparison with December 2013.

Deposits accounted for 33% of all obligations in December 2015. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits.

The reduction of R$6.171 million in our balance of time deposits between the years 2015 and 2014, explained to a large extent by variations in interest rates occurring during this period and by new investment alternatives offered to clients.

The savings deposits remained stable in comparison with 2014. It is worth highlighting that Bradesco has been increasing, constantly, its base of savers, and in the last 12 months, presented a net evolution of 1.0 million new savings accounts.

Demand balance of deposits were down R$9,074 million between 2015 and 2014, mainly due to new business opportunities offered to customers.

In December 2015, we had 26.0 million account holders and 60.1 million savings accounts, compared with 26.5 million account holders and 59.1 million savings accounts in December 2014. In December 2013, we had 26.4 million account holders and 50.9 million savings accounts.

Debentures

In December 2015, the balance of debentures of Bradesco reached R$79,067 million, registering an increase of 14.8% in comparison with December 2014. This increase refers mainly to the placement of these financial instruments, which are also used as ballast in committed transactions.

The increase of 6.9% stated in the comparison between December 2014 and 2013 basically refer to the placement of these securities, used as a guarantee in repurchase agreements, which were impacted by the pace of the economic activity.

Borrowings and Onlending

In the comparison between 2015 and 2014, the balance of Borrowings and Onlendings increased 19.2% or R$11,340 million, basically due to: (i) the increase of R$15,437 million in borrowings and onlendings denominated and/or indexed in foreign currency, whose balance rose from R$16,682 million in December 2014 to R$32,119 million in December 2015, primarily due to the positive exchange rate variation of 47.0% in the period; and offset by: (ii) the reduction of R$4,098 million, or 9.7%, in the volume of funds raised by borrowings and onlendings in the country, particularly through Finame operations.

In 2014, the balance of Borrowings and Onlendings increased 5.2% or R$2,903 million compared to 2013, reaching R$58.998 million. The increase in the comparison period was basically due to the: (i) increase of R$1,621 million in the volume of funds raised by borrowings and onlendings in the country, particularly through Finame operations; and (ii) increase of R$1,282 million in borrowings and onlendings denominated and/or indexed in foreign currency, whose balance rose from R$15,400 million in December 2013 to R$16,682 million in December 2014, primarily due to the positive exchange rate variation of 13.4% in the period.

105 – Reference Form – 2016

10. Officer's Notes

Funds from issuance of securities

In the comparison between December 2015 and 2014, the increase of 29.2% or R$24,820 million was primarily due to the: (i) increase of inventory of Financial Bills, the balance of which increased to R$16.731 million, mainly due to new issuances in the period; and (ii) higher volume of Mortgage Bonds, in the amount of R$8.360 million.

In the comparison between December 2014 and the previous year, the 46.9% increase or R$27.147 million,  was primarily due to: (i) the increase in the inventory of Financial Bills, the balance of which increased from R$35,208 million in December 2013 to R$54,961 million in December 2014, mainly due to new issuances in the period; (ii) higher volume of Mortgage Bonds, in the amount of R$5,867 million; (iii) higher volume of Letters of Credit for Agribusiness operations, totaling R$4,199 million; and partially offset by: (iv) a R$2,733 million reduction in the volume of securities issued overseas.

Subordinated Debt

In December 2015, Bradesco's Subordinated Debt totaled R$50,283 million (R$13,714 million abroad and R$36,569 million in Brazil), up 40.4% in comparison with December 2014, basically due to: (i) the issuing of new subordinated debts; (ii) the variation in the exchange rate; and partially offset by: (iii) the maturities of debts which occurred in the periods. Additionally, it is worth mentioning that, in the fourth quarter of 2015, the Central Bank authorized the use of Subordinated Financial Bills, in the value of R$5,805 million to compose the Tier II of the Basel Index.

In December 2014, Subordinated Debt totaled R$35,822 million (R$9,322 million abroad and R$26,500 million in Brazil), down 0.2% in the same period of 2013, basically due to the maturity of debts.

e)   Financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

Bradesco's Officers report that as sources of financing for working capital and for investments in non-current assets used to cover liquidity shortfalls, the company may use the following resources: (i) Deposit Raising; (ii) Issuance of Debentures; (iii) Loans; (iv) Issuance of Securities; (v) Subordinated Debts, and (vi) Injection of Capital by the controlling shareholders. It should be pointed out that Bradesco’s Treasury Department acts as a support center for our business segments by managing the funding and liquidity positions and executing investment objectives in accordance with asset and liability management policies. It is also responsible for setting the rates for our different products, including interbank rates. The Treasury Department covers any funding shortfall through borrowing in the interbank market, investing any surpluses in liquid instruments in the interbank market.

In some limited circumstances, we may obtain emergency funds from the Central Bank through a transaction referred to as “discount.” A discount is a loan from the Central Bank to a financial institution, that loan being guaranteed by Federal Government securities owned by the financial institution. The amount of Federal Government securities held by the financial institution as trading securities limits the amount of discount transactions. Bradesco has not entered into discount transactions for liquidity purposes.

f)      debt ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for debt and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer has been complying with these restrictions

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for Bradesco.

Financial institutions are subject to operating limits defined by the CMN and the Central Bank for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, the following are worth highlighting (i) Reference Equity consistent with the risks of its activity, (ii) fixed assets, which limits the total funds invested in Permanent Assets to 50% of the Reference Equity, (iii) exposure by costumer, which sets forth the maximum limit of 25% of the amount of Reference Equity of exposure by costumer, (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Reference Equity amount, and (v) minimum limits of realized capital and shareholders’ equity for operating.

106 – Reference Form – 2016

10. Officer's Notes

Rules also bar financial institutions from carrying out certain operations, and following are worth highlighting: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate not intended for own use.

g)   limits for contracted financing and percentages already used

There are no limits for the use of contracted financing.

h)   significant changes to each item of financial statements

Officers understand that Bradesco has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the expansion of the business.

We present below comments on the items the Officers believe are important and relevant, stated in the Balance Sheet and Income Statement.

107 – Reference Form – 2016

10. Officer's Notes

Balance Sheet

In relation to significant changes in consolidated balance sheet items, the table below compares the most significant events in the following periods:

R$ million
				Vertical Analysis %			Horizontal Analysis
	Dec15	Dec14	Dec13				Dec15 x Dec14		Dec14 x Dec13
				Dec15	Dec14	Dec13
							R$	%	R$	%
Assets
Cash and deposits in banks	72,092	65,430	67,450	7.0	7.0	8.0	6,662	10.2	(2,020)	(3.0)
Financial assets for trading	159,623	78,498	96,093	15.5	8.4	11.5	81,125	103.3	(17,595)	(18.3)
Financial assets available for sale	117,695	120,962	67,838	11.5	13.0	8.1	(3,267)	(2.7)	53,124	78.3
Investments held to maturity	40,004	25,071	23,069	3.9	2.7	2.8	14,933	59.6	2,002	8.7
Assets granted in guarantee	144,490	152,613	117,740	14.1	16.4	14.0	(8,123)	(5.3)	34,873	29.6
Loans and advances to financial institutions	35,620	72,975	78,720	3.5	7.8	9.4	(37,355)	(51.2)	(5,745)	(7.3)
Loans and advances to customers, net of allowance for losses	344,868	328,064	304,121	33.6	35.3	36.3	16,804	5.1	23,943	7.9
Non-Current Assets Held for Sale	1,247	1,006	833	0.1	0.1	0.1	241	24.0	173	20.8
Investments in affiliated companies and joint ventures	5,815	3,984	3,393	0.6	0.4	0.4	1,831	46.0	591	17.4
Premises and equipment	5,504	4,701	4,502	0.5	0.5	0.5	803	17.1	199	4.4
Intangible assets and goodwill	7,410	7,530	8,221	0.7	0.8		(120)	(1.6)	(691)	(8.4)
Recoverable taxes	6,817	6,130	5,293	0.7	0.7	0.6	687	11.2	837	15.8
Deferred taxes	45,398	28,388	25,661	4.4	3.1	3.1	17,010	59.9	2,727	10.6
Other assets	40,119	35,099	35,368	3.9	3.8	4.2	5,020	14.3	(269)	(0.8)
Total	1,026,704	930,451	838,302	100.0	100.0	100.0	96,253	10.3	92,149	11.0
Liabilities
Resources from financial institutions	293,903	279,940	243,100	27.4	30.1	29.0	13,963	5.0	36,840	15.2
Client Resources	194,510	210,032	216,218	18.2	22.6	25.8	(15,522)	(7.4)	(6,186)	(2.9)
Financial liabilities for trading	19,346	3,316	1,827	1.8	0.4	0.2	16,030	483.5	1,488	81.5
Funds from issuance of securities	109,850	85,030	57,883	10.3	9.1	6.9	24,820	29.2	27,147	46.9
Subordinated Debt	50,283	35,822	35,885	4.7	3.8	4.3	14,461	40.4	(63)	(0.2)
Technical reserves from insurance and pension plans	170,941	146,559	130,329	16.0	15.8	15.5	24,382	16.6	16,230	12.5
Other reserves	15,364	13,864	13,753	1.4	1.5	1.6	1,500	10.8	111	0.8
Current taxes	2,781	3,602	3,083	0.3	0.4	0.4	(821)	(22.8)	519	16.8
Deferred taxes	45,398	808	800	4.2	0.1	0.1	44,590	5,518.6	8	1.0
Other liabilities	78,038	69,186	63,321	7.3	7.4	7.6	8,852	12.8	5,865	9.3
Equity Attributable to Controlling Shareholders	90,789	82,168	71,884	8.5	8.8	8.6	8,621	10.5	10,284	14.3
Non-Controlling Shareholders’ Interest	125	124	219	-	-	-	1	0.8	(95)	(43.3)
Total	1,071,330	930,451	838,302	100.0	100.0	100.0	140,879	15.1	92,149	11.0

108 – Reference Form – 2016

10. Officer's Notes

Cash and deposits in banks

In 2015, the balance of cash and deposits in banks amounted to R$72,092 million, presenting an increase of R$6,662 million, or 10.2%, in comparison with the previous year, mainly due to the: (i) increase in resources in foreign currency; and (ii) compulsory deposits.

In 2014, the balance of Cash and deposits in banks amounted to R$65,430 million, presenting a decrease of R$2,020 million, or 3.0%, in comparison with the previous year. This decrease is primarily due to the reduction in compulsory deposits.

Financial assets for trading

In 2015, financial assets for trading amounted R$159,623 million, a 103.3% increase in comparison with the previous year. This growth was primarily due to the increase of: (i) R$58.818 million in Brazilian Government securities portfolio; (ii) R$14,449 million in derivative financial instruments portfolio; and (iii) R$9,374 million in applications in fund quotas.

In 2014, financial assets for trading amounted to R$78,498 million, a 18.3% decrease in comparison with the previous year. This reduction was primarily due to the decrease of: (i) R$11,833 million in Brazilian Government securities portfolio; (ii) R$7,554 million in securities portfolio and shares issued by non-financial companies; (iii) R$4,283 million in securities issued by financial companies; partially offset by: (iv) the increase of R$3,910 million in applications in fund quotas.

Financial Assets Available for Sale

In 2015, the financial assets available for sale amounted to R$117,695 million, a 2.7% decrease in comparison with the previous year, mainly due to: (i) the decrease of R$5,605 million in securities issued by non-financial companies; (ii) the decrease of R$3,933 million in Brazilian Government bonds; and partially offset by: (iii) the increase of R$3,495 million in shares of public company and others.

In 2014, the Financial Assets Available for Sale amounted R$120,962 million, an increase of R$53,123 million in comparison with the previous year, mainly due to: (i) the increase of R$41,163 million in Brazilian Government bonds; and (ii) R$10,308 million in securities issued by non-financial companies.

Investments held to maturity

In 2015, investments held to maturity amounted R$40,004 million, an increase of R$14,933 million in comparison with the previous year, mainly due to the reclassification of Certificates of Real Estate Receivables of the category of available for sale, resulting from a change in Management’s intention.

In 2014, investments held to maturity amounted to R$25,071 million, an increase of R$2,002 million in comparison with the previous year, mainly due to the increase of income from Brazilian government bonds portfolio.

Assets provided as collateral

In the comparison between 2015 and 2014, a decrease of R$8,123 million or 5.3%, was mainly due to the decrease of: (i) interbank liquidity applications in the period; (ii) of the portfolio of securities issued by companies: a) financial companies; and b) non-financial companies; partially offset by: (iii) the increase in the Brazilian government bonds portfolio available for sale.

In the comparison between 2014 and 2013, the increase of R$34,873 million, or 29.6%, was mainly due to the increase in Interbank liquidity applications, partially offset by the decrease in Brazilian government bonds portfolio.

Loans and advances to banks

In 2015, loans and advances to banks amounted R$35,620 million, a 51.2% decrease in comparison with the previous year, mainly due to the decrease of: (i) R$27,805 million in repurchase agreements, from R$57,438 million to R$29,633 million; and (ii) from R$9,542 million in loans to banks.

In the comparison between 2014 and 2013, there was a decrease of R$5,745 million, or 7.3%, in loans and advances to banks, mainly due to the decrease of R$5,960 million in loans to banks.

Loans and advances to customers, net of allowance for losses

In 2015, loans and advances to customers represented 33.6% of our total assets (2014 – 35.3% and 2013 – 36.3%).

In the comparison between 2015 and 2014, the growth of 5.1%, or R$16,804 million, was mainly due to the increase in the volume of operations, highlighting the following products: (i) export financing; (ii) real estate financing; (iii) personal loans; and (iv) working capital.

109 – Reference Form – 2016

10. Officer's Notes

In the comparison between 2014 and 2013, the growth of 7.9%, or R$23,943 million, was mainly due to the increase in the volume of operations, highlighting the following products: (i) real estate financing; (ii) personal loans; (iii) rural loans; and (iv) working capital.

Technical reserves from insurance and pension plans

The balance of the technical reserves from insurance and pension plans amounted to R$170,941 million in 2015 and R$146,559 million in 2014, presenting a growth of R$24,382 million and R$16,230 million, respectively, in comparison with previous years. It is worth mentioning that these performances were mainly due to the VGBL product growth.

We also highlight the main sources of fund raising: (i) Deposits; (ii) Debentures; (iii) Loans and Onlending; (iv) Funds from issuance of securities; and (v) Subordinated debts, which are commented on in item 10.1 d.

110 – Reference Form – 2016

10. Officer's Notes

Statement of Income

For a better understanding of the key impacts that affected our results (income and expenses), below are the consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 which were prepared in accordance with international accounting standards (IFRS) issued by the International Accounting Standards Board (IASB).

									R$ million
Managerial Statements for the Consolidated Outcome	2015	2014	2013	Vertical Analysis %			Horizontal Analysis
				2015	2014	2013	2015x2014		2014x2013
							R$	%	R$	%
Interest income and similar	127,048	103,893	90,683	100.0	100.0	100.0	23,155	22.3	13,210	14.6
Interest costs and similar	(71,412)	(53,847)	(41,382)	(56.2)	(51.8)	(45.6)	(17,565)	32.6	(12,465)	30.1
Net Income on interests	55,636	50,046	49,300	43.8	48.2	54.4	5,590	11.2	746	1.5
Fee and Commission income	17,857	16,760	14,536	14.1	16.1	16.0	1,097	6.5	2,224	15.3
Fee and Commission expenses	(36)	(21)	(36)	-	-	-	(15)	71.4	15	(41.7)
Net fee and Commission income	17,821	16,739	14,500	14.0	16.1	16.0	1,082	6.5	2,239	15.4
Gains/(losses) net of assets/liabilities for trading	(8,252)	(1,933)	(5,790)	(6.5)	(1.9)	(6.4)	(6,319)	326.9	3,857	(66.6)
Unrealized Gains/Losses from Available-For-Sale Financial Assets	(672)	(992)	(6,101)	(0.5)	(1.0)	(6.7)	320	(32.3)	5,109	(83.7)
Gains/(losses), net of foreign currency transactions	(3,523)	(1,245)	(1,094)	(2.8)	(1.2)	(1.2)	(2,278)	183.0	(151)	13.8
Result of insurances and pension plans	5,498	5,412	6,934	4.3	5.2	7.6	86	1.6	(1,522)	(21.9)
Loss by decrease in recoverable value of loans and advances	(14,721)	(10,291)	(9,624)	(11.6)	(9.9)	(10.6)	(4,430)	43.0	(667)	6.9
Personnel expenditure	(14,058)	(13,668)	(12,354)	(11.1)	(13.2)	(13.6)	(390)	2.9	(1,314)	10.6
Other administrative expenses	(13,722)	(12,972)	(12,152)	(10.8)	(12.5)	(13.4)	(750)	5.8	(820)	6.7
Depreciation and amortization	(2,942)	(2,933)	(2,741)	(2.3)	(2.8)	(3.0)	(9)	0.3	(192)	7.0
Other Operating Income/(Expenses)	(12,989)	(10,223)	(7,622)	(10.2)	(9.8)	(8.4)	(2,766)	27.1	(2,601)	34.1
Result before taxes and participations in affiliated companies	8,076	17,941	13,256	6.4	17.3	14.6	(9,865)	(55.0)	4,684	35.3
Result from participation in affiliated companies and joint ventures	1,528	1,390	1,063	1.2	1.3	1.2	138	9.9	327	30.8
Income before profits	9,604	19,331	14,319	7.6	18.6	15.8	(9,727)	(50.3)	5,012	35.0
Income tax and social contribution	8,634	(3,914)	(1,833)	6.8	(3.8)	(2.0)	12,548	-	(2,081)	113.5
Net income for the year	18,238	15,416	12,486	14.4	14.8	13.8	2,822	18.3	2,930	23.5
Attributable to shareholders
Controlling	18,133	15,315	12,396	14.3	14.7	13.7	2,818	18.4	2,919	23.5
Non-controlling	105	101	90	0.1	0.1	0.1	4	4.4	10	11.4

111 – Reference Form – 2016

10. Officer's Notes

Selected financial indexes

In millions of Reais, except percentages and per share information
On December 31	2015	2014	2013
Net income attributable to parent shareholders	18,133	15,315	12,396
Total average assets	957,909	872,337	819,745
Parent Shareholders’ Average Equity	85,888	76,574	68,217
Net income of the parent shareholders as a percentage of average total assets	1.9%	1.8%	1.5%
Net income of the parent shareholders as a percentage of average equity attributable to shareholders	21.1%	20.0%	18.2%
Net income attributed to parent shareholders as a percentage of average total assets	9.0%	8.8%	8.3%
Percentage of dividend payouts (1)	32.2%	31.5%	31.5%
(1) Total dividends declared divided by the net income attributable to controlling shareholders.

In 2015, the net income for the year reached R$18,238 million, representing a growth of 18.3%, or R$2,822 million, in comparison with the previous year. Net income attributed to administrators was R$18,133 million, representing a growth of 18.4% in comparison with the same period of the previous year.

The return on average shareholders' equity (ROAE) reached 21.2%, while the return on average assets (ROAA) in year was of 1.9%.

In 2014, the net income for the year reached R$15,416 million, representing a growth of 23.5%, or R$2,930 million, in comparison with the previous year. Net income attributed to administrators was R$15,315 million, representing a growth of 23.5% in comparison with the same period of the previous year.

The return on average shareholders' equity (ROAE) reached 20.0%, while the return on average assets (ROAA) in the year was of 1.8%.

Next, we comment on the main line items that influenced results, considering the comparison between the years ended December 31, 2015, 2014 and 2013:

Net Income on interests

In 2015, our net interest result increased 11.2% compared to 2014, from R$50,046 million in 2014 to R$55,636 million in 2015. Such growth is mainly due to: (i) gain due to changes in average interest rates, which includes the effect of the devaluation of the real and contributing with R$3,445 million, reflecting the increase in the average rate of net interest margin, from 6.5% in 2014 to 6.7% in 2015; and (ii) increase in business volume, contributing with R$2,146 million.

In 2014, our net interest result increased 1.5% compared to 2013, from R$49,300 million in 2013 to R$50,046 million in 2014. Such evolution is mainly due to the increase in turnover which contributed
R$4,246 million, reflecting an increase of 7.1% in the average balance of assets that yield interest, increasing the revenue in R$7,688 million, highlighting the growth of: (i) 9.7% in the average balance of loans and advances to customers; and (ii) 15.9% in the average balance of our assets provided as collateral; and such developments were partly offset by increases of: (iii) 8.0% increase in the average balance of our liabilities which focus interest, which negatively impacted our results in R$3,442 million.

Fee and Commission income

In 2015, Fee and Commission income reached R$17,857 million, presenting a growth of R$1,097 million in comparison with the same period of the previous year, mainly due to: (i) by the growth of R$926 million in current account revenues, caused, basically, by the improvement in the customer segmentation process; and (ii) by the increase of R$396 million in the credit card segment, due to the increase in the financial volume traded and increased amount of transactions carried out in the period.

Fee and Commission income increased from R$14,536 million in 2013 to R$16,760 million in 2014, driven by the increase of: (i) 12.5% in revenues with credit cards, with 10.5% evolution in turnover, which reached R$132.0 billion in 2014; (ii) 11.5% in revenue for current accounts, due mainly to the expansion of the portfolio of services provided to our customers and to the increase in the volume of business; and (iii) 21.9% in revenue with administration of consortia, resulting from the increase in the receipt of bids and the ticket medium and sales of new units, generating an increase of 138 thousand net quotas in the year.

112 – Reference Form – 2016

10. Officer's Notes

Net gain/(loss) of financial assets/liabilities for trading

In 2015, the net loss of financial assets/liabilities for trading reached R$8,252 million. The variation was mainly driven by lower results with fixed income securities and derivative financial instruments, which are used for the purpose of hedging investments, which together amounted to a loss of R$6,111 million in the period.

In 2014, the net loss of financial assets/liabilities for trading reached R$1,933 million, a positive variation of R$3,857 million compared to the previous year, reflecting, largely, the result obtained with fixed income securities.

Net gain/(loss) of financial assets available for sale

In 2015, the net loss of financial assets available for sale totaled R$672 million, a positive variation of R$320 million in comparison with the previous year, mainly due to the decrease in impairment losses on shares from R$617 million in 2014, to R$289 million in 2015.

In 2014, the net loss of financial assets/liabilities for trading reached R$992 million, a positive variation of R$5,109 million in comparison with the previous year, reflecting, basically, the reduction of net losses of fixed income securities, highlighting that, in 2014, it included the recognition of impairment of shares of Banco Espírito Santo (BES), in the amount of R$598 million and in 2013, it included the re-alignment of rates the market all NTNs portfolio (National Treasury Notes), recorded in the category "available for sale," through the turnover of these securities on the market.

Net gains/(losses) of foreign currency transactions

The variations appear between 2015 and 2014 and between 2014 and 2013, due basically to the Exchange variation that affected our investments in foreign currency.

Income from insurance and pension plan

In 2015, income from insurance and pension plans remained stable in comparison with the previous year, mainly due to: (i) the increase of 16.0%, or R$8,245 million, in written premiums and pension plan contributions, reaching R$59,716 million; offset by (ii) an increase in the variation of technical provisions of insurance and pension, in the amount of R$3,727 million; and (iii) by the increase of the notified compensations, in the amount of R$3,340 million.

In 2014, the reduction of 21.9% presented on the result line of insurances and pension plans, was primarily due to increases: (i) of 20.0% in expenses with variation in technical reserves for insurance and pension plans, from R$20,002 million in 2013 to R$24,008 million in 2014, mainly due to the growth of R$12,623 million in the volume of our VGBL product-related technical reserves, and highlighting that in 2013, due to compliance with SUSEP Circular No. 462/13 by the Insurer Group, which resulted in the adoption of the "term structure of interest rates risk-free - ETTJ" as discount rate of the actuarial liabilities flow, provisions in the amount of R$2,572 million were reversed, and in 2014, technical reserves were reversed, according to the Circular mentioned earlier, in the amount of R$754 million; (ii) 17.2% in claims retained mainly in the field of health; and offset, in part: (iii) the increase of R$5,519 million in written premiums.

Impairment losses of loans and advances

The elevation of 43.0% in expenses with impairment losses of loans and advances is related to the evolution of R$1,462 million, or 4.7%, in the balance of impairment of loans and advances to customers, as well as the effects of the slowdown of economic activity in Brazil in the period. Recoveries of problematic loans increased by 5.6% and write-offs increased by 12.4% when compared to 2014.

The elevation of 6.9% in expenses with impairment of loans and advances is related to the evolution of R$1,042 million, or 3.5%, in the balance of loans and advances to customers with impairment, as well as the change in the mix of products. Recoveries of problematic loans increased by 7.8% and write-offs fell by 2.8% when compared to 2013.

Personnel Expenses

In 2015, there was an increase of R$390 million in comparison with 2014, mainly, in relation to: (i) increased expenses on salaries, social charges and benefits, and offset by wage increases, as per the collective bargaining agreements of 2014 and 2015; (ii) increased employee and administrator profit sharing (PLR); offset by: (iii) the reduction of expenditure with labor lawsuits.

In 2014, there was an increase of R$1,314 million, in comparison with 2013, mainly due to increased expenses on: (i) salaries, social charges and benefits, and offset by wage increases, as per the collective bargaining agreements of 2013 and 2014 (readjustments of 8.0% and 8.5%, respectively); and (ii) increase of expenditure with labor lawsuits mainly due to the improvement of the methodology of calculation of such provisions, which impacted the result in the amount of R$488 million.

113 – Reference Form – 2016

10. Officer's Notes

Administrative Expenses

In 2015, total administrative expenses presented an variation of 5.8% in comparison with 2014, due basically to the increment of expenses generated: (i) by the growth in the volume of business and services in the period; (ii) by contractual adjustments; and (iii) by the behavior of the U.S. dollar in the last 12 months, which reached 47.0% of valuation against the real. It is worth mentioning that the continuous control of operating expenses resulting from actions of the Efficiency Committee, whose efficiency initiatives resulted in a rebalance among personnel and administrative expenses.

In the comparison between 2014 and 2013, the 6.7% increase was mainly due to increasing expenses with: (i) growth in turnover and services in the period; (ii) contractual adjustments; and (iii) expansion of 2,440 Service Points in the period, totaling 75,176 Service Points on December 31, 2014.

Other Operating Incomes/(Expenses)

In 2015, the increase in other net expenses of other operating incomes, amounting to R$2,766 million, was essentially due to: (i) the effects of constituting the provision for tax contingencies, with variation in the amount of R$1,949 million; and (ii) higher tax expenses, amounting R$864 million.

In 2014, the increase in other net expenses of other operating revenues, amounting to R$2,601 million, came mostly from the reversal, in 2013, of the provision concerning the accession to the installment program and cash payment of tax debts – REFIS, in the amount of R$1,950 million.

Income tax and social contribution

Our income tax and social contribution presented a decrease of R$12,548 million comparing 2015 and 2014. This decrease was mainly due to: (i) the reduction of the earnings before taxes; and (ii) the effects of additions and exclusions in the calculation of taxes, described below: (a) variation of R$5,797 million in other values, driven basically by the exchange rate variation of assets and liabilities, derived from investments abroad; (b) constitution of tax credit as a result of the increase of the percentage of social contribution, according to Law No. 13,169/15, amounting to R$2,341 million; and (c) to the greater effect of interest on own capital, amounting to R$868 million.

Expense with income tax and social contribution increased from R$1,833 million in 2013 to R$3,914 million in 2014. This variation is mainly due to: (i) the growth of the result before taxation of the profit, which rose from R$14,319 million in 2013 to R$19,331 million in 2014; (ii) an alteration to non-deductible net expenses of non-taxable income, in the amount of R$468 million; and (iii) the fact that we did not have prior period tax credits related to the acquisition of investment operations in the year 2014, whereas in 2013, we had R$462 million. This increase was partly offset by the growth of: (i) R$472 million with exchange gains due to the devaluation of the real against the dollar in the period; and (ii) R$148 million of interest on shareholders’ equity.

As a percentage of our income before income tax and social contributions, the effective rate went from an expenditure of 12.8% in 2013 to an expenditure of 20.2% in 2014.

114 – Reference Form – 2016

10. Officer's Notes

10.2 - Financial and operating income

Officers must comment:

a)     on the results of operations of the issuer, in particular:

i) description of any important components of revenue;

									R$ million
Main Operating Income	2015	2014	2013	Vertical Analysis %			Horizontal Analysis
				2015	2014	2013	2015x2014		2014x2013
							R$	%	R$	%
Loans and Advances to Customers (1)	62,917	55,140	49,645	30.9	32.2	33.1	7,777	14.1	5,495	11.1
Loans and advances to financial institutions	8,349	8,710	8,900	4.1	5.1	5.9	(361)	(4.1)	(190)	(2.1)
Financial Assets (2)	51,136	35,719	28,988	25.1	20.9	19.3	15,417	43.2	6,731	23.2
Reserve requirement	4,587	4,277	3,111	2.3	2.5	2.1	310	7.2	1,166	37.5
Other interest income	59	47	39	-	-	-	12	25.5	8	20.5
Interest income and similar	127,048	103,893	90,683	62.3	60.7	60.4	23,155	22.3	13,210	14.6
Insurance, pension plan and bond retained premiums	58,761	50,455	44,887	28.9	29.5	29.9	8,306	16.5	5,568	12.4
Fees and Commission income	17,857	16,760	14,536	8.8	9.8	9.7	1,097	6.5	2,224	15.3
Total Main Operating Income	203,666	171,108	150,106	100.0	100.0	100.0	32,558	19.0	21,002	14.0
(1) Consisting of Loan and Leasing Operations; and
(2) Considering: (i) trading securities; (ii) available-for-sale securities; (iii) securities held to maturity; and (iv) securities granted in collateral.

We highlight below, our main operating income, which demonstrated a growth of R$32,558 million, or 19.0%, comparing 2015 and 2014, impacted mainly by the increase of: (i) income from operations with financial assets; (ii) revenue from premiums withheld from insurance and pension plans; and (iii) revenue from loans and advances to customers. Comparing 2014 and 2013, the main operating income presented an increase of R$21,002 million, or 14.0%, impacted mainly by the increase of (i) income from operations with financial assets; (ii) revenue from premiums withheld from insurance and pension plans; (iii) revenue from loans and advances to customers; and (iv) fee and commission income.

Loans and Advances to Customers

Revenues with leasing and loan operations, in the comparison between 2015 and 2014, increased 14.1%, or R$7,777 million, and in the comparison between 2014 and 2013, the growth was R$5,495 million, or 11.1%, being these variations result from the growth of our loan portfolio, as follows:

Loans and Advances to customers	R$ million			Vertical Analysis %			Horizontal Analysis
	Dec15	Dec14	Dec13	Dec15	Dec14	Dec13	Dec15xDec14		Dec14xDec13
							R$	%	R$	%
Working capital	65,501	62,156	59,181	17.7	17.8	18.3	3,345	5.4	2,975	5.0
Personal loans	49,681	45,807	41,923	13.4	13.1	12.9	3,874	8.5	3,884	9.3
BNDES/Finame Onlending	38,158	42,169	40,543	10.3	12.1	12.5	(4,011)	(9.5)	1,626	4.0
Vehicles - CDC	26,484	30,355	32,210	7.2	8.7	9.9	(3,871)	(12.8)	(1,855)	(5.8)
Real Estate Financing	48,115	40,103	27,870	13.0	11.5	8.6	8,012	20.0	12,233	43.9
Export financing	38,181	26,142	25,662	10.3	7.5	7.9	12,039	46.1	480	1.9
Credit Card	30,943	28,072	25,473	8.4	8.0	7.9	2,871	10.2	2,599	10.2
Rural loans	13,710	17,058	13,652	3.7	4.9	4.2	(3,348)	(19.6)	3,406	24.9
Guaranteed account	9,831	10,500	10,422	2.7	3.0	3.2	(669)	(6.4)	78	0.7
Import	11,026	9,195	8,599	3.0	2.6	2.7	1,831	19.9	596	6.9
Leasing	3,073	4,319	5,713	0.8	1.2	1.8	(1,246)	(28.8)	(1,394)	(24.4)
Receivable insurance premiums	4,757	4,258	3,717	1.3	1.2	1.1	499	11.7	541	14.6
Overdraft	3,905	3,666	3,313	1.1	1.0	1.0	239	6.5	353	10.7
Other	26,957	25,396	25,702	7.3	7.3	7.9	1,561	6.1	(306)	(1.2)
Total	370,324	349,197	323,980	100.0	100.0	100.0	21,127	6.1	25,217	7.8

In the comparison between the 2015 and 2014 balances, loans and advances to customers showed 6.1% growth, and the modalities that contributed most to this improvement were: (i) export financing; (ii) real estate financing; (iii) personal loan; and (iv) working capital.

In the comparison between the 2014 and 2013 balances, loans and advances to customers showed 7.8% growth, and the modalities that contributed most to this improvement were: (i) real estate financing; (ii) personal loan; (iii) rural loans; and (iv) working capital.

Loans and advances to banks

The checks verified in the revenues with loans and advances to banks, both in the comparison between 2015 and 2014, and between 2014 and 2013, were mainly due to the increase in the operations average rate, from 11.3% to 13.2%, and from 8.5% to 11.3%, respectively, contributing to the mitigation of the impact of the reduction in the average volume of business during said periods.

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10. Officer's Notes

Income from Financial Assets (transactions with trading securities, available for sale, held to maturity and granted in guarantee.)

In the comparison between the balances of 2015 and 2014, the variations presented in revenue with bonds and securities transactions, refer, mainly to: (i) largest volume of operations with a) Brazilian government securities and b) in applications in fund quotas; and (ii) increase in the average rate of the portfolios.

And in the comparison between the balances of 2014 and 2013, the variations presented in revenue with bonds and securities transactions refer, mainly, to: (i) largest volume of operations with government securities; and (ii) trading securities.

Revenue from Reserve Requirement

In the comparison between the balances of 2015 and 2014, there was a 7.2% increase in revenue, basically due to the increase in the average rate of the portfolio.

In the comparison between the balances of 2014 and 2013, there was an increase of 37.5% in revenue, basically due to: (i) increases in the average volume; and (ii) the average rate of the portfolio.

Revenues with Premium Withheld for Insurance, Pension Plans and Capitalization and Revenue from Services

Regarding variations presented for revenues from premiums withheld for insurance, pension plans and capitalization and fee and commission income, comments are included in item 10.1.h.

ii) factors that materially affected the operating income.

The Officers report that there were no factors that materially affected the operating income of the company in the last three fiscal years, in addition to those described in item 10.1 and 10.2.a.i.

b)    variations in revenues attributable to modifications of prices, exchange rates, inflation, changes in volumes and addition of new products and services

The Officers report that no significant variations in revenues, as well as in the financial income of the issuer, attributable to changes in prices of our main inputs and products, exchange rates, inflation, volume change or addition of new products and services, occurred in the fiscal years ended December 31, 2015, 2014 and 2013.

c)     impact of inflation, the price variation of the main inputs and products, foreign exchange and interest rate in operating income and financial income of the issuer, if relevant.

During periods of high interest rates, our financial revenue increases because interest rates on our assets that yield interest also increase. At the same time, our financial expense increases, since interest rates on our obligations, in which interests apply, also increase. Changes in the volumes of our assets and obligations on which interests apply also affect our financial revenues and expenses. For example, an increase in financial revenues attributable to an increase in interest rates may be offset by a reduction in the volume of our outstanding loans.

In addition, when the real devalues, we incur: (i) losses in our liabilities denominated in/or indexed to foreign currencies, such as our long-term debt denominated in dollars and foreign currency loans, to the extent that the cost in real financial expenditure increases; and (ii) earnings in our assets denominated or indexed in foreign currencies, such as: our securities and loan and advances operations indexed to the dollar, when the revenue of these assets measured in real increases. In turn, when the real devalues, as occurred in 2009 and 2010, for example, we incur: (i) losses on assets denominated in or indexed to foreign currencies; and (ii) gains in our liabilities denominated in or indexed to foreign currency.

In 2015, our net interest result increased 11.2% compared with 2014, from R$50,046 million in 2014 to R$55,636 million in 2015. Such growth is related mainly to (i) increase due to changes in average interest rates, which included the effect of the devaluation of the real and contributed R$3,445 million, reflecting an increase in the average rate of net interest margin, from 6.5% in 2014 to 6.7% in 2015; and (ii) an increase of business volume, which contributed R$2,146 million.

In 2014, our net interest result increased 1.5% compared with 2013, from R$49,300 million in 2013 to R$50,046 million in 2014. Such growth is related mainly to the increase in turnover which contributed R$4,246 million, reflecting an increase of 7.1% in the average balance of assets that yield interest, increasing the revenue in R$7,688 million, highlighting the growth of: (i) 9.7% in loans and advances to customers; (ii) 15.9% in the average balance of our assets provided as collateral; and such developments were partly offset by increases of: (iii) 8.0% increase in the average balance of our liabilities which focus interest, which negatively impacted our results in the amount of R$3,442 million.

116 – Reference Form – 2016

10. Officer's Notes

10.3 - Events with relevant effects, occurred and expected, in the financial statements

Officers must comment on the relevant effects that the events below have caused or are expected to result in the financial statements of the issuer and its results:

a)     introduction or disposal of operating segment

During the period, there was no introduction or disposal of operating segment, however we highlight the acquisition of control of HSBC Brasil, as reported on in item 10.3 b.

b)    constitution, acquisition or disposal of equity interest

In July 2015, we signed a purchase contract for the acquisition of 100% of the capital share of HSBC Bank Brasil S.A. With the acquisition, we will take over all operations in Brazil, including retail, insurance and asset management, as well as all the branches and clients, which will allow increase in scale and optimization of platforms, with increase of the national coverage, consolidating the leadership in numbers of branches in several states, strengthening our presence in the segment of high income. The acquisition will also enable the expansion of our operations, with the increase of the range of products which are offered in Brazil, especially in the markets of insurance, credit cards and management of funds (asset management). The Central Bank approved the acquisition in January 2016 and the conclusion is also subject to the approval of the other regulating agencies, and to compliance with the other legal formalities.

In the period, this transaction did not have any relevant impact on our financial statements. We believe that the above mentioned transaction, related to assets and liabilities, will increase our revenues, expenses and future results. The value of these increases is uncertain and, therefore, no estimate can be made of its impact on our future financial performance.

c)     events or unusual operations

During the period, there were no events or unusual operations concerning the issuer, in addition to events already stated in item 10.1.h., which caused or which are expected to cause significant impacts on their results.

10.4 - Significant changes in accounting practices – Caveats and emphasis in the auditor's opinion

Officers must comment:

a)      significant changes in accounting practices

Requirements of the Central Bank and the CMN introducing international accounting standards (IFRSs) in financial institutions made these institutions prepare annual financial statements in the international standard as of 2010. This is an additional requirement to official financial statements required by the Brazilian authorities. The official financial statements are prepared in accordance with the Central Bank and other requirements of the CMN, as well as the CVM, when applicable.

IFRSs are issued in English by the IASB - International Accounting Reporting Standards and translated into Portuguese by Ibracon – Brazilian Institute of Independent Auditors.

For the fiscal years of 2015, 2014 and 2013 there were no relevant changes in the accounting practices in IFRS. It is important to stress that financial institutions should comply fully with the official IFRSs and non-technical pronouncements of the CPC.

b)      significant effects resulting from changes in accounting practices

In 2015, 2014 and 2013 there were no significant changes in accounting practices in IFRS. The small changes that occurred in the period did not have significant effects on Bradesco's accounting practices.

Additionally, here are some comments on the relevant adjustments to accounting practices used by Bradesco in BR GAAP (Cosif) compared to the standards of the IASB (IFRS):

        1.        Business combinations

In BR GAAP, there is no specific statement that addresses business combinations for financial institutions. Only the assets and liabilities recorded in the opening balance sheet of the acquired entity are recognized by the buyer entity and the goodwill or negative goodwill recorded on acquisitions corresponds to the difference between the amount paid by the buyer entity and the carrying amount of assets and liabilities recorded in the acquired entity. Shares or debts issued, as a method of payment in acquiring entities, are recorded by their emission values at the date of the business combination. The goodwill arising from business combinations are depreciated by up to 20 years, as well as tested annually for the purposes of determining their recoverable value, as required by CPC 01 – Impairment approved by the Central Bank.

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10. Officer's Notes

For acquisitions that occurred after September 1, 2008, the Organization recognized, for IFRS purposes, the identifiable assets and liabilities arising from business combinations at fair value. Shares issued by the Organization in business combinations are recognised at fair value on the date of transfer of control. Other assets delivered as a method of payment were also measured at fair value. The goodwill recognized in the business combination is tested annually for the purpose of determination of its recoverable amount, as required by IAS 36 – Impairment.

        2.        Adjustment to fair value of financial assets – equity securities

In BR GAAP, certain investments in shares of companies in which the Organization has no influence in the Administration were classified in the permanent assets, to the historical cost of acquisition.

For IFRS purposes, due to the lack of influence in the Management, these shareholdings were designated in the category "available for sale" and evaluated at fair value on the date of the transition to IFRSs, with the corresponding gain or loss recognized in reserve account in shareholders’ equity entitled "Other Comprehensive Results," net tax effects.

        3.        Reversal of hedge accounting (hedge)

In BR GAAP, the Organization has designated certain derivative financial instruments as instruments of protection, which were classified as "hedge" of cash flow with their effective portion valuations and devaluations recorded, net tax effects into account in shareholders’ equity and the non-effective portion, in the result.

For IFRS purposes, these financial instruments are not designated as hedging, since they do not qualify for hedge accounting, in accordance with IAS 39 and, thereby, the effective portion recorded in shareholders’ equity in BR GAAP was reversed at the date of transition, having as counterpart the retained earnings account.

        4.        Deferral of financial service fees and direct costs

In BR GAAP, the Organization recognizes in the result, at the time of origination, the fee charged for financial services and the portion of the direct costs related to certain financial assets, mainly loans and receivables. Direct costs related to commissions paid to retailers and resellers are recorded in the caption "Other assets – Prepaid expenses" and recognized in the result for the term of their contracts.

For IFRS purposes, the rates of financial services, as well as the direct costs related to the origination of these financial assets are deferred and recognized as an adjustment to the effective interest rate. Direct costs related to commissions paid to retailers and resellers are part of the effective interest rate and are recorded in the accounts of loans and receivables.

        5.        Impairment loss of loans and receivables

In BR GAAP, provision for doubtful accounts is established on the basis of the analysis of risks of realization of loan operations, in an amount considered sufficient to cover possible losses, according to requirements established by the CMN Resolution No. 2,682/99, which considers certain regulatory parameters.

For IFRS purposes, the provision for losses on credit is composed considering the loss incurred, in accordance with IAS 39.

        6.        Income tax and social contribution deferred on IFRS adjustments

Income tax and social contribution deferred are accounted for on the differences between the BR GAAP and IFRSs.

c) caveats and emphasis present in the auditor's report

There were no caveats and no emphasis in the independent auditors' report.

10.5 - Critical accounting Policies

Officers must indicate and comment on critical accounting policies adopted by the issuer, exploring, in particular, accounting estimates made by the Management on relevant and uncertain issues to describe the financial outcome and results, requiring subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, testing criteria for asset recovery and financial instruments.

118 – Reference Form – 2016

10. Officer's Notes

Use of estimates

In the presentation of the financial statements, our management prepares estimates and determines assumptions for choice of useful lives of certain non-financial assets, noting, too, if a specific asset or asset group is deteriorated. The estimates, by nature, are based on assessment and information available. Therefore, actual results may differ from these estimates.

Our significant accounting policies are described in the explanatory notes which appear in our consolidated financial statements. The following discussion describes the areas that require more judgment or involve a higher degree of complexity in the application of accounting policies, which currently affect the financial outcome and the results of our operations. The accounting estimates prepared in these contexts involve making assumptions about highly uncertain matters. In each case, other estimates, or changes in estimates between periods, could have had a significant impact on the financial outcome and the results of our operations, as demonstrated in our financial statements.

Impairment loss of loans and receivables

At the end of each period, the loss of loans and receivables is adjusted based on the analysis of our portfolio, including the estimate of losses on loans and receivables.

The determination of the impairment loss requires, by its nature, judgments and assumptions with respect to loans and receivables portfolio, both on an individual basis and on the basis  of specific portfolios of products. By analyzing the portfolio as a whole, several factors can affect the estimation of the likely extent of the losses, depending on the methodology used to measure the historical delinquency rates and the historical period considered to make such measurements.

Additional factors that may affect the determination of the impairment loss of loans and receivables include:

•            general economic conditions and policies in the relevant sector;

•            previous experience with the debtor or the relevant sector of the economy, including recent experience of losses;

•            credit quality trends;

•            values of collaterals in a loan operation;

•            volume, composition and growth of the loans and receivables portfolio;

•            Brazilian Government's monetary policy; and

•            any delays in the receipt of information necessary to assess loans and receivables or confirmation of existing deterioration.

The Organization uses models to analyze the loans and receivables portfolio and determine the impairment loss. Statistical factors are applied to losses and other risk indicators for groups of loans and receivables with similar risk characteristics, aiming to reach an estimate of the losses incurred in the portfolio. Although the models are often monitored and reviewed, they are, by their nature, dependent on judgments concerning the information used and/or predictions. The volatility of the economy is one of the factors that can lead to greater uncertainty in our models than one would expect in most stable macroeconomic environments. Consequently, the impairment loss of our loans and receivables may not be indicative of the real future losses.

For purposes of sensitivity analysis, we performed a simulation to assess the impact of an increase in the probability of default (PD) on the amount of the impairment loss. In this simulation, a 10% increase in the PD of December 31, 2015 could raise the amount of the impairment loss by approximately R$1.0 billion. This sensitivity analysis is hypothetical and has the sole purpose of illustrating the impact that delinquency has in determining the impairment loss.

The process to determine the level of the impairment loss requires making estimates and using assumptions and judgments, and the effective results of the losses of the period presented in subsequent periods are possibly different from those calculated according to such estimates and assumptions.

Fair value of financial instruments

The financial instruments recorded at fair value in our consolidated financial statements consist mainly of financial assets for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument corresponds to the value at which the instrument could be exchanged in a current transaction between parties acquainted with of it, without discrimination.

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10. Officer's Notes

These financial instruments are categorized in a hierarchy based on the lowest level of information, which is significant to the fair value measurement. For instruments classified as Level 3, we have to use a significant amount of our own judgment to arrive at fair market value metrics. We base our decisions on our knowledge and observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying our judgment, we analyze a series of prices and volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in modeling processes or with third parties. Based on these factors, we determined whether fair values are observable in active markets or if markets are inactive.

The fair values of assets for trading and available for sale are based mainly on asset markets where prices are based on direct quotes from the market, observed transactions or market prices for similar assets. Liquidity is a significant factor in determining the fair values of financial assets for trading and available for sale. Non-liquidity situations are usually generated by the market perception about the uncertainty of credit with respect to a single company or a specific sector of the market. In these circumstances, financial assets are classified within Level 3 of the hierarchy of assessment, since the fair value is determined based on unobservable data which are underpinned by the limited information available on the market and which are relevant to assess the fair value of the assets, as well as other factors that require significant management judgment or estimation. On December 31, 2015, R$6.2 billion or 2.2% of financial assets for trading and available for sale were classified as Level 3 fair value.

Exchange-traded derivatives, assessed using prices quoted, are classified at Level 1 of the assessment hierarchy. However, few classes of derivative contracts are listed at the stock exchange. Therefore, most of our derivative positions are determined using quantitative models, which require the use of multiple data, including interest rates, prices and indexes to generate continuous income or price curves and volatility factors, including maturity. This data is used to assess the position. Most market data is observable and can be obtained, mainly, from BM&FBovespa and the secondary market.

The imprecision of the estimate of unobservable market information can impact the revenue value or loss recorded for a given position. Furthermore, although we believe that our assessment methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value different on the date of disclosure.

Reduction of the recoverable value of available-for-sale financial assets

Periodically evaluates the existence of decreases in recoverable value on financial assets available for sale when there is a permanent devaluation or of significant value in its fair value. The determination of longer or significant devaluation requires judgment. In the judgment, among other factors, the normal volatility of asset prices is assessed.

Additionally, valuations are obtained through market prices or valuation models, which require the use of certain assumptions or judgment in establishing estimates of fair value.

Categorization of securities

The classification of financial assets for trading securities, available for sale and held to maturity, is based on the intention of the Administration to keep or trade such securities on the date of acquisition. The accounting treatment of the securities we hold depends on our classification. Circumstantial changes can modify our strategy in relation to a specific security, which would require a transfer between categories.

Reduction of the value of goodwill

The Organization reviews, at least annually, if the accounting value of the goodwill is recoverable. The first step of the process requires the identification of independent cash generating units and the allocation of goodwill to those units. The carrying amount of the unit, including goodwill allocated, is compared to the value in use to determine if there is reduction in book value. If the value in use of a cash-generating unit is less than its carrying amount, the goodwill will have a reduction in their book value. It may be necessary to perform detailed calculations taking into account changes in the market in which a business operates (e.g. competition and regulatory change). The calculation is based on discounted cash flow before taxes to a risk-adjusted interest rate suitable for the operating unit, and the determination of both requires the exercise of judgment. Although the forecasts are compared to current performance and the external economic data, expected cash flows naturally reflect the vision of the Organization about the future performance.

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10. Officer's Notes

Taxes on profits

Determining the value of income tax and social contribution is complex and our assessment is related to the analysis of the deferred tax assets and liabilities and of the payable income tax. In general, our assessment requires supporting the future values of current and deferred income tax. Our assessment of the possibility of a deferred tax is subjective and involves assessments and assumptions, which are inherently uncertain. The realization of deferred tax assets is subject to changes in interest rates and future development of our strategies. Support for our assessments and assumptions may change over time and is the result of events or circumstances not foreseen, that affect the determination of the value of our tax liabilities.

Significant judgment is required to determine if it is likely that a tax position will be supported even after the result of any administrative or judicial procedure based on technical merit. Judgment is also required to determine the value of any benefit eligible for recognition in our consolidated financial statements.

In addition, we monitor the interpretation of tax legislation and decisions of tax authorities and judicial proceedings, so that we can adjust any previous assessment of accumulated income tax. This monitoring may also result from our income tax planning or resolution of disputes and it may be significant for our operational results in any period.

Technical reserves from insurance and pension plans

Insurance technical reserves and pensions are liabilities that represent estimates of values that will be due in the future, in favor of our policyholders and participants in plans. There is certain degree of judgment of administration by establishing the calculation method for technical reserves. The future benefits laid down in the contracts include liabilities for retirements, pensions, group life insurance and individual health insurance and accident insurance, among others.

These benefits are computed using assumptions of mortality, disability, interest rate, inflation, among others. These assumptions are based on our experience and are periodically reviewed in relation to industry standards, in order to ensure actuarial credibility. However, significant changes in experience or hypothesis may lead to the need for provision for possible future losses expected of a product, establishing complementary provision of coverage. Supplementary provision coverage can also be established in a short-term contract in order to predict future losses. The benefits and claims set forth in the contracts also include provisions for claims on life insurance, health and damage which have been incurred but not reported.

We recognize the losses incurred during the effective term of the policies held by our policyholders. However, the costs of claims incurred in a particular period are not known with certainty until we are notified of their occurrence and we are able to process and liquidate said claims. We determine the value of the liabilities using actuarial methods based on the history of claims payments to determine our estimated claims recorded in liabilities. The methods to determine these estimates and establish technical reserves are reviewed and updated regularly. The resulting adjustments are recognized in the result of the respective period.

For the purposes of sensitivity analysis, we evaluate the impact of increases and decreases in accidents. In this evaluation, an increase of 1 p.p. in accidents in the past 12 months from the base date of the calculation would represent an impact of R$80.2 million in income and in shareholders' equity after tax and contributions.

With certain products on offer, such as pension contracts, participants go through two distinct phases within the contract: of the first being accumulation and enjoyment of the benefit. During the accumulation phase technical reserves increase to the extent that contributions are received and the interest is credited (based on contractual devices) and reduced by benefits and redemptions paid, at the discretion of participants and according to the contractual terms. Additional calculations are performed to verify adequacy of provisions and, if the provisions are insufficient to honor future commitments, a supplementary provision of coverage is established.

Key assumptions used in establishing the liabilities for future benefits pension contracts are mortality, disability, retirement, interest rate and inflation. These assumptions are established at the point when the policy is issued and to estimate the experience of the period in which the benefits of the contract are payable.

For the purposes of sensitivity analysis, we assess the impact on the result and shareholders' equity on the basis of a reduction in the interest rate and increase in longevity of beneficiaries. In this evaluation, a 5% reduction in the interest rate would represent a reduction of R$146.0 million in the result and shareholders' equity. The increase of 0.002% in the longevity of the beneficiaries would result in a negative impact of R$30.8 million in the result and in shareholders' equity.

121 – Reference Form – 2016

10. Officer's Notes

10.6 - Relevant Items not evidenced in the financial statements

Officers must describe the relevant items not evidenced in the financial statements of the issuer, indicating:

a)     assets and liabilities held by the issuer, either directly or indirectly, that do not appear in the statement of its financial position (off-balance sheet items), such as:

i) rentals market, operating assets and liabilities;

There are no relevant items that are not evidenced in the financial statements.

ii) written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating respective liabilities;

There are no relevant items that are not evidenced in the financial statements.

iii) future contracts for purchase and sale of products or services;

There are no relevant items that are not evidenced in the financial statements.

iv) construction contracts not terminated;

There are no relevant items that are not evidenced in the financial statements.

v) future receipts of financing contracts;

There are no relevant items that are not evidenced in the financial statements.

b)    other items not evidenced in the financial statements

There are no relevant items that are not evidenced in the financial statements. The assets and liabilities held by the issuer, either directly or indirectly, considered as off-balance sheet, are evidenced in explanatory note No. 41 (items not recorded on the balance sheet), which is part of the Company's financial statements.

We demonstrate below the amounts that represent the total risk of items not recorded on the balance sheet (off balance):

			R$ million
	2015	2014	2013
Commitments to extend credit	194,191	182,515	157,805
Financial guarantees	69,883	72,070	67,586
Letters of credit for imports	246	304	736
Total	264,320	254,889	226,127

The financial guarantees are conditional commitments of loans issued to guarantee the performance of a client before a third party. According to these guarantees, generally, we have the right of recourse against the client to recover any amounts paid. In addition, we retain resources in cash or other guarantees of high liquidity to ensure these commitments.

The contracts are subject to the same credit evaluations as in other credit operations. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party.

The letters of credit are undertakings issued to guarantee the performance of a customer to a third party. We issue business letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions by the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

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10. Officer's Notes

10.7 - Comments on other items not evidenced in the financial statements

For each of the items that are not evidenced in the financial statements listed in item 10.6, officers must comment on:

a)     how such items are likely to alter or change the income, expenses, operating results, financial expenses or other items of the financial statements of the issuer

As described in item 10.6, there are no items that are not evidenced in the financial statements, however, according to explanatory note No. 41 (items not recorded on the balance sheet), we inform that, with regard to the guarantees provided and the letters of credit for importation, the issuer receives a rate or a commission on the operation that sensitizes the revenue and consequently the operational income. If a problem occurs relating to a client’s capacity to make a payment, there may be the need for the constitution of provisions. Now regarding the commitments of credit values to be released, there will be no impact on the lines of income, if clients use these lines of credit.

b)    nature and purpose of the operation

Information disclosed in item 10.6.

c)     nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the operation

Information disclosed in item 10.6.

10.8 - Business plan

Officers must indicate and comment the main elements of the issuer's business plan, exploring specifically the following topics:

a)     investments, including: i) quantitative and qualitative description of ongoing investments and foreseen investments; ii) sources of finance for investments; iii) relevant ongoing divestments and divestments planned;

As a prerequisite for its continuous expansion, in 2015 Bradesco invested R$3,691 million in Infrastructure, Information Technology and Telecommunications.

For investments cited as sources of financing, we used the Working Capital of the Organization represented, basically, by its shareholders' equity.

The total amount invested over the past three years, including infrastructure (facilities, furniture and fixtures), can be found below:

			R$ million
	2015	2014	2013
Infrastructure	1,293	1,059	513
Information Technology / Telecommunications	2,398	2,057	2,419
Total	3,691	3,116	2,932

b)    provided that already disclosed, indicate the purchase of plants, equipment, patents or other assets to influence materially the productive capacity of the issuer

No disclosure of the purchase of plants, equipment, patents or other assets to influence materially our productive capacity.

c)     new products and services, indicating: i) description of the research in progress already disclosed; ii) total amounts spent by the issuer on research to develop new products or services; iii) developing projects already disclosed; iv) total amounts spent by the issuer in the development of new products or services

We do not have new products and relevant departments, individually.

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10. Officer's Notes

10.9 - Other factors with relevant influence

Comment on other factors that influenced the way relevant operational performance and which have not been identified or discussed in the remaining items in this section:

There are no other factors which could influence operational performance in relevant ways that have not been mentioned in this section.

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10. Officer's Notes

11. Projections

11.1 - Disclosed projections and assumptions

The words "believes," "may," "could," "should," "seeks," "estimates," "continues," "anticipates," "intends," "expects," "potential" and other similar words contained in this section are intended to identify estimates and prospects for the future. The projections and perspectives for the future include information linked to results and projections, strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of the competition. Such projections and perspectives for the future relate only to the date on which they were expressed.

Given the risks and uncertainties described here, the projections may not come to fruition and therefore do not constitute a guarantee of future performance. Still, the future results and performance of Bradesco may differ substantially from those provided for in its estimates on the grounds, including, but not limited to, the risk factors listed in this Reference Form, many of which are beyond the Bank’s capacity to control or forecast. Additionally, such estimates are based on assumptions that may not come true. In view of these uncertainties and limitations, investors should not make their investment decisions solely on the basis of estimates and prospects for the future contained in this Reference Form.

It is important to mention that the projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank.

a)     Object of projection

Indicators that allow market analysts to feed their projection models for the future results of Bradesco. Currently, the following indicators are disclosed:

Indicators	Measurement form
Loan Portfolio (1)	Accumulated variation observed in 12 months.
Individuals	Accumulated variation observed in 12 months.
Legal Entities	Accumulated variation observed in 12 months.
Financial Margin – Interest	Expected growth percentage for the year.
Rendering of services	Expected growth percentage for the year.
Operational expenses (2)	Expected growth percentage for the year. Estimated Operational expenses comprise Personnel and Administrative Expenses.
Insurance Premiums	Expected growth percentage for the year.
ALL Expenses (3)	Expenses expected in the year.

(1) Board credit portfolio;

(2) Personnel and administrative expenses; and

(3) Includes the income from credit recovery.

b)    Projected period and expiration of the projections

At Bradesco, projections indicate expected values for the current year. When disclosing results of each period (last quarter of each year) the expected indicators for the following fiscal year are disclosed. The projections expire in the current year.

c)      Projection assumptions

Assumptions that can be influenced by the Management for 2016

•         The Guidance includes contractual adjustments and adequacy of costs pursuant to the business growth and the investment plan of the Organization;

•         Change of Grupo Bradesco’s service network (Expansion/Retraction);

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10. Officer's Notes

•         The estimates do not include new partnerships or takeovers; and

•         Business growth according to the operational strategy of the Organization.

Premises that are beyond the control of the Management for 2016

•         Maintenance of the basic fundamentals of the current Macroeconomic Policy;

•         Resumption of global growth;

•         Alteration of the Selic interest rate by COPOM to control inflation;

•         Evolution of the loan market;

•         Liquidity conditions that change the demand for credit; and

•         Regulatory changes affecting banking administration.

d)    Values of the indicators object of the forecast

Indicators	Projection	Observed
	2016	2015	2014	2013
Loan Portfolio (1)	1% - 5%	4.2%	6.5%	10.8%
Individuals	4% - 8%	4.5%	8.2%	11.2%
Legal Entities	0% - 4%	4.0%	5.8%	10.6%
Financial Margin – Interest	6% - 10%	15.3%	12.0%	1.6%
Rendering of services	7% - 11%	12.4%	11.6%	13.0%
Operational expenses (2)	4.5% - 8.5%	7.7%	4.5%	4.6%
Insurance Premiums	8% - 12%	15.1%	12.9%	12.3%
ALL Expenses (3)	R$16.5 billion to R$18.5 billion	Not included

(1) Board credit portfolio;

(2) Personnel and administrative expenses; and

(3) Includes the income from credit recovery.

11.2 - Monitoring and changes to the projections disclosed

The projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank.

a)     Changes or replacement of projections

The projections for 2016 cover the indicators that were supplied and accompanied during 2015, including the indicator “Allowance for Loan Losses Expenses” (ALL Expenses (-) Loan Recoveries).

b)    Projections concerning past periods – Forecast x Realized

In accordance with the CVM Instruction No. 480/09, for this item, it has been established that, with regard to projections concerning past periods, comparisons between the data projected and those realized are to be disclosed. Below are the projected and realized data relating to the fiscal years of 2013, 2014 and 2015.

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11. Projections

Projections for 2015

Indicators	Observed	Estimated
Loan Portfolio (1)	4.2%	5% - 9%
Individuals	4.5%	8% - 12%
Legal Entities	4.0%	4% - 8%
Financial Margin – Interest	15.3%	10% - 14%
Rendering of services	12.4%	8% - 12%
Operational expenses (2)	7.7%	5% - 7%
Insurance Premiums	15.1%	12% - 15%

(1) Board credit portfolio; and

(2) Personnel and administrative expenses.

Reasons for deviations in the projections:

•         Loan Portfolio - Individuals – the variation was basically due to the retraction of the market for credit demand, and also the maintenance of the strategy to obtain the credit growth, prioritizing the quality and the control of delinquency.

•         Operational Expenses – the variation was basically due to the increase in the operational expenses of data processing (Impact of the dollar – IT – Processing and equipment) and seasonal influence on Advertising and Publicity.

Projections for 2014

Indicators	Observed	Estimated
Loan Portfolio (1)	6.5%	7% - 11%
Individuals	8.2%	8% - 12%
Legal Entities	5.8%	6% - 10%
Financial Margin – Interest	12.0%	9% - 12%
Rendering of services	11.6%	11% - 14%
Operational expenses (2)	4.5%	3% - 6%
Insurance Premiums	12.9%	9% - 12%

(1) Board credit portfolio; and

(2) Personnel and administrative expenses.

Reasons for deviations in the projections:

•         Legal Entities – the variation was basically due to the portfolios that finance the working capital for businesses and the acquisition of goods whose performance was below what was expected for that period, mainly due to an economic deceleration beyond expectations.

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11. Projections

Projections for 2013

Indicators	Observed	Estimated
Loan Portfolio (1)	10.8%	11% - 15%
Individuals	11.2%	11% - 15%
Legal Entities	10.6%	11% - 15%
Financial Margin – Interest	1.6%	1% - 3%
Rendering of services	13.0%	12% - 16%
Operational expenses (2)	4.6%	2% - 6%
Insurance Premiums	12.3%	12% - 15%

(1) Board credit portfolio; and

(2) Personnel and administrative expenses.

Reasons for deviations in the projections:

•         Legal Entities – the variation was, basically, due to decreased loans taken from other Banks and also the maintenance of the strategy to obtain credit growth, prioritizing the quality and the control of delinquency, especially Vehicle Financing.

c)     Projections relating to ongoing periods

On January 28, 2016, new projections were disclosed for the ongoing period, which were disclosed in item 11.1 of this Reference Form. It is important to stress that these projections which relate to the fiscal year 2016, will remain valid until the date that this form is submitted.

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11. Projections

12. Shareholders’ meeting and management

12.1 Description of the administrative structure

Bradesco's administrative structure consists of the Board of Directors, elected by the Shareholders’ Meeting, and the Board of Executive Officers, elected by the Board of Directors.

According to the Bylaws:

•            The Board of Directors is comprised of six (6) to ten (10) members elected by the Shareholders’ Meeting, who may be reelected.

•            The Company's Board of Executive Officers, elected by the Board of Directors, is composed of  fifty-two (52) to one hundred and eight (108) members, distributed in the following categories of positions: - Executive Officers: between fifteen (15) and thirty-three (33) members, out of which one (1) is the Chief Executive Officer, between five (5) and ten (10) Executive Vice Presidents; between six (6) and fifteen (15) are Managing Officers; and between three (3) and seven (7) Deputy Officers; - Department Officers: between twenty-seven (27) and forty-seven (47) members; - Officers: between three (3) and twelve (12) members; and Regional Officers: between seven (7) and sixteen (16) members. The term for Board of Executive Officers and Board of Directors shall be one (1) year and shall be extended until the investiture of new elected Managers.

The administrative structure of the Bank also has two statutory committees (Audit and Compensation Committees).

a.      responsibilities of each body and committee, identifying if they have their own internal regulations:

1)    Board of Directors:

a)  to ensure that the Board of Executive Officers is always strictly fit to perform their duties;

b)  to ensure that the social affairs are conducted with probity, so as to preserve the good name of the Company;

c)  whenever possible, preserve administrative continuity, strongly recommended for the stability, prosperity and security of the Company;

d)  to fix the general orientation of the Company's business, including deciding on the Constitution and functioning of Operational Portfolios;

e)  to authorize, in the case of operations with non-members of the Bradesco Organization, the acquisition, divestiture and encumbrance of goods belonging to the Fixed Assets and shareholding of non-permanent character of the Company and of its direct and indirect subsidiaries, when worth more than one percent (1%) of their respective Shareholders’ Equity;

f)   to decide on trading with shares issued by the company itself, in accordance with the Paragraph 6 of Article 6;

g)  to authorize the granting of any form of donation, contribution or assistance, regardless of the beneficiary;

h)  to approve the payment of dividends and/or interest on shareholders’ equity proposed by the Board of Executive Officers;

i)   to submit to the Shareholders’ Meeting proposals aiming to increase reduce share capital, grouping, bonus or unfolding of actions, mergers, incorporations, or spin-offs and statutory reforms of the Company;

j)   to decide on associations involving the company or its subsidiaries, including participation in shareholders agreements;

k)  to approve the application of resources from fiscal incentives;

l)   to examine and deliberate on the budgets and financial statements submitted by the Board of Executive Officers;

m) to bring into its sphere of deliberation specific subjects of interest to the Company and decide on the omitted cases;

n)  limited to the annual global amount approved by the Shareholders’ Meeting, perform the distribution of remuneration and social security funding to the Managers;

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11. Projections

o)  to authorize, where it considers necessary, the representation of the Company individually by a member of the Board of Executive Officers or by an attorney, where their resolutions shall indicate the acts that may be executed;

p)  to fix the remuneration of the members of the Audit Committee and the Ombudsman; and

q)  to approve the Corporate Report of Compliance with Internal Controls and determine the adoption of strategies, policies and measures aimed at spreading the culture of control and mitigation of risks.

The Board of Directors may assign special duties to the Board of Executive Officers or any of its members, as well as establish committees for the two bodies in order to deal with specific issues.

A previously designed plan for the succession of the Chief Executive and those engaged in top positions at the Organization must be permanently ready to be implemented, where necessary.

The Board of Directors meets on a quarterly basis and, when necessary, extraordinarily, convened by its Chairman, or half of the remaining sitting members, drawing up minutes for each meeting.

The Board of Directors has had its own Internal Regulations since 2001.

2)            Board of Executive Officers:

Officers undertake to manage and represent the Company, with powers to force it into any acts and contracts of interest, and may compromise and waive rights and acquire, dispose of and encumber property, provided that, for values greater than 1% of the shareholder’s equity of the Company, the operation must be authorized by the Board of Directors.

The Board of Executive Officers does not have own Internal Regulations.

3) Statutory Committees

- Audit Committee:

The Committee shall advise the Board of Directors in the performance of its tasks related to the monitoring of the accounting practices adopted in the preparation of the financial statements of the Company and its subsidiaries and in the indication and evaluation of the effectiveness of the independent audit.

The Committee's duties are:

a)     to recommend to the Board of Directors the entity to be hired to provide independent audit services and the respective remuneration, as well as their replacement;

b)    to review, prior to disclosure to the market, the financial statements, including notes, reports of the management and the independent auditor's reports;

c)     to assess the effectiveness of internal and independent audits, including with regard to verification of compliance with legal and regulatory devices applicable to the Company, as well as internal codes and regulations;

d)    to verify the occasion of the quarterly meetings provided for with the Board of Executive Officers of the Company and internal and independent audits, the compliance with their recommendations and/or clarifications of their inquiries, including with regard to the planning of their audit work, formalizing in Minutes the contents of such meetings;

e)     to assess compliance by the Board of Executive Officers of the Company, with the recommendations made by the independent or internal auditors, as well as recommending to the Board of Directors the resolution of possible conflicts between the external auditors and the Board of Executive Officers;

f)     to establish and publish procedures for reception and processing of information about noncompliance with legal and regulatory devices applicable to the Company, as well as internal regulations and codes, including the prediction of specific procedures for the protection of the provider of information and its confidentiality;

g)    to recommend to the Board of Executive Officers of the Company the correction or improvement of policies, practices and procedures identified in the framework of its powers;

h)     to establish operational rules for their operation;

i)      to meet with the Fiscal Council and Board of Directors, at their request, to discuss policies, practices and procedures identified in the framework of their respective competences; and

j)      to analyze, previously, the hiring of an independent audit for the provision of services other than the audit of the financial statements, ensuring compliance with the current legislation, reporting to the Board of Directors, at least twice a year.

For the fulfillment of its duties, the Audit Committee has its own Internal Regulations and meets at least quarterly with the Board of Executive Officers of the Company and internal and independent audits.

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12. Shareholders' meeting and management

- Compensation Committee

The Committee shall advise the Board of Directors in the conduct of the Managers’ compensation policy in accordance with the legislation in force, with the following assignments:

a)    to elaborate the "Compensation Policy of the Bradesco Organization Managers" (the "policy"), as well as the internal rules for its due fulfillment, submitting them to approval by the Board of Directors;

b)    to review annually the policy and internal rules, or when necessary, to propose to the Board of Directors, any adjustments or improvements where applicable;

c)    to propose to the Board of Directors the overall remuneration amount (composed of monthly fee and eventual variable remuneration) to be distributed to the management of each company of the Bradesco Organization, in accordance with the internal rules adopted by the Board of Directors;

d)    to propose to the Board of Directors the payment of variable remuneration to the Managers of each company of the Bradesco Organization, limited to the total amount approved in accordance with the internal rules adopted by the Board of Directors;

e)    to register the amounts proposed in the Committee Meeting Minutes; and

f)     to observe the other requirements set out in the current legislation.

The Committee may also:

a)     at the request of the Board of Directors, where appropriate, evaluate and propose the remuneration of members of other statutory bodies; and

b)    hire specialized professional services, when it deems it convenient.

For the fulfillment of its tasks, the Compensation Committee has its own Internal Regulations and meets twice a year and whenever necessary.

4) Internal Audit

The purpose of the General Inspection Department (Internal Audit), directly under the Board of Directors, is to assess, in an independent and objective manner, the Organization’s proceedings, Business Vision and Information Technology, contributing to the mitigation of risks, to ensure the adequacy and effectiveness of internal controls and compliance with Policies, Standards, Procedures and Internal and External Regulations.

Methodologies used in the assignments are based on the COSO Model (Committee of Sponsoring Organizations of the Treadway Commission), as well as on the ISSO/IEC Standard (Code of Practice for Information Safety Management) and on COBIT (Control Objectives for Information and Related Technology).

It performs tests to assess Business/Information Technoloy internal controls, as well as Application Systems. Noncompliances are discussed with the Audited Companies/Units, with a subsequent record of them in the audit report, reported to the Board of Executive Officers and presented to the Audit Committee and Management Board, according to their severity.

The General Inspection Service has existed since Bradesco's first day of operation, and in 1970, was designated a Department by the Bank. In July 2014, it was certified by The Institute of Internal Auditors (IIA).

The Inspector General (Internal Audit) has Internal Regulations and Sectorial Codes of Ethical Conduct of the Internal Auditors and Inspectors of Bradesco Organization.

b.    date of installation of the Fiscal Council, if this is not permanent, and the creation of the committees:

Fiscal Council: 03.10.2016

Audit Committee: 12.17.2003

Compensation Committee: 12.17.2003

c.     mechanisms for evaluation of the performance of each body or committee and their members, identifying the method used:

Bradesco's Committees which report to the Board of Directors are evaluated on the basis of the fulfillment of their tasks, which are established in the respective Regulations. Through periodic meetings on the subjects dealt with and information provided by the Board of Executive Officers and Committees, the Board of Directors assesses the performance of such bodies, in which minutes are taken and, if the performance is deemed insufficient, the Board will propose the reformulation of its structure, in order to achieve the desired performance.

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Evaluation Mechanisms and Methods of the Members of the Board of Directors:

The minimum attributes considered in the performance evaluation of the members of the Board of Directors in conducting the establishment of corporate strategies, review of business plans and policies and supervision of the activities of the Board of Executive Officers, held by the Chairman of the Body include:

a)   to fully comply with the status of the company and the internal regulations of the Board;

b)   to serve the Company and other companies of the Bradesco Organization with loyalty and maintain secrecy with regard to their business;

c) to keep information not yet disclosed to the market confidential, obtained by virtue of position;

d) to ensure that the social affairs are conducted with probity, so as to preserve the good name of the Company;

e) to be aligned with the values and objectives of the Company, taking into account the interests of customers, the community, the employees, shareholders and all those who, directly or indirectly, relate to the Organization;

f)   to act actively in the formulation and conduction of their duties;

g) to participate, whenever necessary, in programs of education or technical guidance or upgrade courses that allow them to hone their skills in the professional exercise of their duties and to evaluate the functionality of the Board as a whole;

h) to have the ability to read and understand managerial and financial reports, as well as knowledge of the national and international markets;

i)   to devote considerable time to carrying out the activities of a Director, assuming commitments resulting in a significant absorption of their functions, using all the means at their disposal for the sound justification of their deliberations in the meetings of the Body;

j)   if unable to attend the meetings, be apprised of all matters and decisions taken;

k) to stay constantly motivated, questioning and searching for innovations that contribute to the growth of the Company's activities;

l)   to be aware of their responsibility and the challenges of the Company, with knowledge of its main aspects and the risks involved;

m) to be capable of teamwork, instilling in the other members a philosophy with long-term vision and, at the same time, to have as a goal the preservation of administrative continuity, strongly recommended for the stability, prosperity and security of Company;

n) to permanently seek the best corporate governance practices;

o) to have experience in managing crises and identifying and managing risks;

p) to refrain from situations of conflicts of interest with the company; and

q) to maintain a relationship of total transparency and professionalism with the Board of Executive Officers, advisory and supervisory bodies of the Board, with mutual clarifications and making information always available for action with independence and impartiality, requiring that the conduction and development of the work is always focused on enforcement and respect of ethical principles.

Evaluation Mechanisms and Methods of the Members of the Board of Executive Officers:

Mechanisms to assess the Chief Executive Officer’s performance, carried out by the Board of Directors, in line with the constant concern of the Company for the conduction of corporate strategies, such as:

1) Performance/Results – it is incumbent upon the Chief Executive Officer:

a)  to undertake efforts to enhance the profit growth of the Company;

b)  to be conscious of their responsibility and the challenges of the Company, having in-depth knowledge of the operations carried out;

c)  to maintain unity and harmony in charge of business;

d)  to have experience in managing crises and identifying and managing risks;

e)  to refrain from situations of conflicts of interest with the Company, since the established goals should align with the strategic parameters outlined by the Board of Directors and fit in the politics and corporate culture of the Organization, demonstrating firm commitment to generating shareholder value and to the defense of their interests; and

f)   to maintain constant concern for transparency, in order to allow the use of safer and more efficient means so that access to the Company records is done easily, quickly and effectively for customers, shareholders, and employees.

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2) Performance of Shares/ADRs on Domestic Stock Markets and Abroad

The Chief Executive Officer must undertake the greatest efforts to search for the best results for our shareholders, translated, essentially, in appreciation of the roles in stock exchanges, in the payment of interest on shareholders’ equity and dividends and fair treatment to all. The relationship should be based on the ethical principles of the Organization, in accordance with the applicable laws and regulations, as well as ensuring the protection of market information and ensuring the absolute confidentiality of that information which is not public knowledge, obtained by virtue of the job, and that could interfere with the quotation of the shares and influence the movement of the market and/or investment decisions.

3) Market Penetration Ability – must act actively in the formulation and conduction of their duties, considering:

a)  mechanisms to broaden the customer base and the volume of operations; and

b)  market opportunities that will add value to the Company, including possible acquisitions and implementations of operating agreements and partnerships.

4) Adopted Policies: Corporate Governance, Human Resources and Sustainability – the Chief Executive Officer undertakes to:

a)  ensure the sustainability of the Organization by incorporating social and environmental factors in the definition of its business and operations, seeking to create products for the scope of corporate sustainability;

b)  keep up to date with the main demands of the market, socially and environmentally related;

c)  procure the constant improvement of Corporate Governance practices;

d)  follow topics that could cause significant impact to the image of the Organization;

e)  be guided by ethics in all their relationships, such as those with shareholders, customers, investors, Brazil's Central Bank and other Government Bodies; and

f)   act fairly, in accordance with good labor principles, ensuring equal opportunities in recruitment, professional development, evaluation, remuneration and the discipline of Officers and other employees.

Other Officers:

METHODOLOGY FOR PERFORMANCE EVALUATION

a.     Process of individual evaluation

The individual performance of the other Officers, as well as that of their corresponding areas, is accompanied by their respective superiors, whereby the process of formal evaluation, following the requisites of CMN Resolution No. 3,921, will be consolidated every six months

For the formal evaluation process, specific indicators are defined for  the assessment of areas and of individuals, in accordance with the functions of the Manager, taking into account the areas for business, controls, and other support areas.

For areas assessment, the following groups of indicators are considered, as a minimum:

a.   main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b.   actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c.   actions directed to risk management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department - DCIR);

d.   actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

e.   actions directed to environmental aspects: are indicators that assess the degree of compliance with the objectives of the area regarding environmental aspects.

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For individual assessment, the following indicators are considered, as a minimum:

a.   quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager evaluated;

b.   commitment to strategy: aims to evaluate if their performance reflected positively with material contributions to the Strategic Planning in the period;

c.   participation in collegiate decisions: aims to evaluate the active participation in meetings and committees convened, with opinions that contributed to the submitted decisions;

d.   leadership team: evaluates the team management process;

e.   planning: assesses the ability to plan the activities of their area in the medium and long term; and

f.    overview: evaluates, mainly, the Managers' vision regarding future trends to meet the demands of the market.

The performance evaluations of Managers in the areas of internal control and risk management must be based on the achievement of the objectives of their own functions and not specifically on the overall performance of the Organization. The Integrated Risk Control Department – DCIR, and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

The Human Resource Department of Banco Bradesco S.A. will follow the process described above and will forward each Manager’s evaluation file to the Compensation Committee, with the respective name and decision about the eligibility.

Evaluation Mechanisms and Methods of the Members of the Committees:

The members of the statutory committees are periodically assessed by the Board of Directors, which considers the following aspects:

a)  fulfillment of the tasks laid down in the rules of procedure of the Committee to which the member belongs;

b)  time the member makes available for the work of the Committee;

c)  commitment to the development of the work; and

d)  frequency of meetings and effective participation therein.

The interaction between the committees and the Board of Directors is intense in Bradesco. The number of sessions of the committees, as well as meetings with the Board and different departments, denotes the good relationship between these bodies and the Board, as well as the Senior Management's support for the development of the activities. Moreover, the presence of members of the Board of Directors and Board of Executive Officers in the Committees facilitates even more the relationship between the bodies, as well as their functioning, facilitating the process of the evaluation of members of the Committees by the Board, through observation of the development of their activities and of the other aspects mentioned above.

The Audit Committee has its own self-assessment carried out by its members, which considers aspects related to the involvement of members of the Committee with various subjects and areas of the Bank, namely:

a)  financial statements;

b)  risk management and internal controls;

c)  compliance and ethics;

d)  supervision of management and internal controls; and

e)  relationship with external auditors

d.    in relation to the Board of Executive Officers, their assignments and individual powers:

In addition to the normal assignments given to them by law and by these Bylaws, it is specifically up to each member of the Board of Executive Officers:

a)  to the Chief Executive Officer, to chair meetings of the Board of Executive Officers, and supervise and coordinate the action of its members;

b)  to the Executive Vice Presidents, to collaborate with the Chief Executive Officer in the performance of their duties;

c)  to the Managing Officers, the performance of the tasks assigned to them;

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d)  the Deputy Officers, the performance of the functions assigned to them by the Executive Vice Presidents and Managing Officers;

e)  to the Department Officers, to conduct the activities of the Departments to which they belong and advise the other members of the Board of Executive Officers;

f)   to the Officers, the performance of the tasks assigned to them and to advise the other members of the Board of Executive Officers; and

g)  to the Regional Officers, to guide and supervise the Service Points under their jurisdiction and comply with the duties which they are assigned.

With the exceptions provided for expressly in the Bylaws, the Company is only obliged, by the joint signatures of at least two (2) Officers, and one of them being the Chief Executive Officer or Executive Vice President.

The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) attorneys, in conjunction, especially constituted, with the respective power of attorney mentioning their powers, the acts they can practice and their term.

The Company may still be represented separately by any member of the Board of Executive Officers or by an attorney with specific powers, in the following cases:

a)  mandates with an "ad judicia" clause, in which the power of attorney may have an indeterminate period and be reinstated;

b)  upon summoning or subpoenas;

c)  participation in biddings;

d)  in Shareholders’ Meeting of companies or investment funds in which the company participates, as well as those of which it is a partner or affiliated entity;

e)  before bodies and Government offices, provided that it doesn't involve the assumption of responsibilities and/or obligations by the Company; and

f)   in court testimony.

12.2 - Rules, policies and practices relating to Shareholders’ Meetings

a.      summoning deadlines

Bradesco offers all documentation relating to Shareholders’ Meetings at least 30 days in advance. In 2016, the relevant documents for the Shareholders’ Meeting of 03.10.2016 were made available to the market on 02.03.2016.

b.      competencies

Shareholders’ Meetings convened and installed in accordance with the law and the Bylaws, have the power to decide all business related to the object of the Company and to take the decisions it deems to be convenient to its defense and development. This subject is addressed in Clauses Eleven (Articles 121 to 137) of Law No. 6,404 of December 15, 1976.

Pursuant to Article 132 of Law No. 6,404/76, the Corporation must hold its Annual Shareholders' Meeting in the four (4) months following the end of the fiscal year, to deal with the following matters:

I - to take the manager's accounts, examine, discuss and vote on the financial statements;

II - to decide on the allocation of net income for the year and the distribution of dividends; and

III - to elect managers and members of the Fiscal Council.

For all other cases, such as the reform of the Bylaws, deliberation about a transformation, merger, incorporation and spin-off of the company, its dissolution and liquidation, electing and dismissing liquidators and judging their accounts, grouping and splitting of shares, a Special Shareholders’ Meeting shall be convened.

c.      addresses (physical or electronic) in which the Shareholders’ Meeting documents are available to the shareholders for analysis.

The documents pertaining to the Shareholders’ Meeting, such as Call Notices and Proposals of the Board of Directors, are placed at the disposal of shareholders at the Department of Stocks and Custody of Bradesco, Depository Financial Institution of the Company, at Núcleo Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, and may also be viewed on the website www.bradesco.com.br/ri - Corporate Governance - Shareholders, and on the websites of the BM&FBovespa and the CVM.

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12. Shareholders' meeting and management

d.      identification and management of conflicts of interest

As established by Law No. 6,404/76, the shareholder shall exercise the right to vote in the interest of the company. Votes exercised for the purpose of causing damage to the company or the other shareholders, or to obtain, for oneself or for others, an unjust advantage that results in, or that is likely to result in, damage to the company or to other shareholders shall be considered abusive.

During the meeting, the shareholders who have conflicting interests with those of the company in a given deliberation should report the fact immediately and refrain from participating in the discussion or from voting on that item.

e.      request of proxies by Management for the exercise of voting rights

Bradesco's Management does not request proxies for voting, representation at Shareholders’ Meetings is at the discretion of shareholders.

f.       formalities necessary for the acceptance of proxies authorized by shareholders, indicating if the issuer requires or waives the certification of signature, notarization, consularization and certified translation and if the issuer admits proxies electronically authorized by the shareholders

When the shareholder is represented by proxy, the regularity of proxy must be examined before the start of Shareholders’ Meetings. In order to expedite the process and facilitate the work of the Meetings, the proof of ownership of the shares, the power of attorney and eventual voting declaration may, at the shareholders’ discretion, be submitted to the offices of the Company, preferably up to two (2) business days prior to the scheduled date of the Shareholders’ Meeting, at Banco Bradesco S.A. – Secretaria Geral – Área Societária -– Núcleo Cidade de Deus – 4o andar do Prédio Vermelho – Vila Yara – Osasco, SP – CEP 06029-900. Copy of the documentation may still be sent by the email governancacorp@bradesco.com.br.

The proxies written in a foreign language, before their submission to the Company, must be translated into Portuguese, by certified translation, and their translations recorded in Securities and Documents Registry Office.

g.      formalities necessary for the acceptance of remote voting, when sent directly to the Company, indicating if the issuer requires or waives the certification of signature, notarization and consularization

Remote voting is still not accepted in the Company.

h.      if the Company has an electronic system that it uses to count remote votes or remote participation

The Company does not have an electronic system for remote voting or remote participation.

i.       instructions for that the shareholder or group of shareholders includes proposals for deliberation, boards or candidates for members of the board of directors and audit committee on remote voting

Remote voting is still not accepted in the Company.

j.       if the Company has forums and pages on the World Wide Web intended to receive and share comments from shareholders on the agendas of meetings

Provision of the following electronic channels for sending comments to shareholders:

- governancacorp@bradesco.com.br

- investidores@bradesco.com.br

k.      other information necessary for remote participation and to exercise the right of remote voting

There is no remote participation and exercise of the right to remote voting.

12.3 - Rules, policies and practices relating to the Board of Directors

a.      number of meetings held in the last fiscal year, with a breakdown of the number of special and annual shareholders’ meetings

The Board of Directors held, in the last fiscal year, a total of 159 meetings, 4 of which were annual and 155 special.

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b.      If applicable, the provisions of a shareholders' agreement establishing restrictions or linking to the exercise of the voting right of members of the Board

There are no shareholders' agreements.

c.      rules for identification and management of conflicts of interest

Law No. 6,404/76 bars the management from intervening in any corporate transaction in which they have conflicting interests with the Company, or in related decisions taken by the other managers, and they must notify their impediment and have the nature and extent of their interest recorded in the minutes of the meeting of the Board of Directors or Board of Executive Officers.

The Internal Regulation of the Board of Directors of Bradesco identifies, in Article 7, vetoes to Managers they characterize as conflicts of interest, namely:

a)      practice acts of liberality at the expense of the Company or other companies of the Bradesco Organization;

b)      taking loans of resources of the Company, or its subsidiaries, and use, to their own advantage, the goods belonging to them;

c)      receive any form of advantage by reason of the exercise of the job;

d)      use, for their own benefit or of another person, with or without prejudice to Company, the commercial opportunities of which they have knowledge by reason of the exercise of the job;

e)      be omitted in the exercise or protection of rights of the Company;

f)       acquire, for resale at a profit, goods or rights knowingly needed by the Company or which it intends to acquire;

g)      use of insider information to gain personal advantage or an advantage for another person, through purchase or sale of securities;

h)      to intervene in any social operation in which there is a conflicting interest with the Society or with any company of Bradesco Organization and deliberate on the presence of any conflict of interest, whereby they should make them aware of any impediment and consequent nonparticipation in the decision to their peers;

i)        participate directly or indirectly in the trading of securities issued by the Company or related thereto:

I.    prior to disclosure to the market of a material act or fact occurred in the business of Banco Bradesco S.A.;

II.   in the period of fifteen (15) days prior to the disclosure of quarterly information (ITR) and annual information (DFP) of Banco Bradesco S.A.;

III. If there is intent to promote incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

IV. during the process of acquisition or sale of shares issued by Banco Bradesco S.A., exclusively for the dates on which the Bank is negotiating.

j)        to decide on the acquisition or disposal by the Company or by other open companies that are part of the Bradesco Organization, of shares of its own issuance, if any:

I.    any agreement or contract for the transfer of its controlling interest; and

II.   intent to promote incorporation, total or partial spin-off, merger, transformation or corporate reorganization involving relevant investment in coalitions.

The Code of Ethical Conduct of the Bradesco Organization in item 3.2.1. Integrity, defines that the conflict of interest occurs when there is the possibility of direct or indirect confrontation between the personal interests of managers, employees and/or collaborators and those of the Organization, which could endanger or unduly influence the performance of their duties and responsibilities. The interest is characterized by any advantage, material or not, for themselves or others (relatives, friends, etc.) with whom they have or have had personal, commercial or political relations. Managers, Employees and/or Collaborators cannot deliberate on the presence of any conflict of interest, whereby they should make them aware of any impediment and consequent nonparticipation in the decision to their peers and immediate superiors.

Bradesco also has, as a way to curb the existence of conflicts of interest, the Policy on Transactions with Related Parties, which consolidates the Company's procedures with regard to cited transactions, in accordance with the norms issued by regulators, giving transparency of the process to our shareholders, investors and the market in general, ensuring the strict alignment with the interests of the Organization according to the best practices of Corporate Governance. This way, the stated Policy prohibits the following transactions with related parties: (i) in non-market conditions; and (ii) providing loans or advances to the following:

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12. Shareholders' meeting and management

a)     officers and members of advisory, fiscal or similar councils, and the Board of Directors, as well as their spouses;

b)    relatives of the above-mentioned persons up to the second degree of kinship;

c)     persons or entities holding more than ten percent (10%) of Bradesco's capital, unless specifically authorized by the Central Bank of Brazil in each case, for transactions collateralized by commercial effects resulting from purchase and sale transactions or attachment of goods within limits of a general nature set by the National Monetary Council;

d)    legal entities, the capital of which Bradesco holds more than ten percent (10%); and

e)    legal entities if more than ten percent (10%) of their capital is held by any Bradesco officer or manager, or their spouses or relatives to the second degree of kinship.

12.4 - Description of the arbitration clause to resolve conflict through arbitration

There is no arbitration clause inserted in the Bylaws for the resolution of conflicts between shareholders and between these and the issuer through arbitration.

12.5/6 - Composition and professional experience of the Management and of the Fiscal Council

Board of Directors

a.     name: Lázaro de Mello Brandão

b.    Date of birth: 06.15.1926

c.     profession: Banking

d.    CPF: 004.637.528/72

e.    elected position held: Chairman of the Board of Directors

f.     date of election: 03.10.2016

g.    date took office: 04.15.2016

h.     mandate: from one (1) year, extending to the taking of office of the new Directors who will be elected at the Annual Shareholders' Meeting to be held in the year 2017.

i.      other positions and duties with issuer: See item 12.7.

j.      whether elected by the controller or not: Yes

k.     whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No

l.      number of consecutive mandates: 34

m.    information on:

          i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Chairman of the Board of Directors (Non-Executive Director)

company name: Bradespar S.A.

industry: Part. Adm. Co. – Mineral Extraction

position: Chairman of the Board of Directors (Non-Executive Director)

138 – Reference Form – 2016

12. Shareholders' meeting and management

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes company name: Bradesco Leasing S.A. - Arrendamento Mercantil industry: Leasing

position: Chairman of the Board of Directors (Non-Executive Director)

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes.

ii. indication of all the management positions that they occupy in other third sector companies or organizations:

Chairman of the Board of Directors:

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Chairman of the Board of Directors and Chief Executive Officer:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Foundation Institute for Digestive System and Nutrition Diseases

Chairman of the Managing Board and Chief Executive Officer:

Fundação Bradesco

Chief Executive Officer:

NCD Participações Ltda.

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Manager:

Bradport - S.G.P.S. Sociedade Unipessoal, Lda.

n.      description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction: None.

ii.   any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.  any final conviction, in the judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

139 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Luiz Carlos Trabuco Cappi

b.  Date of birth: 10.06.1951

c.  profession: Banking

d.  CPF: 250.319.028/68

e.  elected position held: Vice Chairman of the Board of Directors and Chief Executive Officer

f.   date of election: 03.10.2016

g.  date took office: Board: 04.15.2016 and Board of Executive Officers: 5.13.2016

h.  mandate: one (1) year for the Board, extending to the taking of office of the Directors to be elected during the Annual Shareholders' Meeting to be held in the year 2017; and for the Board of Executive Officers until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: See item 12.7.

j.   whether elected by the controller or not: Yes

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: Board: 7 and Board of Executive Officers: 18

m. information on:

i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Vice Chairman of the Board of Directors (Executive Director) and Chief Executive Officer

In the period between 03.10.2009 and 03.11.2014, they held the position of Member of the Board of Directors (Executive Director), cumulatively with the Chief Executive Officer position.

company name: Bradespar S.A.

industry: Part. Adm. Co. – Mineral Extraction

position: Vice Chairman of the Board of Directors (Non-Executive Director)

In the period between 04.29.2014 and 04.27.2009, they held the position of Member of the Board of Directors (Non-Executive Director).

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes company name: Bradesco Leasing S.A. - Arrendamento Mercantil industry: Leasing

position: Vice Chairman of the Board of Directors (Executive Director) and Chief Executive Officer

In the period between 04.30.2009 and 04.29.2014, they held the position of Member of the Board of Directors (Executive Director), cumulatively with the Chief Executive Officer position.

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes.

140 – Reference Form – 2016

12. Shareholders' meeting and management

ii. indication of all the management positions that they occupy in other third sector companies or organizations:

Chairman of the Board of Directors:

Elo Participações S.A.

Vice Chairman of the Board of Directors:

Banco Bradesco Europa S.A.

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Vice Chairman of the Board of Directors and Chief Executive Officer:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Foundation Institute for Digestive System and Nutrition Diseases

Chief Executive Officer:

Aicaré Holdings Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Banco Alvorada S.A.

Banco Boavista Interatlântico S.A.

Banco Bradescard S.A.

Banco Bradesco BBI S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Banco CBSS S.A.

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

BP Promotora de Vendas Ltda.

141 – Reference Form – 2016

12. Shareholders' meeting and management

Bpar Corretagem de Seguros Ltda.

Bradescard Elo Participações S.A.

Bradesco Administradora de Consórcios Ltda.

Bradesco Services Co., Ltd.

Bradescor Corretora de Seguros Ltda.

Bradesplan Participações Ltda.

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Caetê Holdings Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Cidade Capital Markets Ltd.

Columbus Holdings S.A.

Elba Holdings Ltda.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

Ganant Corretora de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

Japira Holdings S.A.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Maníbu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Promosec Companhia Securitizadora de Créditos Financeiros

PTS Viagens e Turismo Ltda.

Rubi Holdings Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

STVD Holdings S.A.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tempo Serviços Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

142 – Reference Form – 2016

12. Shareholders' meeting and management

Titanium Holdings S.A.

Treviglio Holdings Ltda.

União Participações Ltda.

Varese Holdings Ltda.

Veneza Empreendimentos e Participações S.A.

Viareggio Holdings Ltda.

Executive Vice President:

Banco Bradesco BERJ S.A.

NCD Participações Ltda.

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Officer:

Alvorada Administradora de Cartões Ltda.

Brasilia Cayman Investments II Limited

Brasilia Cayman Investments III Limited

Companhia Securitizadora de Créditos Financeiros Rubi

Quixaba Empreendimentos e Participações Ltda.

Manager:

Bradport - S.G.P.S. Sociedade Unipessoal, Lda.

Vice Chairman of the Managing Board and Executive Vice President:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

143 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Denise Aguiar Alvarez

b.  date of birth: 01.24.1958

c.  profession: Educator

d.  CPF: 032.376.698/65

e.  elected position held: Member of the Board of Directors

f.   date of election: 03.10.2016

g.  date took office: 04.25.2016

h.  mandate: from one (1) year, extending to the taking of office of the new Directors who will be elected at the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 26

m. information on:

         i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Member of the Board of Directors (Non-Executive Director)

company name: Bradespar S.A.

industry: Part. Adm. Co. – Mineral Extraction

position: Member of the Board of Directors (Non-Executive Director)

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes company name: Cidade de Deus - Companhia Comercial de Participações industry: Holdings

positions: Member of the Board of Directors and Officer

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

ii. indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

BBD Participações S.A.

Member of the Board of Directors and Deputy Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Managing Board and Deputy Officer:

Fundação Bradesco

144 – Reference Form – 2016

12. Shareholders' meeting and management

Member of the Deliberative Council:

Museu de Arte Moderna de São Paulo (MAM)

Member of the Board of Trustees:

Fundação Roberto Marinho

Member of the Advisory Council:

Associação Pinacoteca Arte e Cultura – APAC

Canal Futura

Fundação Dorina Nowill para Cegos

Chief Executive Officer:

ADC Bradesco - Associação Desportiva Classista

Deputy Officer:

NCD Participações Ltda.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

145 – Reference Form – 2016

12. Shareholders' meeting and management

a.    name: João Aguiar Alvarez

b.    date of birth: 08.11.1960

c.    profession: Agronomist

d.   CPF: 029.533.938/11

e.   elected position held: Member of the Board of Directors

f.     date of election: 03.10.2016

g.    date took office: 4.25.2016

h.    mandate: from one (1) year, extending to the taking of office of the new Directors who will be elected at the Annual Shareholders' Meeting to be held in the year 2017.

i.     other positions and duties with issuer: None.

j.     whether elected by the controller or not: Yes.

k.    whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.     number of consecutive mandates: 26

m.  information on:

      i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Member of the Board of Directors (Non-Executive Director)

company name: Bradespar S.A.

industry: Part. Adm. Co. – Mineral Extraction

position: Member of the Board of Directors (Non-Executive Director)

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes company name: Cidade de Deus - Companhia Comercial de Participações industry: Holding

positions: Member of the Board of Directors and Officer

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

BBD Participações S.A.

Member of the Board of Directors and Officer:

Cidade de Deus - Companhia Comercial de Participações

Member of the Managing Board and Deputy Officer:

Fundação Bradesco

Member of the Board of Directors and Deputy Officer:

146 – Reference Form – 2016

12. Shareholders' meeting and management

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Deputy Officer:

NCD Participações Ltda.

n.       description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

147 – Reference Form – 2016

12. Shareholders' meeting and management

a. name: Carlos Alberto Rodrigues Guilherme

b. date of birth: 12.21.1943

c.  profession: Banking

d.  CPF: 021.698.868/34

e. elected position held: Member of the Board of Directors

f.   date of election: 03.10.2016

g.  date took office: 04.15.2016

h.  mandate: from one (1) year, extending to the taking of office of the new Directors who will be elected at the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: See item 12.7.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m. information on:

        i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Member of the Board of Directors (Non-Executive Director)

company name: Bradespar S.A.

industry: Part. Adm. Co. – Mineral Extraction

position: Member of the Board of Directors (Non-Executive Director)

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes company name: Bradesco Leasing S.A. - Arrendamento Mercantil industry: Leasing

position: Member of the Board of Directors (Non-Executive Director)

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamento e Participações S.A.

Member of the Board of Directors and Officer:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

148 – Reference Form – 2016

12. Shareholders' meeting and management

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Chief Executive Officer:

Banco Bradesco BERJ S.A.

Managing Officer:

NCD Participações Ltda.

Officer:

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

n.         description of any of the following events that have occurred during the last 5 years:

i.   any criminal conviction: None.

ii.  any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii. any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

149 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Milton Matsumoto

b.  date of birth: 04.24.1945

c.  profession: Banking

d.  CPF: 081.225.550/04

e.  elected position held: Member of the Board of Directors

f.   date of election: 03.10.2016

g.  date took office: 04.15.2016

h.  mandate: from one (1) year, extending to the taking of office of the new Directors who will be elected at the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: See item 12.7.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 5

m. information on:

      i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Member of the Board of Directors (Non-Executive Director)

company name: Bradespar S.A.

industry: Part. Adm. Co. – Mineral Extraction

position: Member of the Board of Directors (Non-Executive Director)

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

- Controlling Stockholder:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., Família Aguiar.

company name: Bradesco Leasing S.A. - Arrendamento Mercantil industry: Leasing

position: Member of the Board of Directors (Non-Executive Director)

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

ii. indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

150 – Reference Form – 2016

12. Shareholders' meeting and management

Member of the Board of Directors and Officer:

BBD Participações S.A.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Chief Executive Officer:

Alvorada Administradora de Cartões Ltda.

Managing Officer:

NCD Participações Ltda.

Officer:

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

n.     description of any of the following events that have occurred during the last 5 years:

i.    any criminal conviction: None.

ii.  any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii. any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

151 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: José Alcides Munhoz

b.  date of birth: 07.23.1948

c.  profession: Banking

d.  CPF: 064.350.330/72

e.  elected position held: Member of the Board of Directors

f.   date of election: 03.10.2016

g.  date took office: 04.15.2016

h.  mandate: from one (1) year, extending to the taking of office of the new Directors who will be elected at the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m. information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Member of the Board of Directors (Non-Executive Director), where they held, from 01.03.2012 to 03.09.2014, the position of Executive Vice President.

company name: Bradespar S.A.

industry: Part. Adm. Co. – Mineral Extraction

position: Member of the Board of Directors (Non-Executive Director)

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes company name: Bradesco Leasing S.A. - Arrendamento Mercantil industry: Leasing

position: Member of the Board of Directors (Non-Executive Director), where they held, from 04.30.2012 to 04.29.2014, the position of Executive Vice President.

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

BBD Participações S.A.

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

152 – Reference Form – 2016

12. Shareholders' meeting and management

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Chief Executive Officer:

Quixaba Empreendimentos e Participações Ltda.

Managing Officer:

NCD Participações Ltda.

Officer:

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

n.       description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

153 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Aurélio Conrado Boni

b.  date of birth: 07.19.1951

c.  profession: Banking

d.  CPF: 191.617.008/00

e.  elected position held: Member of the Board of Directors

f.   date of election: 03.10.2016

g.  date took office: 04.15.2016

h.  mandate: from one (1) year, extending to the taking of office of the new Directors who will be elected at the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 1

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Member of the Board of Directors (Non-Executive Director), where they held, from 01.03.2012 to 03.09.2015, the position of Executive Vice President.

company name: Bradespar S.A.

industry: Part. Adm. Co. – Mineral Extraction

position: Member of the Board of Directors (Non-Executive Director)

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes company name: Bradesco Leasing S.A. - Arrendamento Mercantil industry: Leasing

position: Member of the Board of Directors (Non-Executive Director), where they held, from 04.30.2012 to 04.29.2015, the position of Vice President.

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

ii.   indication of all the management positions that they occupy in other third sector companies or organizations:

Vice Chairman of the Board of Directors:

Fidelity Processadora e Serviços S.A.

154 – Reference Form – 2016

12. Shareholders' meeting and management

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Board of Directors:

BBD Participações S.A.

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

CPM Holdings Limited

IT Partners Ltd.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Chief Executive Officer:

Companhia Securitizadora de Créditos Financeiros Rubi

Managing Officer:

NCD Participações Ltda.

Officer:

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

n.       description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

155 – Reference Form – 2016

12. Shareholders' meeting and management

Diretoria Executiva

Luiz Carlos Trabuco Cappi

Vice Chairman of the Board of Directors and Chief Executive Officer (information already presented in the “Board of Directors”).

a.  name: Domingos Figueiredo de Abreu

b.  date of birth: 01.08.1959

c.  profession: Banking

d.  CPF: 942.909.898/53

e.  elected position held: Executive Vice President

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: See item 12.7.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 15

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Executive Vice President

company name: Bradesco Leasing S.A. - Arrendamento Mercantil industry: Leasing

position: Executive Vice President

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes company name: Cielo S.A.

industry: Transactional Solutions and Network Services.

position: Chairman of the Board of Directors from February/2012 to April/2016.

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

156 – Reference Form – 2016

12. Shareholders' meeting and management

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

CPM Holdings Limited

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Executive Vice President:

Banco Bradescard S.A.

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bpar Corretagem de Seguros Ltda.

Bradesco Administradora de Consórcios Ltda.

Bradescor Corretora de Seguros Ltda.

Ganant Corretora de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

Instituto Assistencial Alvorada

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Managing Officer:

NCD Participações Ltda.

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

157 – Reference Form – 2016

12. Shareholders' meeting and management

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Banco Alvorada S.A.

Banco Boavista Interatlântico S.A.

Banco CBSS S.A.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bradescard Elo Participações S.A.

Bradesplan Participações Ltda.

Brasilia Cayman Investments II Limited

Brasilia Cayman Investments III Limited

Caetê Holdings Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

Elba Holdings Ltda.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

Japira Holdings S.A.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Maníbu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Promosec Companhia Securitizadora de Créditos Financeiros

Quixaba Empreendimentos e Participações Ltda.

Rubi Holdings Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

STVD Holdings S.A.

Taíba Holdings Ltda.

158 – Reference Form – 2016

12. Shareholders' meeting and management

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.

União Participações Ltda.

Varese Holdings Ltda.

Veneza Empreendimentos e Participações S.A.

Viareggio Holdings Ltda.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Manager:

Bradport - S.G.P.S. Sociedade Unipessoal, Lda.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

159 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Sérgio Alexandre Figueiredo Clemente

b.  date of birth: 06.07.1959

c.  profession: Banking

d.  CPF: 373.766.326/20

e.  elected position held: Executive Vice-President

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: See item 12.7.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteria used by the issuer to determine the independence: No.

l.   number of consecutive mandates: 16

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Executive Vice President

company name: Bradespar S.A.

industry: Part. Adm. Co. – Mineral Extraction

position: Officer

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes company name: Bradesco Leasing S.A. - Arrendamento Mercantil industry: Leasing

position: Executive Vice President

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Chairman of the Board of Directors:

2bCapital S.A.

Bradesco Securities Hong Kong Limited

Bradesco Securities, Inc.

160 – Reference Form – 2016

12. Shareholders' meeting and management

Bradesco Securities UK Limited

Vice Chairman of the Board of Directors:

Vale S.A.

Valepar S.A.

Member of the Board of Directors:

Banco Bradesco Europa S.A.

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

CEO:

Banco Bradesco Argentina S.A.

Vice Executive President:

Banco Bradescard S.A.

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bpar Corretagem de Seguros Ltda.

Bradesco Administradora de Consórcios Ltda.

Bradesco Services Co., Ltd.

Bradescor Corretora de Seguros Ltda.

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Ganant Corretora de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Tempo Serviços Ltda.

Managing Officer:

161 – Reference Form – 2016

12. Shareholders' meeting and management

NCD Participações Ltda.

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Antares Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Banco Alvorada S.A.

Banco Boavista Interatlântico S.A.

Banco CBSS S.A.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bradescard Elo Participações S.A.

Bradespar S.A.

Bradesplan Participações Ltda.

Brasilia Cayman Investments II Limited

Brasilia Cayman Investments III Limited

Brumado Holdings Ltda.

Caetê Holdings Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Cidade Capital Markets Ltd.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

Elba Holdings Ltda.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

162 – Reference Form – 2016

12. Shareholders' meeting and management

Japira Holdings S.A.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Maníbu Holdings Ltda.

Marselha Holdings Ltda.

Millennium Security Holdings Corp

Miramar Holdings S.A.

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Promosec Companhia Securitizadora de Créditos Financeiros

Quixaba Empreendimentos e Participações Ltda.

Rubi Holdings Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

STVD Holdings S.A.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.

União Participações Ltda.

Varese Holdings Ltda.

Veneza Empreendimentos e Participações S.A.

Viareggio Holdings Ltda.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Manager:

Bradport - S.G.P.S. Sociedade Unipessoal, Lda.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

163 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Alexandre da Silva Glüher

b.  date of birth: 08.14.1960

c.  profession: Banking

d.  CPF: 282.548.640/04

e.  elected position held: Executive Vice President

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: See item 12.7.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 15

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Executive Vice President

company name: Bradesco Leasing S.A. - Arrendamento Mercantil industry: Leasing

position: Executive Vice President

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Chairman of the Board of Directors:

Câmara Interbancária de Pagamentos - CIP

Vice Chairman of the Board of Directors:

Central de Exposição a Derivativos - CED

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

164 – Reference Form – 2016

12. Shareholders' meeting and management

Sitting Member of the Board of Directors:

Fidelity Processadora e Serviços S.A.

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Instituto BRAIN - Brasil Investimentos & Negócios

Chief Executive Officer:

Instituto Assistencial Alvorada

Executive Vice President:

Banco Bradescard S.A.

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bpar Corretagem de Seguros Ltda.

Bradesco Administradora de Consórcios Ltda.

Bradescor Corretora de Seguros Ltda.

FEBRABAN - Federação Brasileira de Bancos

FENABAN - Federação Nacional dos Bancos

Ganant Corretora de Seguros Ltda.

IBCB - Instituto Brasileiro de Ciência Bancária

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Tempo Serviços Ltda.

Managing Officer:

NCD Participações Ltda.

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

165 – Reference Form – 2016

12. Shareholders' meeting and management

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Banco Alvorada S.A.

Banco Boavista Interatlântico S.A.

Banco CBSS S.A.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bradescard Elo Participações S.A.

Bradesplan Participações Ltda.

Brasilia Cayman Investments II Limited

Brasilia Cayman Investments III Limited

Caetê Holdings Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

Elba Holdings Ltda.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

Japira Holdings S.A.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Maníbu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

166 – Reference Form – 2016

12. Shareholders' meeting and management

Promosec Companhia Securitizadora de Créditos Financeiros

Quixaba Empreendimentos e Participações Ltda.

Rubi Holdings Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

STVD Holdings S.A.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.

União Participações Ltda.

Varese Holdings Ltda.

Veneza Empreendimentos e Participações S.A.

Viareggio Holdings Ltda.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

167 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Josué Augusto Pancini

b.  date of birth: 04.14.1960

c.  profession: Banking

d.  CPF: 966.136.968/20

e.  elected position held: Executive Vice President

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: See item 12.7.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 19

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Executive Vice President

company name: Bradesco Leasing S.A. - Arrendamento Mercantil industry: Leasing

position: Executive Vice President

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer:

- Controlling Stockholder: Direct: Banco Bradesco S.A. Indirect: See item 15.4.

ii. indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Executive Vice President:

Banco Bradescard S.A.

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Baneb Corretora de Seguros S.A.

168 – Reference Form – 2016

12. Shareholders' meeting and management

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bpar Corretagem de Seguros Ltda.

Bradesco Administradora de Consórcios Ltda.

Bradescor Corretora de Seguros Ltda.

Ganant Corretora de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Tempo Serviços Ltda.

Managing Officer:

NCD Participações Ltda.

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Banco Alvorada S.A.

Banco Boavista Interatlântico S.A.

Banco CBSS S.A.

Barinas Holdings S.A.

169 – Reference Form – 2016

12. Shareholders' meeting and management

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bradescard Elo Participações S.A.

Bradesplan Participações Ltda.

Caetê Holdings Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

Elba Holdings Ltda.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

Japira Holdings S.A.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Maníbu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Promosec Companhia Securitizadora de Créditos Financeiros

Quixaba Empreendimentos e Participações Ltda.

Rubi Holdings Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

STVD Holdings S.A.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.

União Participações Ltda.

170 – Reference Form – 2016

12. Shareholders' meeting and management

Varese Holdings Ltda.

Veneza Empreendimentos e Participações S.A.

Viareggio Holdings Ltda.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

171 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Maurício Machado de Minas

b.  date of birth: 07.01.1959

c.  profession: Banking

d.  CPF: 044.470.098/62

e.  elected position held: Executive Vice President

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: See item 12.7.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Executive Vice President

company name: Bradesco Leasing S.A. - Arrendamento Mercantil industry: Leasing

position: Executive Vice President

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

ii. indication of all the management positions that they occupy in other third sector companies or organizations:

Sitting Member of the Board of Directors:

Fidelity Processadora e Serviços S.A.

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

MPO - Processadora de Pagamentos Móveis S.A.

NCR Brasil - Indústria de Equipamentos para Automação S.A.

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Chief Executive Officer:

Scopus Industrial S.A.

Scopus Soluções em TI S.A.

172 – Reference Form – 2016

12. Shareholders' meeting and management

Executive Vice President:

Banco Bradescard S.A.

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bradesco Administradora de Consórcios Ltda.

Imagra Imobiliária e Agrícola Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Tempo Serviços Ltda.

Managing Officer:

Bradesco Seguros S.A.

NCD Participações Ltda.

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Banco Alvorada S.A.

Banco Boavista Interatlântico S.A.

Banco CBSS S.A.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bradescard Elo Participações S.A.

Bradesplan Participações Ltda.

Caetê Holdings Ltda.

Carson Holdings Ltda.

173 – Reference Form – 2016

12. Shareholders' meeting and management

Celta Holdings S.A.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

Elba Holdings Ltda.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

Japira Holdings S.A.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Maníbu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Promosec Companhia Securitizadora de Créditos Financeiros

Quixaba Empreendimentos e Participações Ltda.

Rubi Holdings Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

STVD Holdings S.A.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Treviglio Holdings Ltda.

União Participações Ltda.

Varese Holdings Ltda.

Veneza Empreendimentos e Participações S.A.

Viareggio Holdings Ltda.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

174 – Reference Form – 2016

12. Shareholders' meeting and management

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

175 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Marcelo de Araújo Noronha

b.  date of birth: 08.10.1965

c.  profession: Banking

d.  CPF: 360.668.504/15

e.  elective position: Executive Vice President

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: See item 12.7.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 13

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Executive Vice President

company name: Bradesco Leasing S.A. - Arrendamento Mercantil industry: Leasing

position: Executive Vice President

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

ii. indication of all the management positions that they occupy in other third sector companies or organizations:

Chairman of the Board of Directors:

MPO - Processadora de Pagamentos Móveis S.A.

Vice Chairman of the Board of Directors:

Companhia Brasileira de Soluções e Serviços

Sitting Member of the Board of Directors:

Cielo S.A.

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Elo Participações S.A.

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

176 – Reference Form – 2016

12. Shareholders' meeting and management

Executive Vice President:

Banco Bradescard S.A.

Banco Bradesco BBI S.A.

Banco Bradesco BERJ S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Bpar Corretagem de Seguros Ltda.

Bradesco Administradora de Consórcios Ltda.

Bradescor Corretora de Seguros Ltda.

Ganant Corretora de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Managing Officer:

NCD Participações Ltda.

Officer:

Aicaré Holdings Ltda.

Alvorada Administradora de Cartões Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Banco Alvorada S.A.

Banco Boavista Interatlântico S.A.

177 – Reference Form – 2016

12. Shareholders' meeting and management

Banco CBSS S.A.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

Bradescard Elo Participações S.A.

Bradesplan Participações Ltda.

Caetê Holdings Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

Elba Holdings Ltda.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

Japira Holdings S.A.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Maníbu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Promosec Companhia Securitizadora de Créditos Financeiros

Quixaba Empreendimentos e Participações Ltda.

Rubi Holdings Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

STVD Holdings S.A.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Treviglio Holdings Ltda.

União Participações Ltda.

Varese Holdings Ltda.

178 – Reference Form – 2016

12. Shareholders' meeting and management

Veneza Empreendimentos e Participações S.A.

Viareggio Holdings Ltda.

Member of the Managing Board and Managing Officer:

Fundação Bradesco

Member of the Deliberative Council:

A-Prev - Sociedade de Previdência Privada

Manager:

Bradescard México, Sociedad de Responsabilidad Limitada

RFS Human Management, Sociedad de Responsabilidad Limitada

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

179 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: André Rodrigues Cano

b.  date of birth: 07.22.1958

c.  profession: Banking

d.  CPF: 005.908.058/27

e.  elected position held: Managing Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Managing Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Managing Board:

Fundação Bradesco

Secretary Officer:

Instituto Assistencial Alvorada

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

180 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Luiz Carlos Angelotti

b.  date of birth: 11.16.1964

c.  profession: Banking

d.  CPF: 058.042.738/25

e.  elected position held: Managing Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: Investor Relations Officer Participates in a committee, as listed in section 12.7.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 14

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Managing Officer

company name: Bradesco Leasing S.A. - Arrendamento Mercantil industry: Leasing

position: Managing Officer

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Managing Board:

Fundação Bradesco

Managing Officer:

Banco Bradesco BERJ S.A.

181 – Reference Form – 2016

12. Shareholders' meeting and management

Treasury Officer:

Instituto Assistencial Alvorada

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

182 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Nilton Pelegrino Nogueira

b.  date of birth: 05.07.1954

c.  profession: Banking

d.  CPF: 680.389.338/34

e.  elected position held: Managing Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 14

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Managing Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from practice of a professional or any trade activity: None.

183 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: André Marcelo da Silva Prado

b.  date of birth: 12.06.1961

c.  profession: Banking

d.  CPF: 797.052.867/87

e.  elected position held: Managing Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Managing Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

184 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Altair Antônio de Souza

b.  date of birth: 03.26.1961

c.  profession: Banking

d.  CPF: 244.092.606/00

e.  elected position held: Managing Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 18

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Managing Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Managing Officer:

Banco Bradesco Financiamentos S.A.

BF Promotora de Vendas Ltda.

BP Promotora de Vendas Ltda.

Sitting Member of the Board of Directors:

CIBRASEC - Companhia Brasileira de Securitização

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Managing Board:

Fundação Bradesco

Vice-President Member of the Steering Board and Sitting Member of the Deliberative Council:

ABECIP – Associação Brasileira das Entidades de Crédito Imobiliário e Poupança

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

185 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Denise Pauli Pavarina

b.  date of birth: 04.14.1963

c.  profession: Banking

d.  CPF: 076.818.858/03

e.  elected position held: Managing Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Managing Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Vice Chairman of the Board of Directors:

2bCapital S.A.

Member of the Board of Directors:

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Instituto BRAiN - Brasil Investimentos & Negócios

Managing Officer:

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

186 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Moacir Nachbar Junior

b.  date of birth: 04.05.1965

c.  profession: Banking

d.  CPF: 062.947.708/66

e.  elected position held: Managing Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: See item 12.7.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 11

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Managing Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Sitting Member of the Board of Directors:

Valepar S.A.

Deputy Member of the Board of Directors:

Vale S.A.

Managing Officer:

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer:

2bCapital Participações Ltda.

2bCapital S.A.

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

187 – Reference Form – 2016

12. Shareholders' meeting and management

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

188 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Octavio de Lazari Junior

b.  date of birth: 07.18.1963

c.  profession: Banking

d.  CPF: 044.745.768/37

e.  elected position held: Managing Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Managing Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Deputy Member of the Board of Directors:

Câmara Interbancária de Pagamentos - CIP

Superintendent Officer:

Bradesco Administradora de Consórcios Ltda.

Deputy Officer:

Uniapravi - Unión Interamericana para la Vivienda

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

189 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Cassiano Ricardo Scarpelli

b.  date of birth: 07.28.1968

c.  profession: Banking

d.  CPF: 082.633.238/27

e.  elected position held: Deputy Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 9

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Deputy Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

190 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Eurico Ramos Fabri

b.  date of birth: 09.29.1972

c.  profession: Banking

d.  CPF: 248.468.208/58

e.  elected position held: Deputy Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 6

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Deputy Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

Cielo S.A.

Companhia Brasileira de Soluções e Serviços

Elo Participações S.A.

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Deputy Member of the Board of Directors:

Fidelity Processadora e Serviços S.A.

Superintendent Officer:

Banco Bradescard S.A.

Banco Bradesco Cartões S.A.

Bankpar Brasil Ltda.

Bpar Corretagem de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

191 – Reference Form – 2016

12. Shareholders' meeting and management

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

192 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Marlene Morán Millan

b.  date of birth: 09.14.1963

c.  profession: Banking

d.  CPF: 076.656.518/10

e.  elected position held: Deputy Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 9

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Deputy Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Officer:

Bradesco Trade Services Limited

Cidade Capital Markets Ltd

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

193 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Renato Ejnisman

b.  date of birth: 02.12.1970

c.  profession: Banking

d.  CPF: 136.865.628/55

e.  elected position held: Deputy Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Deputy Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Vice Chairman of the Board of Directors:

Bradesco Securities Hong Kong Limited

Bradesco Securities UK Limited

Bradesco Securities, Inc.

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

General Officer:

Banco Bradesco BBI S.A.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

194 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Walkiria Schirrmeister Marchetti

b.  date of birth: 11.01.1960

c.  profession: Banking

d.  CPF: 048.844.738/09

e.  elected position held: Deputy Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 9

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Deputy Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Deputy Member of the Board of Directors:

Fidelity Processadora e Serviços S.A.

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

195 – Reference Form – 2016

12. Shareholders' meeting and management

Department Officers

a.  name: Alexandre Rappaport

b.  date of birth: 12.19.1973

c.  profession: Banking

d.  CPF: 261.852.188/95

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 3

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Chairman of the Board of Directors:

Stelo S.A.

Sitting Member of the Board of Directors:

Cielo S.A.

Member of the Board of Directors:

Companhia Brasileira de Soluções e Serviços

Elo Serviços S.A.

Member of the Board of Directors and Officer:

Elo Participações S.A.

Deputy Member of the Board of Directors:

Crediare S.A. - Crédito, Financiamento e Investimento

Leader S.A. Administradora de Cartões de Crédito

MPO - Processadora de Pagamentos Móveis S.A.

Member of the Managing Board:

Fundação Bradesco

Deputy Executive Vice President:

196 – Reference Form – 2016

12. Shareholders' meeting and management

Fidelity Processadora e Serviços S.A.

Officer:

Banco Bradescard S.A.

Banco Bradesco Cartões S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

Bpar Corretagem de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

PTS Viagens e Turismo Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

197 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Amilton Nieto

b.  date of birth: 01.28.1961

c.  profession: Banking

d.  CPF: 011.136.138/90

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

198 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: André Bernardino da Cruz Filho

b.  date of birth: 06.11.1959

c.  profession: Banking

d.  CPF: 192.221.224/53

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Officer:

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

199 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Antonio Carlos Melhado

b.  date of birth: 06.02.1959

c.  profession: Banking

d.  CPF: 851.955.538/15

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 6

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

200 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Antonio Gualberto Diniz

b.  date of birth: 03.27.1962

c.  profession: Banking

d.  CPF: 053.485.748/56

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

201 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Antonio José da Barbara

b.  date of birth: 12.21.1968

c.  profession: Banking

d.  CPF: 083.858.728/33

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

202 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Aurélio Guido Pagani

b.  date of birth: 03.07.1960

c.  profession: Banking

d.  CPF: 349.838.999/87

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 15

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

203 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Bruno D’Avila Melo Boetger

b.  date of birth: 06.17.1967

c.  profession: Banking

d.  CPF: 867.743.957/91

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 3

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

Banco Bradesco Europa S.A.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

204 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Carlos Wagner Firetti

b.  date of birth: 11.05.1968

c.  profession: Banking

d.  CPF: 116.362.538/81

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

205 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Clayton Camacho

b.  date of birth: 01.29.1962

c.  profession: Banking

d.  CPF: 049.313.418/29

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 11

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

206 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Edilson Wiggers

b.  date of birth: 08.03.1968

c.  profession: Banking

d.  CPF: 641.036.099/15

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 6

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

207 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Edson Marcelo Moreto

b.  date of birth: 01.16.1970

c.  profession: Banking

d.  CPF: 091.302.478/37

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

208 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Fernando Antônio Tenório

b.  date of birth: 06.13.1961

c.  profession: Banking

d.  CPF: 226.475.114/20

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 4

m.  information on:

i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Chief Executive Officer:

ASBEB - Associação dos Bancos do Estado da Bahia

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

209 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Frederico William Wolf

b.  date of birth: 05.12.1957

c.  profession: Banking

d.  CPF: 882.992.108/44

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected at that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 5

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

210 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Gedson Oliveira Santos

b.  date of birth: 02.07.1976

c.  profession: Banking

d.  CPF: 261.708.518/05

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: See item 12.7.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 3

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

211 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Glaucimar Peticov

b.  date of birth: 03.18.1963

c.  profession: Banking

d.  CPF: 059.348.278/63

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the 2017 Annual Shareholders’ Meeting, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 5

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Chief Executive Officer:

Clube Bradesco de Seguros

Officer:

ADC Bradesco - Associação Desportiva Classista

ARFAB - Associação Recreativa dos Funcionários da Atlântica-Bradesco

Secretary Officer:

FENACREFI – Federação Interestadual das Instituições de Crédito, Financiamento e Investimento

SINDICREFI – Sindicato das Sociedades de Crédito, Financiamento e Investimento do Estado de São Paulo

Generation and Management of Knowledge and Content Officer:

ABRH-Brasil - Associação Brasileira de Recursos Humanos

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

212 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Guilherme Muller Leal

b.  date of birth: 11.12.1967

c.  profession: Banking

d.  CPF: 965.442.017/15

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the 2017 Annual Shareholders’ Meeting, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 5

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

213 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Hélio Vivaldo Domingues Dias

b.  date of birth: 12.22.1956

c.  profession: Banking

d.  CPF: 905.401.078/91

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupies in other third sector companies or organizations of the:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

214 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Hiroshi Obuchi

b.  date of birth: 07.25.1965

c.  profession: Banking

d.  CPF: 103.116.958/09

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations of the: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

215 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: João Albino Winkelmann

b.  date of birth: 05.14.1963

c.  profession: Banking

d.  CPF: 394.235.810/72

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

216 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: João Carlos Gomes da Silva

b.  date of birth: 01.20.1961

c.  profession: Banking

d.  CPF: 044.972.398/45

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Deputy Member of the Board of Directors:

CIBRASEC - Companhia Brasileira de Securitização

Member of the Advisory Council:

Associação Comercial de São Paulo

Member of the Managing Board:

Fundação Bradesco

Secretary Officer:

ABEL - Associação Brasileira das Empresas de Leasing

National Union of Leasing Companies

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

217 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Joel Antonio Scalabrini

b.  date of birth: 06.30.1959

c.  profession: Banking

d.  CPF: 926.230.698/91

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 05.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 5

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

218 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Johan Albino Ribeiro

b.  date of birth: 02.06.1957

c.  profession: Banking

d.  CPF: 001.307.978/63

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 3

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

219 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: José Luis Elias

b.  date of birth: 01.05.1956

c.  profession: Banking

d.  CPF: 719.038.288/72

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 6

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

220 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: José Ramos Rocha Neto

b.  date of birth: 12.08.1968

c.  profession: Banking

d.  CPF: 624.211.314/72

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

221 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Layette Lamartine Azevedo Junior

b.  date of birth: 08.18.1961

c.  profession: Banking

d.  CPF: 337.092.034/49

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 5

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

222 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Lucio Rideki Takahama

b.  date of birth: 05.13.1963

c.  profession: Banking

d.  CPF: 052.446.968/74

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.                 any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

223 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Luiz Carlos Brandão Cavalcanti Junior

b.  date of birth: 03.02.1962

c.  profession: Banking

d.  CPF: 226.347.385/87

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 11

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Sitting Member of the Board of Directors:

TecBan - Tecnologia Bancária S.A.

Deputy Member of the Board of Directors:

MPO - Processadora de Pagamentos Móveis S.A.

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

224 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Marcelo Frontini

b.  date of birth: 03.14.1966

c.  profession: Banking

d.  CPF: 126.724.118/75

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Officer:

ShopFácil Soluções em Comércio Eletrônico S.A.

Scopus Soluções em TI S.A.

Scopus Industrial S.A.

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.                 any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

225 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Marcelo Santos Dall’Occo

b.  date of birth: 08.11.1966

c.  profession: Banking

d.  CPF: 054.500.438/13

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 3

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

226 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Marcos Aparecido Galende

b.  date of birth: 05.09.1967

c.  profession: Banking

d.  CPF: 089.419.738/05

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 6

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

227 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Marcos Daré

b.  date of birth: 07.02.1957

c.  profession: Banking

d.  CPF: 874.059.628/15

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 13

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

228 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Marlos Francisco de Souza Araújo

b.  date of birth: 07.26.1977

c.  profession: Banking

d.  CPF: 274.447.478/90

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 3

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

229 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Octavio Manoel Rodrigues de Barros

b.  date of birth: 11.06.1955

c.  profession: Banking

d.  CPF: 817.568.878/53

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 11

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors and Executive Vice President:

Câmara de Comércio França-Brasil

Member of the Managing Board:

Fundação Bradesco

Executive Vice President:

Conselho Empresarial Brasil-China

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

230 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Paulo Aparecido dos Santos

b.  date of birth: 06.15.1964

c.  profession: Banking

d.  CPF: 072.150.698/42

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

231 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Pedro Bosquiero Junior

b.  date of birth: 12.06.1964

c.  profession: Banking

d.  CPF: 066.651.518/24

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

232 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Roberto de Jesus Paris

b.  date of birth: 09.15.1972

c.  profession: Banking

d.  CPF: 106.943.838/30

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 5

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

CETIP S.A. - Mercados Organizados

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

233 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Rogério Pedro Câmara

b.  Date of birth: 10.05.1963

c.  profession: Banking

d.  CPF: 063.415.178/90

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 5

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

234 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Waldemar Ruggiero Júnior

b.  date of birth: 03.16.1958

c.  profession: Banking

d.  CPF: 047.681.808/76

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 5

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

235 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Wilson Reginaldo Martins

b.  date of birth: 09.02.1965

c.  profession: Banking

d.  CPF: 337.633.301/78

e.  elected position held: Department Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Department Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

236 – Reference Form – 2016

12. Shareholders' meeting and management

Board of Executive Officers

a.  name: Antonio Chinellato Neto

b.  date of birth: 03.06.1958

c.  profession: Banking

d.  CPF: 029.888.168/32

e.  elected position held: Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

237 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Antonio Daissuke Tokuriki

b.  date of birth: 12.03.1968

c.  profession: Banking

d.  CPF: 112.458.198/79

e.  elected position held: Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

238 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Jefferson Ricardo Romon

b.  date of birth: 03.22.1962

c.  profession: Banking

d.  CPF: 009.224.238/30

e.  elected position held: Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 1

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board and Deputy Officer:

Fundação Bradesco

Deputy Officer:

NCD Participações Ltda

Officer:

ADC Bradesco - Associação Desportiva Classista

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

239 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Marcio Henrique Araujo Parizotto

b.  date of birth: 05.05.1975

c.  profession: Banking

d.  CPF: 256.358.578/33

e.  elected position held: Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

240 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Paulo Eduardo Waack

b.  date of birth: 03.21.1970

c.  profession: Banking

d.  CPF: 149.114.048/84

e.  elected position held: Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

241 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Paulo Manuel Taveira de Oliveira Ferreira

b.  date of birth: 02.09.1965

c.  profession: Banking

d.  CPF: 127.009.368/17

e.  elected position held: Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 5

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Managing Board:

Fundação Bradesco

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

242 – Reference Form – 2016

12. Shareholders' meeting and management

Regional Officers

a.  name: Alex Silva Braga

b.  date of birth: 09.26.1964

c.  profession: Banking

d.  CPF: 509.505.336/53

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.   indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

243 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Almir Rocha

b.  date of birth: 06.01.1964

c.  profession: Banking

d.  CPF: 125.546.708/89

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

244 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Altair Naumann

b.  date of birth: 06.26.1968

c.  profession: Banking

d.  CPF:  572.336.329/87

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Officer-First Treasurer:

Associação dos Bancos no Estado do Rio Grande do Sul

Executive Vice President of the Treasury and Deputy Delegate Representative on the Board of the National Federation of Banks (FENABAN)

Union of Banks in Rio Grande do Sul and Santa Catarina States

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

245 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Amadeu Emilio Suter Neto

b.  date of birth: 01.17.1965

c.  profession: Banking

d.  CPF: 056.897.388/75

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.   indication of all the management positions that they occupy in other third sector companies or organizations:  None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

246 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: André Ferreira Gomes

b.  date of birth: 07.18.1968

c.  profession: Banking

d.  CPF:  059.012.418/86

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 3

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.   indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

245 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Antonio Piovesan

b.  date of birth: 04.12.1961

c.  profession: Banking

d.  CPF:  015.525.598/31

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.   indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

248 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Carlos Alberto Alástico

b.  date of birth: 06.09.1960

c.  profession: Banking

d.  CPF:  002.744.798/77

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 5

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.   indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

249 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Delvair Fidêncio de Lima

b.  date of birth: 12.16.1959

c.  profession: Banking

d.  CPF: 005.645.288/89

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.   indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

250 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Francisco Aquilino Pontes Gadelha

b.  date of birth: 07.09.1957

c.  profession: Banking

d.  CPF: 089.915.023/34

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.  indication of all the management positions that they occupy in other third sector companies or organizations:

Chief Executive Officer:

Union of Banks in Bahia and Sergipe Sates

Union of Banks in Pernambuco, Alagoas, Paraíba and Rio Grande do Norte States

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

251 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Francisco Assis Silveira Junior

b.  date of birth: 10.12.1965

c.  profession: Banking

d.  CPF:  075.811.178/98

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.   indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

252 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Geraldo Dias Pacheco

b.  date of birth: 11.30.1959

c.  profession: Banking

d.  CPF: 389.678.049/20

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.   indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

253 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: João Alexandre Silva

b.  date of birth: 04.23.1964

c.  profession: Banking

d.  CPF: 534.562.979/04

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 7

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.   indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

254 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: José Flávio Ferreira Clemente

b.  date of birth: 03.19.1966

c.  profession: Banking

d.  CPF: 050.549.538/41

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 2

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.   indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

255 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Leandro José Diniz

b.  date of birth: 11.02.1966

c.  profession: Banking

d.  CPF: 062.643.218/93

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 5

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.   indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

256 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Luis Carlos Furquim Vermieiro

b.  date of birth: 09.03.1961

c.  profession: Banking

d.  CPF: 424.289.559/34

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 5

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.   indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

257 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Osmar Sanches Biscuola

b.  date of birth: 03.31.1962

c.  profession: Banking

d.  CPF: 476.268.369-87

e.  elected position held: Regional Officer

f.   date of election: 03.10.2016

g.  date took office: 5.13.2016

h.  mandate: until the 1st meeting of the Board of Directors, to be held after the Annual Shareholders’ Meeting of the year 2017, extended until the taking of office of the Officers to be elected in that opportunity.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: No.

l.   number of consecutive mandates: 3

m.  information on:

       i.   main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Regional Officer

ii.   indication of all the management positions that they occupy in other third sector companies or organizations:

Member of the Board of Directors:

Associação de Bancos nos Estados de Goiás, Tocantins e Maranhão - ASBAN-GO/TO/MA

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

258 – Reference Form – 2016

12. Shareholders' meeting and management

Fiscal Council

a.  name: Luiz Carlos de Freitas

b.  date of birth: 09.02.1952

c.  profession: Accountant

d.  CPF: 659.575.638/20

e.  elected position held: Sitting Member of the Fiscal Council

f.   date of election: 03.10.2016

g.  date took office: 4.25.2016

h.  mandate: from one (1) year until the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: No.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: Yes, it is an independent Fiscal Director, elected by the Shareholders, whose function, in the terms of the current legislation, is to inspect the actions of the management team and to check compliance with legal and statutory obligations

l.   number of consecutive mandates: 2

m. information on:

       i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Sitting Member of the Fiscal Council, acting as Coordinator.

company name: Vale S.A.

industry: Mineral Extraction

position: Deputy Member of the Board of Directors and Member of the Controllership Committee, from 2007 to 2015.

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: No company name: Valepar S.A.

industry: Holdings.

position: Deputy Member of the Board of Directors from 2005 to 2015.

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: No

ii. indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.   any criminal conviction: None.

ii.  any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii. any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity:  None.

259 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Domingos Aparecido Maia

b.  date of birth: 03.31.1952

c.  profession: Accountant

d.  CPF: 714.810.018/68

e.  elected position held: Sitting Member of the Fiscal Council

f.   date of election: 03.10.2016

g.  date took office: 4.25.2016

h.  mandate: from one (1) year until the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: Yes, it is an independent Fiscal Director, elected by the Shareholders, whose function, in the terms of the current legislation, is to inspect the actions of the management team and to check compliance with legal and statutory obligations.

l.   number of consecutive mandates: 11

m. information on:

      i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Sitting Member of the Fiscal Council

ii. indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.        any criminal conviction: None.

ii.       any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.      any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

260 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: José Maria Soares Nunes

b.  date of birth: 04.11.1958

c.  profession: Accountant

d.  CPF: 001.666.878/20

e.  elected position held: Sitting Member of the Fiscal Council

f.   date of election: 03.10.2016

g.  date took office: 4.25.2016

h.  mandate: from one (1) year until the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: Yes, it is an independent Fiscal Director, elected by the Shareholders, whose function, in the terms of the current legislation, is to inspect the actions of the management team and to check compliance with legal and statutory obligations.

l.   number of consecutive mandates: 2

m. information on:

       i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Sitting Member of the Fiscal Council

ii. indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.   any criminal conviction: None.

ii.  any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii. any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

261 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Ariovaldo Pereira

b.  date of birth: 07.16.1952

c.  profession: Accountant

d.  CPF: 437.244.508/34

e.  elected position held: Sitting Member of the Fiscal Council

f.   date of election: 03.10.2016

g.  date took office: 4.25.2016

h.  mandate: from one (1) year until the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: Yes, it is an independent Fiscal Director, elected by the Shareholders, whose function, in the terms of the current legislation, is to inspect the actions of the  management team and to check compliance with legal and statutory obligations.

l.   number of consecutive mandates: 0

m. information on:

    i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Sitting Member of the Fiscal Council

From September 2009 to January 2016, he acted as Executive Superintendent.

company name: Bradespar S.A.

industry: Part. Adm. Co. – Mineral Extraction

position: Sitting Member of the Fiscal Council

if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer: Yes

ii.  indication of all the management positions that they occupy in other third sector companies or organizations: None

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied:   None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

262 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: João Carlos de Oliveira

b.  date of birth: 06.28.1952

c.  profession: Business Consultant

d.  CPF: 171.602.609/10

e.  elected position held: Sitting Member of the Fiscal Council

f.   date of election: 03.10.2016

g.  date took office: 4.25.2016

h.  mandate: from one (1) year until the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: No.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: Yes, it is an independent Fiscal Director, elected by the Shareholders, whose function, in the terms of the current legislation, is to inspect the actions of the management team and to check compliance with legal and statutory obligations.

l.   number of consecutive mandates: 3

m. information on:

          i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Sitting Member of the Fiscal Council

ii.  indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

263 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: João Batistela Biazon

b.  date of birth: 07.12.1944

c.  profession: Entrepreneur

d.  CPF: 003.505.919/20

e.  elected position held: Deputy Member of the Fiscal Council

f.   date of election: 03.10.2016

g.  date took office: 4.25.2016

h.  mandate: from one (1) year until the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: No.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: Yes, it is an independent Fiscal Director, elected by the Shareholders, whose function, in the terms of the current legislation, is to inspect the actions of the management team and to check compliance with legal and statutory obligations.

l.   number of consecutive mandates: 9

m. information on:

        i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Deputy Member of the Fiscal Council

ii.  indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.   any criminal conviction: None.

ii.  any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii. any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

264 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Nilson Pinhal

b.  date of birth: 01.21.1948

c.  profession: Business Administrator

d.  CPF: 221.317.958/15

e.  elected position held: Deputy Member of the Fiscal Council

f.   date of election: 03.10.2016

g.  date took office: 4.25.2016

h.  mandate: from one (1) year until the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: Yes, it is an independent Fiscal Director, elected by the Shareholders, whose function, in the terms of the current legislation, is to inspect the actions of the management team and to check compliance with legal and statutory obligations.

l.   number of consecutive mandates: 2

m. information on:

         i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Deputy Member of the Fiscal Council

ii.  indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.   any criminal conviction: None.

ii.  any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii. any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

265 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Renaud Roberto Teixeira

b.  date of birth: 04.25.1943

c.  profession: Entrepreneur

d.  CPF: 057.180.078/53

e.  elected position held: Deputy Member of the Fiscal Council

f.   date of election: 03.10.2016

g.  date took office: 4.25.2016

h.  mandate: from one (1) year until the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: Yes, it is an independent Fiscal Director, elected by the Shareholders, whose function, in the terms of the current legislation, is to inspect the actions of the management team and to check compliance with legal and statutory obligations.

l.   number of consecutive mandates: 11

m.      information on:

         i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Deputy Member of the Fiscal Council

ii. indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.   any criminal conviction: None.

ii.  any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii. any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

266 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Jorge Tadeu Pinto de Figueiredo

b.  date of birth: 11.22.1952

c.  profession: Lawyer

d.  CPF: 399.738.328/68

e.  elected position held: Deputy Member of the Fiscal Council

f.   date of election: 03.10.2016

g.  date took office: 4.25.2016

h.  mandate: from one (1) year until the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: Yes.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: Yes, it is an independent Fiscal Director, elected by the Shareholders, whose function, in the terms of the current legislation, is to inspect the actions of the management team and to check compliance with legal and statutory obligations.

l.   number of consecutive mandates: 7

m. information on:

       i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Deputy Member of the Fiscal Council

ii.  indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.   any criminal conviction: None.

ii.  any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii. any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

267 – Reference Form – 2016

12. Shareholders' meeting and management

a.  name: Oswaldo de Moura Silveira

b.  date of birth: 12.01.1942

c.  profession: Investor

d.  CPF: 039.735.148/87

e.  elected position held: Deputy Member of the Fiscal Council

f.   date of election: 03.10.2016

g.  date took office: 4.25.2016

h.  mandate: from one (1) year until the Annual Shareholders' Meeting to be held in the year 2017.

i.   other positions and duties with issuer: None.

j.   whether elected by the controller or not: No.

k.  whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence: Yes, it is an independent Fiscal Director, elected by the Shareholders, whose function, in the terms of the current legislation, is to inspect the actions of the management team and to check compliance with legal and statutory obligations.

l.   number of consecutive mandates: 2

m. information on:

       i.  main professional experiences during the last 5 years:

company name: Banco Bradesco S.A.

industry: Banking

position: Deputy Member of the Fiscal Council

ii.  indication of all the management positions that they occupy in other third sector companies or organizations: None.

n.         description of any of the following events that have occurred during the last 5 years:

i.     any criminal conviction: None.

ii.    any conviction in administrative proceedings of the CVM and the penalties applied: None.

iii.   any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or any trade activity: None.

268 – Reference Form – 2016

12. Shareholders' meeting and management

12.6.     Percentage of interest in the last fiscal year, in relation to the members of the Board of Directors and the Fiscal Council, in the meetings held by the respective body in the same period, which have been held after taking office:

Members of the Board of Directors	Total number of meetings held by the respective body since taking office	% of interest of the member in the meetings held after taking office
Lázaro de Mello Brandão - Chairman	159	98%
Luiz Carlos Trabuco Cappi - Vice Chairman		94%
Denise Aguiar Alvarez - Member		85%
João Aguiar Alvarez - Member		86%
Carlos Alberto Rodrigues Guilherme - Member		92%
Milton Matsumoto - Member		90%
José Alcides Munhoz - Member		96%
Aurélio Conrado Boni - Member		75%

Members of the Fiscal Council	Total number of meetings held by the respective body since taking office	% of interest of the member in the meetings held after taking office
Domingos Aparecido Maia - Sitting Member	75	97%
José Maria Soares Nunes - Sitting Member		100%
Ariovaldo Pereira - Sitting Member		Was not a member in the last financial year.
Luiz Carlos de Freitas - Sitting Member		99%
João Carlos de Oliveira - Sitting Member		99%
Nilson Pinhal - Deputy Member		0%
Renaud Roberto Teixeira - Deputy Member		0%
Jorge Tadeu Pinto de Figueiredo - Deputy Member		0%
João Batistela Biazon - Deputy Member		0%
Oswaldo de Moura Silveira - Deputy Member		0%

269 – Reference Form – 2016

12. Shareholders' meeting and management

12.7/8 - Membership of Committees

Information from item 12.5, items “a” to “l”, in relation to members of the statutory committees as well as audit, risk, financial and compensation committees, although such committees or structures are not statutory:

AUDIT COMMITTEE (Statutory Body)

a. Name	b. Date of birth	c. Profession	d. CPF	e. Position	f. Date of Appointment	g. Date took office	h. Mandate	i. Other positions and duties with issuer	j. Whether elected by the controller or not	k. whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence	l. Number of consecutive mandates
Milton Matsumoto	04.24.1945	Banking	081.225.550/04	Member, acting as Coordinator	03.10.2016	5.18.2016	Until the 1st meeting of the Board of Directors to be held after the Annual Shareholders' Meeting of 2017, extended until the members elected on that opportunity take office.	Member of the Board of Directors	Yes	No	1
Paulo Roberto Simões da Cunha	05.27.1950	Accountant	567.047.048/68	Member (Financial Expert)				None			2

270 – Reference Form – 2016

12. Shareholders' meeting and management

COMPENSATION COMMITTEE (Statutory Body)

a. Name	b. Date of birth	c. Profession	d. CPF	e. Position	f. Date of Appointment	g. Date took office	h. Mandate	i. Other positions and duties with issuer	j. Whether elected by the controller or not	k. whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence	l. Number of consecutive mandates
Lázaro de Mello Brandão	06.15.1926	Banking	004.637.528/72	Member, acting as Coordinator	03.10.2016	03.11.2016	Until the 1st meeting of the Board of Directors to be held after the Annual Shareholders' Meeting of 2017	Chairman of the Board of Directors	Yes	No	12
Luiz Carlos Trabuco Cappi	10.06.1951		250.319.028/68	Member				Vice Chairman of the Board of Directors and Chief Executive Officer			7
Carlos Alberto Rodrigues Guilherme	12.21.1943		021.698.868/34					Member of the Board of Directors			5
Milton Matsumoto	04.24.1945		081.225.550/04								5
Valdirene Soares Secato	06.23.1971		131.402.398/58	Non-Manager Member				Executive Superintendent			1

271 – Reference Form – 2016

12. Shareholders' meeting and management

COMMITTEE OF INTEGRATED RISK MANAGEMENT AND CAPITAL ALLOCATION (Non-Statutory Body)

a. Name	b. Date of birth	c. Profession	d. CPF	e. Position	f. Date of Appointment	g. Date took office	h. Mandate	i. Other positions and duties with issuer	j. Whether elected by the controller or not	k. whether they are an independent member and, if affirmative, what was the criteriaused by the issuer to determine the independence	l. Number of consecutive mandates
Alexandre da Silva Glüher	08.14.1960	Banking	282.548.640/04	Member, acting as Coordinator	12.17.2010	None	Not stated	Executive Vice President	Yes	No	5
Domingos Figueiredo de Abreu	01.08.1959		942.909.898/53	Member	03.24.2008						8
Sérgio Alexandre Figueiredo Clemente	06.07.1959		373.766.326/20		03.09.2012						4
Josué Augusto Pancini	04.14.1960		966.136.968/20		02.17.2014						2
Maurício Machado de Minas	07.01.1959		044.470.098/62								2
Marcelo de Araújo Noronha	08.10.1965		360.668.504/15		02.18.2015						1
Luiz Carlos Angelotti	11.16.1964		058.042.738/25		03.09.2012			Managing Officer and Investor Relations Officer			4
Moacir Nachbar Junior	04.05.1965		062.947.708/66		02.18.2015			Managing Officer			1
Gedson Oliveira Santos	02.07.1976		261.708.518/05		01.31.2014			Department Officer			2

272 – Reference Form – 2016

12. Shareholders' meeting and management

12.8. Percentage of interest, in relation to each of the people participating as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even though these committees or structures are not statutory, in the meetings held by the respective body in the same period, which have been held after taking office:

Members of the Audit Committee (Statutory Body)	Total number of meetings held by the respective body since taking office	% of interest of the member in the meetings held after taking office
Milton Matsumoto - Coordinator	232	90%
Paulo Roberto Simões da Cunha - Financial Expert		95%

Members of the Compensation Committee (Statutory Body)	Total number of meetings held by the respective body since taking office	% of interest of the member in the meetings held after taking office
Lázaro de Mello Brandão - Coordinator	5	100%
Luiz Carlos Trabuco Cappi - Member		100%
Carlos Alberto Rodrigues Guilherme - Member		100%
Milton Matsumoto - Member		100%
Valdirene Soares Secato - Non-Manager Member		20%

Members of the Committee of Integrated Risk Management and Capital Allocation (Non-Statutory Body)	Total number of meetings held by the respective body since taking office	% of interest of the member in the meetings held after taking office
Alexandre da Silva Glüher - Coordinator	7	67%
Domingos Figueiredo de Abreu - Member		89%
Sérgio Alexandre Figueiredo Clemente - Member		44%
Josué Augusto Pancini - Member		78%
Maurício Machado de Minas - Member		89%
Marcelo de Araújo Noronha - Member		56%
Luiz Carlos Angelotti - Member		89%
Moacir Nachbar Junior - Member		100%
Gedson Oliveira Santos - Member		67%

273 – Reference Form – 2016

12. Shareholders' meeting and management

12.9 - Existence of a marital relationship, stable union or kinship up to the second degree related to the issuer's managers, subsidiaries and controllers

Inform of the existence of a marital relationship, stable union or kinship up to the second degree between:

a.     issuer’s managers:

Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez; they are both Members of the Board of Directors of Bradesco.

b.    (i) issuer's managers and (ii) subsidiaries' managers, directly or indirectly bound to the issuer:

None.

c.     (i) issuer's managers and the managers of its directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers:

None.

d.    (i) issuer’s managers and (ii) managers of the issuer's direct or indirect controllers:

Ms. Denise Aguiar Alvarez and Mr. João Aguiar Alvarez, Members of the Board of Directors of the issuer, are daughter and son of Ms. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Board of Fundação Bradesco.

274 – Reference Form – 2016

12. Shareholders' meeting and management

12.10 - Relationships of subordination, provision of service or control between managers and subsidiaries, controllers and others

Note: According to the criteriaadopted by the Bank, wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although the Bank does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features:

•    They are business corporations of a private limited partnership;

•    They have a minority interest of less than 1%.

The Bradesco Organization elects all members of Management.

•        Luiz Carlos Trabuco Cappi - Vice Chairman of the Board of Directors and Chief Executive Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Subsidiary	2014		Subsidiary	2015		Subsidiary
		Position	Note		Position	Note		Position	Note
Elo Participações S.A.	09.227.099/0001-33	Vice Chairman of the Board of Directors	-	Indirect	Vice Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect
Odontoprev S.A.	58.119.199/0001-51	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	Mandate ended in April	Indirect	-	-	-

•        Aurélio Conrado Boni - Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Subsidiary	2014		Subsidiary	2015		Subsidiary
		Position	Note		Position	Note		Position	Note
CPM Holdings Limited	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

275 – Reference Form – 2016

12. Shareholders' meeting and management

•                     Domingos Figueiredo de Abreu - Executive Vice President

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Subsidiary	2014		Subsidiary	2015		Subsidiary
		Position	Note		Position	Note		Position	Note
Cielo S.A.	01.027.058/0001-91	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect
CPM Holdings Limited	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Elo Participações S.A.	09.227.099/0001-33	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	Mandate ended in April	Indirect

•                     Marcelo de Araújo Noronha - Executive Vice President

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Subsidiary	2014		Subsidiary	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Cielo S.A.	01.027.058/0001-91	Sitting Member of the Board of Directors	-	Indirect	Sitting Member of the Board of Directors	-	Indirect	Sitting Member of the Board of Directors	-	Indirect
Companhia Brasileira de Soluções e Serviços	04.740.876/0001-25	Vice Chairman of the Board of Directors	-	Indirect	Vice Chairman of the Board of Directors	-	Indirect	Vice Chairman of the Board of Directors	-	Indirect
Elo Participações S.A.	09.227.099/0001-33	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Elo Serviços S.A.	09.227.084/0001-75	-	-	-	Sitting Member of the Board of Directors	-	Indirect	Sitting Member of the Board of Directors	Mandate ended in April	Indirect

276 – Reference Form – 2016

12. Shareholders' meeting and management

•  Eurico Ramos Fabri - Deputy Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Subsidiary	2014		Subsidiary	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Cielo S.A.	01.027.058/0001-91	-	-	-	-	-	-	Sitting Member of the Board of Directors	-	Indirect
Companhia Brasileira de Soluções e Serviços	04.740.876/0001-25	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect
Elo Participações S.A.	09.227.099/0001-33	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect

•  Alexandre Rappaport - Department Director

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Subsidiary	2014		Subsidiary	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Cielo S.A.	01.027.058/0001-91	Sitting Member of the Board of Directors	-	Indirect	Sitting Member of the Board of Directors	-	Indirect	Sitting Member of the Board of Directors	-	Indirect
Companhia Brasileira de Soluções e Serviços	04.740.876/0001-25	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Elo Participações S.A.	09.227.099/0001-33	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors and Officer	-	Indirect
Elo Serviços S.A.	09.227.084/0001-75	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

277 – Reference Form – 2016

12. Shareholders' meeting and management

12.10.    b. issuer’s direct or indirect controller:

•                     Lázaro de Mello Brandão - Chairman of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Chairman of the Board of Directors and Chief Executive Officer	-	Direct	Chairman of the Board of Directors and Chief Executive Officer	-	Direct	Chairman of the Board of Directors and Chief Executive Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Chairman of the Managing Board and Chief Executive Officer	-	Direct	Chairman of the Managing Board and Chief Executive Officer	-	Direct	Chairman of the Managing Board and Chief Executive Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect

278 – Reference Form – 2016

12. Shareholders' meeting and management

•                     Luiz Carlos Trabuco Cappi - Vice Chairman of the Board of Directors and Chief Executive Officer

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Officer	-	Indirect	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Officer	-	Direct	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Officer	-	Direct	Vice Chairman of the Managing Board and Executive Vice President	-	Direct	Vice Chairman of the Managing Board and Executive Vice President	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Executive Vice President	-	Indirect	Executive Vice President	-	Indirect

279 – Reference Form – 2016

12. Shareholders' meeting and management

•                     Denise Aguiar Alvarez and João Aguiar Alvarez - Members of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Deputy Officer	-	Direct	Member of the Managing Board and Deputy Officer	-	Direct	Member of the Managing Board and Deputy Officer	-	Direct

•                     Carlos Alberto Rodrigues Guilherme - Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors and Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Officer	-	Direct	Member of the Managing Board and Managing Officer	-	Direct	Member of the Managing Board and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

280 – Reference Form – 2016

12. Shareholders' meeting and management

•                     Milton Matsumoto - Member of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors and Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Officer	-	Direct	Member of the Managing Board and Managing Officer	-	Direct	Member of the Managing Board and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

281 – Reference Form – 2016

12. Shareholders' meeting and management

•                     José Alcides Munhoz and Aurélio Conrado Boni - Members of the Board of Directors

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Officer	-	Direct	Member of the Managing Board and Managing Officer	-	Direct	Member of the Managing Board and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

282 – Reference Form – 2016

12. Shareholders' meeting and management

•                     Domingos Figueiredo de Abreu and Sérgio Alexandre Figueiredo Clemente - Executive Vice Presidents

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board and Managing Officer	-	Direct	Member of the Managing Board and Managing Officer	-	Direct	Member of the Managing Board and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

283 – Reference Form – 2016

12. Shareholders' meeting and management

•                     Alexandre da Silva Glüher - Executive Vice President

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board and Managing Officer	-	Direct	Member of the Managing Board and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	Officer	-	Indirect	Officer	-	Indirect

284 – Reference Form – 2016

12. Shareholders' meeting and management

•                     Josué Augusto Pancini - Executive Vice President

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board and Managing Officer	-	Direct	Member of the Managing Board and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	Officer	-	Indirect	Officer	-	Indirect

285 – Reference Form – 2016

12. Shareholders' meeting and management

•                     Maurício Machado de Minas - Executive Vice President

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Managing Board and Managing Officer	-	Direct	Member of the Managing Board and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	Officer	-	Indirect	Officer	-	Indirect

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•                     Marcelo de Araújo Noronha - Executive Vice President

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	-	-	-	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	-	-	-	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	-	-	-	Officer	-	Indirect

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•       André Rodrigues Cano, Luiz Carlos Angelotti, Nilton Pellegrino Nogueira, André Marcelo da Silva Prado, Altair Antônio de Souza, Denise Pauli Pavarina, Moacir Nachbar Junior and Octavio de Lazari Junior - Managing Officers. Cassiano Ricardo Scarpelli, Marlene Morán Millan, Walkiria Schirrmeister Marchetti - Deputy Officers. Amilton Nieto, André Bernardino da Cruz Filho, Antonio Carlos Melhado, Antonio José da Barbara, Aurélio Guido Pagani, Clayton Camacho, Edilson Wiggers, Fernando Antônio Tenório, Frederico William Wolf, Glaucimar Peticov, Guilherme Muller Leal, João Albino Winkelmann, João Carlos Gomes da Silva, Joel Antonio Scalabrini, Johan Albino Ribeiro, José Luis Elias, José Ramos Rocha Neto, Layette Lamartine Azevedo Junior, Lucio Rideki Takahama, Luiz Carlos Brandão Cavalcanti Junior, Marcelo Santos Dall’Occo, Marcos Aparecido Galende, Marcos Daré, Marlos Francisco de Souza Araújo, Octavio Manoel Rodrigues de Barros, Paulo Aparecido dos Santos, Roberto de Jesus Paris, Rogério Pedro Câmara and Waldemar Ruggiero Júnior - Department Officers. Antonio Chinellato Neto and Paulo Manuel Taveira de Oliveira Ferreira - Officers.

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

•       Edson Marcelo Moreto, Gedson Oliveira Santos and Marcelo Frontini - Department Officers. Antonio Daissuke Tokuriki and Marcio Henrique Araujo Parizotto - Officers.

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the Managing Board	-	Direct	Member of the Managing Board	-	Direct

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•       Alexandre Rappaport, Antonio Gualberto Diniz, Carlos Wagner Firetti, Hélio Vivaldo Domingues Dias, Pedro Bosquiero Junior and Wilson Reginaldo Martins - Department Officers.

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Managing Board	-	Direct

•        Jefferson Ricardo Romon - Officer.

Company	CNPJ [Corporate Taxpayer's Registry]	2013		Controlling shareholder	2014		Controlling shareholder	2015		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the Managing Board and Deputy Officer	-	Direct

12.10.    c. in case it is relevant, supplier, customer, creditor or debtor of the issuer, of its subsidiary or controllers or subsidiaries of any of these people: None.

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12.11 - Agreements, including insurance policies, for payment or reimbursement of expenses incurred by Directors and Officers

Banco Bradesco S.A. annually arranges the Seguro de Responsabilidade Civil Geral de Administradores (Directors and Officers insurance – D&O coverage) for itself, its subsidiaries and affiliates, for the term of 12 months.

The aim is to provide worldwide coverage of its directors’ and officers’ risks of claims for damages and compensation or legal actions made by individuals, corporations or government bodies, or by agencies alleging they have been harmed by acts committed by the insured. The policies cover claims made against the insured, exclusively, for harmful acts (actions or omissions, provided that not wrongful) performed by the insured.

Insured person, means any individual who has been, is or will be, as the case may be, a member of the Board of Directors, Board of Executive Officers, Fiscal Council or any other statutory body or body created by the bylaws or articles of incorporation of Bradesco or its subsidiaries, or any employee who has powers of management and/or representation vis-à-vis third parties or whose job involves the representation of fact or law of the Company vis-à-vis third parties.

The scope of coverage is global, except for complaints in companies blocked by economic sanctions and by environmental damage in the USA. For the year 2015, the coverage was for US$150 million.

Total premium of Insurers	US$1.550 Thousand (+ 7% IOF)
Chubb	US$615 Thousand (+ 7% IOF)
Ace	US$304 Thousand (+ 7% IOF)
AIG	US$206 Thousand (+ 7% IOF)
Zurich	US$425 Thousand (+ 7% IOF)

12.12 - Corporate Governance practices

To notify if the issuer follows some code of good practice of corporate governance, indicating, if affirmative, the code followed and differentiated practices of corporate governance adopted as a result.

a.    Code of Good Practice of Corporate Governance of the Brazilian Institute of Corporate Governance – IBGC (since 2003, the year in which Bradesco joined the IBGC)

Banco Bradesco adopts several practices enacted by the stated code, mainly regarding the following foundations:

1.   Partners

Bylaws

Shareholders’ Meeting

Liquidity of the securities

Policy of Dividends

2.     Board of Directors

Attributions

Membership of the Board of Directors

Classes of directors

Mandate

Availability of time

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Chairman of the Board

Evaluation of the Board and members

Evaluation of the CEO and of the Board of Executive Officers

Planning of succession

Internal regulation

Committees of the Board of Directors

Audit Committee

Meetings of the Board of Directors

Confidentiality

Relationships on the Board of Directors

3.     Board of Executive Officers

Attributions

Indication of the Officers

Relationship with stakeholders

Transparency

Role of the Board of Executive Officers in the code of conduct

Evaluation of the Board of Executive Officers

Access to the premises, information and files

4.     Audit and control bodies

Audit Committee

Fiscal Council

Independent Auditors

Internal Audit

Risk management, internal controls and compliance

5.     Conduct and conflict of Interests

Code of conduct

Whistleblowing channel

Conduct committee

Conflict of interests

Transactions between related parties

Use of privileged information

Policy on the negotiation of shares

Policy on the disclosure of information

Policy on the prevention and detection of illegal acts

  Code of Self-regulation and Best Practices of Publicly Held Companies of ABRASCA – Brazilian Association of Publicly Held Companies (since 2011, the year in which Bradesco voluntarily adhered to the Code)

The Code adopts the approach known as "apply or explain", which gives flexibility to Member Companies to decide not to apply one or more rules, provided that explain they the reasons for their decision.

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In compliance with the Code, Bradesco declares to apply all principles listed therein, and the application of the rules laid down in Chapters 1 and 11 to 14 are mandatory.

With respect to the rules included in Chapters 2 to 10 of the Code, they are to be applied or the reasons for their non-application must be explained.

12.13 - Other relevant information

Item	Subjects described
1)

Positions occupied by the members of the Board of Directors, in the terms of item 4.4. of the Level 1 List Regulation of Corporate Governance of BM&FBOVESPA, except for those already mentioned in items 12.5 and 12.10.

2)	Information on Banco Bradesco S.A. Meetings held in the last three (3) years.
3)	Information pertaining to appointing the Ombudsman of Banco Bradesco S.A.

1)      Positions occupied by the members of the Board of Directors, in the terms of item 4.4. of the Level 1 List Regulation of Corporate Governance of BM&FBOVESPA, except for those already mentioned in items 12.5 and 12.10:

•       Lázaro de Mello Brandão - Chairman of the Board of Directors

Company/Entity	Position
Associação Comercial do Rio de Janeiro	Honorary Advisor of the Adolpho Bloch Committee - Culture Business Council
COMUNITAS: Partnerships for Solidary Development	Founding Partner and Member of the General Council

•       Denise Aguiar Alvarez - Member of the Board of Directors

Company/Entity	Position
Associação de Apoio ao Programa Alfabetização Solidária – AAPAS	Sitting Partner
COMUNITAS: Partnerships for Solidary Development	Member of the General Board
Partner

•       Luiz Carlos Trabuco Cappi - Vice Chairman of the Board of Directors.

Company/Entity	Position
Vale S.A.	Member of the Strategic Committee

•       João Aguiar Alvarez, Carlos Alberto Rodrigues Guilherme, Milton Matsumoto, José Alcides Munhoz and Aurélio Conrado Boni - Members os the Board of Directors

Company/Entity	Position
None

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12. Shareholders' meeting and management

2)      Information on Banco Bradesco S.A. Meetings held in the last three (3) years.

Meetings	2013	2014	2015
Date of realization	March 11	March 10	March 10
Cases of realization on a second call	None	None	None
Meeting quorum at each event	85.89% of Common Shares and 27.12% of Preferred Shares	85.92% of Common Shares and 25.10% of Preferred Shares	85.51% of Common Shares and 29.57% of Preferred Shares

3)      Information pertaining to appointing the Ombudsman of Banco Bradesco S.A.

Nairo José Martinelli Vidal Júnior

•        date of birth: 12.26.1969

•        profession: Banking

•        CPF: 116.088.168/50

•        date of appointment: 03.10.2016

•        date took office: 03.11.2016

•        mandate: Until the 1st meeting of the Board of Directors to be held after the Annual Shareholders' Meeting of 2017.

•        position: Executive Superintendent.

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13. Management Compensation

13.1. Description of the policy or compensation practice, including the nonstatutory Board of Executive Officers

a)     Objectives of the policy or compensation practice

In 2012, Bradesco amended its compensation policy for managers in order to reflect the objectives established by Resolution No. 3,921, of the National Monetary Council (CMN), which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation.

Its policy aims at:

  ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager's duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;
  providing alignment between compensation practices for the Management and the Organization's interests, so that the decisions made are the best as possible, seeking to create value for its shareholders and investors; and
  ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long terms.

b)    Composition of compensation, indicating:

                  i.        description of the compensation elements and objectives of each one of them

a)     Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors and of the Board of Executive Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 13.2, as post-employment benefits.

Pursuant to CVM Circular Letter CVM/SEP/No 02/2015, we are indicating in item 13.2, in the years 2015, 2014 and 2013, the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b)    Fiscal Council

The compensation of the Effective Members of the Fiscal Council is fixed by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to 10% (ten percent) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense account and participation in the Company’s profit sharing, or any other denomination.

c)     Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his mandate, with the exception of a member which only receives remuneration as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

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d)    Compensation Committee

The Compensation Committee, defined in the Bylaws, is composed by members chosen among the members of the Company’s Board of Directors and also, as required by the Resolution No. 3,921/10, of the National Monetary Council, by 1 (one) non-administrator member. The members of the Board of Directors and the non-administrator member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No manager of the Bradesco Organization is remunerated for the functions that he/she exercises in the Bradesco Organization committees.

e)     Other Committees

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act at Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred committees.

                    ii.        the proportion of each component in the total compensation

The Managers' compensation is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Remuneration awarded according to the criteria of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2015	Annual Fixed Compensation (1)	Variable Compensation (2)	Benefit Post Employment (3)	Total
Board of Directors	27.3%	28.00%	44.7%	100.00%
Board of Executive Officers	27.0%	28.3%	44.7%	100.00%
Fiscal Council	100%	0.00%	0.00%	100.00%
Audit Committee (except 1 member who is also a Board of Directors’ member and his compensation is calculated considering his Board of Directors’ membership)	100%	0.00%	0.00%	100.00%

Fiscal Year ended in December 31, 2014	Annual Fixed Compensation (1)	Variable Compensation (2)	Benefit Post Employment (3)	Total
Board of Directors	26.0%	28.0%	46.0%	100.0%
Board of Executive Officers	26.3%	28.8%	45.0%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee (except 1 member who is also a Board of Directors’ member and his compensation is calculated considering his Board of Directors’ membership)	100.0%	0.0%	0.0%	100.0%

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Fiscal Year ended in December 31, 2013	Annual Fixed Compensation (1)	Variable Compensation (2)	Benefit Post Employment (3)	Total
Board of Directors	25.2%	29.9%	44.9%	100.0%
Board of Executive Officers	24.8%	30.2%	45.0%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee (except 1 member who is also a Board of Directors’ member and his compensation is calculated considering his Board of Directors’ membership)	100.0%	0.0%	0.0%	100.0%

1) the proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results.

2) the proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results.

3) the amounts correspondent to post-employment benefits are related to the Managers’ pension plan. benefits are related to the Open Complementary Pension Plan to the Managers and Employees of Bradesco Organization.

                   iii.        methodology for calculating and adjusting each component of the compensation

Board of Directors and Board of Executive Officers

Board of Directors and Board of Executive Officers

•         Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Administrator’s term.

•         Variable Compensation: amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of preferred shares issued by Banco Bradesco S.A., which are filed and unavailable ("Restricted Shares"). The Restricted Shares become available in 3 (three) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

•         Overall Amount: includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, the Bradesco Organization observes the following criteria:

  Bradesco Organization's Remuneration Committee: proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers).

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

•         size and result of the company comparing to its competitors;

•         domestic and international economic conditions, taking into consideration the past, present and future scenarios;

•         internal and external factors that may affect the Organization's businesses (current and potential risks); and

•         Organization's Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such

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as DEPEC - Department of Research and Economic Studies, DPOC - Department of Planning, Budget and Control, General Accounting and DCIR - Department of Integrated Risk Control, besides other areas it deems appropriate.

  Board of Directors: the most important management Body of the Organization, it must evaluate the Remuneration Committee proposals and resolve on them.
  Shareholder’s Meeting: it is incumbent on the Shareholders Meeting to approve the Overall Amount for the compensation of the Company.

After fulfilled all steps to determine and approve the Overall Amount for compensation, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee’s member.

             iv.        reasons that justify the composition of compensation

The Bradesco Organization adopts the system of "Closed Career", hiring new employees, preferably to the initial positions, developing and preparing these employees to hold higher positions, when available. So the executive positions are filled in its majority by professionals trained at the Organization itself and, therefore, reveal a consolidated personal career, focused on the Organization’s goals, in medium and long terms.

At the same time the system of "Closed Career", and as a way to allow the utilization of its best professionals, Bradesco Organization promotes a constant and rotational movement, shifting employees/Managers, especially those leading areas. Bradesco Organization provides to the Manager, through the "Rotation of Duties", greater integration, experience, personal challenges and consolidation of career, being continuously monitored and evaluated for possible movements in the hierarchy.

Within this context, the Organization aims to ensure that the compensation practice complies with the law, rules and regulations that govern the matter, based on (i) the Managers responsibilities, taking into consideration the different positions they hold and the functions they perform; (ii) the time dedicated to their duties; (iii) the competence and professional reputation, considering their experience and qualification; and (iv) the value of its services in the market.

              v.        v. existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

c)     main performance indicators that are taken into consideration in determining each component of compensation

Corporate Assessment Process

The uniformity in the treatment of work areas is one of the keys for the Organization's effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, for purposes of compensation prevails the Overall performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

▪  ROAE - Return on Equity - Adjusted;

▪  Overall Customer Satisfaction Index;

▪  Basel Index - Level 1;

▪  Operating Efficiency Ratio (ER);

▪  Coverage Index.

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Individual assessment process

The individual performance of Managers, as well as the performance of their respective areas, is accompanied by their respective superiors. The formal assessment process, according to National Monetary Council, Instruction No. 3,921, is semiannually established.

 For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers' functions, taking into account the areas for business, controls, and other supporting areas.

For the assessment of areas, at least the following groups of indicators are considered:

a)     main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b)    actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c)     actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department - DCIR);

d)    actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

e)     actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, at least the following indicators are considered:

a)     quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;

b)    commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c)     participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;

d)    leadership team: evaluates the team management process;

e)     planning: assesses the ability to plan the activities of their area in the medium and long term;

f)     overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g)    applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risks management must be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. The Integrated Risk Control Department-DCIR and the General Inspectorate Department-IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

d)    how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Overall Amount, to set the value of the compensation for each one of the Managers, in compliance with the following rules:

               i.        uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

              ii.        part of the Overall Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and

             iii.        the remaining part of the Overall Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with established target criteria and performance indicators.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define, the amount of the Variable Compensation that will be paid to Managers, which will correspond to equal multiples of the Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

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e)     how the compensation policy or practice is in line with the issuer’s short, medium and long term interests

In addition to the current legislation, in Bradesco Organization, to establish the Managers’ Compensation, it is taken into consideration the organizational culture, having as main practices the "Rotation of Duties" in management positions, the adoption of the "Closed Career" system for the ascension in functional and managing positions and the decision making, primarily by collegiate bodies.

It’s a practice of Bradesco Organization to develop, continuously, its human resources, understanding that the personal and professional growth is the main motivation for its employees and managers. The "Closed Career" system is the way to allow the use of its best professionals. The staff, in all levels, including the leadership, has absolute confidence in the possibility offered, to any employee, to ascend the Organization on its own merits, being possible for a bookkeeper to reach the position of Chief Executive Officer or Chairman of the Board of Directors.

Due to this practice, consistently adopted over decades, is that the leadership positions, including the ones in the Board of Directors, are in their majority held by people who began their career at Bradesco Organization.

Besides this whole process of commitment of Managers, 50% of the net value of the Variable Compensation is for the acquisition of preferred shares issued by Banco Bradesco S.A., which are recorded and unavailable ("Restricted Shares").

Restricted Shares become available in 3 (three) equal, annual and successive installments, expiring the first installment 1 (one) year after the date of acquisition of shares, subject to any adjustments in the event of a significant reduction of Recurring Profit Made or occurrence of negative result of the Company during the Deferral Period.

For the establishment of the deferral related to the 50% previously described, in order to meet the provisions of Article 7 of the CMN (National Monetary Council) Resolution No. 3,921/10, the Organization takes into account the rotation of duties of the mentioned Managers, as well as the collegiate decision-making process through its various committees, with the consequent dilution of possible risks arising from its decisions. Thus, it was established a single percentage of 50% of the net amount of Variable Remuneration, therefore over the 40% established in the Resolution, so as to balance the percentage of the deferred Variable Compensation at levels acceptable to all Managers.

f)      existence of compensation supported by subsidiaries, controlled or direct or indirect parent companies

Not applicable.

g)    existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

h)     Not applicable.

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13.2 - Total compensation of the board of directors, statutory board of directors and fiscal council

Total compensation planned for current fiscal year (2016) – Annual Amount
Body	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total Number of members *	8.00	83.00	5.00	96.00
Number of remunerated members	7.00	83.00	5.00	95.00
Fixed annual compensation	17,500,000.00	142,500,000.00	1,080,000.00	161,080,000.00
Salary or fees	17,500,000.00	142,500,000.00	1,080,000.00	161,080,000.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Commitee membership	-.-	-.-	-.-	-.-
Other	-.-	-.-	-.-	-.-
Description of “Other” fixed compensation	-.-	-.-	-.-	-.-
Variable compensation	17,500,000.00	142,500,000.00	-.-	160,000,000.00
Bonus	-.-	-.-	-.-	-.-
Profit sharing	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	17,500,000.00	142,500,000.00	-.-	160,000,000.00
Description of “Other” variable compensations

From the total possible amount of the Variable Compensation, 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

From the total possible amount of the Variable Compensation, 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

Post-employment benefits	19,000,000.00	161,000,000.00	-.-	180,000,000.00
Observations	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.		-.-	-.-
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	-.-	-.-	-.-	-.-
Total Compensation	54,000,000.00	446,000,000.00	1,080,000.00	501,080,000.00

* One member of the Board of Directors is compensated exclusively as Member of the Statutory Board of Executive Officers.

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13. Management Compensation

Total compensation for fiscal year 2015 - annual amount
Body	9.58	85.83	5.00	100.41
Total Number of members *	8.58	85.83	5.00	99.41
Number of remunerated members	15,239,000.00	115,430,280.00	882,000.00	131,551,280.00
Fixed annual compensation	12,440,000.00	94,228,800.00	720,000.00	107,388,800.00
Salary or fees	-.-	-.-	-.-	-.-
Direct and indirect benefits	-.-	-.-	-.-	-.-
Commitee membership	2,799,000.00	21,201,480.00	162,000.00	24,162,480.00
Other	Amount for INSS (Social Security) recognized in the Company’s result	-.-
Description of “Other” fixed compensation	15,656,235.00	121,028,111.74	-.-	136,684,346.74
Variable compensation	-.-	-.-	-.-	-.-
Bonus	-.-	-.-	-.-	-.-
Profit sharing	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	15,656,235.00	121,028,111.74	-.-	136,684,346.74
Other

Variable Compensation R$12,780,600.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$2,875,635,00

Variable Compensation R$98,798,458.56; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$22,229,653.18

Description of “Other” variable compensations	24,932,934.41	191,620,161.52	-.-	216,553,095.93
Post-employment benefits	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.	-.-	-.-
Observations	-.-		-.-	-.-
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	55,828,169.41	428,078,553.26	882,000.00	484,788,722.67

* One member of the Board of Directors is compensated exclusively as Member of the Statutory Board of Executive Officers.

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13. Management Compensation

Total compensation for fiscal year 2014 - annual amount
Body	8.83	88.42	4.67	101.92
Total Number of members *	7.83	88.42	4.67	100.92
Number of remunerated members	15,165,500.00	116,036,655.00	823,200.00	132,025,355.00
Fixed annual compensation	12,380,000.00	94,723,800.00	672,000.00	107,775,800.00
Salary or fees	-	-	-	-
Direct and indirect benefits	-	-	-	-
Commitee membership	2,785,500.00	21,312,855.00	151,200.00	24,249,555.00
Other	Amount for INSS (Social Security) recognized in the Company’s result
Description of “Other” fixed compensation	16,338,437.50	127,127,992.30	-	143,466,429.80
Variable compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	16,338,437.50	127,127,992.30	-	143,466,429.80
Other

Variable Compensation R$13,337,500.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$3,000,937.50.

Variable Compensation R$103,777,952.90; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$23,350,039.40.

Description of “Other” variable compensations	26,800,140.28	198,754,636.47	-	225,554,776.75
Post-employment benefits	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.	-	-
Observations	-		-	-
Benefits motivated by leaving the position	-	-	-	-
Stock based, including options	58,304,077.78	441,919,283.77	823,200.00	501,046,561.55

* One member of the Board of Directors is compensated exclusively as Member of the Statutory Board of Executive Officers.

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13. Management Compensation

Total compensation for fiscal year 2013 - annual amount
Body	8.00	88.83	3.00	99.83
Total Number of members *	7.00	88.83	3.00	98.83
Number of remunerated members	25,872,000.00	112,637,280.00	529,200.00	139,038,480.00
Fixed annual compensation	21,120,000.00	91,948,800.00	432,000.00	113,500,800.00
Salary or fees	-	-	-	-
Direct and indirect benefits	-	-	-	-
Commitee membership	4,752,000.00	20,688,480.00	97,200.00	25,537,680.00
Other	Amount for INSS (Social Security) recognized in the Company’s result.
Description of “Other” fixed compensation	30,744,560.00	136,996,160.00	-	167,740,720.00
Variable compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	30,744,560.00	136,996,160.00	-	167,740,720.00
Other

Variable Compensation R$25,097,600.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$5,646,960.00.

Variable Compensation R$111,833,600.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$25,162,560.00.

Description of “Other” variable compensations	46,106,175.34	203,893,824.66	-	250,000,000.00
Post-employment benefits	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.
Observations	-		-	-
Benefits motivated by leaving the position	-	-	-	-
Stock based, including options	102,722,735.34	453,527,264.66	529,200.00	556,779,200.00

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13. Management Compensation

13.3 - Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a)     body (see table in “d.ii” below)

b)    number of members (see table in “d.ii” below)

c)     number of remunerated members (see table in “d.ii” below)

d)    in relation to bonus:

               i.        minimum amount set in the compensation plan

Banco Bradesco does not establish minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

              ii.        maximum amount set in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	8	83	5	96
Number of remunerated members	7	83	5	95
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	17,500,000.00	142,500,000.00		160,000,000.00
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-

            iii.        amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes prevails the Overall performance of the Organization, irrespective of the area, whether it is considered support or business, technical or relationship area.

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13. Management Compensation

             iv.        a amount effectively recognized in the results

Total compensation of the year 2015 – annual amount
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	9.58	85.83	5	100.41
Number of remunerated members	8.58	85.83	5	99.41
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	12,780,600.00	98,798,458.56		111,579,058.56
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-

Total compensation of the year 2014 – annual amount
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	8.83	88.42	4.67	101.92
Number of remunerated members	7.83	88.42	4.67	100.92
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	13,337,500.00	103,777,952.90		117,115,452.90
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-

305 – Reference Form – 2016

13. Management Compensation

Total compensation of the year 2013 – annual amount
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	8	88.83	3	99.83
Number of remunerated members	7	88.83	3	98.83
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	25,097,600.00	111,833,600.00		136,931,200.00
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-

e)     in relation to the participation in the result:

                  i.        minimum amount provided in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

                 ii.        maximum amount provided in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

               iii.        amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

                iv.        amount effectively recognized in the result of the last 3 fiscal years

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4 - Compensation plan based on shares held by the Board of Directors and Statutory Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, of the National Monetary Council, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

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13. Management Compensation

13.5 - Compensation based on shares of the Board of Directors and of the Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, of the National Monetary Council, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.6 - Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Banco Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.7 - Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Banco Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 - Information necessary for understanding the data disclosed in items 13.5 to 13.7 - Method of pricing the value of shares and options

Banco Bradesco has no plan based on shares (including stock options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation of the Management is accounted for in Personal expenses with collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the current account of the administrator, it is charged 50% for the acquisition of preferred shares issued by Banco Bradesco, which are recorded on his behalf and unavailable for trading, being released 1/3 every year in subsequent years.

13.9 - Number of shares, quotas and other securities convertible into shares held by managers and by the Fiscal Council - by body

BODY	BRADESCO		CIDADE DE DEUS		BBD PARTICIPAÇÕES		BRADESPAR
	COMMON	PREFERRED	COMMON	PREFERRED	COMMON	PREFERRED	COMMON	PREFERRED
Board of Directors	15,179,982	24,254,704	8	-	55,220,883	-	440,976	987,576
Board of Executive Officers	138,825	2,497,496	6	-	32,378,466	15,219,420	-	3,110
Fiscal Council	30,471	443,758	-	-	-	-	2,992	9,896

13.10 - Information on private pension plans granted to the members of the Board of Directors and to the statutory Board of Executive Officers

a) body

See table 13.10

b) number of members

See table 13.10

c) number of remunerated members

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13. Management Compensation

See table 13.10

a)   name of the Plan

Bradesco Organization Pension Plan

e) number of managers that meet the conditions to retire

See table 13.10

f) conditions for early retirement

In case the participant is older than 55 when he withdraws from the Organization, retired by the INSS (Social Security), and has contributed to the Plan for at least 10 years or more, he may choose to receive a proportional Instant Monthly Income, proportional, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

g) updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the administrators

See table 13.10

h) total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

i) if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after grace period of a full calendar year, counted from the first working day of the month of January of the year following the contribution, in compliance with the rules governing the subject.

Table 13.10

Body (Item “a”)	Number of members (Items “b and c”)				Item “e”	Item “g”	Item “h”
	Total number of members	Number of remunerated memebrs	Retired	Active		R$	R$
Board of Directors	8	7	7	-	-	56,942,052.34	24,932,934.41
Board of Executive Officers	83	83	9	74	-	505,743,847.96	191,620,161.52
Total	91	90	16	74	-	562,685,900.30	216,553,095.93

13.11 - Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Reason for not filling the table:

The Company’s management and supervisory bodies are comprised with professionals affiliated to the Brazilian Institute of Financial Executives (“IBEF”) of Rio de Janeiro. On March 2, 2010, the IBEF obtained from the 5th Federal Court of Rio de Janeiro Judicial District (lawsuit 20105101002888-5) an injunction worded as follows:

“Now, therefore, I GRANT the pleaded injunction, determining the suspension of the validity of sub-item 13.11 of attachment 24 of CVM Instruction No.480, in relation to IBEF associates and, consequently, to the companies to which they are linked, prohibiting the application of any sanction in the affiliates or in the companies to which they are linked until the subsequent decision of this Court.”

On May 17, 2013 a judgment on the merits of the referred lawsuit was handed down, through which the aforementioned injunction was ratified and the request made by IBEF was upheld, having been given to the defendant - CVM -, that: “…abstain from implementing the requirement contained in subsection 13.11 of Attachment 24 of CVM Instruction No. 480, as well as apply any penalty related to the

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13. Management Compensation

noncompliance to the referred request, to IBEF associates and to the companies with which they are associated…”.

CVM filed an appeal, which was received only in devolutive effect, and the case was sent to the Federal Regional Court of the 2nd Region, according to order made in first instance on December 19, 2013.

The reason for not disclosing the minimum, medium and maximum compensation of the members of the companies’ management and supervisory bodies is based on the preservation of individual rights to privacy and safety of the individual members of mentioned statutory bodies.

In respect to these individual rights and judicial decision referred to above, the Company will not disclose the information, unless judicial determination otherwise.

13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 - Percentage in total compensation held by managers and members of the Fiscal Council that are related parties to the controlling shareholders

Body	2015	2014	2013
Board of Directors	100.0%	100.0%	100.0%
Statutory Board of Executive Officers	91.6%	95.4%	93.3%
Fiscal Council	0.0%	0.0%	0.0%

13.14 - Managers and Fiscal Council´s Member’s compensation, grouped by body, received for any reason other than the position they occupy

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.15 - Managers and Fiscal Council´s Member’s compensation recognized in the income of the controlling shareholders, direct or indirect, of companies under joint control and of the issuer’s subsidiaries

Year 2015

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	60,874,295,44	-	-	60,874,295,44
Companies under common control	-	-	-	-

Year 2014 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	50,268,234.80	-	-	50,268,234.80
Companies under common control	-	-	-	-

309 – Reference Form – 2016

13. Management Compensation

Year 2013 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	-	-	-	-
Companies under common control	-	-	-	-

In 2013, the Management and the Fical Council’s members did not receive any compensation from direct or indirect controlling shareholders, of companies under common control and of subsidiaries of Banco Bradesco S.A.

13.16 – Other relevant information

There is no other information that we deem relevant.

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14. Human Resources

14. Human Resources

14.1 - Description of human resources

a)     Number of employees (total, grouped by activity performed and by geographic location)

Number of

	2015	2014	2013
In Brazil	92,619	95,265	100,211
North	3,345	3,433	3,603
Northeast	12,326	12,505	12,953
Midwest	4,435	4,532	4,803
Southeast	63,840	65,766	69,373
South	8,673	9,029	9,479
Overseas	242	255	278
Total	92,861	95,520	100,489

	2015	2014	2013
Superintendence	153	147	146
Management	10,115	10,419	11,005
Supervisors / Management	55,591	55,774	57,970
Operational	27,002	29,180	31,368
Total	92,861	95,520	100,489

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14. Human Resources

b)    Number of outsourced employees (total, grouped by activity performed and by geographic location)

Activity	2015	2014	2013
Surveillance	10,689	10,652	10,664
Other Activities	1,169	1,064	1,108
Total	11,858	11,716	11,772

Federation Unit	2015	2014	2013
Acre	22	26	25
Alagoas	101	102	103
Amazonas	200	204	206
Amapá	18	21	24
Bahia	709	735	766
Ceará	325	332	334
Federal District	142	139	140
Espírito Santo	157	164	161
Goiás	312	314	313
Maranhão	264	272	273
Mato Grosso	164	152	170
Mato Grosso do Sul	151	169	156
Minas Gerais	1,151	1,169	1,167
Pará	263	273	273
Paraíba	89	91	92
Paraná	672	672	672
Pernambuco	302	305	306
Piauí	62	64	61
Rio de Janeiro	1,337	1,311	1,302
Rio Grande do Norte	92	92	92
Rio Grande do Sul	587	581	596
Rondônia	83	91	89
Roraima	9	18	17
Santa Catarina	377	383	389
São Paulo	4,156	3,925	3,934
Sergipe	56	54	54
Tocantins	57	57	56
Total	11,858	11,716	11,772

c)     turnover rate

	2015	2014	2013
Turnover rate *	8.8%	9.6%	10.5%

* (Total layoffs/Average Headcount) x 100

Average Headcount = (initial + Final Headcount)/2

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14. Human Resources

14.2 - Relevant changes - Human resources

As of December 2015, the company Cerrado Serviços is no longer part of the Organization (900 employees).

As of December 2014, the company Scopus Tecnologia S.A. is no longer part of the Organization (2,431 employees).

14.3 - Description of employee compensation policy

a)     salary and variable compensation policy

Bradesco is an Organization that adopts the internal career system, where admission always occurs at the base of the structure and in early career positions, giving priority to recognize the potential of its employees. Recruitment and selection has a strategic feature with great responsibility in the hirings, because professional suitability to the Organization is vital to the dynamics of career and succession. Bradesco prioritizes the recognition of potential from the moment employees join the Organization, with a focus on choice and selection, through the skills presented via selective processes designed for its needs.

Compensation practices for employees of the Organization are intended to recognize the services provided by these professionals, encouraging them in the search for solutions aimed at customer satisfaction and the expansion of the business.

The remuneration comprises a monthly salary, which aims to return the contribution of each employee's performance, as well as any payment that aims to recognize the contribution of each in the achievement of results and performance achieved by the Organization.

The composition of the monthly remuneration of employees is of 100% of the salary. Eventually, there is payment of Bonuses/Profit Sharing in accordance with the assessments of organizational results achieved.

The Result-Based Evaluation Programs, when applied, are geared to the recognition of additional efforts in the search results and are based on quantitative and qualitative criteria, for achieving financial or non-financial goals at different levels: Global, Area, and Individual. These are programs characterized by aligned and competitive market valuations for attaining and exceeding the goals of sustainable results.

In the organizational structure, there is a specific Committee to address the issues of remuneration, which has a permanent character and aims to propose to the Board of Directors the remuneration policies and guidelines of the Organization, based on organizational performance targets established by the Council.

Remuneration practices adopted by the Organization align with the interests of the company, through the constant maintenance of the policies and guidelines made by the Remuneration Committee, which, in its analyses, has as its primary item the consideration of the shareholder return.

b)    policy benefits

The granting of benefits is based on the Organization’s Human Resources Management Policy.

Conveying security and confidence to developers, this management strategy is built on the premise that a good working environment, based on respect, empathy, trust and security for employees and their families, has repercussions on the quality of services provided. Because of this, a package of benefits, far beyond the legal provisions, was structured, which aims to provide employees and their dependents with comfort and safety in the supply of their basic needs, professional development and special credit conditions for the purchase of consumer goods and real estate. The benefits presented below include all employees, regardless of working hours (full-time or part-time):

•         Free health insurance for all employees and their dependents, including non-traditional treatments such as correction of myopia, acupuncture, homeopathy, RPG, speech therapy, psychology, nutrition, heart valve, dialysis, organ transplants, and treatment of AIDS (with reimbursement for medications prescribed for the treatment of illness);

•         Dental insurance for all employees and their dependents that includes preventative, surgical, restorative, endodontic, periodontal and prosthetic treatment;

•         Supplementary retirement plan with participation in the proportion of 5% of base salary for the Bank and 4% for the employee;

•         Group and Life Insurance and Personal Accident Insurance, with subsidized costs. The retiree that is no longer a staff member is given the option to remain in the Group of insured persons;

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14. Human Resources

•         Daily distribution of snacks, free of charge, reaching an average supply of 131,077 snacks per day;

•         Loans with subsidized rates for the purchase of real estate, vehicles, microcomputers and personal expenses;

•         Social lending, for emergency situations, education expenses, acquisition of Orthopedic devices, funeral, psychologists, psychiatrists, speech therapists, among other things;

•         Monitoring of social and psychological service to employees and dependents, in emergency cases, with 24/7 coverage;

•         With the objective of complementing the social and psychological support, Bradesco made a new service channel available. Through an independent company, the 0800 Viva Bem offers assistance 24 hours a day, 7 days a week, with free calls and 100% confidential. Its composed of psychologists, social workers and other professionals who provide guidance and support employees and their dependents in personal, professional, family, legal, nutritional and emotional matters;

•         For the States of São Paulo, Rio de Janeiro, Santa Catarina and Rio Grande do Sul there are covenants with large networks of pharmacy, which allows the purchase of prescription drugs at reduced prices;

•         Flu vaccine available to all employees free of charge and special prices for dependents;

•         Health insurance and dental plan, as well as daycare allowance - Nanny without age limit for employees' children with disabilities; and

•         ShopFácil employee: a unique online shopping channel, through the website Bradesco, where the Bank negotiates discounts directly with suppliers of several products. Employees also receive special offers by email.

c)     characteristics of stock-based compensation plans for non-manager employees, identifying that:

The Organization does not practice stock-based compensation to employees.

14.4 - Description of the relationship between the issuer and unions

With regard to the relationship with the unions, we recognize the right of all employees to freedom of association and the right to be represented by their respective Union category. Employees receive information on trade union membership and may participate in collective negotiations through assemblies and trade union meetings, without any restriction or discrimination.

The information about trade union activities is disseminated via billboards, the trade union newspaper available in our Ordinances and other internal communication vehicles. The conducting of the union’s annual campaign of unionization is facilitated – we even provide a list of non-unionized staff. We have a structure of trade union relations and dedicated to it we have a permanent channel of dialog and interaction with representatives of the trade union movement, nationwide, receiving events, resolving doubts and enabling a relationship characterized by ease of access, agility and pro-activity between the parties.

We respect and fulfill the agreements and work agreements signed, negotiated annually between representatives of the Organization and employees. All the employees have freedom of association, trade union representation and are covered by collective agreements.

In relation to the stoppages occurring within the period of the base date of the category, when there is negotiation of the collective agreement, the blockades caused in the branch network were carried out by the trade union movement and activists, to prevent the access of employees and clients during working hours. These access blockades were considered by the Labor Justice as inappropriate.

14.5 - Other relevant information

There is no other information deemed relevant at this time.

314 – Reference Form – 2016

14. Human Resources

15. Control and economic group

15.1/15.2 - Equity Position

Banco Bradesco
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
61.529.343/0001-32	Brazilian - SP	No	Yes	04/20/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,343,322,234	48.3800%	668,597	0.020000%	1,343,990,831	24.200000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	04/20/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
473,179,116	17.0400%	0	0.000000%	473,179,116	8.520000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
NCF Participações S.A.
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.233.319/0001-18	Brazilian - SP	No	Yes	04/20/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
233,823,874	8.4200%	61,975,695	2.230000%	295,799,569	5.330000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
721,900,742	26.0000%	2,697,014,841	97.130000%	3,418,915,583	61.560000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
TREASURY SHARES - Date of the latest amendment:
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
4,575,045	0.16%	17,141,588	0.620000%	21,716,633	0.390000%

TOTAL
2,776,801,011	100.00000%	2,776,800,721	100.00000%	5,553,601,732	100.00000%

315 – Reference Form – 2016

14. Human Resources

Cidade de Deus Cia Cial Participações
Parent Company/Investor			CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder		Capital Stock Composition
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	03/24/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,566,968,222	33.4100%	0	0.000000%	2,566,968,222	33.410000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Lia Maria Aguiar
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
003.692.768-68	Brazilian - SP	No	Yes	03/31/2014	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
496,778,330	6.4600000%	0	0.000000%	496,778,330	6.4600000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Lina Maria Aguiar
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
017.080.078-49	Brazilian - SP	No	Yes	03/24/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
658,027,532	8.5600000%	0	0.000000%	658,027,532	8.5600000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Maria Angela Aguiar
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
000.548.238-03	Brazilian - SP	No	Yes	03/24/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
362,704,832	4.7200000%	0	0.000000%	362,704,832	4.7200000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Nova Cidade de Deus Participações S.A
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	Brazilian - SP	No	Yes	03/24/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
3,471,820,353	45.1800000%	0	0.000000%	3,471,820,353	45.1800000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
128,069,763	1.6700000%	0	0.000000%	128,069,763	1.6700000%

TOTAL
7,684,369,032	100.000000%	0	0.000000%	7,684,369,032	100.000000%

Fundação Bradesco
Parent Company/Investor			CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder		Capital Stock Composition
Fundação Bradesco				60.701.521/0001-06
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

TOTAL
1	100.0000%	0	0.0000%	1	100.0000%

316 – Reference Form – 2016

15. Control and economic group

NCF Participações S.A.
Parent Company/Investor			CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder		Capital Stock Composition
NCF Participações S.A.				04.233.319/0001-18
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
61.529.343/0001-32	Brazilian - SP	No	Yes	03/24/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
846,292,071	74.7200%	0	0.000000%	846,292,071	39.5100%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	03/24/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
284,607,387	25.1300%	1,009,413,289	100.000000%	1,294,020,676	60.4100%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Nova Cidade de Deus Participações S.A.
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	Brazilian - SP	No	Yes	03/24/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,694,413	0.1500%	0	0.000000%	1,694,413	0.0800%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%
TOTAL
1,132,593,871	100.000000%	1,009,413,289	100.000000%	2,142,007,160	100.000000%

Nova Cidade de Deus Participações S.A
Parent Company/Investor			CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder		Capital Stock Composition
Nova Cidade de Deus Participações S.A				04.866.462/0001-47
Shareholder
BBD Participações S.A
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
07.838.611/0001-52	Brazilian - SP	No	Yes	03/24/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
160,087,583	53.7000%	0	0.000000%	160,087,583	26.070000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	03/24/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
138,036,211	46.3000%	315,902,805	100.000000%	453,939,016	73.930000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%
TOTAL
298,123,794	100.0000%	315,902,805	100.0000%	614,026,599	100.0000%

317 – Reference Form – 2016

15. Control and economic group

BBD Participações S.A
Parent Company/Investor			CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder		Capital Stock Composition
BBD Participações S.A				07.838.611/0001-52
Shareholder
Treasury shares
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
		No	No	04/11/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
75,490,888	42.8400%	6,327,873	4.760000%	81,818,761	26.470000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
Lázaro de Mello Brandão
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
004.637.528-72	Brazilian - SP	Yes	No	01/04/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
12,821,000	7.2800%	0	0.000000%	12,821,000	4.150000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%

Shareholder
NCD Participações Ltda
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
48.594.139/0001-37	Brazilian - SP	Yes	No	01/04/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.0000%	71,514,058	53.820000%	71,514,058	23.140000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
87,894,411	49.8800000%	55,028,680	41.420000%	142,923,091	46.2400000%

TOTAL
176,206,299	100.0000%	132,870,611	100.0000%	309,076,910	100.0000%

NCD Participações S.A
Parent Company/Investor			CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder		Capital Stock Composition
NCD Participações Ltda				48.594.139/0001-37
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	03/01/2016	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.0000%	0	0.0000%	679,743,109	99.9999%

Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.0000%	0	0.0000%	1	0.0001%

Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
TOTAL	0	0.00%
TOTAL
0	0.0000%	0	0.0000%	679,743,110	100.0000%

318 – Reference Form – 2016

15. Control and economic group

15.3 - Capital Distribution

Date of last meeting/Date of last alteration	04/29/2016
Number of Individual shareholders (units)	327,098
Number of Corporate shareholders (units)	35,731
Number of Institutional investors (units)	1,204

Outstanding shares

Outstanding shares corresponding to all the shares of the issuer, except for those held by the controller, of persons related to them, managers of the issuer and the shares held in treasury.

Number of Common Shares (units)	726,619,341	26.167498%
Number of Preferred Shares (units)	2,667,162,309	96.051628%
Total	3,393,781,650	61.109561%

15.4 - Organization chart of shareholders and economic group

The following chart shows our stock ownership structure on April 20, 2016:

Note: Holdings were calculated based on total capital, including shares in treasury.

a)      Direct and indirect controllers

On April 20, 2016, our share capital consisted of 2,776,801,011 common shares (of which 4,575,045 in treasury) and 2,776,800,721 preferred shares (of which 17,141,588 in treasury), with no par value.

For a better visualization of companies that integrate the Economic Group, check the organizational chart, which is represented above.

Cidade de Deus Companhia Comercial de Participações

The Cidade de Deus Companhia Comercial de Participações is a holding company, that holds 48.38% of voting capital and 24.20% of the total capital of Bradesco, and it also administers, purchases and sells securities and other assets on its own account. Its shareholders are: Nova Cidade de Deus, with 45.18% of its common and total shares; Fundação Bradesco, with 33.41% of its common and total shares; and the Aguiar Family, with 21.41% of its common and total shares, as of April 20, 2016. The company's Capital Stock is made up of common, nominative book-entry shares, with no par value.

319 – Reference Form – 2016

15. Control and economic group

Nova Cidade de Deus Participações S.A.

The Nova Cidade de Deus Participações S.A. is a holding company, that holds investments in other companies, particularly those that, directly or indirectly, own our voting capital. On April 20, 2016, the company owned, through its participation in Cidade de Deus Companhia Comercial de Participações, 23.37% of common shares and 11.89% of the total shares of Bradesco.

The Capital Stock of Nova Cidade de Deus Participações S.A. is divided in class A common shares and class B preferred shares. Ownership of the class B common shares is limited to:

•         members of our Board of Executive Officers;

•         former members of our Board of Executive Officers, who have become members of our Board of Directors;

•         former members of our Board of Executive Officers, who have become members of the Board of Directors of one or more of our subsidiaries; and

•         commercial or civil associations in which the majority of the voting interest is owned by the individuals above.

Ownership of Nova Cidade de Deus' Class "A" common shares is limited to the persons entitled to own Class B common shares and any civil associations and private foundations managed by them or their appointed representatives. Only the Class A and Class B common shareholders in Nova Cidade de Deus Participações S.A. have voting rights.

Aguiar Family

As of April 20, 2016, three members of the Aguiar Family and the estate of Mr. Amador Aguiar indirectly owned, by way of their participation in Cidade de Deus Companhia Comercial de Participações, 11.07% of common shares and 5.63% of the total shares of Bradesco.

Fundação Bradesco

Fundação Bradesco is an institution whose main social objective is to foster social inclusion through education and work as a multiplier of best teaching-learning practices among the Brazilian population that is socio-economically disfavored and that holds, directly and indirectly, through its participation in Cidade de Deus Companhia Comercial de Participações, Nova Cidade de Deus Participações S.A. and NCF Participações, 56.67% of common shares, 1.95% of preferred shares and  29.31% of the total shares of Bradesco. Under the terms of Fundação Bradesco's bylaws, its Managing Board, the highest deliberative body, is composed of our Directors, members of the Board of Executive Officers and department officers, as well as all Directors and Department Officers of Cidade de Deus Companhia Comercial de Participações, without right to compensation.

BBD Participações S.A.

BBD Participações S.A., indirectly owned 6.09% of our common shares and 3.10% of our total shares on April 20, 2016, through its participation in Nova Cidade de Deus Participações S.A. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.51% of our voting capital. Only members of the Board of Directors or the Board of Executive Officers and qualified employees of Banco Bradesco, or Bradespar, or our subsidiaries and national non-profit legal entities or national companies controlled by them, which have as managers exclusively employees and/or managers of the Bradesco Organization, may own shares in BBD. However, only the members of the Board of Directors and executive officers may own voting shares. Most of our board members and executive officers own shares in BBD.

NCF Participações S.A.

NCF is a holding company controlled by Cidade de Deus Participações S.A. and by Fundação Bradesco. As of April 20, 2016, NCF directly held 8.42% of common shares and 5.33% of the total shares of Bradesco.

320 – Reference Form – 2016

15. Control and economic group

b)    Related parties and subsidiaries

Main Companies, with direct and indirect participation, included in the consolidated financial statements:

	Activity	Shareholding interest (%)
		12/31/2015	12/31/2014	12/31/2013
Banco Alvorada S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A	Banking	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment Bank	99.80%	99.80%	98.35%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium Management	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradesco Auto/RE Cia. de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated saving plans	100.00%	100.00%	100.00%
Odontoprev S.A.	Dental Health	50.01%	50.01%	43.50%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/Dental Health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension Plan/Insurer	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Service Provider	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

c)     Issuer's holdings in the group of companies

Banco Bradesco holdings in the group of companies are listed in item 15.4.”b.”

d)    Holdings of the group of companies in the issuer

There are no interests in companies of the Economic Group, in Bradesco, that are not the direct and indirect controllers.

e)     Companies under common control

Banco Bradesco S.A. has the same controlling shareholders as Bradespar S.A.

321 – Reference Form – 2016

15. Control and economic group

15.5 - Shareholders' agreement filed at the headquarters of the issuer or of which the controller is a part

There is no Shareholders' Agreement filed at the headquarters of the issuer or of which the controllers are a part, regulating the exercise of voting rights or the transfer of shares issued by the issuer.

15.6 - Relevant changes in the shareholdings of members of the control group and the issuer's managers

In the fiscal years of 2015, 2014 and 2013, there were no relevant changes in the shareholdings of members of the control group and the issuer's managers.

15.7 - Main corporate transactions

2015:

a)     Event

Banco Bradesco S.A. signed the Purchase Contract of Shares ("Agreement") with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. - Banco Múltiplo (Multiple Bank) and HSBC Serviços e Participações Ltda. (jointly "HSBC").

Date: 07.31.2015

b)    Main conditions of the deal

Details of the transaction: With the acquisition, Bradesco will assume all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

Pending approval by regulators: The operation is pending approval by the Administrative Council for Economic Defense - CADE.

Effects of the decision on the transaction: For Bradesco, the acquisition will allow a gain in scale and the optimization of platforms, with the increase of national coverage, consolidating the leadership in a number of branches in several states, in addition to reinforcing its presence in the high income segment. The acquisition will also enable the expansion of its operations, with the optimization of opportunities and increase of the range and differential of products which are offered in Brazil, especially in the markets of insurance, credit cards and management of funds (asset management).

The acquisition will provide several benefits for customers of both institutions, such as the increase of the coverage and customer service network throughout the national territory and access to the products distributed by the two institutions.

c)     Companies involved

Banco Bradesco S.A., HSBC Latin American Holdings (UK) Limited, HSBC Bank Brasil S.A. - Banco Múltiplo (Multiple Bank) and subsidiaries and HSBC Serviços e Participações Ltda. and subsidiaries.

d)    Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

322 – Reference Form – 2016

15. Control and economic group

2014:

a)     Event

Bradesco has signed a strategic partnership with IBM Brasil – Indústria Máquinas e Serviços Ltda. (“IBM”).

Date: 07.28.2014

b)    Main conditions of the deal

Details of the transaction: The activities of support and maintenance of hardware and software provided to Bradesco by Scopus Tecnologia Ltda. ("Scopus Serviços"), will be provided by IBM, which will assume the operational structure of the Scopus Serviços and all maintenance and support contracts signed between Scopus Serviços and other clients.

Pending approval by regulators: None.

Effects of the decision on the transaction: Bradesco wants to optimize efficiency in the procurement of activities of support and maintenance of hardware and software, strengthening the focus in the main activities, maximizing the quality of service to its clients and return to its shareholders.

c)     Companies involved

Banco Bradesco S.A., IBM Brasil – Indústria Máquinas e Serviços Ltda. and Scopus Tecnologia Ltda.

d)    Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

a)     Event

Bradesco, together with Banco do Brasil S.A., Itaú Unibanco S.A., Banco Santander (Brasil) S.A., HSBC Bank Brasil S.A. - Banco Múltiplo, Caixa Econômica Federal and Banco Citibank S.A., itself and/or through its controllers/subsidiaries/companies under common control, which together are referred to as "Parties," with the intervenience and consent of Tecnologia Bancária S.A. ("Tecban"), signed a new Shareholders Agreement of Tecban ("Shareholders Agreement").

Date: 07.17.2014

b)    Main conditions of the deal

Details of the transaction: In addition to the usual provisions in shareholders' agreements, such as rules on governance and the transfer of shares, the Shareholders Agreement provides that, in approximately four years, the Parties should have replaced part of their external network of ATM Terminals ("TAA") for TAAs of Banco24Horas Network, which are and will continue to be managed by Tecban. In general, TAAs situated out of bank branches can be understood as part of the external network, where access is not restricted, exclusive or controlled, such as those located in shopping centers, gas stations, supermarkets, etc.

Pending approval by regulators: None.

Effects of the decision on the transaction: The Parties will consolidate their external networks of TAAs in Banco24Horas Network terminals, generating increased efficiency, as well as greater quality and capillarity of service to their clients.

c)     Companies involved

Banco Bradesco S.A., Banco do Brasil S.A., Itaú Unibanco S.A., Banco Santander (Brasil) S.A., HSBC Bank Brasil S.A. - Banco Múltiplo, Caixa Econômica Federal, Banco Citibank S.A., itself and/or through its controllers/controlled/companies under common control, and Tecnologia Bancária S.A.

323 – Reference Form – 2016

15. Control and economic group

d) Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

a)     Event

Bradesco and Banco do Brasil S.A., through Cia. Brasileira de Soluções e Serviços ("CBSS") initiated, through its already existing and wholly owned subsidiary, Livelo S.A., talks to exploit business related to the loyalty program by coalition which allows the client to earn and redeem points with various partner companies.

Date: 05.14.2014

b)    Main conditions of the deal

Details of the transaction: Livelo S.A. is a company with an indirect stake of Bradesco, with 50.01% of the share capital, and Banco do Brasil S.A., with 49.99% of the share capital, through CBSS.

Pending approval by regulators: None.

Effects of the decision on the transaction: Livelo S.A. will have as the main objective: (i) to act as an independent and open loyalty program through coalition, having as partners: issuers of payment instruments, retailers and other loyalty programs, among others; (ii) gather a diverse group of relevant and strategic partners, both in the generation of loyalty points and in the possibilities of redeeming benefits; and (iii) develop loyalty points themselves to be offered to partners in generating/earning points and converting them into the rewards and benefits in the redeeming partners.

c)     Companies involved

Banco Bradesco S.A., Banco do Brasil S.A., Cia. Brasileira de Soluções e Serviços and Livelo S.A..

d)    Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

a)     Event

Bradesco and Banco do Brasil S.A., through its subsidiary Companhia Brasileira de Soluções e Serviços ("CBSS"), launched Stelo S.A., a company of electronic means of payment that will administer, operate and exploit segments of payment facilitators focused on e-commerce, as well as business in the digital portfolio.

Date: 04.17.2014

b)    Main conditions of the deal

Details of the transaction: Cielo S.A. and CBSS have concluded a Memorandum of Understanding providing on the interest of Cielo S.A. in the capital of Stelo S.A., a subsidiary currently owned by CBSS.

Pending approval by regulators: None.

324 – Reference Form – 2016

15. Control and economic group

Effects of the decision on the transaction: The platform administered by Stelo S.A. will store, securely, the credit card data of Stelo S.A.’s buying clients and process payment transactions made through e-commerce. Stelo S.A. will provide a secure and simple shopping experience for online consumers and guarantee the receipt to establishments. The solution will be opened and will accept all the cards and different means of payment.

c)     Companies involved

Banco Bradesco S.A., Banco do Brasil S.A., Companhia Brasileira de Soluções e Serviços, Cielo S.A. and Stelo S.A.

d)    Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

a)     Event

Bradesco has concluded the operation to increase the stake of the share capital by 6.5% and voting rights of Odontoprev S.A. ("Odontoprev").

Date: 01.02.2014

b)    Main conditions of the deal

Details of the transaction: The indirect subsidiary of Bradesco, Bradesco Saúde S.A. ("Bradesco Saúde"), with an interest of 43.5% of the total share capital and voting rights of Odontoprev, acquired from Mr. Randal Luiz Zanetti ("Mr. Randal") the representative shareholding interest of 6.5% of the share capital and voting rights of Odontoprev.

Pending approval by regulators: None.

Effects of the decision on the transaction: Increase in the interest of Bradesco Saúde in the share capital and voting rights of Odontoprev from 43.50% to approximately 50.01% (50.0001884%).

c)     Companies involved

Banco Bradesco S.A., Bradesco Saúde S.A. and Odontoprev S.A.

d)    Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

325 – Reference Form – 2016

15. Control and economic group

2013:

a)     Event

Bradesco signed a contract to increase the interest by 6.5% of the share capital and voting rights of Odontoprev S.A. (Odontoprev).

Date: 10.14.2013

b)    Main conditions of the deal

Details of the transaction: Bradesco’s indirect subsidiary, Bradesco Saúde S.A. (Bradesco Saúde) detains 43.5% of the total share capital and voting rights of Odontoprev, firmed with Mr. Randal Luiz Zanetti (Mr. Randal), contract which established the terms and conditions of a reorganization of its respective shareholding interests in Odontoprev, which will result in the indirect acquisition, by Bradesco Saúde, and in the sale by Mr. Randal, representative shareholding interest of 6.5% of the share capital and voting rights of Odontoprev.

Pending approval by regulators: None.

Effects of the decision on the transaction: Increased stake of Bradesco Saúde in the share capital and voting rights of Odontoprev from 43.50% to approximately 50.01% (50.0001884%).

c)   Companies involved

Banco Bradesco S.A., Bradesco Saúde S.A. and Odontoprev S.A.

d)   Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)   Corporate structure before and after the transaction

Not applicable.

f)    Mechanisms used to ensure equal treatment between shareholders

Not applicable.

a)     Event

Odontoprev S.A. (Odontoprev), Banco do Brasil S.A., BB Seguridade Participações S.A. and subsidiaries firmed the Association Agreement and Other Covenants, with the aim of, by means of a business corporation called Brasildental Operadora de Planos Odontológicos S.A. (Brasildental), develop and disseminate, and through BB Corretora de Seguros e Administradora de Bens S.A., distribute and sell dental plans under the brand BB Dental, with exclusivity in all BB channels throughout Brazil.

b)    Main conditions of the deal

Date: 06.11.2013

Details of the transaction: Brasildental will have an initial share capital in the amount of R$5 million and the following corporate structure: (i) BB Seguros Participações S.A. (BB Seguros) will hold 49.99% of common registered shares and 100% of preferred shares, representing 74.99% of the total share capital; and (ii) Odontoprev will hold 50.01% of common registered shares, representing 25.01% of total equity capital. BB Seguros and Odontoprev will account for the constitution of the initial share capital of Brasildental in proportion to their holdings.

Pending approval by regulators: None.

Effects of the decision on the transaction: Odontoprev will hold 50.01% of common registered shares, representing 25.01% of total equity capital of Brasildental.

c)     Companies involved

Bradesco Seguros S.A., Odontoprev S.A., Banco do Brasil S.A. and BB Seguridade Participações S.A.

326 – Reference Form – 2016

15. Control and economic group

d)    Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

15.8 - Other relevant information

Item 15.1/2

Other information about the controllers:

  Fundação Bradesco: participates in the share control of Bradesco (8.52% of the total capital). By virtue of being a public utility entity, it does not have shareholders to be identified. Bradesco's management (Board of Executive Officers and Board of Directors) compose the Managing Board of Fundação Bradesco, the highest Deliberative Body of this Entity; and
  BBD Participações S.A.: the other shareholders of BBD Participações S.A., holders of 46.24% of the total capital, not appointed in shareholding, all the individuals individually have no percentage higher than 3.5% of the total capital.

327 – Reference Form – 2016

15. Control and economic group

16. Transactions for related parties

16.1 - Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties

Bradesco, through its Policy on Transactions with Related Parties, consolidates the company's procedures with regard to cited transactions, in accordance with the norms issued by regulators, giving transparency of the process to our shareholders, investors and the market in General, ensuring the strict alignment with the interests of the Bradesco Organization according to the best practices of Corporate Governance.

To this end, the following transactions with related parties are forbidden:

  in conditions other than those of the market; and
  granting of loans or advances:

−       officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses;

−       relatives to the second degree, of the persons mentioned above;

−       the individuals or corporate entities that participate in the capital of Bradesco, with more than 10%, unless upon specific authorization of the Central Bank, in each case, when dealing with operations pegged for commercial effects resulting from transactions of purchase and sale or pledge of goods in limits that are set by the National Monetary Council, of a general character;

−       corporate entities in whose capital Bradesco participates with more than 10%; and

−       corporations, any Bradesco’s officers or managers, as well as their spouses and respective family members up to the second degree who own more than 10% of equity.

Bradesco's Policy on Related Party Transactions is available at http://www.bradescori.com.br.

16.2 - Information about transactions with related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	12/16/2011	3,593,329,000.00	17,345,808.23	Not applicable	48 months (maturity on 12.15.2015) Extended for a further 150 days	NO	0.0000
Relationship with the issuer	Affiliate
Contract Object	Management/issuance of magnetic cards and delivery of values in Reais, pre-established by the Contracting Party.
Collaterals and insurances

The provision of services between Banco Bradesco S.A. and CBSS (Visa Vale), does not present any characteristic that could cause any kind of "conflict of interest". The values of remuneration due to the Processor, are charged in accordance with the credit made to the cards of the employees, in conditions and rates that are compatible with those applied to third parties, in effect on the dates of the transactions.

Creditor or debtor	Debtor
Rescission or termination

Valid for 48 months and may be extended for 24 months by agreement between the parties. May be terminated at any time by either party upon written notice to the other party, with minimum antecedence of 30 days. There is no guarantee or insurance related to the contract (extended for a further 150 days).

Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	01/04/2010	8,849,000.00	8,849,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Affiliate
Contract Object

Sale of Products and Services of the CBSS, using the operating system, as well as the promotion and marketing of the CBSS products and services at the Bradesco network of subsidiaries and branches as well as analysis and monitoring of the credit outcome and possible liquidation of Client debts in the operations in which the condition of payment is term payment.

Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination

The agreement may be terminated with immediate effect, upon simple notification of the innocent party to the other, in the event of default or breach any of the clauses or conditions agreed, provided that the defaulting or infringing party does not abide by or settle their obligation within ten (10) days, counted from the receipt of the notice by the innocent party requesting the injunction; or in case of bankruptcy, judicial or extrajudicial settlement, beginning of the proceedings fro extrajudicial restructuring or if, by determination of relevant authority or entity, this agreement is suspended.

Type and reason for operation

328 – Reference Form – 2016

15. Control and economic group

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	12/04/2015	3,087,000.00	3,087,000.00	Not applicable	Maturity on 02/01/2025	NO	0.0000
Relationship with the issuer	Affiliate
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	12/31/2015	41,759,000.00	41,759,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Affiliate
Contract Object	Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	12/31/2014	114,231,000.00	114,231,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	12/31/2015	184,368,000.00	184,368,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Funds from Issuing of Securities – LF
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

329 – Reference Form – 2016

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	02/04/2014	637,903,000.00	637,903,000.00	Not applicable	Maturity on 02/01/2025	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	12/31/2015	942,262,000.00	942,262,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Crediare S.A. Crédito, Financiamento e Investimento	12/30/2015	223,874,000.00	223,874,000.00	Not applicable	Maturity on 01/04/2016	NO	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Post DCI
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Crediare S.A. Crédito Financiamento e Investimento	12/31/2015	2,428,000.00	2,428,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Receivable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

330 – Reference Form – 2016

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fidelity Processadora e Serviços	10/15/2014	115,491,000.00	115,491,000.00	Not applicable	Maturity on 02/01/2025	NO	0.0000
Relationship with the issuer	Affiliate
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fidelity Processadora e Serviços	02/22/2007	24,811,000.00	24,811,000.00	It is not possible to determine because of the variation according to the volume of services provided.	Not stated	NO	0.0000
Relationship with the issuer	Affiliate
Contract Object

The object of the contract is the provision of telemarketing services, both active and receptive, by Fidelity Processadora e Serviços to Banco Bradesco S.A. and its related companies, to Banco Bradesco customers, comprising all physical infrastructure and part of the technological infrastructure, either through its own employees and on its premises for the Contact Center Service.

Collaterals and insurances

Fidelity Processadora e Serviços undertakes to provide the services within the quality parameters contained in the Service Level Agreement and without interruption or adverse effect on the services. When, during the ordinary course of the provision of services, any disputes between the Bank and the Processor, related to the quality and performance of the Service Level Agreement, which cannot be resolved by the service managers of the Processor, they shall submit the issue to the Operational Advisory Committee.

Creditor or debtor	Debtor
Rescission or termination	Renewable every 12 months, signed 60 days prior to the expiration of its term.
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	12/31/2015	337,120,000.00	337,120,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Haitong Banco de Investimento Brasil	12/30/2015	740,390,000.00	740,390,000.00	Not applicable	Maturity on 04/01/2016	NO	0.0000
Relationship with the issuer	Joint Control
Contract Object	Commitment Transactions – LTN
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

331 – Reference Form – 2016

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
IBI Promotora de Vendas Ltda	12/31/2015	5,476,000.00	5,476,000.00	Not applicable	Maturity on 02/01/2025	NO	0.0000
Relationship with the issuer	Affiliate
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
IBI Promotora de Vendas Ltda	12/31/2013	133,000.00	133,000.00	Not applicable	Not stated	NO	0.0000
Relationship with the issuer	Affiliate
Contract Object	Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Livelo S.A.	12/31/2015	7,976,000.00	7,976,000.00	Not applicable	Maturity on 02/01/2025	NO	0.0000
Relationship with the issuer	Affiliate
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied

NCF Participações S.A.	12/23/2015	5,000,000,000.00	5,016,437,000.00	Not applicable	Not stated	NO	0.0000

Relação com o emissor	Controlling Shareholder
Objeto contrato	Financial Bills – plus the Selic referential variation rate, for the calculation of the fair value, have no quotation in asset markets, but whose pricing is observable, direct or indirectly.
Garantia e seguros	Not applicable
Credor ou devedor	Debtor
Rescisão ou extinção	Not applicable
Natureza e razão para a operação

332 – Reference Form – 2016

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	12/31/2015	183,179,000.00	183,179,000.00	Not applicable	12 months	NO	0.0000
Relação com o emissor	Controlling Shareholder
Objeto contrato	Payable Dividends and Bonuses
Garantia e seguros	Not applicable
Credor ou devedor	Debtor
Rescisão ou extinção	Not applicable
Natureza e razão para a operação

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Orizon do Brasil Processamento de Informações de Saúde Ltda.	06/28/2013	77,351,000.00	77,351,000.00	Not applicable	Maturity on 02/01/2025	NO	0.0000
Relationship with the issuer	Affiliate
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Prevsaúde Comercial de Produtos e de Benefícios de Farmácia Ltda.	12/31/2015	20,417,000.00	20,417,000.00	Not applicable	Maturity on 02/01/2025	NO	0.0000
Relationship with the issuer	Affiliate
Contract Object	Funds from Issuing of Securities - Debentures
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

16.3 - Identification of measures taken to deal with conflicts of interest and demonstration of the strictly commutative conditions agreed or of appropriate compensatory payment

Transactions listed in item 16.2, and related parties with controllers, subsidiaries and shared-control subsidiaries, are performed on values, usual market rates and deadlines or of previous negotiations, under mutual conditions or with compensatory payments and therefore do not generate any benefit or prejudice to either party.

The Management has structure of internal controls to ensure that transactions are in similar conditions to those that could be established with unrelated parties.

In case of violations of the provisions of item 16.1, the case will be forwarded to the Committee on Ethical Conduct, subordinate to the Board of Directors, which will adopt the appropriate penalties, alerting that it qualifies as a crime and those who responsible for such act shall subject to the penalties referred to in the legislation in force

16.4 - Other relevant information

There is no further information that we believe to be significant.

333 – Reference Form – 2016

16. Transactions for related parties

17. Capital Stock

17.1 - Information on the share capital

Date of authorization or approval	Value of capital (Real)	Payment term	Number of common shares (units)	Number of preferred shares (units)	Total number of shares (units)
Capital type	Capital Issued		2,776,801,011	2,776,800,721	5,553,601,732
03/10/2016	51,100,000,000.00
Capital type	Subscribed Capital		2,776,801,011	2,776,800,721	5,553,601,732
03/10/2016	51,100,000,000.00
Capital type	Paid-Up Capital		2,776,801,011	2,776,800,721	5,553,601,732
03/10/2016	51,100,000,000.00

17.2 - Capital Increases

2016

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
03/10/2016	Shareholders’ Meeting	03/10/2016	8,000,000,000	Subscription private	252,436,456	252,436,429	504,872,885	10.00000	15.85	R$ per unit
Criteriafor determining the issue price

The cost assigned to the actions subsidized, regardless of currency, fulfills the requirements of Law No. 9,247 of 12.26.1995, and those of the First Paragraph of Article 47 of the Normative Instruction No. 1,022, of 04.05.2010, of the Brazilian revenue service.

Payment term	Not Applicable. It is 10% bonus in shares, attributable to the company's shareholders, free of charge, one (1) new share for each ten (10) shares of the same type that holders own on the base date.

2015

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription / Previous Capital	Issuing price	Rating factor
03/10/2015	Shareholders’ Meeting	03/10/2015	5,000,000,000	Subscription private	420,727,426	420,727,382	841,454,808	20.00000	5.94	R$ per unit
Criteriafor determining the issue price

The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247 of 12.26.1995, and those of the First paragraph of Article 47 of the Normative Instruction No. 1,022, of 04.05.2010, of the Brazilian revenue service.

Payment term	Not Applicable. It is 20% bonus in shares, attributable to the company's shareholders, free of charge, two (2) new shares for each ten (10) shares of the same type that holders own on the base date.

2014

There was no capital stock increase in 2014.

334 – Reference Form – 2016

16. Transactions for related parties

2013

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/Previous Capital	Issuing price	Rating factor
03/11/2013	Shareholders’ Meeting	03/11/2013	8,000,000,000	Subscription private	191,239,739	191,239,719	382,479,458	10.00000	20.92	R$ per unit
Criteriafor determining the issue price

The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of the First Paragraph of Article 47 of Normative Instruction No. 1,022, of 04.05.2010, of the Brazilian revenue service.

Payment term	Not Applicable. It is 10% bonus in shares, giving the company's shareholders, free of charge, one (1) new share for every ten (10) shares of the same type that were owned.

17.3 - Information about developments, grouping and stock bonuses

2016

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
03/10/2016	2,524,364,555	2,524,364,292	5,048,728,847	2,776,801,011	2,776,800,721	5,553,601,732

2015

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
03/10/2015	2,103,637,129	2,103,636,910	4,207,274,039	2,524,364,555	2,524,364,292	5,048,728,847

2014

There were no developments, grouping or stock bonuses in 2014.

2013

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
03/11/2013	1,912,397,390	1,912,397,191	3,824,794,581	2,103,637,129	2,103,636,910	4,207,274,039

335 – Reference Form – 2016

17. Capital stock

17.4 - Information on the share capital

Reasons for not filling out table:

In the fiscal years of 2013, 2014 and 2015, as well as up to 05.31.2016, there was no reduction in the capital of the Company.

17.5 - Other relevant information

There is no further information that we believe to be significant.

336 – Reference Form – 2016

17. Capital stock

18. Securities

18.1 - Stock Rights

Kind of shares or CDA	Common
Tag along	100.000000
Entitled to dividends

Minimum mandatory dividend - According to item III of Art. 27 of the Bylaws, shareholders are entitled to, in each fiscal year, by virtue of minimum mandatory dividends, 30% of the net income, adjusted by reducing or increasing the values specified in items I, II and III of Art. 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum percentage of 25% set by paragraph 2 of Art. 202 of Law No. 6,404/76.

Intermediate Dividends - The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, especially twice a year or on a monthly basis, to the existing Accumulated Profits or Profit Reserves accounts (paragraph 1 of Art. 27 of the Bylaws). They may also authorize the distribution of Interest on Shareholders’ Equity to replace, in part of in full, the interim dividends (paragraph 2 of Art. 27 of the Bylaws).

Right to vote	Full
Convertibility	No
Right to reimbursement of capital	Yes
Description of the features of the repayment of capital	The common shares are entitled to repayment of capital, however preferred shares have priority in the reimbursement of Capital in the event of liquidation of the company.
Restriction to movement	No
Conditions for modification of the rights secured by such securities	These Bylaws do not include any additional conditions to those provided for in the law so that there cannot be any changes to the rights secured by securities issued by the Company.
Possibility of redeeming shares or quotas	No
Other relevant features	There are no other features that we believe to be relevant.

Kind of shares or CDA	Preferred
Tag along	80.000000
Entitled to dividends

Minimum mandatory dividend - According to item III of Art. 27 of the Bylaws, shareholders are entitled to, in each fiscal year, by virtue of minimum mandatory dividends, 30% of the net income, adjusted by reducing or increasing the values specified in items I, II and III of Art. 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum percentage of 25% set by paragraph 2 of Art. 202 of Law No. 6,404/76.

Intermediate Dividends - The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, especially twice a year or on a monthly basis, to the existing Accumulated Profits or Profit Reserves accounts (paragraph 1 of Art. 27 of the Bylaws). They may also authorize the distribution of Interest on Shareholders’ Equity to replace, in part of in full, the interim dividends (paragraph 2 of Art. 27 of the Bylaws).

Right to vote	Without Right
Convertibility	No
Right to reimbursement of capital	Yes
Description of the features of the repayment of capital	The preferred shares have priority in the reimbursement of Capital in the event of liquidation of the company.
Restriction to movement	No
Conditions for modification of the rights secured by such securities	These Bylaws do not include any additional conditions to those provide for in the law so that there cannot be any changes to the rights secured by securities issued by the Company.
Possibility of redeeming shares or quotas	No
Other relevant features	Preferred shares do not have voting rights, except as indicated in Article 111, paragraph 1 of the Brazilian Corporate Act.

337 – Reference Form – 2016

17. Capital stock

18.2 - Description of any statutory rules which limit the voting rights of shareholders significantly or lead them to carry out public offering

There are no statutory rules which limit the voting rights of shareholders significantly or lead them to carry out public offering.

18.3 - Description of exceptions and suspensive clauses relating to political or economic rights laid down in the Bylaws

There are no exceptions or suspensive clauses relating to political or economic rights laid down in the Bylaws.

18.4 - Volume of negotiations and major and minor quotes of securities traded

Fiscal Year	12/31/2015
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor	Average daily value
03/31/2015	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,090,247,270	30.54	25,84 R$ Per unit	27.84
06/30/2015	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,308,860,304	30.73	24,45 R$ Per unit	27.43
09/30/2015	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,052,828,833	27.67	21,87 R$ Per unit	24.98
12/31/2015	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,984,112,137	26.35	20,45 R$ Per unit	23.22
03/31/2015	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	17,190,905,111	30.48	25,80 R$ Per unit	27.86
06/30/2015	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	15,354,384,415	30.84	25,50 R$ Per unit	28.27
09/30/2015	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	17,502,582,019	27.86	19,80 R$ Per unit	23.79
12/31/2015	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	18,282,144,174	23.53	18,98 R$ Per unit	20.67

Fiscal Year	12/31/2014
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor	Average daily value
03/31/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,035,090,396	25.99	20,57 R$ Per unit	22.34
06/30/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,735,886,765	28.28	24,12 R$ Per unit	26.20
09/30/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,664,899,383	31.84	24,51 R$ Per unit	28.32
12/31/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,920,309,333	30.78	22,82 R$ Per unit	27.32
03/31/2014	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	13,776,031,371	23.59	18,71 R$ Per unit	20.55
06/30/2014	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	16,350,832,103	26.71	23,41 R$ Per unit	25.13
09/30/2014	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	18,365,637,252	32.03	24,09 R$ Per unit	27.74
12/31/2014	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	21,979,503,335	31.91	23,50 R$ Per unit	27.81

338 – Reference Form – 2016

18. Securities

Fiscal Year	12/31/2013
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor	Average daily value
03/31/2013	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,677,621,113	26.10	22,57 R$ Per unit	24.23
06/30/2013	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,107,527,295	26.77	21,83 R$ Per unit	24.97
09/30/2013	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,678,638,254	27.39	21,12 R$ Per unit	23.92
12/31/2013	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,723,081,011	27.98	22,79 R$ Per unit	25.57
03/31/2013	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	14,879,445,255	25.40	22,64 R$ Per unit	24.12
06/30/2013	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	15,644,316,925	25.81	19,87 R$ Per unit	23.59
09/30/2013	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	15,358,872,737	23.46	18,76 R$ Per unit	20.99
12/31/2013	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	13,422,333,522	24.53	20,52 R$ Per unit	22.68

18.5 - Other securities issued in Brazil

Reason for not completing the chart:

There are no other securities issued in the country.

18.6 - Brazilian Markets in which securities are admitted to trading

Our shares comprise Brazil’s main stock indexes, including indexes that measure the total return of a theoretical portfolio comprising 50 and 100 shares, respectively, selected among the most traded shares on BM&FBovespa, in terms of liquidity (“IBrX-50” and “IBrX-100”); the Brasil Amplo Index ("IBrA"); Financial Index ("IFNC"), comprised by banks, insurance companies and financial institutions; Corporate Sustainability Index ("ISE"); Special Corporate Governance Stock Index ("IGCX"); Corporate Governance Trade Index ("IGCT"); Special Tag-Along Stock Index (“ITAG”); index comprising shares of the companies that are part of the IBrX-50 and that agreed to take part in this initiative by adopting transparent greenhouse gas emission practices ("ICO2"); and the index which measures the return of a portfolio composed of the highest cap companies listed ("Mid – Large Cap Index – MLCX"). Abroad, Bradesco shares are listed on the Dow Jones Sustainability World Index of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

18.7 - Information about class and kinds of securities admitted for trading in foreign markets

ADR-BBD

a)      Country: United States of America

b)      Market: Secondary

c)      Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)

d)      Date of admission for trading: 10/01/2001

e)      If any, indicate the trading segment: Tier II

f)       Start date of listing in the trading segment: 11/21/2001

g)      Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 54.6%

h)      If any, proportion of overseas deposit certificates for each class and type of actions: 1:1 (one ADR for each preferred share)

i)        If any, depositary bank: The Bank of New York Mellon

j)        If any, custodian institution: Banco Bradesco S.A.

339 – Reference Form – 2016

18. Securities

ADR - BBDO

a)      Country: United States of America

b)      Market: Secondary

c)      Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)

d)      Date of admission for trading: 03/13/2012

e)      If any, indicate the trading segment: Tier II

f)       Start date of listing in the trading segment: 03/13/2012

g)      Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.2%

h)      If any, proportion of overseas deposit certificates for each class and type of actions: 1:1 (one ADR for each common share)

i)        If any, depositary bank: The Bank of New York Mellon

j)        If any, custodian institution: Banco Bradesco S.A.

GDR – XBBDC

a)      Country: Spain

b)      Market: Secondary

c)      Entity manager from the market in which securities are admitted for trading: Madrid Stock Exchange

d)      Date of admission for trading: 02/16/2001

e)      If any, indicate the trading segment: Latibex

f)       Start date of listing in the trading segment: 02/16/2001

g)      Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.03%

h)      If any, proportion of overseas deposit certificates for each class and type of actions: 1:1 (one GDR for each preferred share)

i)        If any, depositary bank: Iberclear

j)        If any, custodian institution: CBLC

340 – Reference Form – 2016

18. Securities

18.8 - Securities issued abroad

Security value	Subscription bonus
Identification of the security value	Global Medium - Term Note - 59 Series - England
Date of issue	05/16/2011
Maturity	05/16/2016
Quantity (Units)	1
Total nominal value (Real)	815,850,000.00
Outstanding debit balance on the closing date of the last fiscal year	1,952,400,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.12.
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

Security value	Subscription bonus
Identification of the security value	Global Medium - Term Note - 59 Series - England
Date of issue	01/12/2012
Maturity	01/12/2017
Quantity (Units)	1
Total nominal value (Real)	1,429,920,000.00
Outstanding debit balance on the closing date of the last fiscal year	3,123,840,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.12.
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

341 – Reference Form – 2016

18. Securities

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	09/29/2009
Maturity	09/29/2019
Quantity (Units)	1
Total nominal value (Real)	1,249,650,000.00
Outstanding debit balance on the closing date of the last fiscal year	2,928,600,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	No
Chance and calculation of the redemption value	Not Applicable
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	08/16/2010
Maturity	01/16/2021
Quantity (Units)	1
Total nominal value (Real)	1,832,820,000.00
Outstanding debit balance on the closing date of the last fiscal year	4,295,280,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.12.
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

342 – Reference Form – 2016

18. Securities

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	01/13/2011
Maturity	01/16/2021
Quantity (Units)	1
Total nominal value (Real)	835,050,000.00
Outstanding debit balance on the closing date of the last fiscal year	1,952,400,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.12.
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	03/01/2012
Maturity	03/01/2022
Quantity (Units)	1
Total nominal value (Real)	1,886,720,000.00
Outstanding debit balance on the closing date of the last fiscal year	4,295,280,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.12.
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

343 – Reference Form – 2016

18. Securities

18.9 - Distribution public offerings made by the issuer or by third parties, including controllers and related companies and subsidiaries, relating to securities of the issuer

In 2015, 2014 and 2013, there were no distribution public offerings made by the issuer or by third parties, including controllers and related companies and subsidiaries, relating to securities of the issuer.

18.10 - Use of proceeds from public offerings for distribution and any deviations

Should the issuer have made a public offering for distribution of securities, the officers should comment on:

a)    how funds from the offering were used

There was no public offering for distribution of securities in 2015, 2014 nor 2013.

b)    if any material deviations occurred between the effective use of funds and the funding proposals disclosed in the respective offering memorandum

There was no public offering for distribution of securities in 2015, 2014 nor 2013.

c)    in case of deviation, explain its reasons

There was no public offering for distribution of securities in 2015, 2014 nor 2013.

18.11 - Description of takeover bids made by the issuer in respect of shares issued by third parties

For 2015, 2014 and 2013, there were no takeover bids made by the issuer in respect of shares issued by third parties.

18.12 - Other relevant information

For greater effect of comparability, in item 18.4, the major and minor stock quotes have been adjusted according to the corporate events occurring during those periods.

Below are the major and minor quotes(*) of the shares (without proper adjustments) in the respective periods.

Common Shares			Preferred Shares
Date	Minimum	Maximum	Date	Minimum	Maximum
1T2013	33.37	38.16	1T2013	32.62	38.40
2T2013	29.80	35.92	2T2013	27.85	35.06
3T2013	28.54	36.11	3T2013	26.00	31.70
4T2013	30.90	36.99	4T2013	28.16	33.07
1T2014	27.35	33.61	1T2014	25.27	31.19
2T2014	31.60	36.30	2T2014	30.99	35.32
3T2014	32.28	40.94	3T2014	31.93	41.64
4T2014	31.42	39.57	4T2014	32.80	41.00
1T2015	28.94	37.78	1T2015	28.60	38.07
2T2015	25.92	31.86	2T2015	27.28	32.45
3T2015	23.24	28.47	3T2015	21.01	29.17
4T2015	20.50	26.85	4T2015	19.08	24.25

(*) It is considered the closing value.

344 – Reference Form – 2016

18. Securities

Addition to item 18.8: Describe securities issued abroad indicating:

I. a) GLOBAL MEDIUM-TERM NOTE – 53 Series – due on 05/16/2016

a.     identification of the security: GLOBAL MEDIUM-TERM NOTE – 53 Series – England

b) Quantity	c) Total nominal value	d) Date of issue	e) outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$500 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$500,000,000.00	05/16/2011 05/16/2016 (maturity)	US$500,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible
  possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Agency Grand Cayman, of the laws of the Cayman Islands, or when the Issuer is New York Bradesco Agency,  of the laws of the United States of America or the State of New York, or any political subdivision or taxing authority in or of Brazil, or, as the case may be, on or of the Cayman Islands, of the United States of America or of the State of New York, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges ("Minimum Level of Retention"), the Issuer may (subject to the prior approval of the Central Bank), at its discretion, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to holders of notes (warning this will be irrevocable), redeem all (but not only) the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with accrued interest (if any) about the same, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the notes were won on occasion the Issuer will not have the right to redeem the notes case becomes obligated to pay additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will be effected on the date of payment to the respective holders of the Notes.

i.     Characteristics of the securities

i) Maturity, including the conditions of prepayment:

Maturity: 05/16/2016

345 – Reference Form – 2016

18. Securities

Prepayment events (Default):

i.       the Issuer fails to pay any amount of principal in respect of Notes within two working days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to Notes within five working days of the due date of the payment of such interest; or

ii.      (a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable; (b) any such Debt becomes (or may be declared) won and chargeable before its due date specified, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any subsidiary fails to pay when due any amount payable by him under the terms of any Guarantee of any debt; since the amount of the debt referred to in subparagraph (a) or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceed US$25,000,000 (or its equivalent in any other currency or currencies); or

iii.    the Issuer fails to duly perform or observe any other obligation or agreement relevant in relation to the notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the Notes, and such noncompliance persists for a period of 30 days after it has occurred; or

iv.     any relevant statement or warranty of the Issuer in the Dealer Agreement or in the Subscription Agreement or in any other formal document in relation to the Dealer Agreement or the Subscription Agreement or the issuing of notes of the relevant Series or any series is incorrect, incomplete or misleading in any respect relevant when it was made; or

v.      the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not honor or are unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors rights and that is similar to a law of bankruptcy or (d) consents by way of reply or otherwise, to a petition for bankruptcy started against him or any other spontaneous action or process; or

vi.     any governmental authorization necessary to fulfill any obligation of the Issuer under the Indenture Trustee, the Payment Agent Agreement or relevant Series of Notes, or of any of these is not signed or does not enter into full force and effect or not remain valid and subsisting; or

vii.    is or will be illegal for the Issuer to perform or observe any one or more of their obligations under any of the relevant Series of Notes, or any of them; or

viii.  Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or

ix.     the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervenor is designated to the Issuer, or the Central Bank of Brazil declares extrajudicial liquidation of the Issuer pursuant to Brazilian Law No. 6,024/74, and subsequent amendments or any subsequent legal devices; or

x.      any event that occurs in accordance with the laws of Brazil, or, where the Issuer is the Bradesco Agency Grand Cayman, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above.

ii) Interest:

4.125% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

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18. Securities

iv) In the absence of any warranty, if the credit is chirographary or subordinate

Chirographary credit.

v) Any restrictions imposed on the issuer in relation

•       on the distribution of dividends

None.

•       on the sale of certain assets

The Issuer shall not, without the consent in writing of the holders of two-thirds of the Notes outstanding, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets or assets to any other person unless:

             i.          the company formed by such a consolidation, or with which the Issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer ("Successor Company") are obliged to assume the due and timely payment of the principal and interest on all notes and all other obligations of the Issuer under the Indenture Trustee the Payment Agent Agreement and Notes;

            ii.          immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;

           iii.          after any public announcement of any consolidation, merger, sale or transfer, but in any case before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two members of the Board of Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspensive conditions hereof in respect of such transaction (except the suspensive condition laid down in (ii) (above) are met and (b) an opinion of counsel independent of known reputation on the relevant legal issues; and

           iv.          the Successor Company should agree expressly to (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had been such a consolidation, merger, sale or transfer.

No Successor Company shall have the right to redeem the notes unless the issuer had the right to redeem the notes under similar circumstances.

When from the consolidation, merger, sale or transfer in accordance with this condition, the Successor Company should succeed the Issuer and replace it and may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

•       on the hiring of new debt

The Issuer agrees that if any Note or Coupon remain outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that, ensuring the notes equally and proportionally to the satisfaction of the Trustee or grants other collateral for the notes as must be approved by Special Resolution of the Holders of most of the principal of the outstanding notes. Nothing here will prevent or prohibit the Issuer expressly granting sureties without warranty or guarantees of any kind, including contractual guarantees at the request of or on behalf of their clients in favor of third parties as part of the normal course of business of the Issuer.

•       on the issue of new securities

None.

•       the corporate transactions made involving the issuer, its controllers or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

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vi) Conditions for modification of the rights secured by such securities

Meetings of holders of securities, modification, waiver and Substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings of holders of Notes of any series to discuss any matter affecting their interests, including (without limitation constitutes) the modification of the terms and conditions of the notes or the indenture Trustee. An Extraordinary Resolution passed at any meeting of holders of Notes of any series will force all holders of such notes Series, whether or not they are present in the Shareholders’ Meeting, and all holders of Coupons related to Notes in such Series.

The Trustee may agree, without the consent of the holders of Notes or Coupons (if any) of any Series, to any modification (subject to certain exceptions) to, or waiver of or authorization of any breach or violation of any terms or conditions of proposed banknotes or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the holders of such Notes or coupons, or any modification of formal nature, minor or technical or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute an event of default shall not constitute such an event of default, since, in the opinion of the Trustee, such an event does not significantly harm the interests of holders of Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will oblige holders of Notes and Coupons (if any) of the relevant Series and (unless otherwise agreed by the Trustee) any such modification must be reported to holders as soon as possible.

vii) Other relevant features

All relevant features are described above.

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II. GLOBAL MEDIUM-TERM NOTE – 59 Series – due on 01/12/2017

  identification of the security: GLOBAL MEDIUM-TERM NOTE – 59 Series – England
b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$800 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$800,000,000.00	01/12/2012 01/12/2017 (maturity)	US$800,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible
  possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Agency Grand Cayman, of the laws of the Cayman Islands, or when the Issuer is New York Bradesco Agency, of the laws of the United States of America or the State of New York, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, of the United States of America or the State of New York, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such date, or on any other date specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges ("Minimum Level of Retention"), the Issuer may (subject to the prior approval of the Central Bank), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to holders of Notes (warning this will be irrevocable), redeem all (but not only) the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the notes were won on occasion the Issuer will not have the right to redeem the notes case becomes obligated to pay additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

ii) formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will be effected on the date of payment to the respective holders of the Notes.

i.   Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: 01/12/2017

Prepayment events (Default):

(i)      the Issuer fails to pay any amount of principal in respect of the Notes within two working days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within five working days of the due date of the payment of such interest; or

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(ii)     (a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay when due any amount payable by him under the terms of any Guarantee of any debt; since the amount of the debt referred to in subparagraph (a) or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$25,000,000 (or its equivalent in any other currency or currencies); or

(iii)   the Issuer fails to duly perform or observe any other obligation or agreement relevant in relation to the notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the notes, and such noncompliance persists for a period of 30 days after they have occurred; or

(iv)    any statement or warranty of the Issuer in the Dealer Agreement or in the Subscription Agreement or in any other formal document in relation to the Dealer Agreement or the Subscription Agreement or the issuing of relevant Series of Notes or any series is incorrect, incomplete or misleading in any respect relevant when were made; or

(v)     the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process; or

(vi)    any governmental authorization necessary to fulfill any obligation of the Issuer under the Indenture Trustee, the Payment Agent Agreement or the relevant Series of Notes, or of any of these, is not signed or does not enter into full force and effect or does not remain valid and subsisting; or

(vii)  it is or will be illegal for the Issuer to perform or observe any one or more of its obligations under any of the relevant Series of Notes, or any of them; or

(viii) Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or

(ix)    the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervenor is designated to the issuer, or the Central Bank of Brazil declares extrajudicial liquidation of the Issuer pursuant to Brazilian Law No. 6,024/74, and subsequent amendments, or any subsequent devices of such a law; or

(x)     any event that occurs in accordance with the laws of Brazil, or, where the issuer is the Bradesco Agency Grand Cayman, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above.

ii) Interest:

4.5% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is chirographary or subordinate

Chirographary credit.

v) Any restrictions imposed on the issuer in relation

•       on the distribution of dividends

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None.

•       on the sale of certain assets

The issuer shall not, without the consent in writing of the holders of two-thirds of the outstanding notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

(i)      the company formed by such a consolidation, or with which the issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets or assets of the Issuer ("Successor Company") is obliged to assume the due and timely payment of the principal and interest on all Notes and all other obligations of the Issuer under the Indenture Trustee of the Payment Agent Agreement and Notes;

(ii)    immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;

(iii)   after any public announcement of any consolidation, merger, sale or transfer, but in any case before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspensive conditions hereof in respect to such a transaction (except the suspensive condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and

(iv)   the Successor Company should agree expressly to (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had been such a consolidation, merger, sale or transfer.

No Successor Company shall have the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When occurs consolidation, merger, sale or transfer in accordance with this condition, the Successor Company should succeed the Issuer and replace it and may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

•       on the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that, ensuring the Notes is equally and proportionally to the satisfaction of the Trustee or grant other collateral for the Notes as must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer expressly granting sureties without warranty or guarantees of any kind, including contractual guarantees at the request of or on behalf of their clients in favor of third parties as part of the normal course of business of the Issuer.

•       on the issue of new securities

None.

•       the corporate transactions made involving the issuer, its controllers or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

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18. Securities

vi) Conditions for modification of the rights secured by such securities

Meetings of holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings of holders of Notes of any series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the indenture Trustee. An Extraordinary Resolution passed at any meeting of holders of Notes of any series will oblige all holders of the notes of such a Series, whether or not they are present in the Shareholders’ Meeting, and all holders of Coupons related to Notes in such Series.

The Trustee may agree, without the consent of the holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of or authorization of any breach or violation of any terms or conditions of the proposed banknotes or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the holders of such Notes or Coupons, or any modification of formal nature, minor or technical or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute an event of default shall not constitute such an event of default, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the holders of the Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) any such modification must be reported to the holders as soon as possible.

vii) Other relevant features

All relevant features are described above.

III.  SUBORDINATED DEBT – US$750.000.000 – due on 09/29/2019

a. identification of the security: Subordinated Debt – United States of America

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$750 million that can be split into fractions in minimum denominations of US$100,000.00 and multiples of US$1,000.00 onwards	US$750,000,000.00	09/29/2019 09/29/2019 (maturity)	US$750,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible
  possibility of redemption

i) Chance of redemption

The Issuer will not be entitled to redeem all or part of the securities prior to their maturity.

ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will be effected on the date of payment to the person in whose name the notes are registered at the close of transactions, at New York City time, on the 10th business day before that date of payment. The Notes need not be delivered for the payment of the principal, interest or other amounts to be received, except with respect to a redemption or the final payment of the principal on the maturity date.

i.    Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: 09/29/2019.

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Prepayment:

Prepayment events (Default)

•       the Issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;

•       the Issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration except by virtue of a deferral of interest and this default persists for 15 days;

•       a court or agency or supervisory authority in the Cayman Islands or in Brazil (1) initiates a process or approves a decision or declaratory judgment of bankruptcy under any bankruptcy, insolvency, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities law or similar law, or the dissolution or liquidation of the Issuer's business, or judging the Issuer bankrupt or insolvent or (2) approves a decision or order approving, as duly registered, a petition pleading the reorganization of the Issuer and its agreement with creditors pursuant to any applicable law, except for a permitted reorganization according to the deed, (3) approves a decision or order appointing a custodian, manager, liquidator, assignee, intervenor or other similar authority to the Issuer or all or substantially all of its assets, and such processes, decision or order have not been canceled or remain at full effectiveness for 60 days, or (4) any event occurs in accordance with the laws of Brazil or of the Cayman Islands that has an effect analogous to that of the events above; or

•       the Issuer comes with a request for self-bankruptcy, or a process in accordance with any applicable bankruptcy, insolvency or reorganization law, or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the Issuer consents, by way of reply or otherwise, with the delivery of a decision or declaratory judgment of bankruptcy in an action or involuntary process pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, or another similar law, or the commencement of any action or bankruptcy or insolvency proceedings against the Issuer or its dissolution or any event that, in accordance with the laws of Brazil or of the Cayman Islands, has a similar effect to any of the above events.

If an event of default described in the third and fourth points above occurs and persists, the principal of the Notes and the interest due and not paid on all Notes will become immediately due and payable without declaration or any act on the part of the trustee or of any holders of Notes. However, the Issuer will be required to make payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to subordination provisions specified in the deed.

ii) Interest

6.75% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is chirographary or subordinate

Subordinated CDB:

v) Any restrictions imposed on the issuer in relation

•       on the distribution of dividends

None.

•       on the sale of certain assets

Merger, acquisition, Sale or Transfer

Without the consent of the holders of no less than 66 2/3% of the aggregate principal amount of the Notes open, the Issuer will not make any consolidation or amalgamation with any other person or divest or transfer all or substantially all of its assets or all or substantially all of its assets and liabilities (including the Notes issued in accordance with the deed) to any other person unless thereafter:

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•       the person consisting of such consolidation or with which the Issuer made a merger, or the person who acquires all or substantially all the property and assets of the Issuer or all or substantially all of the assets and liabilities of the Issuer (including the Notes issued according to the deed) expressly assumes the due and timely payment of the principal and interest on all Notes and compliance with, and observance of, all the obligations contained in the deed and the Notes that must be complied with and observed by the Issuer;

•       immediately after the entry into force of such a transaction, no event of default or event that, by means of warning, the course of time or other conditions would become an event of default has occurred and persists, and no obligation or agreement specified in the deed or in the Notes has been significantly violated; and

•       the person consisting of such consolidation or with which the Issuer made a merger, or the person who acquires all or substantially all of its assets and the assets of the Issuer or all or substantially all of the assets and liabilities of the Issuer (including the Notes issued under the Indenture) deliver to the Trustee a certificate of an Officer and an opinion from a counsel stating that the consolidation, merger, sale or transfer, and an additional deed in relation to the transaction if it is required, stating that such additional deed is according to the deed and that all the suspensive conditions laid down in the deed in relation to the transaction have been met.

In addition, the above conditions shall apply only if the Issuer wishes to do a merger or consolidation with another entity or sell its assets substantially as a whole to another entity. The Issuer does not need to meet these conditions if he enters into other types of transactions, including any transaction in which he acquires the stock or assets of another entity, any transaction that involves a change in the Issuer's control, but in which there is no merger or consolidation, and any transaction in which the Issuer sells less than substantially all of its assets.

•       on the hiring of new debt

None.

•       on the issue of new securities

None.

•       the corporate transactions made involving the issuer, its controllers or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for modification of the rights secured by such securities

Modifications which do not require approval

The Issuer and the trustee may once, without the prior consent of the holders of Notes, modify the terms and conditions of the notes only to meet the requirements of the Central Bank to qualify as capital Level 2 notes according to CMN Resolution No. 3,444/07, and subsequent amendments. The Issuer will not be authorized to make any modification without the consent of the holders of notes if such modification affects in any way the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the open notes, the classification of notes or the original date of maturity of the notes.

The trustee shall obtain the opinion of the Issuer's Brazilian lawyer, describing the modifications to the terms and conditions of the notes required by the Central Bank to qualify as capital Level 2 notes. When receiving such an opinion of the counsel, the Issuer shall sign a deed which shall be ratified, a new form of note and any other document necessary to deploy the necessary modifications required by the Central Bank.

The Issuer and the trustee also may, without the consent of the holders of notes, modify the deed for certain specific purposes, including, among other things, to provide for the issuance of additional notes, fix flaws and ambiguities, inconsistencies or include any other provisions relating to issues or questions relating to the deed, provided that such a correction or added provision will not adversely affect the interests of holders of notes in any relevant aspect.

Modifications which require approval

In addition, the deed may be modified by the Issuer and trustee with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes. However, no modification can, without the consent of the holder of each open note affected by such modification:

  change the due date of any payment of the principal or of any portion of interest on any note;
  reduce the amount of principal or interest rate, or modify the method of calculating the amount of the principal or interest payable on any date;
  change any place of payment in which the principal or interest on the notes shall be paid;
  change the currency in which the principal or interest on the notes shall be paid;
  impair the right of holders of notes to initiate an action to execute any payment by the due date or thereafter;
  modify the provisions of subordination of the deed in a way which adversely affects the holders of the notes;
  reduce the percentage of the principal amount of the notes outstanding holders whose consent is required for any modification of, or renunciation of observing any provision of the deed or breach and its consequences; or
  modify the provisions summarized in this paragraph or the provisions of the indenture relating to waivers to breach passed, except for increasing any percentage or providing that other provisions of the indenture cannot be modified or waived without the consent of each holder of a note affected by such modification.

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After a modification described in the previous paragraph, the Issuer is obliged to send through the fiduciary agent, a notice to shareholders describing briefly such modification. However, the fact of not sending such notice to holders of notes, or any error in the notice, shall not affect the validity of the modification.

The trustee may at any time summon a meeting of the holders of notes. The Issuer or the holders of at least 10% of the aggregate principal amount of the notes outstanding may convene a meeting if the Issuer or such holders have written request to the trustee to convene such a meeting and the trustee has not sent such notice of summons within 20 days of receipt of the request. Meeting summons shall include the time and place of the Meeting and a general description of the measure it proposes to take in the Meeting, and shall be delivered not less than 30 days and not more than 60 days before the date of the Meeting, except that all notices of meetings re-summoned after the postponement must be given with not less than 10 days and not more than 60 days before the date of the Meeting. In any meeting, the presence of holders of notes who hold an aggregate principal amount enough to take the measure for which the meeting was convened, will constitute a quorum. Any modifications or waivers to the deed or to the notes shall be final and shall oblige all holders of notes, whether or not they have given their consent (unless required under the indenture) or were present at any meeting duly convened.

vii) Other relevant features

Other relevant features are described above.

IV. SUBORDINATED DEBT – US$1,600,000,000 – due on 01/16/2021

a.  identification of the security: Subordinated Debt – United States of America

b) Quantity	c) Total nominal value	d) Date of issue	e) outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$1,6 billion that can be split into fractions in minimum denominations of US$100,000.00 and multiples of US$1,000.00 onwards	US$1,600,000,000 (1)	08/16/2010 and 01/13/2011 01/16/2021 (maturity)	US$1,100,000,000.00 US$500,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible

(1) The value in question refers to: (i) Uptake in 08/16/2010 in the amount of US$1,100,000,000.00 and (ii) Reopening on 01/13/2011 with funding in the amount of US$500,000,000.00.

355 – Reference Form – 2016

18. Securities

  possibility of redemption

i) Chance of redemption

The Issuer will not be entitled to redeem all or part of the securities before its expiration date, except as provided below in "early redemption through Tax Event."

Early redemption through tax event

On any interest payment date, with the prior approval of the Central Bank and any other government authority (if applicable), the bonds can be redeemed after the occurrence of the Tax event (term as defined below). In the case of redemption after a Tax Event, the bonds will be redeemed by the buy-back price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of such redemption, including any additional amounts.

In the case of a Tax Event, the Issuer is obliged, before exercising its right to redemption, to deliver to the Trustee a written notice along with a certificate from the direction of Banco Bradesco S.A. and the legal opinion of a Brazilian lawyer, both in a form satisfactory to the Trustee, confirming that it has the right to exercise such right of redemption.

"Tax Event" means the determination by the Issuer that, immediately before sending the appropriate warning on applicable interest payment date, the issuer would be obliged, for reasons beyond its control, to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments of the bonds were subject to withholding or deduction at a rate of (a) 15% in the case of any taxes applied in Brazil, (b) 25% in the case of taxes applied in Brazil about sums paid to residents of countries where income is exempt from taxes or subject to an income tax rate with 20% limit, or when the laws of such a country or place impose restrictions on disclosure (i) shareholder composition; or (ii) the investment property; or (iii) the beneficiary of the property income paid to non-resident persons, pursuant to the Law No. 9,779/99, (c) 0% in the case of any taxes applied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date on which the Issuer designates such payment agent and in each of these cases, the Issuer cannot avoid such circumstance through reasonable measures.

ii) Formula for calculating the redemption value:

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the person in whose name the notes are registered at the close of transactions, at New York City time, on the 10th business day before that date of payment. The notes need not be delivered to the payment of principal, interest or other amounts to be received, except with respect to a redemption or the final payment of principal on the maturity date.

  Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: 01/16/2021.

Prepayment:

Prepayment events (Default)

  the Issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;
  the Issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration except by virtue of a deferral of interest and this default persists for 15 days;
  a court or agency or supervisory authority in the Cayman Islands or in Brazil (1) initiates a process or approves a decision or declaratory judgment of bankruptcy under any bankruptcy, insolvency, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities law or similar law, or the dissolution or liquidation of the Issuer's business, or judging the Issuer bankrupt or insolvent or (2) approves a decision or order approving, as duly registered a petition pleading the reorganization of the Issuer and its agreement with creditors pursuant to any applicable law, except for a permitted reorganization according to the Deed, (3) approves a decision or order appointing a custodian, manager, liquidator, assignee, intervenor or other similar authority to the Issuer or all or substantially all of its assets, and such processes, decision or order have not been canceled or remain at full effectiveness for 60 days, or (4) any event occurs in accordance with the laws of Brazil or the Cayman Islands that has an effect analogous to that of the events above; or
  the Issuer comes with a request for self-bankruptcy, or process in accordance with any applicable law of bankruptcy, insolvency, reorganization, or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the Issuer consents, by way of reply or otherwise, to the delivery of a decision or declaratory judgment of bankruptcy in an action or involuntary process pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, or another similar law, or the commencement of any action or bankruptcy or insolvency proceedings against the Issuer or its dissolution or any event that, in accordance with the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

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18. Securities

If an event of default described in the third and fourth points above occurs and persists, the principal of the notes and the interest due and not paid on all notes will become immediately due and payable without declaration or any act on the part of the trustee or of any holders of notes. However, the Issuer will be required to make payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to the subordination provisions specified in the deed.

ii) Interest

5.90% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is chirographary or subordinate

Subordinated.

v) Any restrictions imposed on the issuer in relation

•            on the distribution of dividends

None.

•            on the sale of certain assets

Merger, Acquisition, Sale or Transfer

Without the consent of the holders of no less than 66 2/3% of the aggregate principal amount of the notes open, the Issuer will not make any consolidation or amalgamation with any other person or divest or transfer all or substantially all of its assets or all or substantially all of its assets and liabilities (including the notes issued in accordance with the deed) to any other person unless thereafter:

•            the person consisting of such a consolidation or with which the Issuer made a merger, or the person who acquires all or substantially all the property and assets of the Issuer or all or substantially all of the assets and liabilities of the Issuer (including the notes issued according to the deed) expressly assumes the due and timely payment of the principal and interest on all notes and compliance with and observance of all the obligations contained in the deed and the notes that must be complied with and observed by the Issuer;

•            immediately after the entry into force of such a transaction, no event of default or event that, by means of warning, or the course of time or other conditions would become an event of default has occurred and persists, and no obligation or agreement specified in the deed or in the notes have been significantly violated; and

•            the person consisting of such a consolidation or with which the Issuer made a merger, or the person who acquires all or substantially all of the assets of the Issuer or all or substantially all of the assets and liabilities of the Issuer (including the notes issued under the Indenture) deliver to the Trustee a certificate of an Officer and an opinion from a counsel stating that the consolidation, merger, sale or transfer, and an additional deed in relation to the transaction if it is required, stating that such additional deed is according to the deed and that all the suspensive conditions laid down in the deed in relation to the transaction have been met.

In addition, the above conditions shall apply only if the Issuer wishes to do a merger or consolidation with another entity or sell its assets substantially as a whole to another entity. The Issuer does not need to meet these conditions if he enters into other types of transactions, including any transaction in which he acquired the stock or assets of another entity, any transaction that involves a change in the Issuer's control, but in which there is no merger or consolidation, and any transaction in which the Issuer sells less than substantially all of its assets.

•            on the hiring of new debt

None.

357 – Reference Form – 2016

18. Securities

•            on the issue of new securities

None.

•            the corporate transactions made involving the issuer, its controllers or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for modification of the rights secured by such securities

Modifications which do not require approval

The Issuer and the trustee may once, without the prior consent of the holders of notes, modify the terms and conditions of the notes only to meet the requirements of the Central Bank to qualify as capital Level 2 notes according to the CMN Resolution No. 3,444/07 and amendments thereof. The Issuer will not be authorized to make any modification without the consent of the holders of notes if such modification affects in any way the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the open notes, the classification of notes or the original date of maturity of the notes.

The trustee shall obtain the opinion of the Issuer's Brazilian lawyer, describing the modifications to the terms and conditions of the notes required by the Central Bank to qualify as capital Level 2 notes. When receiving such an opinion of a counsel, the Issuer shall sign a deed which shall be ratified, a new form of note and any other document necessary to deploy the necessary modifications required by the Central Bank.

The Issuer and the trustee also may, without the consent of the holders of the notes, modify the deed for certain specific purposes, including, among other things, to provide for the issuance of additional notes, to fix flaws and ambiguities, inconsistencies or include any other provisions relating to issues or questions relating to the deed, provided that such correction or added provision will not adversely affect the interests of holders of notes in any relevant aspect.

Modifications which require approval

In addition, the deed may be modified by the Issuer and trustee with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes. However, no modification can, without the consent of the holder of each note open affected by such modification:

•            change the due date of any payment of the principal or of any portion of interest on any note;

•            reduce the amount of principal or interest rate, or modify the method of calculating the amount of the principal or interest payable on any date;

•            change any place of payment in which the principal or interest on the notes shall be paid;

•            change the currency in which the principal or interest on the notes shall be paid;

•            impair the right of holders of notes to initiate an action to execute any payment by the due date or thereafter;

•            modify the provisions of subordination of the deed in a way that affects adversely the holders of notes;

•            reduce the percentage of the principal amount of the notes outstanding of holders whose consent is required for any modification of, or renunciation of observing any provision of the deed or breach and its consequences; or

•            modify the provisions summarized in this paragraph or the provisions of the indenture relating to waivers to breach passed, except to increase any percentage or provide that other provisions of the indenture cannot be modified or waived without the consent of each holder of a note affected by such modification.

After a modification described in the previous paragraph, the Issuer is obliged to send through the fiduciary agent, a notice to shareholders describing briefly such modification. However, the fact of not sending such a notice to holders of notes, or any error in the notice, shall not affect the validity of the modification.

The trustee may at any time summon a meeting of the holders of notes. The Issuer or the holders of at least 10% of the aggregate principal amount of the notes outstanding may convene a meeting if the Issuer or such holders have written request to the trustee to convene such a meeting and the trustee has not sent such a notice of summons within 20 days of receipt of the request. Meeting summons shall include the time and place of the Meeting and a general description of the measure it proposes to take in the Meeting, and shall be delivered not less than 30 days and not more than 60 days before the date of the Meeting, except that all notices of meetings re-summoned after the postponement must be given with not less than 10 days and not more than 60 days before the date of the Meeting. In any meeting, the presence of holders of notes who hold an aggregate principal amount enough to take the measure for which the meeting was convened, will constitute a quorum. Any modifications or waivers to the deed or to the notes shall be final and shall oblige all holders of notes, whether or not they have given their consent (unless required under the indenture) or were present at any meeting duly convened.

358 – Reference Form – 2016

18. Securities

vii) Other relevant features

Other relevant features are described above.

V.  SUBORDINATED DEBT – US$1,100,000,000 – due on 03/01/2022

  identification of the security: Subordinated debt – United States of America
b) Quantity	c) Total nominal value	d) Date of issue	e) outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	f) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$1.1 billion that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$1,100,000,000.00	03/01/2012 03/01/2022 (maturity)	US$1,100,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible
  possibility of redemption

i) Chance of redemption

The Issuer will not be entitled to redeem all or part of the securities before their expiration date, except as provided for below in "early redemption through Tax Event."

Early redemption through tax event

On any interest payment date, with the prior approval of the Central Bank and any other government authority (if applicable), the bonds can be redeemed after the occurrence of the Tax Event (term as defined below). In the case of redemption after a Tax Event, the bonds will be redeemed by the buy-back price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of such redemption, including any additional amounts.

In the case of a Tax Event, the Issuer is obliged, before exercising its right to redemption, to deliver to the Trustee a written notice along with a certificate from the direction of Banco Bradesco S.A. and the legal opinion of a Brazilian lawyer, both in a form satisfactory to the Trustee, confirming that it has the right to exercise such right of redemption.

"Tax Event" means the determination by the Issuer that, immediately before sending the appropriate warning on applicable interest payment date, the Issuer would be obliged, for reasons beyond its control, to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments of the bonds were subject to withholding or deduction at a rate of (a) 15% in the case of any taxes applied in Brazil, (b) 25% in the case of taxes applied in Brazil regarding sums paid to residents of countries where income is exempt from taxes or subject to an income tax rate with 20% limit, or when the laws of such a country or place imposes restrictions on disclosure (i) shareholder composition; or (ii) the investment property; or (iii) the beneficiary of the property income paid to non-resident persons, pursuant to the Law No. 9,779/99, (c) 0% in the case of any taxes applied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date on which the issuer designates such payment agent and in each of these cases, the Issuer cannot avoid such circumstance through reasonable measures.

ii) Formula for calculating the redemption value:

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the person in whose name the notes are registered at the close of transactions, at New York City time, on the 10th business day before that date of payment. The notes need not be delivered to the payment of principal, interest or other amounts to be received, except with respect to a redemption or the final payment of principal on the maturity date.

359 – Reference Form – 2016

18. Securities

  Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: 03/01/2022.

Prepayment:

Prepayment events (Default)

  the Issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;
  the Issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration except by virtue of a deferral of interest and this default persists for 15 days;
  a court or agency or supervisory authority in the Cayman Islands or in Brazil (1) initiates a process or approves a decision or declaratory judgment of bankruptcy under any bankruptcy, insolvency, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities law or similar law, or the dissolution or liquidation of the Issuer's business, or judging the Issuer bankrupt or insolvent or (2) approves a decision or order approving, as duly registered a petition pleading the reorganization of the Issuer and its agreement with creditors pursuant to any applicable law, except for a permitted reorganization according to the deed, (3) approves a decision or order appointing a custodian, manager, liquidator, assignee, intervenor or other similar authority to the Issuer or all or substantially all of its assets, and such processes, decision or order have not been canceled or remain at full effectiveness for 60 days, or (4) any event occurs in accordance with the laws of Brazil or the Cayman Islands that has an effect analogous to that of the events above; or
  the Issuer comes with a request for self-bankruptcy, or process in accordance with any applicable law of bankruptcy, insolvency, reorganization, or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the Issuer consents, by way of reply or otherwise, with the delivery of a decision or declaratory judgment of bankruptcy in an action or involuntary process pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, or another similar law, or the commencement of any action or bankruptcy or insolvency proceedings against the Issuer or its dissolution or any event that, in accordance with the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If an event of default described in the third and fourth points above occurs and persists, the principal of the notes and the interest due and not paid on all notes will become immediately due and payable without declaration or any act on the part of the trustee or of any holders of notes. However, the Issuer will be required to make payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to subordination provisions specified in the deed.

ii) Interest

5.75% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is chirographary or subordinate

Subordinated.

v) Any restrictions imposed on the issuer in relation

•            on the distribution of dividends

None.

•            on the sale of certain assets

Merger, acquisition, Sale or Transfer

Without the consent of the holders of no less than 66 2/3% of the aggregate principal amount of the notes open, the Issuer will not make any consolidation or amalgamation with any other person or divest or transfer, all or substantially all of its assets or all or substantially all of its assets and liabilities (including the notes issued in accordance with the deed) to any other person unless thereafter:

360 – Reference Form – 2016

18. Securities

•            the person consisting of such consolidation or with which the Issuer made a merger, or the person who acquires all or substantially all the property and assets of the Issuer or all or substantially all of the assets and liabilities of the Issuer (including the notes issued according to the deed) expressly assumes the due and timely payment of the principal and interest on all notes and compliance with and observance of all the obligations contained in the deed and the notes that must be complied with and observed by the Issuer;

•            immediately after the entry into force of such transaction, no event of default or event that, by means of warning, or the course of time or other conditions would become an event of default has occurred and persists, and no obligation or agreement specified in the deed or in the notes has been significantly violated; and

•            the person consisting of such consolidation or with which the Issuer made a merger, or the person who acquires all or substantially all of its assets and the assets of the Issuer or all or substantially all of the assets and liabilities of the Issuer (including the notes issued under the Indenture) deliver to the Trustee a certificate of an Officer and an opinion from a counsel stating that the consolidation, merger, sale or transfer, and an additional deed in relation to the transaction if it is required, stating that such an additional deed is according to the deed and that all the suspensive conditions laid down in the deed in relation to the transaction have been met.

In addition, the above conditions shall apply only if the Issuer wishes to do a merger or consolidation with another entity or sell its assets substantially as a whole to another entity. The Issuer does not need to meet these conditions if he enters into other types of transactions, including any transaction in which he acquired the stock or assets of another entity, any transaction that involves a change in the Issuer's control, but in which there is no merger or consolidation, and any transaction in which the Issuer sells less than substantially all of its assets.

•            on the hiring of new debt

None.

•            on the issue of new securities

None.

•            the corporate transactions made involving the issuer, its controllers or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for modification of the rights secured by such securities

Modifications which do not require approval

The Issuer and the trustee may once, without the prior consent of the holders of notes, modify the terms and conditions of the notes only to meet the requirements of the Central Bank to qualify as capital Level 2 notes according to CMN Resolution No. 3,444/07, and subsequent amendments. The Issuer will not be authorized to make any modification without the consent of the holders of notes if such modification affect in any way the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the notes, open the classification of notes or the original date of maturity of the notes.

The trustee shall obtain the opinion of the Issuer's Brazilian lawyer, describing the modifications to the terms and conditions of the notes required by the Central Bank to qualify as capital Level 2 notes. When receiving such an opinion of a counsel, the Issuer shall sign a deed which shall be ratified, a new form of note and any other document necessary to deploy the necessary modifications required by the Central Bank.

The Issuer and the trustee also may, without the consent of the holders of notes, modify the deed for certain specific purposes, including, among other things, to provide for the issuance of additional notes, fix flaws and ambiguities, inconsistencies or include any other provisions relating to issues or questions relating to the deed, provided that such correction or added provision will not adversely affect the interests of holders of notes in any relevant aspect.

Modifications which require approval

In addition, the deed may be modified by the Issuer and trustee with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes. However, no modification can, without the consent of the holder of each note open affected by such modification:

•            change the due date of any payment of the principal or of any portion of interest on any note;

361 – Reference Form – 2016

18. Securities

•            reduce the amount of principal or interest rate, or modify the method of calculating the amount of the principal or interest payable on any date;

•            change any place of payment in which the principal or interest on the notes shall be paid;

•            change the currency in which the principal or interest on the notes shall be paid;

•            impair the right of holders of notes to initiate an action to execute any payment by the due date or thereafter;

•            modify the provisions of subordination of the deed in a way that adversely affects holders of notes;

•            reduce the percentage of the principal amount of the notes outstanding, of which the holders consent is required for any modification of, or renunciation of observing any provision of the deed or breach and its consequences; or

•            modify the provisions summarized in this paragraph or the provisions of the indenture relating to waivers to breach passed, except for increasing any percentage or provide that other provisions of the indenture cannot be modified or waived without the consent of each holder of a note affected by such modification.

After a modification described in the previous paragraph, the Issuer is obliged to send through the fiduciary agent, a notice to shareholders describing briefly such modification. However, the fact of not sending such notice to holders of notes, or any error in the notice, shall not affect the validity of the modification.

The trustee may at any time summon a meeting of the holders of notes. The Issuer or the holders of at least 10% of the aggregate principal amount of the notes outstanding may convene a meeting if the Issuer or such holders have written request to the trustee to convene such a meeting and the trustee has not sent such notice of summons within 20 days of receipt of the request. Meeting summons shall include the time and place of the Meeting and a general description of the measure it proposes to take in the Meeting, and shall be delivered not less than 30 days and not more than 60 days before the date of the Meeting, except that all notices of meetings re-summoned after the postponement must be given with not less than 10 days and not more than 60 days before the date of the Meeting. In any meeting, the presence of holders of notes who hold an aggregate principal amount enough to take the measure for which the meeting was convened, will constitute a quorum. Any modifications or waivers to the deed or to the notes shall be final and shall oblige all holders of notes, whether or not they have given their consent (unless required under the indenture) or were present at any meeting duly convened.

vii) Other relevant features

Other relevant features are described above.

362 – Reference Form – 2016

18. Securities

Conversion of the total nominal value of securities issued abroad:

Security value		Value in US$	Value in R$	Date of Quotation	Dollar (Sale)
I	Global Medium - Term Note - 53 Series	$500,000,000.00	R$815,850,000.00	05/16/2011	R$1.6317
II	Global Medium - Term Note - 59 Series	$800,000,000.00	R$1,429,920,000.00	01/12/2012	R$1.7874
III	Subordinated debt	$750,000,000.00	R$1,249,650,000.00	12/31/2010	R$1.6662
IV	Subordinated debt	$1,100,000,000.00	R$1,832,820,000.00	12/31/2010	R$1.6662
		$500,000,000.00	R$835,050,000.00	01/13/2011	R$1.6701
V	Subordinated debt	$1,100,000,000.00	R$1,886,720,000.00	03/01/2012	R$1.7152

Source: Central Bank

The conversion of the outstanding debit balance on the date of the last fiscal year of securities issued abroad:

Security value		Value in US$	Value in R$	Date of Quotation	Dollar (Sale)
I	Global Medium - Term Note - 53 Series	$500,000,000.00	R$1,952,400,000.00	12/31/2015	R$3.9048
II	Global Medium - Term Note - 59 Series	$800,000,000.00	R$3,123,840,000.00	12/31/2015	R$3.9048
III	Subordinated debt	$750,000,000.00	R$2,928,600,000.00	12/31/2015	R$3.9048
IV	Subordinated debt	$1,100,000,000.00	R$4,295,280,000.00	12/31/2015	R$3.9048
		$500,000,000.00	R$1,952,400,000.00
V	Subordinated debt	$1,100,000,000.00	R$4,295,280,000.00	12/31/2015	R$3.9048

Source: Central Bank

363 – Reference Form – 2016

18. Securities

19. Repurchase plans/Treasury

19.1 - Information on the issuer's share buyback

Deliberation date	Comp. period	Available reserves and income (R$)	Type	Class	Estimated number (Units)	% rel. circ.	Amount purchased approved (Units)	PMP	Rating factor	% purchased
Other features
06/24/2015	06/27/2015 to 06/26/2016	38,571,882,000.00	Common		7,500,000	1.1361390	771,322	26.12	R$ Per unit	10.2842933
			Preferred		7,500,000	0.3075383	6,598,392	26.66	R$ Per unit	87.9785600

Reference Date: 12/31/2014
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av. Paulista, 1450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Deliberation date	Comp. period	Available reserves and income (R$)	Type	Class	Estimated number (Units)	% rel. circ.	Amount purchased approved (Units)	PMP	Rating factor	% purchased
Other features
06/24/2014	06/27/2014 to 06/26/2015	29,683,478,000.00	Common		7,500,000	1.3667986	0	0	R$ Per unit	0.0000000
			Preferred		7,500,000	0.3698142	1,118,600	25.86	R$ Per unit	14.9146667

Reference Date: 12/31/2013
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av. Paulista, 1450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Deliberation date	Comp. period	Available reserves and income (R$)	Type	Class	Estimated number (Units)	% rel. circ.	Amount purchased approved (Units)	PMP	Rating factor	% purchased
Other features
06/25/2013	06/27/2013 to 06/26/2014	30,350,909,000.00	Common		7,500,000	1.3672407	263,510	0.01	R$ Per unit	3.5134667
			Preferred		7,500,000	0.3692372	3,079,570	27.60	R$ Per unit	41.0609333

Reference Date: 12/31/2012
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av. Paulista, 1450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

364 – Reference Form – 2016

18. Securities

19.2 - Movement of securities held in Treasury

Fiscal year 12/31/2015

Shares

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	2,898,610
Acquisition	771,322	26.12
Disposal	-	-
Cancellation	-	-
Closing balance	3,669,932
Outstanding shares (%)		0.5527

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	8,984,870
Acquisition	6,598,392	26.66
Disposal		-
Cancellation	-	-
Closing balance	15,583,262
Outstanding shares (%)		0.6411
Note: Includes the effect of the share bonus of 20%, which, added to the other shares purchased, do not change the cost nor the weighted average price.

365 – Reference Form – 2016

19. Repurchase plans/Treasury

Fiscal year 12/31/2014

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	2,898,610
Acquisition	-	-
Disposal	-	-
Cancellation	-	-
Closing balance	2,898,610
Outstanding shares (%)		0.5238

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	7,866,270
Acquisition	1,118,600	25.86
Disposal		-
Cancellation	-	-
Closing balance	8,984,870
Outstanding shares (%)		0.4434

366 – Reference Form – 2016

19. Repurchase plans/Treasury

Fiscal year 12/31/2013

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	2,635,100
Acquisition	263,510	-
Disposal	-	-
Cancellation	-	-
Closing balance	2,898,610
Outstanding shares (%)		0.5240

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	4,786,700
Acquisition	3,079,570	27.60
Disposal		-
Cancellation	-	-
Closing balance	7,866,270
Outstanding shares (%)		0.3873
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.

19.3 - Other relevant information

Item 19.1

In transactions related to periods of repurchase from 06.27.2015 to 06.26.2016 (for 2015) and 06.27.2013 to 06.26.2014 (for 2013), the bonuses of 20% and 10% respectively are considered, which added to the other shares purchased do not change the cost and the weighted average price. For the information of 2013, due to system unavailability, we consider the average price of the common shares as R$0.01.

Item 19.2

In addition to the item 19.2, we demonstrate the transactions in treasury related to March 2016, composed, largely, by the effect of the bonus of 10% of the shares occurring in the period, which did not influence the cost and the weighted average price.

367 – Reference Form – 2016

19. Repurchase plans/Treasury

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real )
Opening balance	3,669,932
Acquisition	905,113	19.35
Disposal	-	-
Cancellation	-	-
Closing balance	4,575,045

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real )
Opening balance	15,583,262
Acquisition	1,558,326	-
Disposal	-	-
Cancellation	-	-
Closing balance	17,141,588

368 – Reference Form – 2016

19. Repurchase plans/Treasury

20. Trading Policy

20.1 - Information about the securities trading policy

a)     date of approval

07.29.2002

b)    related persons

Falling within the scope of the trading policy of securities issued by the Banco Bradesco S.A. are its direct and indirect controlling shareholders, members of the Board of Directors, Officers, members of the Fiscal Council, as well as members of any bodies with technical or advisory functions, created by the company's bylaws, and all those who, by virtue of their office, function or position in Bradesco or its affiliates, are aware of information concerning material acts or facts.

c)     main features

The trading policy of securities issued by the Banco Bradesco S.A. has as guidelines the CVM Instruction No. 358/02, establishing, especially:

1.  The obligation of the managers and the members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, to inform the Banco Bradesco S.A. ownership and negotiations held with securities issued by the company itself, by its controller and its subsidiaries, provided that these are publicly-held companies;

2.  The obligation for direct or indirect controlling shareholders, and the shareholders who elect the members of the Board of Directors or the Fiscal Council, as well as any natural or juridical person, or group of persons acting together or representing the same interest, to provide information to the company whenever direct or indirect participation is achieved, which corresponds to five percent (5%) or more of a kind or class of shares representing the capital of Banco Bradesco S.A.;

3.  The obligation to provide information by the person or group of people representing one same interest, holder of equity interest equal to or greater than five percent (5%), each time such a participation rises by five percent (5%) of a kind or class of shares representing the share Capital of Banco Bradesco S.A.;

4.  The obligation of persons mentioned in item "2" above to report the alienation or extinction of stocks and other securities or rights over them, each time the holder's participation in a kind or class of securities in question reaches the percentage of five percent (5%) of the total of this kind or class, and whenever such participation is reduced by five percent (5%) of the total kind or class; and

5.  The obligation for direct or indirect controlling shareholders, members of the Board of Directors, Officers, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, or whoever, in virtue of his office, function or position in Banco Bradesco S.A., its subsidiaries or Affiliates, Controllers, becomes aware of information related to a material act or fact, to refrain from trading in certain periods impeding navigation.

d)    prediction of sealing periods of negotiations and a description of the procedures adopted to monitor the trading in such periods

The direct or indirect controlling shareholders, members of the Board of Directors, Officers, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, or whoever, in virtue of his office, function or position in Banco Bradesco S.A., its subsidiaries or Affiliates, Controllers, becomes aware of information related to material act or fact, shall refrain from trading the securities issued by the company or related thereto:

a.     prior to disclosure to the market of material act or fact occurred in the business of Banco Bradesco S.A.;

b.    in the period of fifteen (15) days prior to the disclosure of quarterly information (ITR) and annual (DFP) of Banco Bradesco S.A.;

c.     If there is intent to promote incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

d.    in relation to direct or indirect controlling shareholders, members of the Board of Directors and Officers, whenever the acquisition or sale of shares of Banco Bradesco S.A.’s own issue is in progress, by it or by its subsidiaries, affiliated companies or other company under common control, or if an option or mandate for the same purpose has been granted, exclusively for the dates in which the company itself negotiates or notifies the broker who will negotiate with shares of their issue.

369 – Reference Form – 2016

19. Repurchase plans/Treasury

All managers of the Company are given, at the beginning of each fiscal year, and whenever change occurs, a schedule specifying the periods during which they will be barred from trading with securities issued by the company or related thereto.

At the same time, monitoring is carried out of the quotations of the securities issued by the Company in order to identify any fluctuations that require investigation.

e)     places where the policy can be consulted

The Policy for Securities Trading Issued by Banco Bradesco S.A. is available on the Investor Relations site of Banco Bradesco (www.bradesco.com.br/ri) - Corporate Governance Sector – Policies and Practices and also on the websites of the CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

20.2 - Other relevant information

The prohibitions provided for in Item 20.1 still apply:

a)         for anyone who has knowledge of information related to material act or fact, knowing that it has not been released to the market, especially those who have a business or professional relationship or a relationship of trust with Banco Bradesco S.A., such as independent auditors, securities analysts, consultants and institutions that are members of the distribution system, which shall be informed of the relevance of the information of which they are aware, being incumbent on them to check regarding the disclosure of the information before negotiating with Banco Bradesco S.A. securities or related thereto;

b)         for the members of the Board of Directors and Officers that differ from the Management of Banco Bradesco S.A. prior to public disclosure of business or fact started during his term of office, and will extend for a period of six (6) months after his removal.

The seals provided for will take effect as soon as Banco Bradesco S.A. discloses the fact to the market unless trading with stocks can interfere in the conditions of the said business to the detriment of shareholders of Banco Bradesco S.A. or of itself.

The Securities Trading Policy is an integral part of the Political instrument of disclosure of material act or fact and trading of securities issued by this company, which is available on the website www.bradesco.com/ri - Corporate Governance - Policies and is also available on the websites of the BM&FBovespa and CVM.

370 – Reference Form – 2016

20. Trading  Policy

21. Disclosure Policy

21.1 - Description of the standards, or internal procedures or regiments relating to the disclosure of information

The Policies regarding the Disclosure of Material Information and Trading of Securities Issued by Bradesco establish high standards of conduct for Senior Management and employees, whether in an internal or external environment, in view of the knowledge of inside information inherent in the work developed in the company in related companies, demonstrating the unlawfulness of the use of this information to benefit themselves or others, while not disclosed to the market, as well as configuring that such act affront the basic principles of the Company such as responsibility, ethics, transparency, loyalty and good faith, by subjecting the "insider" and other beneficiaries to sanctions in administrative, civil and criminal spheres.

They evidence, still, some precautions that must be observed in the conduct of activities, which are:

a.     to monitor subordinates and third parties not related to the Political Instrument of Disclosure of Material Act or Fact and Securities Trading and ensure they acknowledge a material act or fact, albeit partially, also maintain the confidentiality of information, responding jointly in the event of noncompliance;

b.    to involve only people considered indispensable in the actions that may result in acts or facts that set up privileged information;

c.     to demonstrate to the involved the legal responsibility of each, alerting them that the operations, acts or facts on development are private and should not be commented on or with their own families;

d.    to keep safe the medium in which the information is stored (on paper or magnetic media), restricting any type of unauthorized access, eschewing also the transfer of them or transmission of them to third parties in a manner not adequately protected; and

e.     to obtain from their subordinates who, in the exercise of their activities, have access to inside information, as well as of third parties which also have equal access, as independent auditors, lawyers, analysts and financial advisers, accountants, consultants and other entities belonging to the securities distribution system, the term of adherence to "Political Instrument of Disclosure of Material Act or Fact and Securities Trading."

21.2 - Description of the policy for disclosure of material act or fact and procedures concerning the maintenance of secrecy about relevant information not disclosed

The disclosure of material act or fact in the Company takes place centrally, which facilitates the control of this information, where those involved follow to the letter the described in Item 21.1 above.

The Policy of Disclosure of Material Act or Fact of Bradesco is an integral part of the Political Instrument of Disclosure of Material Act or Fact and Securities Trading issued by this Company and has as object the establishment of high standards of conduct, which must be observed by Bradesco, by direct or indirect controlling shareholders, members of the Board of Directors, Officers, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, and for anyone who, by virtue of the position, function or position in the Bradesco, their controllers, controlled or affiliated companies, becomes aware of information related to the Material Act or Fact, which, without prejudice to the specific rules laid down, their conduct shall be guided on the basis of the following general principles:

  to grant to shareholders and investors in securities of Bradesco broad right to information about what may affect their investment, respected the legitimate interests of Bradesco and observed legal requirements and the provisions of that instrument;
  to ensure continuous, orderly and affordable flow of information to all shareholders and investors in securities of Bradesco;
  to pay attention to their social responsibility, especially for investors, those who work at Bradesco, as well as with the community in which they operate;
  to make every effort to promote market efficiency, so that the competition among investors is in the interpretation of the information disclosed, will never privileged access to information;
  to always be aware that the transparent, accurate and timely information is the main instrument available to the investing public and, especially, Bradesco's shareholders to be ensured the necessary fair treatment; and
  to ensure that the disclosure of information about the assets and liabilities and financial situation of the company is correct, complete and continuous.

371 – Reference Form – 2016

20. Trading  Policy

The said instrument was approved on 07.29.2002, which is available on the website www.bradesco.com/ri - Corporate Governance - policies and is also available on the websites of the BM&FBovespa and CVM, as well as its basic guidelines to CVM Instruction No. 358/02.

21.3 - Managers responsible for implementation, maintenance, evaluation and supervision of information disclosure policy

Responsibility for the implementation and monitoring of the Political Instrument of Disclosure of Material Act or Fact and Securities Trading Issued by Banco Bradesco S.A. is the Investor Relations Officer.

21.4 - Other relevant information

There is no other information deemed relevant at this time.

372 – Reference Form – 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 30, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.